Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

LAR/PNH 14 JUL 08

RECEIVED

2008 JUL 17 P 1:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

08003858

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission April to June 2008

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Trading Statement dated 12 May, 2008;
- Articles of Association dated 30 April, 2008;
- Mortgage Agreement dated 5 June, 2008;
- BoE Facility dated 2 May, 2008;
- Granite Master Issuer Redemption dated 19 May, 2008;
- Granite Master Issuer Redemption dated 17 April, 2008;
- Annual Information Update dated 4 April, 2008;
- Notice to Noteholders dated 7 May, 2008;
- Notice to Noteholders dated 7 May, 2008;
- Notice to Noteholders dated 14 April, 2008;
- Notice to Noteholders dated 23 May, 2008;
- Form 288b Appointment of Director/Secretary dated 7 May, 2008;
- Annual Report and Accounts filed on 30 March, 2008;
- Annual General Meeting passing of Resolution 7 filed 7 May, 2008;
- Articles of Association passed on 1 May, 2008; and
- Articles of Association passed on 1 May, 2008 effective 1 October, 2008.

PROCESSED
JUL 22 2008
THOMSON REUTERS

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

LARawcliffe.

L-A RAWCLIFFE
Assistant Director – Debt Capital Markets

7/17

Enc.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

AND

DOCUMENTATION FILED WITH COMPANIES HOUSE

2008

(APRIL TO JUNE)

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS
2008
(APRIL TO JUNE)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding		ASAP but no later than the close of the business day following receipt of information by Northern Rock	DTR 3.1.4
2.	Holding(s) in Company		ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7 and DTR 5.1
3.	Notice of Meetings, Circulars and Ancillary Documents		ASAP once issued	LR 9.6.1, 2 and 3
4.	Annual Report & Accounts		ASAP and within 4 months of end of financial period to which they relate	DTR 4.1
5.	Preliminary Results		ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7 A.1
6.	Interim Results		ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements Trading Statement	 12 May 2008	ASAP	DTR 2.2
8.	Notification of Resolutions post Meeting		ASAP after Meeting	LR 9.6.18
9.	**Miscellaneous** Articles of Association Mortgage Agreement with Lloyds TSB Group plc Bank of England Facility Granite Master Issuer Redemption	 30 April 2008 5 June 2008 2 May 2008 19 May 2008 17 April 2008		
10.	Issue of Debt		ASAP	LR 9.6.4
11.	Notice of Early Redemption		ASAP but no later than 7.30am on the business day following receipt of	LR 12.5.2

			information by Northern Rock	
12.	Annual Information Update	4 April 2008	20 working days after the publication of the annual financial statements	PR 5.2
13.	Notification of Stabilisation		Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms		As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular		As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular		N/A	N/A
17.	Voting Rights and Share Capital			Transparency Directive 5.6.1
18.	Tender Offer		N/A	N/A
19.	Notice to Noteholders	7 May 2008 7 May 2008 14 April 2008 23 May 2008	37 days prior to coupon payment 37 days prior to coupon payment	EMTN Programme Documentation PSN Programme Documentation

Key

"CA" means the Companies Act 1985 and 2006.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2008

(APRIL TO JUNE)

Northern Rock plc
Annual Report and Accounts 2007

CONTENTS

Presentation of Information

On 17 February 2008, the Chancellor of the Exchequer announced that the Government had decided to take Northern Rock into a period of temporary public ownership and on 22 February 2008 the Banking (Special Provisions) Bill received Royal Assent. HM Treasury made an order on 22 February 2008 which transferred all of the Ordinary, Preference and Foundation Shares in Northern Rock to the Treasury Solicitor as the Treasury's nominee.

The legislation includes provisions such that Change of Control provisions in any of the Company's contractual arrangements have not been triggered. Details of the impact of temporary public ownership are given throughout this Annual Report and Accounts as it affects the Company's operations and financial disclosures.

As Northern Rock has previously published financial statements which have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, it continues to do so.

EXECUTIVE CHAIRMAN'S STATEMENT

2007 was a difficult and challenging year for Northern Rock, with the effects of the severe reductions in the levels of global liquidity having a significant impact on the Company, as explained in the Operating and Financial Review on pages 25 to 39 of this report. This led to Northern Rock requiring liquidity support from the Bank of England. Subsequently, the Board commenced a strategic review to determine the future of the Company.

I was appointed as Chairman of Northern Rock following the decision by HM Treasury to take the Company into a period of temporary public ownership with effect from 22 February 2008. In the period since my appointment, a high priority has been the development of a business plan for Northern Rock going forward.

This plan is designed to deliver the Government's stated objectives to protect UK taxpayers, promote financial stability, and protect consumers. It has the following key priorities:

- Repayment of the Bank of England loan;
- Release of the Government guarantee arrangements;
- Contracting to a smaller, sustainable business;
- Restructuring the organisation and its operations so that these are aligned to the business objectives.

It is a challenging plan, particularly given the present difficult market conditions, and carries with it both operational and financial risk. We are nonetheless confident that it can be delivered and, in due course, Northern Rock will be returned to private ownership, as a lower risk, financially viable mortgage and savings bank.

Since 1997 Northern Rock has backed The Northern Rock Foundation, which supports community and charitable causes in the North East of England and Cumbria. In 2007 the Foundation received £14.8 million, resulting in a total of around £190 million having been donated by Northern Rock since the Foundation's inception 10 years ago. In order to allow this work to continue, Northern Rock has committed to donate at least £15 million per annum to the Foundation from 2008 to 2010.

This last year has undoubtedly been unsettling for our customers and I wish to thank them for the loyalty and patience they have shown. We recognise that customer support is of the utmost importance to our business and we remain fully committed to high service standards and fair treatment of our customers.

Our employees have maintained the highest standards of professionalism and customer service during 2007 and I pay tribute to the hard work and unwavering loyalty shown by them. Inevitably, given the restructuring of the Company it will be necessary to reduce staffing levels, but we are working to support all staff as fully as we can during the restructuring period. We are determined to remain as a major employer in the North East.

Ron Sandler
Executive Chairman

29 March 2008

During 2007, the number of meetings attended by each Director was as follows:

	Board	Audit	Nominations	Remuneration	Risk
Number of meetings held in 2007	**35**	**5**	**1**	**3**	**4**
Non – Executive Directors					
Dr M W Ridley, BA, DPhil – Chairman (Retired 19 October 2007)	18/18		1/1		
N A H Fenwick, MA (Retired 16 November 2007)	21/21	4/4		1/1	
Sir Ian Gibson, CBE – Senior Independent Director	34/35	5/5	1/1	2/3	4/4
N Pease, BA (Retired 16 November 2007)	18/21	4/4		1/1	
M J Queen, BA, FCA	34/35	5/5		2/3	
R A Radcliffe, CBE, MA, MPhil, FIMC (Retired 16 November 2007)	11/21	2/4		1/1	1/3
Sir Derek Wanless, MA, FCIB, MIS (Retired 16 November 2007)	20/21	4/4	1/1	1/1	3/3
B K Sanderson CBE – Chairman (Appointed 19 October 2007)	17/17			2/2	1/1
J F Devaney (Appointed 26 November 2007)	8/8	1/1		2/2	1/1
S T Laffin, MA, ACMA (Appointed 26 November 2007)	8/8	1/1		2/2	1/1
L P Adams (Appointed 29 November 2007)	7/7	1/1		2/2	
Executive Directors					
A J Applegarth, BA (Retired 12 December 2007)	30/31				4/4
D F Baker, BSc, FCIB (Retired 16 November 2007)	21/21				3/3
R F Bennett, FCA, ACMA, IPFA (Retired 31 January 2007)	1/1				
K M Currie (Retired 16 November 2007)	8/21				2/3
D A Jones, BA, ACA (Appointed 1 February 2007)	35/35				4/4
A M Kuipers	23/23				3/3

During 2007 the Chairman of each Committee was as follows :

Audit and Risk Committees were chaired by Sir Derek Wanless until 16 November 2007 and thereafter by Mr Queen. Ms Pease was the Chairman of the Remuneration Committee until her retirement, and was succeeded by Sir Ian Gibson. Nomination Committee was chaired by Dr Ridley until 19 October 2007, following which Mr Sanderson became Chairman. The current membership of the Committees is set out on pages 5 and 6.

On 22 February 2008, the Company's shares were delisted following their transfer to the Treasury Solicitor as nominee for Her Majesty's Treasury. As a result, the full requirements of the UKLA's Listing Rules and the Combined Code on Corporate Governance, no longer apply to the Company.

This corporate governance section summarises:

- the composition of the Board at the date of this report;
- the governance regime in place at the date of this report. The Operating and Financial Review on pages 25 to 39 also addresses certain governance matters in relation to events in 2007.

COMPOSITION OF THE BOARD

The Directors in office at the date of this report are:

R A Sandler – Executive Chairman
Ron Sandler CBE (aged 56) was appointed to the Board as Executive Chairman on 22 February 2008. He is also Chairman of the Nominations Committee and a member of the Remuneration Committee. He was Chief Executive of Lloyd's of London from 1995 to 1999, and subsequently was Chief Operating Officer of NatWest Group. He is Chairman of Pasternoster Ltd and Ironshore Inc and a Non-Executive Director of Fortis Group.

A F Godbehere – Chief Financial Officer
Ann Godbehere (aged 52) was appointed to the Board as Chief Financial Officer on 22 February 2008. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based in Zurich, as Chief Financial Officer on its establishment in 2001. In 2003 she was appointed Chief Financial Officer of the Swiss Re Group. Ms Godbehere is a Non-Executive Director of Prudential plc, Ariel Holdings Ltd and Atrium Underwriting plc.

A M Kuipers – Chief Executive Officer
Andy Kuipers (aged 50) was appointed Chief Executive on 19 December 2007, having first been appointed to the Board as an Executive Director in January 2005. He was previously the Commercial Director responsible for the co-ordination and direction of the Company's sales, marketing, products, pricing and retention activities. Mr Kuipers joined Northern Rock in 1987.

L P Adams – Non-Executive Director
Laurie Adams (aged 51) was appointed to the Board as a Non-Executive Director on 29 November 2007. He is Deputy Chairman of the Risk Committee and a member of the Remuneration Committee. Mr Adams is a Director of Siblu Holdings Limited (formerly Haven Europe Ltd) and was Managing Director and Global Head of Legal and Compliance of the Investment Banking Wholesale Division at ABN Amro Bank.

J F Devaney – Non-Executive Director
John Devaney (aged 61) was appointed to the Board as a Non-Executive Director on 26 November 2007. Mr Devaney is a member of the Remuneration and Risk Committees. He is Chairman of NATS, Telent plc (previously Marconi Corporation Plc), BizzEnergy Limited and Tersus Energy Plc.

S A M Hester – Non-Executive Director and Deputy Chairman
Stephen Hester (aged 47) was appointed to the Board as a Non-Executive Director and Deputy Chairman on 22 February 2008. Mr Hester is Chairman of the Remuneration Committee and a member of the Nominations Committee. He is Chief Executive of The British Land Company plc ("BL"). He joined BL in November 2004 from Abbey National plc which he joined in May 2002. For the previous 19 years he was at Credit Suisse First Boston.

S T Laffin – Non-Executive Director
Simon Laffin (aged 48) was appointed to the Board as a Non-Executive Director on 26 November 2007. He is Deputy Chairman of the Audit Committee and a member of the Risk Committee. He is an Industrial adviser to CVC Capital Partners and also a Non-Executive Director of Quintain Estates and Development PLC. Previously he was CFO and Property Director of Safeway Plc.

M J Queen – Non-Executive Director
Michael Queen (aged 46) was appointed to the Board as a Non-Executive Director in January 2005. Mr Queen was appointed Chairman of the Audit and Risk Committees in November 2007. He is a Director of 3i Group plc where he is responsible for Infrastructure investment. Mr Queen will retire from the Board at the end of May 2008.

P J Remnant – Non-Executive Director
Philip Remnant (aged 53) was appointed to the Board as a Non-Executive Director on 22 February 2008. He is a member of the Audit and Nominations Committees. He is Chairman of the Shareholder Executive and is a Senior Adviser of Credit Suisse's investment banking division in Europe. Previously, he was a Vice Chairman of Credit Suisse First Boston in Europe and was Director General of the Takeover Panel between 2001 and 2003. He formerly held senior investment banking positions with BZW and Kleinwort Benson.

T W Scholar – Non-Executive Director
Tom Scholar (aged 39) was appointed to the Board as a Non-Executive Director on 22 February 2008. He is a member of the Audit and Risk Committees. He was appointed Managing Director (International & Finance) at HM Treasury in January 2008. Prior to that, he was Chief of Staff and Principal Private Secretary to the Prime Minister. From 2001 to 2007 he was an Executive Director of the International Monetary Fund and the World Bank, and Minister (Economic) at the British Embassy in Washington, DC. From 1997 to 2001 he was Principal Private Secretary to the Chancellor of the Exchequer.

GOVERNANCE STRUCTURE

OVERVIEW

Since the commencement of a period of temporary public ownership on 22 February 2008, the governance of the Company has been regulated principally by a framework document (the "Framework Document") agreed between the Company and its shareholder, Her Majesty's Treasury ("HMT"). This sets out the structure of how the day-to-day shareholder relationship between the Company and HMT will work in practice, and may be revised from time to time where required by HMT as circumstances change. As described below, the Board will implement a business plan which takes into account these objectives and is consistent with the aim of temporary public ownership ("the Plan").

The ongoing relationship between the Company and HMT as shareholder, HMT and the Bank of England as debt provider and the Financial Services Authority as regulator will be underpinned by the Tripartite Authorities' stated objectives: to protect taxpayers, to promote financial stability, and to protect consumers.

BASIC PRINCIPLES

The basic relationship between the Company and HMT as shareholder operates according to the following principles under which HMT as shareholder:

- appoints the Chairman of the Board and appoints two Non-Executive Directors in consultation with the Chairman;
- must give its consent for the appointment of other members of the Board proposed to be appointed by the Nominations Committee and agrees the terms on which the Directors are appointed and incentivised;
- determines the high level objectives that the Plan is designed to achieve and agrees the Plan with the Board;
- must agree any subsequent updates to the Plan;
- reviews with the Board from time to time the Company's strategic options;
- requires that the Board is accountable to it for delivering the agreed Plan;
- gives the Board the freedom to take the actions necessary to deliver the Plan;
- monitors the Company's performance to satisfy itself that the Plan is on track; and
- must give its consent for certain significant actions.

IMPLEMENTATION OF BASIC PRINCIPLES

BOARD STRUCTURE AND GOVERNANCE

In accordance with the Framework Document, the Company will operate a corporate governance structure which, so far as practicable and in light of the other provisions of the Framework Document, or as otherwise may be agreed with HM Treasury, as Shareholder, takes appropriate account of best practice for a company listed on the Official List, including the Combined Code on Corporate Governance (the "Combined Code"). The Board will continue to operate the following committees:

- Audit Committee;
- Risk Committee;
- Remuneration Committee;
- Nominations Committee.

The work of these committees is described below.

BOARD APPOINTMENTS AND MONITORING

It is a key principle of the Framework Document that HMT as shareholder and the Chairman should share a common view about Board composition (including size, balance of experience and background) and succession. To achieve this:

- the Chairman and either the Chancellor of the Exchequer or a senior official nominated by the Chancellor of the Exchequer (the "Nominated Official") will regularly review Board composition and succession in the light of performance and the requirements of the Plan;
- two Non-Executive Directors nominated by HMT as shareholder (the "Shareholder Directors"), will be appointed to the Board. The Company acknowledges that the Shareholder Directors intend to liaise with and report to representatives of HMT as shareholder from time to time in relation to the business of the Company and decisions made or to be made by the Board in order to assist with the exercise of their powers and duties as directors of the Company;
- the Chairman will discuss with the Nominated Official any impending changes to Board membership;
- the Nominated Official will meet with the Chairman of the Nomination Committee as necessary to discuss any proposed Board changes before they become subject to the formal appointment/consent procedure outlined above;
- the Board will ensure that suitably rigorous appraisals are made of the effectiveness of the Chairman and Board; and
- the Shareholder has certain monitoring and information access rights, and its consent must be obtained for certain material transactions.

THE BOARD

The Board is responsible for:

- developing and recommending a Plan to deliver the objectives of the Tripartite Authorities, including a proposed business strategy and funding plan consistent with the aims of temporary public ownership. The Plan will be updated as required and will be subject to review by and the approval of HMT as shareholder; and
- delivering the Plan. Subject to the Framework Document and the Company's Memorandum and Articles of Association, final decisions on

running the Company will rest with the Board in accordance with the Directors' fiduciary responsibilities. HMT as shareholder is committed to giving the Board the freedom to act to deliver the agreed Plan. Thus, save as provided in the Framework Document, HMT as shareholder will not interfere in day-to-day operational and commercial matters.

The Management Board Asset and Liability Committee remains responsible for overseeing the management and review of the Company's risk profile and processes, including the composition of the balance sheet and the liquidity profile. The minutes of these meetings are reported to the Risk Committee.

BALANCE OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

More than half of the Board comprises Non-Executive Directors, all of whom have experience in a range of commercial or banking activities.

BOARD COMMITTEES

In accordance with the requirements in the Framework Document the Board has established a number of Committees. The Chairman and membership of each Committee are set out in each section below.

Each Committee has detailed terms of reference clearly setting out its remit and authority.

The following paragraphs set out details of the Committees and the particular work that they undertake.

AUDIT COMMITTEE

The Audit Committee currently comprises Messrs Queen (Chairman), Laffin (Deputy Chairman), Remnant and Scholar.

The Committee considers and, where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group. It reports to the Board on both financial and non-financial controls and monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors.

The Audit Committee has responsibility for recommending the appointment, re-appointment and removal of the external auditors.

The Audit Committee reviews the scope and results of the annual external audit, its cost effectiveness, and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings of the Audit Committee and they have direct access to the Committee and its Chairman at all times.

The Director (Audit and Compliance) provides further assurance that the significant risks identified by the business are properly managed. The Director (Audit and Compliance) also has direct access to the Audit Committee and its Chairman. The Committee regularly receives reports of reviews conducted throughout the Company by the Internal Audit and Compliance functions.

The Audit Committee met five times in 2007. In February 2007, the Audit Committee reviewed the effectiveness of the external auditors and made a recommendation that they be re-appointed for a further 12 months. The Board accepted this recommendation and an appropriate resolution was passed at the 2007 Annual General Meeting.

RISK COMMITTEE

The Risk Committee currently comprises Messrs Queen (Chairman), Adams (Deputy Chairman), Devaney, Laffin and Scholar.

The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business, the system of control necessary to manage such risks, and to present its findings to the Board.

This responsibility requires the Risk Committee to keep under review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls and to foster a culture that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group. The Risk Committee fulfils this remit by reinforcing management's control consciousness and making appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies.

Other responsibilities of the Risk Committee include keeping under review the effectiveness of the Group's risk management infrastructure. This involves an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment. It is also primarily responsible for considering any major findings of the Financial Services Authority and management's response to any risk management review undertaken by Internal Audit or the external auditors.

To assist the Board in discharging its responsibilities for the setting of risk policy, the Risk Committee periodically reviews the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy.

As part of the implementation of the International Convergence of Capital Measurement and Capital Standards: Revised Framework (commonly known as Basle II), the Committee has responsibility for monitoring the performance of the Company's Basle credit rating systems and reviewing reports prepared by the Company's Basle designated committees.

The Risk Committee also ensures that the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with statutory requirements and financial reporting standards.

The Risk Committee met four times during 2007.

NOMINATIONS COMMITTEE

The Nominations Committee currently comprises Messrs Sandler (Chairman), Hester and Remnant.

Subject to compliance with the requirements of the Framework Document (as set out above), the Committee will monitor and review the membership of, and succession to, the Board of Directors and the Committee makes recommendations to the Board in this regard. One of its functions is to identify potential Executive and Non-Executive Directors taking into account the requirement for the members of the Board to have an appropriate range of skills and experience.

The Committee met once during 2007.

REMUNERATION COMMITTEE

The Remuneration Committee currently comprises Messrs Hester (Chairman), Adams, Devaney and Sandler.

Subject to compliance with the requirements of the Framework Document (as set out above), the Committee will be responsible for considering and advising the Board on the remuneration policy for Executive Directors and the Chairman, and for determining their remuneration packages. In discharging its responsibilities, the Remuneration Committee takes professional advice from within and outside the Company.

It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors within the limits set out in the Articles of Association. The Remuneration Committee also determines the level of remuneration for the Company's Management Board Directors (comprising management at the level immediately below the Board).

The Committee met three times during 2007.

INTERNAL CONTROL AND RISK MANAGEMENT

A description of the Group's approach to financial risk management and the related use of derivatives is set out in notes 19 and 41 to the Accounts. Material risk exposures are subject to Board policy statements that set out the exposure limits of the risks and hedges and control techniques to be utilised.

As a consequence of the serious disruption in the global funding and liquidity markets and the closure to the Company of the securitisation and medium term funding markets, the Group obtained a loan facility from the Bank of England in September 2007. This loan facility has been used to meet the liquidity requirements of the Group since this date.

The Board of Directors is responsible for the Group's system of internal control. The Board of Directors is not aware of any significant failures in internal control that arose in the business of the Group during 2007 that have not been identified and dealt with in accordance with the internal control procedures of the Group.

The Company's Internal Audit function provides a degree of assurance as to the operation and validity of the system of internal control and planned corrective actions are independently monitored for timely completion.

As part of the implementation of the strategic and funding plan, the Board of Directors will initiate a complete review of the systems of control to ensure they are appropriate for the reshaped business and operations of the Group and applicable market conditions.

SUMMARY

The Directors' Remuneration Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations") and also sets out how the principles of the Combined Code relating to Executive Director remuneration have been applied by the Company during 2007.

COMPLIANCE

The Company complied with the provisions of the Combined Code relating to Directors' remuneration throughout 2007, save that the Board as a whole approved Mr B K Sanderson's appointment terms and remuneration package.

THE REMUNERATION COMMITTEE

During 2007, the Remuneration Committee ("the Committee") consisted entirely of independent Non-Executive Directors save that (as permitted by the Combined Code) the Chairman of the Company, Mr Sanderson, served as a member of the Committee from 16 November 2007 until 22 February 2008 and his successor, Mr R A Sandler, continues to do so. Between 1 January 2007 and 16 November 2007, the Committee comprised Sir Ian Gibson (Chairman), Mr M J Queen, Sir Derek Wanless, Ms N Pease, Mr N A H Fenwick and Ms R A Radcliffe. From 16 November 2007 until 22 February 2008, the Committee comprised Sir Ian Gibson (Chairman), Mr Queen, Mr L P Adams, Mr J F Devaney, Mr S T Laffin and Mr Sanderson. Following entry into temporary public ownership on 22 February 2008, the Committee has comprised Mr S A M Hester (Chairman), Mr Adams, Mr Devaney and Mr Sandler.

The Committee operates within agreed terms of reference. The Committee has responsibility for making recommendations to the Board on the Company's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Chairman, the Executive Directors and the Management Board Directors, being the level of management immediately below the Board of Directors (the "Board"). Neither the Chairman nor the Chief Executive are present when their own remuneration is under consideration.

The Committee met on three occasions during 2007.

The Committee is empowered to take advice from both inside and outside the Company on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience, and the amounts payable to directors on termination.

The following persons and advisors provided advice or services that materially assisted the Committee in its consideration of Executive Directors' remuneration matters during 2007:

- Internal support was provided to the Committee by the Company Secretary;
- New Bridge Street Consultants LLP ("NBSC") provided advice to the Committee on the proposed amendments to the Company's executive remuneration structure which were described in the 2006 Directors' Remuneration Report (the "2006 Report"), and were subject to a vote by shareholders at the Annual General Meeting on 24 April 2007 (the "2007 AGM"). NBSC also prepared a report in August 2007 on the remuneration structure for the Executive Directors at the request of the Committee;
- Watson Wyatt Limited, who are the consulting actuaries to the Company, advised on various pension issues;
- Inbucon Administration Ltd were responsible for preparing Total Shareholder Return ("TSR") calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration Ltd did not provide other advice or services to the Company; and
- Freshfields Bruckhaus Deringer advised the Company on various share plan and service contract matters and on compliance with the Regulations. They are the Company's main legal advisors.

Although the Committee generally consults with the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him, this did not occur in 2007.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

By virtue of The Northern Rock plc Transfer Order 2008 (the "Transfer Order"), which was made pursuant to the Banking (Special Provisions) Act 2008, with effect from 22 February 2008 all shares in the Company were transferred to the Treasury Solicitor, as nominee of the Treasury, and consequently the Company entered into a period of temporary public ownership.

Up to September 2007, when the Company commenced a strategic review, the Company continued to implement the remuneration policy that had been adopted by the Board (on the recommendation of the Committee) and described in the 2006 Report. The objectives, as stated in the 2006 Report, were:

- The remuneration policy should provide transparent, competitive packages to motivate, reward and retain Executive Directors of high quality;
- Performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and
- To motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

This policy remained in force during the Company's strategic review (from September 2007 to February 2008).

The Company's remuneration policy will be reviewed as a result of the Company's entry into a period of temporary public ownership. The Company's remuneration policy for 2008 and subsequent years has yet to be formalised by the new Committee and cannot therefore be stated in this Remuneration Report.

REMUNERATION PACKAGES DURING 2007
Subject to the changes discussed below, the Committee's review of remuneration arrangements in 2006 resulted in the Executive Directors' remuneration packages for 2007 comprising:

- Basic salary, pension benefits and other benefits in kind;
- If merited, an annual cash bonus worth up to 200% of salary, up to half of which would be paid in deferred shares and the remainder being paid in cash;
- If merited, participation in a Share Matching Plan – where Executives would voluntarily invest in shares up to the value of their after-tax cash bonus and receive a potential award of Matching Shares at a 2:1 ratio. Although the new plan (described below) offered a higher matching ratio than the Bonus Matching Plan offered to Executives in 2006 (the "2006 Plan") full vesting would occur only if an upper target of real EPS growth of 15% p.a. were achieved, which was a significantly more challenging upper target than the target under the 2006 Plan; and
- If considered appropriate by the Committee, and if merited, participation in a Long Term Incentive Plan ("LTIP") – with conditional awards of shares worth up to 100% of salary being subject to a Total Shareholder Return ("TSR") performance condition relative to FTSE 100 companies.

The Committee applied the broad principles of this policy throughout 2007. As described in more detail below:

- No bonuses were payable to Executive Directors in respect of 2007 and, as a result, the Share Matching Plan was not operated; and
- Whilst LTIP awards were made following approval of the new plan by shareholders in April 2007, the LTIP will not be operated in 2008 (and the awards made in 2007 have lapsed as a result of the Transfer Order).

Details of each of the proposed elements of the remuneration packages for 2008 are described in more detail below.

BASIC SALARY
The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriately competitive level. No salary increases took effect on 1 January 2008, the normal review date.

Relevant salary information is as follows:

- As described in the 2006 Report, Messrs Applegarth, Baker and Currie received salary increases with effect from 1 January 2007. They did not receive salary increases thereafter.
- Mr Jones was paid a salary at the rate of £415,000 per annum, with no salary increase in January 2008.
- Mr Kuipers succeeded to the role of Chief Executive on 19 December 2007. At that time, his basic salary was increased from £415,000 (which was his increased salary at 1 January 2007) to £560,000 per annum.
- Mr Sandler and Ms Godbehere joined the board as Executive Chairman and Chief Financial Officer respectively on 22 February 2008. Their respective salaries are £90,000 per month and £75,000 per month.

SHORT TERM BONUS SCHEME
No short term bonus scheme is in force for 2008. The terms of any such scheme will be a matter for the new Committee.

No short term bonus was paid in respect of 2007. However, for information, the structure of the scheme that applied in 2007 is described below.

The bonus scheme in force for 2007, which was similar to that operated for some years, was designed to reward year-on-year increases in the Group's underlying profit attributable to shareholders. Only where there was an increase in underlying profit attributable to shareholders would participants be eligible for a short term bonus. Every 1% increase in profits would generate a potential bonus payment equal to 10% of salary, with a maximum of 200% of salary by way of bonus for 20% increase in profits (with a sliding scale between these points).

Payment of one-third of any bonus due would have been subject to the Committee's view of the participant's personal performance, and the remaining two-thirds would have related to the performance of the business.

Half of any bonus due would have been payable in cash with half compulsorily deferred into Northern Rock shares for three years and potentially forfeitable over that period if the Executive left the Group. Bonuses would not have been pensionable.

SHARE MATCHING PLAN
A new Share Matching Plan was approved by the Company's shareholders at the 2007 AGM.

Awards were granted under the new Share Matching Plan to Messrs Applegarth, Baker, Jones, Currie and Kuipers in April 2007 in respect of 2006 bonuses (as described on page 15). Mr Bennett received an award in respect of his 2006 bonus in January 2007 under the previous Share Matching Plan as described on page 20 of the 2006 Report.

As no annual bonus was paid in respect of 2007, the plan will not be operated in 2008.

For information, the main features of the new Share Matching Plan are described below.

The Executive Directors and selected other senior executives were encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock shares up to the value of their after tax cash bonus earned in respect of the prior year's performance. The shares invested were eligible for additional Matching Shares at the end of a three-year performance period. Executives would receive a conditional award of Matching Shares at a 2:1 ratio to the gross value of the invested shares. Vesting of the Matching Shares would normally occur provided that:

- The Executive was still employed at the end of the three year vesting period;
- The invested shares were still held by the Executive at the end of the vesting period; and
- The EPS performance target set out below had been satisfied in whole or part.

EPS performance was measured over a single three-year performance period from a base point of EPS in the Financial Year preceding the year in which an award was granted. Vesting would be as follows:

Average annual growth in EPS of Group over Performance Period	Matching Ratio
Less than RPI + 5% p.a.	0
RPI + 5% p.a.	0.5:1 match
RPI + 15% p.a.	2:1 match
Between RPI + 5% p.a. and RPI + 15% p.a.	Pro rata on straight-line basis between 0.5:1 and 2:1 match

When Matching Shares vested participants would receive a payment, usually in shares, equal to the dividends which would have been paid on such vested shares during the performance period.

LONG TERM INCENTIVE PLAN

A new LTIP was approved by the Company's shareholders at the 2007 AGM.

Awards were granted under the LTIP in April 2007 in respect of the 2006 year to Messrs Applegarth, Baker, Jones, Currie and Kuipers, as detailed on page 17. Mr Bennett received an award in January 2007 in respect of the 2006 year under the previous LTIP.

No LTIP awards will be granted in 2008 in respect of the 2007 year.

For information, the main features of the LTIP are described below.

Participating Executives were granted conditional awards of shares under the LTIP. In years up to 2007, awards have typically been worth 100% of basic salary. The Committee have reviewed grant levels at the time of grant, taking account of the performance conditions, the value of the rest of the package and the overall positioning against the market.

Under the arrangements approved at the 2007 AGM, vesting of the award of shares would normally have occurred provided that:

- The Executive was still employed at the end of the vesting period; and
- To the extent that the performance targets set out below were satisfied -
- No awards would have vested unless the Company's EPS had grown by an average of at least 3% p.a. in excess of RPI over a single three year performance period;
- If this EPS 'underpin' condition was satisfied, the extent to which awards vest would have been determined by the Company's TSR compared with that of the other members of the FTSE 100 at the start of the TSR performance period; and
- TSR would have been measured over a single three-year performance period (with the calculation performed by independent advisers) and would have been calculated by comparing average performance over three months prior to the start and end of the performance period. Vesting would have been as follows:

TSR Ranking of Company over Performance Period	Vesting Percentage
Below Median	0%
Median	25%
Upper Quartile	100%
Between Median and Upper Quartile	Pro rata between 25% and 100%

When performance shares vested, participants would have received a payment, usually in shares, equal to the dividends which would have been paid on such vested shares during the performance period.

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors were eligible to participate in the Company's all-employee share schemes on the same terms as other employees. During 2007, these schemes comprised:

- The Sharesave Scheme, a savings-related share option scheme available to all employees;
- The Employee Share Option Scheme, an H M Revenue & Customs approved share option scheme under which options have been granted to substantially all employees (although Executive Directors elected not to participate); and
- The Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees could not exceed £3,000 per year. The value of share awards under this scheme was dependent on the Group's profits.

None of these share schemes will be operated in 2008.

PENSION BENEFITS

The Company does not provide pension arrangements for Mr Sandler and Ms Godbehere.

Mr Kuipers is the only current Executive Director for whom pension provision is made by the Company. He continues to accrue benefits in the Final Salary section of the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service, with benefits accruing at the rate of 1/60th for each year of pensionable service. The normal retirement age under the Final Salary section of the pension scheme is 60. On death in service the scheme also provides for a dependant's pension and a lump sum of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements. Mr Kuipers opted for primary and enhanced protection under the UK pension regime contained in the Finance Act 2004 which was effective from 6 April 2006 ("A Day").

BENEFITS IN KIND

Each Executive Director is provided with certain benefits, including company car and travel benefits, and medical insurance benefits. The Executive Directors, as employees of the Company prior to their appointment as Directors, have entitlement to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status in 1997, but existing loans are not affected.

Following commencement of the strategic review in September 2007, the Board authorised the Directors in office at that time to take personal legal advice at the Company's expense in relation to their duties as Directors. In addition, the Board authorised the temporary provision of enhanced security arrangements at Mr Applegarth's home.

POLICY ON EXECUTIVE DIRECTORS' SERVICE CONTRACTS

It is the policy of the Company that Executive Directors' service contracts can be terminated by the Company on 12 months' notice given at any time (except when in the final year of their service contract, whereupon the notice would end on the day of their retirement). Each Executive Director can terminate his employment by giving 6 months' notice. The contracts of Executive Directors in service in 2007 were terminable immediately by the Company on payment in lieu of notice of an amount equal to the amount that the Executive Director would have received during his notice period. Payments in lieu of notice could be made on a phased basis, at the Company's discretion.

Service contract dates for the Executive Directors in service as at 31 December 2007 are as follows:

D A Jones	1 February 2007 (Mr Jones retired from the Board on 22 February 2008)
A M Kuipers	14 January 2008 (previous contract dated 5 January 2005)

Mr Sandler and Ms Godbehere joined the Board as Executive Chairman and Chief Financial Officer respectively on 22 February 2008. Their service contracts (which were approved by HM Treasury in connection with the Company's entry into temporary public ownership) are not consistent with the policy set out above in that their contracts may be terminated by either party on 3 months' notice (for Mr Sandler's contract) and 1 month's notice (for Ms Godbehere's contract), except that notice served by the Company must expire on or after 22 February 2009 for Mr Sandler or on or after 22 August 2008 for Ms Godbehere. Their contracts may be terminated immediately by the Company on payment in lieu of notice of an amount equal to the salary only (and not other benefits) that they would have received during their notice period.

The Executive Directors' service contracts generally are subject to Age Discrimination Legislation where applicable.

TERMINATION ARRANGEMENTS FOR FORMER DIRECTORS

Mr Bennett, who was employed by the Company under a service contract dated 26 August 1997 (amended by supplemental agreement dated 12 March 1998), retired as a Director on 31 January 2007. He ceased employment on 30 May 2007, and continued to receive his normal salary and benefits between these dates. No termination payment was made to Mr Bennett on his retirement. In accordance with the terms of his employment, he was entitled on retirement to purchase his company car at book value.

Mr Applegarth was employed by the Company under a service contract dated 1 March 2001. His employment terminated, and he retired as a Director, on 12 December 2007. His service contract was expressed to be terminable by the Company on 12 months' notice or by way of payment in lieu of notice equal to 12 months' salary. Under a settlement agreement dated 12 December 2007, Mr Applegarth became entitled to a termination payment of £760,000 as payment in lieu of 12 months' salary, to be paid in monthly instalments and to include salary attributable to his actual service from 16 November to 12 December 2007. Such instalments as are outstanding will be reduced in the event that Mr Applegarth commences alternative employment or the provision of services at a basic annual salary or fee of at least £20,000 prior to 16 November 2008. In such case, the monthly amount payable will be reduced by such sum as is equal to 50% of 1/12th of the basic salary or fee in excess of £20,000 which he may receive from such alternative employment. These settlement terms are substantially less than the amount which he would otherwise have been due on termination of his employment by the Company.
The Company agreed to contribute £5,000 plus VAT towards Mr Applegarth's legal fees. No benefits were provided except that (i) £75,000 of Mr Applegarth's mortgage will continue to be charged at the concessionary interest rate for staff loans until November 2008, and (ii) Mr Applegarth will, in accordance with the rules of the Northern Rock Pension Scheme, be entitled to a pension at age 55, subject to actuarial reduction for early receipt.

Mr Currie, who was employed by the Company under a service contract dated 5 January 2005, retired as a Director on 16 November 2007. He remained in service as an employee on his previous terms and conditions (that is, at a salary of £415,000 and potential bonuses outlined previously). However, he retired with effect from 18 January 2008. Under a settlement agreement dated 24 January 2008, no termination payment was made to Mr Currie. The Company agreed to contribute £1,500 plus VAT towards Mr Currie's legal fees. No other benefits were provided. On his retirement, Mr Currie became entitled to an immediate pension, subject to actuarial reduction for early receipt, under the Northern Rock Pension Scheme.

Mr Baker, who is employed by the Company under a service contract dated 26 August 1997 (amended by supplemental agreements dated 12 March 1998 and 1 July 1999), retired as a Director on 16 November 2007.
He continues in service as an employee on his previous terms and conditions (that is, at a salary of £530,000 and potential bonuses outlined previously). Mr Baker has agreed with the Company that he will retire on 2 May 2008. On leaving the Company, he will be entitled to an immediate pension, subject to actuarial reduction for early receipt, under the Northern Rock Pension Scheme. Mr Baker waived his contractual entitlement that, as he will have attained 55 on retirement, his pension should not be subject to actuarial reduction.
No termination payment will be made to Mr Baker on his retirement.

Mr Jones, who is employed by the Company under a service contract dated 1 February 2007, retired as a Director on 22 February 2008. He continues in service as an employee on his previous terms (that is, a salary of £415,000 per annum and potential bonuses outlined previously).

Mr Kuipers, who was then employed under a service contract dated 5 January 2005, retired as a Director on 16 November 2007, but rejoined the Board on 19 December 2007. In this one month period, he continued in service as an employee on his previous terms and condition (that is, a salary of £415,000 and potential bonuses outlined previously).

POLICY ON EXTERNAL NON-EXECUTIVE DIRECTORSHIPS HELD BY EXECUTIVE DIRECTORS

Executive Directors are permitted to hold one external non-executive directorship unrelated to the Company's business, provided that the time commitment is not material. Executive Directors are permitted to retain any fees arising from such a non-executive directorship. Neither of the Executive Directors in service on 21 February 2008 held any external non-executive directorship.

PERFORMANCE GRAPH

The performance graph set out below illustrates the Group's TSR performance over the preceding five years, 2003 to 2007, compared with that of the FTSE 100 Index of which Northern Rock was a constituent between September 2001 and 24 December 2007.

The performance graph has been prepared in accordance with the Regulations.

Cumulative Annual Change in Total Shareholder Return: Northern Rock vs FTSE 100

MANAGEMENT BOARD DIRECTORS

During 2007, the Company's 18 Management Board Directors were paid salaries ranging from £95,000 to £250,000. This salary range excludes Mr Baker, Mr Kuipers and Mr Currie who became Management Board Directors following their retirement from the Board.

REMUNERATION OF THE CHAIRMAN AND NON-EXECUTIVE DIRECTORS

Although the remuneration of the Company Chairman is usually determined by the Committee, Mr Sanderson's remuneration and the terms of his appointment were approved by the Board. Mr Sandler's remuneration and the terms of his appointment were approved by HM Treasury in connection with the Company's entry into temporary public ownership.

The Chairman and the Non-Executive Directors are entitled to fees from the Company and it is the Company's policy that they do not participate in bonus, incentive or pension schemes.

Of the Non-Executive Directors in service throughout 2007, Sir Ian Gibson served and Mr Queen serves the Company under letters of appointment, terminable by the Company at any time without liability for compensation. As described below, certain Non-Executive Directors (including Sir Ian Gibson and Mr Queen) waived their entitlement to fees in respect of the period from 14 September to 31 December 2007.

The annual fee structure that was in place until October 2007 was as follows:

Chairman	£315,000
Senior Independent Non-Executive Director	£72,000
Non-Executive Director's Basic Fee	£45,000
Additional Fee for Membership of a Board Committee	£5,000
Additional Fee for Chairman of a Board Committee	£16,000

The fee structure described above does not apply to the appointments described below. The fees for the Chairman and Non-Executive Directors described below were set at levels sufficient to attract the calibre of Non-Executive Director needed to assist the Company in its strategic review.

Mr Sanderson was appointed as a Non-Executive Director and the Chairman of the Company under a letter of appointment dated 19 October 2007. His appointment was for a fixed term of two years expiring on 19 October 2009 (the "Termination Date").

Mr Sanderson's initial annual fee was £315,000 and he was entitled to receive in addition £85,000 towards the costs of his London office accommodation and the costs of his personal assistant, subject to Mr Sanderson providing the Company with reasonable evidence in relation to those costs (the "Additional Payment"). The letter of appointment was expressed to be terminable by the Company at any time but if Mr Sanderson's appointment was terminated prior to the Termination Date for any reason (other than for a material breach of duties by Mr Sanderson or in the event of a material breach of the terms of the letter of appointment by the Company), Mr Sanderson was entitled to the balance of his fees and the Additional Payment to be provided up to the Termination Date.

Following Mr Sanderson's appointment as Chairman, the following individuals were appointed as Non-Executive Directors of the Company by letters of appointment, dated as follows:

(i) Mr Adams – 29 November 2007;

(ii) Mr Devaney – 26 November 2007;

(iii) Mr Laffin – 26 November 2007; and

(iv) Mr Thompson – 17 January 2008.

The letters of appointment for these Non-Executive Directors were for a fixed term, which is due to expire on 31 December 2008 (the "Termination Date"). They do not have service contracts. If their appointment is terminated prior to the Termination Date (other than for a material breach of duties by the Director of the terms of the letter of appointment), then the letters of appointment provide for them to receive the balance of their fees payable up to the Termination Date. They are entitled to a basic fee of £90,000 per annum and a further £10,000 per annum for each Committee membership.

Mr Thompson retired from the Board on 22 February 2008 and, pursuant to the provisions in the preceding paragraph, was paid the sum of £100,000.

Following commencement of a period of temporary public ownership, Messrs Hester, Remnant and Scholar were appointed as Non-Executive Directors of the Company. As at the date of this report, they have entered into letters of appointment although the fees for Messrs Hester and Remnant remain to be agreed. Mr Scholar has agreed to waive his fee entitlement.

INFORMATION SUBJECT TO AUDIT

The information set out below in the remainder of the Directors' Remuneration Report has been subject to audit as required by Part 3 of Schedule 7A of the Companies Act 1985. This information relates only to Directors in service at 31 December 2007 or Directors who retired during the year.

DIRECTORS' INDIVIDUAL REMUNERATION

Details of Directors' individual remuneration are set out below:

Non-Executive Directors	**2007**	2006
	£000	£000
Dr M W Ridley (retired 19 October 2007)	**223**	300
B K Sanderson (Chairman)	**63**	–
(appointed 19 October 2007, retired 22 February 2008)		
L P Adams (appointed 29 November 2007)	**13**	–
J F Devaney (appointed 26 November 2007)	**15**	–
N A H Fenwick (retired 16 November 2007)	**39**	54
Sir Ian Gibson (retired 22 February 2008)	**65**	80
S T Laffin (appointed 26 November 2007)	**15**	–
N Pease (retired 16 November 2007)	**47**	65
M J Queen	**39**	54
R A Radcliffe (retired 16 November 2007)	**42**	56
Sir Derek Wanless (retired 16 November 2007)	**62**	86
Sir George Russell (retired 25 April 2006)	**–**	26
	623	721

In addition to the remuneration shown above, certain Directors were entitled to the following amounts which were waived. These waivers were without prejudice to entitlements of those Directors to remuneration in the future (although only Messrs. Queen, Adams, Laffin and Devaney remain Directors of the Company at the date of this report).

	2007	2006
	£000	£000
Dr M W Ridley	**30**	–
N A H Fenwick	**10**	–
Sir Ian Gibson	**26**	–
N Pease	**11**	–
M J Queen	**9**	–
R A Radcliffe	**10**	–
Sir Derek Wanless	**15**	–
	111	–

Sir Ian Gibson and Mr Queen recommenced receipt of fees on 1 January 2008.

Executive Directors	Former Chief Executive A J Applegarth (retired 12 December 2007) £000	Deputy Chief Executive D F Baker (retired 16 November 2007) £000	Former Group Finance Director R F Bennett (retired 31 January 2007) £000	Group Finance Director D A Jones (appointed 1 February 2007) £000	Executive Director K M Currie (retired 16 November 2007) £000	Chief Executive A M Kuipers (retired 16 November 2007 reappointed 19 December 2007) £000[1]	Total £000
2007							
Salaries and fees	**723**	**466**	**44**	**380**	**364**	**385**	**2,362**
Compensation for loss of office	**37[2]**	**-**	**-**	**-**	**-**	**-**	**37**
Bonus	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total remuneration	**760**	**466**	**44**	**380**	**364**	**385**	**2,399**
Non cash and other benefits	**25**	**10**	**13**	**10**	**11**	**10**	**79**
Total emoluments	**785**	**476**	**57**	**390**	**375**	**395**	**2,478**
2006							
Salaries and fees	690	455	455	-	365	365	2,330
Bonus	660	435	435	-	349	349	2,228
Total remuneration	1,350	890	890	-	714	714	4,558
Non cash and other benefits	14	10	19	-	11	11	65
Total emoluments	1,364	900	909	-	725	725	4,623

1 Mr Kuipers retired as a Director on 16 November 2007 but was reappointed on 19 December 2007 on becoming Chief Executive Officer of the Company. The information in the table excludes one month of remuneration and benefits amounting to £37,521 that relate to the period when Mr Kuipers was not a Director between 16 November 2007 and 19 December 2007.

2 Details of the payment to Mr Applegarth on termination of his service contract are set out on page 11.

The compensation for loss of office for Mr Applegarth represents his entitlement from the period of his retirement as a Director on 12 December 2007 to 31 December 2007. Under the terms of his contract of employment, he is entitled to up to £760,000 in the period 16 November 2007 to 16 November 2008 payable monthly in instalments. In the event that he obtains alternative employment, the amount payable is reduced by such sum as is equal to 50% of 1/12th of the basic salary or fee in excess of £20,000 which he may receive from such alternative employment.

The cash bonus scheme rewards year-on-year increases in the Group's underlying profit attributable to shareholders and every 1% increase in profit before taxation generates a cash bonus payment equal to 5% of salary with a maximum of 100% of salary by way of bonus for 20% increase in profits.

No bonus is payable in respect of 2007.

Any business expenses incurred by Executive Directors must be specifically reclaimed from the Company. No amounts are paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that were chargeable to UK income tax.

The nature of the non-cash benefits is set out on page 10.

SHARE MATCHING PLAN

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of this share scheme as at 31 December 2007.

Details of the Ordinary Shares over which the Directors who served during the year had, as at 31 December 2007, conditional rights under the share matching plan by year of grant are as follows:

Rights under the Share Matching Plan

	Date granted	Rights held under plan at 31 Dec 06 (or, if later, date of appointment)	Rights granted during 2007	Market price of each share at date of grant £	Rights lapsed during 2007	Rights released during 2007	Rights held under plan at 31 Dec 07 (or, if earlier, date of termination of appointment)	Date of end of qualifying period[3]
A J Applegarth	Jan 04	53,208	–	7.40	–	(53,208)	–[4]	–
	Jan 05	47,618	–	7.73	(47,618)	–	–	–
	Jan 06	55,315	–	9.57	(55,315)	–	–	–
	Apr 07	–	110,124	11.98	(110,124)	–	–	–
D F Baker	Jan 04	35,472	–	7.40	–	(35,472)	–[5]	–
	Jan 05	31,605	–	7.73	(31,605)	–	–	–
	Jan 06	34,517	–	9.57	–	–	34,517	Jan 09
	Apr 07	–	72,617	11.98	–	–	72,617	Jan 10
R F Bennett	Jan 04	35,472	–	7.40	–	(35,472)	–[6]	–
	Jan 05	31,605	–	7.73	(31,605)	–	–	–
	Jan 06	34,517	–	9.57	–	–	34,517	Jan 09
	Jan 07	–	36,308	11.98	–	–	36,308	Jan 10
K M Currie	Jan 04	20,270	–	7.40	–	(20,270)	–[7]	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Apr 07	–	58,254	11.98	–	–	58,254	Jan 10
D A Jones	Jan 05	10,535[8]	–	7.73	(10,535)	–	–	–
	Jan 06	11,062	–	9.57	–	–	11,062	Jan 09
	Apr 07	–	39,897	11.98	–	–	39,897	Jan 10
A M Kuipers	Jan 04	20,270	–	7.40	–	(20,270)	–	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Apr 07	–	58,254	11.98	–	–	58,254	Jan 10

3 These dates are the normal vesting dates and represent the position as at 31 December 2007.
4 Mr Applegarth retired on 12 December 2007.
5 Mr Baker retired as an Executive Director on 16 November 2007.
6 Mr Bennett retired as an Executive Director on 31 January 2007.
7 Mr Currie retired as an Executive Director on 16 November 2007.
8 Mr Jones was appointed as an Executive Director on 1 February 2007.

Shares granted in January 2004 vested in January 2007 when the Company's share price was £11.98.

Executive Directors and certain other senior executives were entitled to elect for all or part of the after tax amount of their annual cash bonus to be used to acquire shares; alternatively they could elect to deposit their own shares. The shares acquired or deposited were eligible under this scheme for additional Matching Shares at the end of a three-year period. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards granted in 2005 and following years the release of Matching Shares would have been dependent on the Group achieving real EPS growth of 3% p.a. over the three years prior to their release.

As this growth target has not been met for the awards granted in 2005, these awards expired unexercised ("lapsed") and will not become exercisable. All remaining awards lapsed pursuant to the Transfer Order on 22 February 2008.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of the awards is charged to the income statement over the three-year period to which they relate. In 2007 £1,678,176 was credited to the income statement due to lapsing of the awards granted in 2005 and a revision to the estimate of the number of rights that were expected to vest in future years (2006 charge of £1,367,302).

2007 awards were granted to Mr Applegarth, Mr Baker, Mr Jones, Mr Currie and Mr Kuipers under the new Share Matching Plan after the AGM based on a share price of £11.98 per share (the share price prevailing on 26 January 2007 – the normal date on which such awards would have been granted but for the requirement to obtain prior shareholder approval for the new scheme). As explained on page 8, Mr Bennett received an award under the existing Bonus Matching Plan in January 2007.

Mr Applegarth's rights under the scheme lapsed on 12 December 2007.

DEFERRED SHARE SCHEME

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of this share scheme as at 31 December 2007.

Following the approval of the new share scheme arrangements at the AGM in 2007, there were no further awards under the Deferred Share Scheme after the January 2007 awards to Mr Applegarth, Mr Baker, Mr Bennett, Mr Currie, Mr Jones and Mr Kuipers (details of which are outlined below) relating to the 2006 annual bonus.

Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 06 (or, if later, date of appointment)	Rights granted during 2007	Market price of each share at date of grant £	Rights lapsed during 2007	Rights released during 2007	Rights held under plan at 31 Dec 07 (or, if earlier, date of termination of appointment)	Date of end of qualifying period[9]
A J Applegarth	Jan 04	53,208	–	7.40	–	(53,208)	–[10]	–
	Jan 05	47,618	–	7.73	(47,618)	–	–	–
	Jan 06	55,315	–	9.57	(55,315)	–	–	–
	Jan 07	–	55,061	11.98	(55,061)	–	–	–
D F Baker	Jan 04	35,472	–	7.40	–	(35,472)	–[11]	–
	Jan 05	31,605	–	7.73	(31,605)	–	–	–
	Jan 06	34,517	–	9.57	–	–	34,517	Jan 09
	Jan 07	–	36,308	11.98	–	–	36,308	Jan 10
R F Bennett	Jan 04	35,472	–	7.40	–	(35,472)	–[12]	–
	Jan 05	31,605	–	7.73	–	(31,605)	–	–
	Jan 06	34,517	–	9.57	–	(34,517)	–	–
	Jan 07	–	36,308	11.98	–	(36,308)	–	–
K M Currie	Jan 04	20,270	–	7.40	–	(20,270)	–[13]	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Jan 07	–	29,126	11.98	–	–	29,126	Jan 10
D A Jones	Jan 05	10,535[14]	–	7.73	(10,535)	–	–	–
	Jan 06	11,062	–	9.57	–	–	11,062	Jan 09
	Jan 07	19,949	–	11.98	–	–	19,949	Jan 10
A M Kuipers	Jan 04	20,270	–	7.40	–	(20,270)	–	–
	Jan 05	18,120	–	7.73	(18,120)	–	–	–
	Jan 06	23,895	–	9.57	–	–	23,895	Jan 09
	Jan 07	–	29,126	11.98	–	–	29,126	Jan 10

9 These dates are the normal vesting dates and represent the position as at 31 December 2007.

10 Mr Applegarth retired on 12 December 2007.

11 Mr Baker retired as an Executive Director on 16 November 2007.

12 Mr Bennett retired as an Executive Director on 31 January 2007.

13 Mr Currie retired as an Executive Director on 16 November 2007.

14 Mr Jones was appointed as an Executive Director on 1 February 2007.

Shares granted in January 2004 vested in January 2007 when the Company's share price was £11.98.

Executive Directors and certain other senior executives who received a cash bonus were eligible under this scheme to receive deferred shares of an equivalent value. Prior to 2005, the release of deferred share awards was not dependent on satisfaction of a further performance condition (other than normally remaining in employment until the date of vesting) because the value of deferred share awards was derived from annual bonus criteria and was therefore dependent on corporate performance. For awards in 2005 and subsequent years the release of any deferred share awards became dependent on the Group achieving average real EPS growth of 3% p.a. over the three years prior to their release. As this growth target has not been met for the awards granted in 2005, these awards have now expired unexercised ("lapsed") and will not become exercisable. All remaining awards lapsed pursuant to the Transfer Order on 22 February 2008.

Mr Applegarth's rights under the scheme lapsed on 12 December 2007.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of the awards is being charged to the income statement over the three-year period to which they relate. In 2007 £513,303 was credited to the income statement due to the lapsing of the awards granted in 2005 and a revision to the estimate of the number of rights that are expected to vest in future years (2006 charge of £1,367,302).

LONG TERM INCENTIVE PLAN

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of this share scheme as at 31 December 2007.

Details of the Ordinary Shares over which the Directors have conditional rights under the existing Long Term Incentive Plan by year of grant are as follows:

	Date granted	Rights held under plan at 31 Dec 06 (or, if later, date of appointment)	Rights granted during 2007	Market price of each share at date of grant	Rights lapsed during 2007	Rights released during 2007	Rights held under plan at 31 Dec 07 (or, if earlier, date of termination of appointment)	Date of end of qualifying period[15]
A J Applegarth	Jan 04	76,351	–	7.40	(43,292)	(33,059)	–[16]	–
	Jan 05	80,854	–	7.73	(80,854)	–	–	–
	Jan 06	72,100	–	9.57	(72,100)	–	–	–
	Apr 07	–	63,439	11.98	(63,439)	–	–	–
D F Baker	Jan 04	50,676	–	7.40	(28,734)	(21,942)	–[17]	–
	Jan 05	50,453	–	7.73	(50,453)	–	–	–
	Jan 06	47,544	–	9.57	–	–	47,544	Jan 09
	Apr 07	–	44,240	11.98	–	–	44,240	Jan 10
R F Bennett	Jan 04	50,676	–	7.40	(28,734)	(21,942)	–[18]	–
	Jan 05	50,453	–	7.73	(50,453)	–	–	–
	Jan 06	47,544	–	9.57	(25,204)	–	22,340	Jan 09
	Jan 07	–	44,240	11.98	(38,185)	–	6,055	Jan 10
K M Currie	Jan 04	29,054	–	7.40	(16,474)	(12,580)	–[19]	–
	Jan 05	34,929	–	7.73	(34,929)	–	–	–
	Jan 06	38,140	–	9.57	–	–	38,140	Jan 09
	Apr 07	–	34,641	11.98	–	–	34,641	Jan 10
D A Jones	Jan 05	16,171[20]	–	7.73	(16,171)	–	–	–
	Jan 06	15,674	–	9.57	–	–	15,674	Jan 09
	Apr 07	–	34,641	11.98	–	–	34,641	Jan 10
A M Kuipers	Jan 04	29,054	–	7.40	(16,474)	(12,580)	–	–
	Jan 05	34,929	–	7.73	(34,929)	–	–	–
	Jan 06	38,140	–	9.57	–	–	38,140	Jan 09
	Apr 07	–	34,641	11.98	–	–	34,641	Jan 10

15 These dates are the normal vesting dates and represent the position as at 31 December 2007.

16 Mr Applegarth retired on 12 December 2007.

17 Mr Baker retired as an Executive Director on 16 November 2007.

18 Mr Bennett retired as an Executive Director on 31 January 2007.

19 Mr Currie retired as an Executive Director on 16 November 2007.

20 Mr Jones was appointed as an Executive Director on 1 February 2007.

The gross awards granted in 2004 shown above matured in January 2007 and led to the release of 43.3% of the shares originally awarded. The remaining 56.7% of rights lapsed under the performance conditions of the scheme. The Company's share price on the release date was £11.98. There were no variations made in the terms and conditions of the plan interests during 2007.

Shares could only be released if strategic performance targets were achieved and if the participant remained in employment, except in certain "good leaver" circumstances. In relation to awards granted in 2004 and previous years, performance was measured over a three year period on the basis of TSR, comparing the Company's performance with that of the other companies in the FTSE 350 Index at the date of the award. For awards in 2005 and subsequent years, the Company's TSR would have been compared to that of other companies in the FTSE 100 Index at the date of the award. See page 9 for further details.

As the performance criteria have not been met for the awards granted in January 2005, these awards have now lapsed. All remaining awards lapsed pursuant to the Transfer Order on 22 February 2008.

Mr Applegarth's rights under the scheme lapsed on 12 December 2007.

A proportion of Mr Bennett's rights under the awards granted in 2006 and 2007 lapsed on his retirement in accordance with the terms of his retirement.

The value, calculated in accordance with IFRS 2 – Share-based Payment, of these awards is being charged to the income statement over the three-year period to which they relate. In 2007 £1,281,053 was credited to the income statement due to the lapsing of the awards granted in 2005 and a revision to the estimate of the number of rights that are expected to vest in future years (2006 charge of £1,031,257).

PENSIONS

Set out below are details of the pension benefits to which each of those individuals who were Executive Directors at some time during the financial year is entitled.

	Age at 31 Dec 07	Years and months of service at 31 Dec 07	Accrued pension entitlement at 31 Dec 07 (Per Annum)	Accrued pension entitlement at 31 Dec 06 (Per Annum)	Additional pension entitlement earned in year	Additional entitlement earned in year (in excess of inflation)
			£	£	£	£
A J Applegarth	45	24 yrs 2 mths	304,643	266,417	38,226	28,635
D F Baker	54	30 yrs 7 mths	300,880	255,306	45,574	36,383
R F Bennett	60	13 yrs 6 mths	323,881	303,334	20,547	9,627
K M Currie	51	27 yrs 5 mths	211,232	183,007	28,225	21,637
D A Jones	49	15 yrs 2 mths	101,429	42,121	59,308	57,792
A M Kuipers	50	20 yrs 3 mths	142,610	117,104	25,506	21,290

	Transfer value of accrued pension entitlement at 31 Dec 07	Transfer value of accrued pension entitlement at 31 Dec 06	Increase in transfer value less Directors' contributions	Transfer value of increase in accrued pension entitlement in excess of inflation (less Directors' contributions)
	£	£	£	£
A J Applegarth	2,618,236	2,235,907	346,246	196,135
D F Baker	4,306,837	3,516,436	767,140	468,077
R F Bennett	6,684,316	6,069,333	603,972	187,696
K M Currie	2,520,063	2,129,335	372,514	225,267
D A Jones	1,124,168	475,697	628,408	547,162
A M Kuipers	1,562,163	1,245,550	295,489	199,122

The accrued pension entitlement is the amount at the end of the year that the Director would receive if he retired at age 60 or in the case of Mr Bennett, at 31 December 2007. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors (or former Directors) and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less Directors' (or former Directors') contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director (or former Director) has earned in the period, whereas the change in his transfer value, required by the Regulations, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

Including Mr Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2007 of £323,900.

As Mr Jones joined the Company's Pension Scheme after the cap on Pensionable Earnings and Final Pensionable Earnings was introduced by the Finance Act 1989, the Company provides him with arrangements to provide the difference between benefits based upon actual Final Pensionable Earnings and the scheme specific cap. These benefits provided by the Company outside the Pension Scheme attract the same terms as those provided by the Scheme, save for the option to take a tax free lump sum at retirement. This arrangement does not affect the level of contribution made to the scheme by Mr Jones, whose contributions are made by reference to full pensionable earnings.

As above, the pension benefits that are provided to Mr Jones, which accrue at the rate of 1/60th of pensionable salary for each year of service (and pro rata for each part year) are split between the Northern Rock Pension Scheme and an unfunded arrangement. The pension scheme provides benefits up to an earnings cap, currently £108,600 for 2006/07 (2005/06 – £105,600) per annum, whilst the unapproved arrangement provides benefits on earnings in excess of the cap. Mr Jones contributes 5% of his basic salary to the pension scheme, including those earnings in excess of the earnings cap. If, with the agreement of the Company, Mr Jones were to commute some of his unapproved pension for a lump sum at retirement, the Company would not reimburse Mr Jones for any taxes that are due on any such payment. Mr Jones has also been awarded a pensionable service credit in the pension scheme in respect of a transfer payment that he brought into the scheme.

DIRECTORS' INTERESTS IN SHARES

The following Directors held a beneficial interest in the Company's Ordinary Shares:

					Contingent Interests	
	At 21 Feb 08	**At 31 Dec 07 (or date of appointment)**	**At 31 Dec 06 (or date of appointment)**	**At 21 Feb 08**	**At 31 Dec 07 (or date of appointment)**	**At 31 Dec 06 (or date of appointment)**
Non Executive Directors						
B K Sanderson (appointed 19 October 2007)	–	–	–	–	–	–
L P Adams (appointed 29 November 2007)	–	–	–	–	–	–
J F Devaney (appointed 26 November 2007)	–	–	–	–	–	–
Sir Ian Gibson	15,000	15,000	15,000	–	–	–
S T Laffin (appointed 26 November 2007)	–	–	–	–	–	–
M J Queen	16,000	16,000	4,000	–	–	–
Executive Directors						
D A Jones (appointed 1 February 2007)	73,323	94,393	25,988	132,285	132,285	94,988
A M Kuipers	138,423	174,663	61,559	207,951	207,951	226,693

Contingent interests as at the stated dates represent Ordinary Shares over which the Directors had conditional rights under the Share Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan.

As a result of The Northern Rock plc Transfer Order 2008 on 22 February 2008 all of the Ordinary Shares were transferred to the Treasury Solicitor as the Treasury's nominee and contingent interests lapsed.

DIRECTORS' SHARE OPTIONS

As a result of The Northern Rock plc Transfer Order 2008 all share options were extinguished on 22 February 2008. This note therefore reflects the position of these share options as at 31 December 2007.

Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2007 to 31 December 2007 are as follows:

	Option type	At 31 Dec 06	Granted in 2007	Exercised in 2007	Lapsed in 2007	Exercise price	At 31 Dec 07	Date from which first exercisable	Expiry date
						£			
A J Applegarth	Sharesave 4	2,273	–	–	(2,273)	7.27	–	–	–
D F Baker	Sharesave 4	1,303	–	–	–	7.27	1,303	1 May 08	1 Nov 08
R F Bennett	Sharesave 5	959	–	–	(959)	9.74	–	–	–
K M Currie	Share Option Scheme	4,854	–	(4,854)	–	6.18	–	–	–
	Sharesave 4	1,303	–	–	–	7.27	1,303	1 May 08	1 Nov 08
D A Jones	Sharesave 5	1,652	–	–	(1,652)	9.74	–	–	–
	Sharesave 6	–	2,287	–	–	7.16	2,287	1 Oct 12	1 Apr 13
A M Kuipers	Sharesave 2	8,546	–	(8,546)	–	2.15	–	–	–
	Sharesave 4	2,273	–	–	–	7.27	2,273	1 May 10	1 Nov 10

No Executive Director option terms were varied during 2007 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director saved £250 per month.

Options listed in the table above are H M Revenue & Customs approved schemes. The Employee Share Option Scheme was subject to an earnings per share target which was not met in 2007. Options under the Sharesave Scheme do not have any performance conditions.

For each unexercised option at the end of the year, the market price of each share at 31 December 2007 was £0.84, the highest market price during the year was £12.51 (9 February 2007) and the lowest market price during the year was £0.83 (28 December 2007).

On 26 January 2007 KM Currie exercised and sold 4,854 share options in relation to an option scheme which was exercisable between June 2001 and June 2008. The exercise price was £6.18. The market price of the shares on 26 January 2007 was £11.92.

On 1 May 2007 A M Kuipers exercised 8,546 Sharesave Options. The exercise price was £2.15. The market price of the shares on 1 May 2007 was £10.52.

The specific individual interests of Executive Directors are shown in the tables above. In addition, the current Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2007 as follows:

(i) Northern Rock Employee Trust held 7,993,446 shares (31 December 2006 – 6,740,740 shares);

(ii) Northern Rock Qualifying Employee Share Ownership Trust held 666,584 shares (31 December 2006 – 600,852 shares); and

(iii) Northern Rock Trustees Limited held 401,654 shares (31 December 2006 – 85,708 shares).

R A Sandler
Executive Chairman
29 March 2008

INTRODUCTION

Corporate Social Responsibility ("CSR") reporting is broken down into a number of interconnected sections and a summary of our key activities within each area is summarised in this report.

Full CSR reports are now web based and comprehensive information and details of our CSR policies can be found at:

http://companyinfo.northernrock.co.uk/investorrelations/corporatereports.asp

ENGAGEMENT

As a Company we value two-way engagement with all stakeholders in relation to CSR issues and policies. This dialogue ensures that we continue to focus on the most relevant issues, adjust policies and targets where appropriate and continue to report in the most transparent way. Where possible we do respond to questionnaires but prefer to provide as much information as is available on our web-based report, which is updated regularly, so that interested parties can gather information in a format that is relevant to their own requirements.

Some of the ways in which our work has been acknowledged are given below:

- **FTSE4Good** – This Index Series has been designed to measure the performance of companies that meet globally recognised CSR standards. Northern Rock maintained pass ratings in all areas during the 2007 assessment.
- **EIRIS** – EIRIS is one of the principle organisations in the assessment of company performance in CSR management. Our environmental performance ratings by EIRIS were increased to "Major Improvement" in relation to water management and "Significant Improvement" for waste management and recycling practices.
- **Honorary Freedom of the City of Newcastle** – We received the Freedom of the City during 2007. The award, proposed by the North East Chamber of Commerce and City Councillors, was awarded to us for our contribution (and that of The Northern Rock Foundation) to the business, social and cultural life of the City and the region.

CONFIDENTIAL INFORMATION

Northern Rock has robust and audited procedures for the disposal of confidential waste from all of our sites. All confidential waste is shredded and certificates of destruction are issued for all consignments. To date we have had no known breaches of this policy.

BUSINESS ETHICS AND HUMAN RIGHTS

Our relationship with our customers and other stakeholders is of paramount importance to us.

Our Code of Business Ethics and Human Rights (the "Code"), therefore, forms a key element of the way we conduct business with all of our stakeholders.

The Code is subject to regular review and in 2007 a minor amendment was made in response to the new requirements under Age Discrimination Regulations. Staff who are members of the Northern Rock Pension Scheme are now able to accrue Money Purchase Benefits beyond the previous normal retirement age of 60.

Our commitment to Treating Customers Fairly was demonstrated during September when exceptional levels of customer transactions meant that staff in both branches and at Head Office worked extended hours to service customer requests as efficiently as was possible. The loyalty, dedication and professionalism of the staff during this exceptionally difficult period was a credit to them all.

WORKPLACE

All Company employees are regarded as partners in the business and it is recognised that each person makes a distinctive contribution to the success of the business. All employee objectives are linked to the organisation's Key Business Goals. The Company endeavours to engineer a collective vision through all areas of employee life.

Key points from 2007 are:

- A new role of Assistant Director for Diversity was created within our Personnel Department, with a remit to undertake responsibility for the strategic direction of Equality and Diversity within Northern Rock and to champion its projects.
- Work commenced on a separate Equality and Diversity Intranet site, holding more information for staff disability awareness, English sign language finger spelling charts, local and national projects and campaigns with information sheets on anti-discrimination legislation.
- Receipt of the Regional Shaw Trust STAR Award for National Employer of the Year – Shaw Trust's STAR Awards provide a way of recognising the contribution made by employees, employers and other organisations who work in partnership with Shaw Trust to assist people in their route to employment.
- Recognition as an Exemplar Employer by Opportunity Now, in partnership with the Government Equalities Office (formerly part of the Department for Local Communities). Over 100 Exemplar Employers have been identified as doing innovative work to address occupational segregation, equal pay and opportunities for women in the workplace. All organisations have committed to sharing their best practice with other organisations in the future. It is hoped that this comprehensive sharing of expertise and solutions will ultimately help to address both the gender pay and opportunities gap in the UK.

COMMUNITY

In addition to our support of the The Northern Rock Foundation we are involved with a number of other "community" initiatives:

- **Northern Rock Charity Committee –** Northern Rock staff are active in raising considerable sums for charity. All funds

raised are matched via the Northern Rock Foundation Scheme. Each year staff choose which charities will benefit and all funds raised are matched by the Foundation. In 2007 Great North Air Ambulance and Cancer Research UK each received £162,171.

- **Northern Rock Cyclone Challenge –** Northern Rock was pleased to sponsor the inaugural 'festival of cycling' which, because of its appeal to cyclists of all levels, it is hoped will grow into the stature of the Great North Run.
- **Sports Sponsorships** – we continue to sponsor Newcastle United, Newcastle Falcons and Durham and Middlesex cricket clubs.

ENVIRONMENT

The key environmental impacts arising from our corporate operations have been identified as the use of energy, carbon dioxide emissions, waste, water use, corporate transport and staff transport to work. Where practical we are also committed to ensuring that environmental awareness and best practice form an integral part of our corporate thinking.

- **Energy** – all energy usage is monitored to ensure consumption is reduced as far as is possible without impacting on business operations. Consumption per employee was 4,716 kwh in 2007, a 1.7% decrease on 2006 levels.
- **Carbon Dioxide Emissions** – In line with Government targets to reduce carbon emissions by 20% between 1990 and 2010 we have actively managed carbon dioxide outputs since 1996. At that time our output was 3.1 tonnes per employee. Output per employee in 2007 was 0.524 tonnes.
- **Waste** – Northern Rock follows the principles of "Reduce, Reuse and Recycle". Furniture and equipment that are no longer required are donated to local schools, charities and community groups. All our paper waste and cardboard are recycled following destruction. There are also recycling schemes in place in Head Office sites for plastic bottles, plastic cups, aluminium cans, waxed paper cups, toner cartridges, computer consumables, waste electrical equipment and mobile phone batteries.
- **Water** – We benchmark and target our water use against the DEFRA corporate environmental reporting guidance for offices, which is $0.05m^3$ per employee per working day. During 2007 our equivalent figure was $0.041m^3$.
- **Corporate Transport** – The Company has continued to control carbon dioxide emissions from corporate transport activities by promoting a corporate transport policy and reducing corporate transport mileage wherever practical.
- **Staff Travel** – We recognise that staff have an impact on the environment as a result of the way they travel to work. A comprehensive Transport Management Policy is in place and staff surveys are carried out every 2 years alongside an "on-street parking survey" to assess the impact the policy is having on the way in which staff travel to work. In response to staff feedback there are many incentives available including car share bays, travel tickets with staff discounts, cycle to work packs and cycle storage, drying room, showers and locker facilities.

THE NORTHERN ROCK FOUNDATION

From 1997 to 2007, Northern Rock plc donated over £190 million to The Northern Rock Foundation, which was established when Northern Rock Building Society converted to a public limited company. The Company covenanted 5% of its pre-tax profits each year to the Foundation and was ranked third largest UK corporate giver, in The Guardian's 'Giving List' (November 2006).

The aims of Northern Rock Foundation are to tackle disadvantage and improve quality of life in North East England and Cumbria. The Foundation does this by investing in charitable activities through grants, loans, training, research and demonstration work. The Foundation is a charity and company limited by guarantee with an independent Board of Trustees that make all decisions on governance, finance and policy. 2007 was the Foundation's tenth year of operation. During the year its Trustees awarded 226 grants worth £17 million through their main programmes. Since 1997 the Foundation has awarded grants, loans and other investments worth more than £170 million.

In 2007, the Trustees began making grants under new programmes introduced following a comprehensive review held the previous year. The majority of the Foundation's investments continued to target social and economic disadvantage. The Money and Jobs, Strong and Healthy Communities, Building Positive Lives, Independence and Choice and Safety and Justice programmes dealt with a broad range of issues, including youth disaffection, homelessness, unemployment, financial exclusion, poor diet, mental ill-health, welfare advice and domestic violence. The Foundation's Better Buildings programme supported charitable organisations to improve or develop a wide range of facilities, from community centres to arts venues. The Trustees also invested in developing the capacity of the voluntary sector through support organisations and training programmes.

The Foundation maintained its role as a major funder of cultural activity in the region. Through the Culture and Heritage programme, it made grants worth £2.5 million for high-profile and high-quality events and activities. The Foundation also continued as a key partner in the Culture 10 initiative, a ten-year programme focused on Newcastle and Gateshead, but including other parts of the North East. 2007 also marked the sixth year of the Foundation's annual Writer's Award, one of the largest literary prizes in the UK, which it runs in partnership with New Writing North. The 2007 winner was the poet Sean O'Brien, whose work has won considerable literary praise and several other prestigious awards.

Current programmes 2007 approved amounts:

Awards £	Programme
2,814,827	Money and Jobs
2,462,562	Independence and Choice
1,982,245	Strong and Healthy Communities
3,181,388	Building Positive Lives
2,107,203	Safety and Justice
2,544,167	Culture and Heritage
1,907,491	Better Buildings
100,000	Exceptional grants
1,767,131	Training and development grants
130,000	Policy grants
1,000,000	Special initiatives
£19,997,014	**Grant making total**
1,232,855	Work directly commissioned through programmes, training and policy
300,000	Loans
1,865,615	Staff matched
233,889	Other
£23,629,373	**Total investment**

During the year, the Foundation continued to explore ways of ensuring the lessons from its grant-making were used to inform and influence a wide audience of policy-makers and practitioners in the North East and Cumbria, and nationally. A new research series, *Think*, was launched, and the Foundation commissioned a ground-breaking study of trends within and affecting the voluntary and community sector. The Foundation also carried on playing a role in regional and national developments, in particular as part of the consortium running the Government's Futurebuilders fund, designed to strengthen the capacity of voluntary organisations to deliver public services. The Foundation's Director is Vice-Chair of the Futurebuilders' Board, and a Trustee sits on its investment committee.

The Foundation also runs a scheme where it matches money donated to UK charities by Northern Rock employees. Some of the money comes from the Give As You Earn (GAYE) scheme through which employees donate a regular monthly sum from their salary, also attracting a small government subsidy. But by far the majority of the donations come from the fundraising efforts of staff members. In 2007, the Foundation double-matched donations, giving £2 for every £1 raised or given by staff. By the end of 2007, the ten-year total raised by staff when matched by the Foundation reached £4.4 million. The total raised and matched in 2007 was £1.9 million.

Thanks to the generosity of Northern Rock plc and to prudent house-keeping by successive Boards of Trustees, the Foundation was able to continue grant-making in late 2007 while the Company undertook its strategic review. Although they cut back on some planned expenditure, mainly for new developments, the Foundation's Trustees still invested nearly £22 million in total.

The Foundation will receive a minimum of £15 million a year in 2008, 2009 and 2010 from Northern Rock, as part of the arrangement under which Northern Rock was taken into temporary public ownership. In 2008, the Trustees now intend to spend a minimum of £11 million on grants.

More information about the Foundation is available from:

The Northern Rock Foundation
The Old Chapel
Woodbine Road
Gosforth
Newcastle upon Tyne
NE3 1DD

Telephone: 0191 284 8412
Fax: 0191 284 8413
e-mail: generaloffice@nr-foundation.org.uk
Web: www.nr-foundation.org.uk

DESCRIPTION OF THE BUSINESS

Northern Rock's core business is secured residential lending, which comprises over 90% by value of total loans to customers. The balance of our loans to customers includes a portfolio of personal unsecured loans and a small portfolio of secured commercial loans.

OVERVIEW OF 2007

During the first half of 2007, Northern Rock's operational performance was in line with our previously stated strategic targets, with asset growth of 12.4% over the six months to 30 June 2007.

Margin pressure was experienced in the first half of 2007, due in large part to the prevailing interest rate environment. Increases in Bank Base Rate had a negative impact on net interest income, as the mortgage market was slow to reflect interest rate increases in product pricing. Increases in money market and swap rates also had a negative impact on our financial performance due to the timing of our hedge transactions for fixed rate mortgages. As a result we changed our policy on hedging such interest rate risk by accelerating the timing of transacting the hedges to reduce the future exposure to this risk. On 27 June 2007 we revised downward our profit guidance.

Northern Rock raised £12.1 billion in aggregate in the first half of 2007 to support our growth through the four funding channels of wholesale funding, securitisations, covered bond issues and retail deposits. We also sold the first tranche of our commercial secured loans in June 2007 to Lehman Commercial Mortgage Conduit Limited, with further tranches sold in the second half of the year. These transactions provided additional funding for secured residential lending amounting to £1.46 billion.

As at 30 June 2007 around 75% of Northern Rock's total funding was sourced from the non-retail money markets with £53.8 billion of our total non-retail funding balances of £80.5 billion, i.e. two thirds, raised from securitisations and covered bonds.

Concerns about credit exposure in financial markets began to surface in the summer of 2007 and credit spreads (the cost of credit) increased. The announcement by a major US investment bank of difficulties in one of its investment conduits and subsequent similar announcements by other banks led to a serious disruption in the medium term funding markets on 9 August 2007. This quickly led to severe restrictions in the liquidity of the short term wholesale markets. Despite these restrictions during August and early September 2007, we continued to fund in the short dated wholesale markets and maintained significant balances of liquid assets whilst we, together with our advisers, sought to find a solution to likely funding difficulties should the markets not recover. Such a solution included discussions with interested parties about the sale of the Company.

In the week commencing 10 September 2007, despite the fact that we continued to raise funds at shorter durations, the general tightening of longer term liquidity and the closure of the securitisation and medium term markets meant it was necessary to arrange a facility in case such markets failed to reopen. Therefore we approached the Bank of England for a liquidity support facility which was provided at a premium rate of interest.

In the days that followed the grant of the Bank of England loan facility, there were significant withdrawals by Northern Rock's retail depositors reflecting customers' concerns as to the security of their savings. Although we had liquid resources totalling £5.9 billion in early September 2007, in addition to the treasury investment portfolio, the substantial amount of retail deposits withdrawn, together with the impact of maturing wholesale funding, contributed to Northern Rock having to draw on the Bank of England facility.

On 17 September 2007, the Chancellor of the Exchequer announced that, should it be necessary, arrangements would be put in place to guarantee all existing deposits in Northern Rock during the current instability in the financial markets, which significantly slowed the level of customer withdrawals. The guarantee arrangements were clarified and extended by HM Treasury on 20 and 21 September, 9 October and 18 December 2007 to include all unsecured retail products, all uncollateralised and unsubordinated wholesale deposits and wholesale borrowings, all payment obligations under any uncollateralised derivative transactions and all obligations of the Company to make payments on the repurchase of mortgages under the documentation for the Granite securitisation programme. In order to minimise any unfair commercial advantage to the Company, Northern Rock has agreed to pay a fee to HM Treasury for the guarantee arrangements.

In the weeks following the initial announcement of the HM Treasury guarantee arrangements, Northern Rock's level of retail deposits stabilised. As a result of the significant diminution of our retail deposits and our inability to raise sufficient new finance in the interbank and wholesale markets, lending activities have been significantly reduced with effect from the last quarter in 2007. Our need to fund at higher rates than average spreads on existing liabilities had a substantial impact on margins on new and existing business. The Bank of England facility has also supported operating cash flows and the repayment of maturing non-retail liabilities.

STRATEGIC REVIEW

Following the events of September 2007, we engaged in a strategic review process with our advisers, having consulted with the Tripartite Authorities (comprising the Bank of England, the Financial Services Authority and HM Treasury) acting in their respective capacities, to look at a range of options for the business; these included proposals put forward by both the Board and third parties. All of the proposals would have required substantial continuing support from HM Treasury and the Bank of England in the medium term. At the beginning of February 2008 both the Company and a third party submitted proposals to the Tripartite Authorities.

On 17 February 2008, the Chancellor of the Exchequer announced that the Government had decided to take Northern Rock into a period of temporary public ownership. The necessary legislation for this was passed so that the Ordinary, Preference and Foundation Shares of Northern Rock were transferred to the Treasury Solicitor on 22 February 2008. An independent valuer appointed by HM Treasury will determine the level of any compensation payable to shareholders.

TEMPORARY PUBLIC OWNERSHIP

The objectives of the Tripartite Authorities in providing the liquidity support facilities and guarantee arrangements and in taking the Company into temporary public ownership are to:

- Protect taxpayers
- Maintain wider financial stability
- Protect consumers

As a consequence, the Company's previous annual strategic targets of asset growth of 20% +/- 5%, growth in underlying profit attributable to ordinary shareholders of 20% +/- 5% and return on equity of 20% - 25% are no longer appropriate.

The Company's prime objectives now are:

- The repayment of the Bank of England debt
- The release of HM Treasury guarantee arrangements
- A successful return to the private sector

To meet these objectives, whilst complying with European State aid rules (including compensatory measures) and in light of market conditions, it will be necessary to restructure our business and significantly reduce the size of the Group's balance sheet. This will be achieved principally through redemptions from existing loan books, whereas previously asset growth was supported by our strong customer retention policy. Where appropriate, asset disposals will also be considered in order to accelerate repayment of the Bank of England debt. New mortgage lending will be significantly reduced compared with historic levels and will be balanced with funding generated in the retail and non-retail funding markets. In 2008, we have stopped offering our "Together" range of loans, which comprised a combined secured and unsecured loan aimed particularly at first time buyers, and have withdrawn from new personal unsecured lending. This revised lending strategy will further focus our capabilities and infrastructure on our core business of secured residential lending, to enable a viable business to emerge in the future following repayment of the Bank of England debt. Pricing and credit criteria for new lending will be set to appropriately manage volumes, profitability and credit risk.

Prior to the Group's liquidity problems, growth was supported by funding from the securitisation, covered bond, wholesale and retail deposit markets. Going forward, it is intended that the mix of funding will change with a target balance of 50% from retail deposits and 50% from non-retail funding over the next three to four years, as retail balances recover and non-retail balances mature. It is intended that our retail deposit balances will recover gradually on an annual basis but that our market share of balances during the restructuring period will remain below our previous historic peak. Retail deposits will continue to be available in branches, online and by post. We intend to retain our offshore Guernsey and Ireland retail operations but will close our small Danish branch. The Northern Rock brand will be retained.

The revised strategy and business model require a period of stabilisation and restructuring. As the Bank of England debt is repaid there will be significant contraction in the balance sheet over the next two to three years, with a rebalancing of our funding profile. Over the next four years we will also seek release from the guarantee arrangements to depositors provided by HM Treasury.

EMPLOYEES

Northern Rock values its reputation as a caring employer and has always sought to attract and retain high calibre employees. Opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training and development.

Restructuring the organisation and its operations to meet the revised objectives of the business will result in lower staffing levels. The final outcome will, however, depend upon the evolution of the business in light of market and economic developments.

The Company is committed to doing all it can to communicate openly with staff and to provide the best possible support during the restructuring process. We will work closely with UNITE and other employee representatives to reduce staff numbers in a fair and considered manner. Outplacement services will be provided to help affected staff find alternative employment, working closely with local agencies including One NorthEast.

As an integral part of our commitment to provide appropriate reward and retention strategies for employees, Northern Rock had in place a number of share based plans (see note 8 to the Accounts). Following the Company's move into temporary public ownership, these plans have been cancelled. It is intended that a company-wide incentive scheme will be introduced for all staff, linked to the achievement of revised business objectives.

2007 OPERATIONAL PERFORMANCE

LENDING

Total gross lending in 2007 was £32,251 million (2006 - £32,989 million), with total net lending of £12,211 million (2006 - £16,621 million). At the start of 2008 the pipeline of business was significantly lower than at the start of 2007 due to our reduced appetite for new business given funding constraints described above.

An analysis of new lending by portfolio is set out in the following table:

	Residential	Commercial	Unsecured	Total
	£m	£m	£m	£m
2007 Full Year				
Gross	29,494	245	2,512	32,251
Net	13,306	(1,270)	175	12,211
Closing balances	90,778	316	7,351	98,445
2007 2nd Half				
Gross	12,060	57	808	12,925
Net	3,237	(522)	(379)	2,336
Closing balances	90,778	316	7,351	98,445
2007 1st Half				
Gross	17,434	188	1,704	19,326
Net	10,069	(748)	554	9,875
Closing balances	87,495	818	7,829	96,142
2006 Full Year				
Gross	28,972	423	3,594	32,989
Net	15,090	40	1,491	16,621
Closing balances	77,403	1,560	7,277	86,240

Note: Gross and net lending represents net cash flows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

At 31 December 2007, 92.2% by value of our loans to customers were residential secured loans (31 December 2006 – 89.8%), 0.3% commercial secured loans (31 December 2006 – 1.8%) and 7.5% within our personal unsecured portfolios (31 December 2006 – 8.4%). In the second half of 2007 our residential and unsecured lending volumes reduced reflecting funding conditions. This resulted in negative net lending in the fourth quarter of 2007, following the rundown of the half year pipeline and as a result of the active steps we took to reduce retention of maturing loans. The low level of growth of personal unsecured assets reflects lower levels of new unsecured lending and redemptions from the book. The reduction in commercial balances reflects the assets which were sold to Lehman Commercial Mortgage Conduit Limited during 2007.

RESIDENTIAL – UK MARKET

The UK residential lending market remained buoyant during most of 2007 resulting in gross lending for the year of £364 billion, an increase of 6% over the £345 billion seen in 2006. During the year, lending associated with house moving represented around 60%, with 40% driven by remortgage activity. UK residential net lending in 2007 at £108 billion represented a small decrease of 2% (2006 – £110 billion).

RESIDENTIAL – NORTHERN ROCK PERFORMANCE

In 2007 gross residential lending was £29,494 million (2006 – £28,972 million) and net residential lending was £13,306 million (2006 – £15,090 million).

The following analysis of mortgage lending is based on total gross lending in each year.

	2007	2006
	%	%
Type of lending		
Fixed rate (long term – over 2 years)	17	23
Fixed rate (short term – up to and including 2 years)	43	33
Discount	4	5
Together	27	31
Lifetime	1	1
Buy to Let	8	7
Type of customer		
First time buyer	20	24
Next time buyer	48	44
Remortgage	32	32
Geographic spread		
North	12	14
Scotland/Northern Ireland	10	10
Midlands	22	26
South	56	50

The average Loan to Value ("LTV") ratio of new lending in 2007 increased to 79% (2006 – 78%). New lending at or below 90% LTV reduced slightly to 77% (2006 – 78%) of completions. The average indexed LTV (representing the current loan balances as a percentage of updated property valuations) of our mortgage book at the year end remained at 60%. New lending continued to be geographically spread across the UK.

Our Lifetime mortgage portfolio (comprising products aimed at homeowners aged 60 and over who wish to utilise equity in their homes to enhance their lifestyle) was sold to JP Morgan in January 2008 at a premium of 2.25% to the balance sheet value. The proceeds of this sale of approximately £2.2 billion were used to reduce the level of the facility with the Bank of England.

In February 2008 we withdrew the "Together" products from our new loan product range in line with other mortgage lenders.

UNSECURED

Our personal unsecured credit portfolios comprise the unsecured element of "Together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	Together Unsecured £m	Total £m
2007 Full Year			
Gross	1,492	1,020	2,512
Net	(241)	416	175
Closing balances	3,980	3,371	7,351
2007 2nd Half			
Gross	391	417	808
Net	(473)	94	(379)
Closing balances	3,980	3,371	7,351
2007 1st Half			
Gross	1,101	603	1,704
Net	232	322	554
Closing balances	4,497	3,332	7,829
2006 Full Year			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277

Standalone unsecured gross lending slowed in line with our reduced lending appetite. Net lending was negative as the portfolio matured and redemptions and repayments increased. Volumes of new "Together" unsecured lending were broadly in line with the growth of "Together" mortgage lending with the unsecured element being 14% of combined "Together" advances (2006 – 15%).

In February 2008 we withdrew the "Together" products from our new loan product range and in March 2008 we discontinued offering new standalone unsecured lending products. As a consequence, these unsecured loan portfolios will run-off over time.

COMMERCIAL

Following the adoption of Basle II and the higher capital requirements for commercial loans compared with residential loans, Northern Rock decided to sell the majority of our commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited. This was achieved in three tranches between June and October 2007 at a premium of just over 1%, raising cash of £1.46 billion in total. Following these sales, the remaining commercial loan portfolio amounted to £0.3 billion at 31 December 2007 (2006 – £1.6 billion).

TREASURY INVESTMENTS

Treasury investments represented 7.3% of Northern Rock's balance sheet at the end of 2007.

Holdings of capital notes (before impairments) in Structured Investment Vehicles (SIVs) totalled £327 million at 31 December 2007. These SIV investments are classified as loans and receivables and are carried at cost but are subject to a test for impairment.
The Company's SIV investments have been assessed on a case by case basis including whether committed funding is in place. Following this assessment and taking into account the net asset value (NAV) of each SIV, an impairment charge of £232.2 million has been made in relation to this investment portfolio, which is reflected in the current year financial statements.

The Company's portfolio of US$ collateralised debt obligations ("CDOs"), before impairments, amounted to £195.5 million at the end of December 2007. An impairment provision of £178.3 million has been made against this portfolio at the end of the year. In addition, a mark to market reduction in value of this portfolio of £11.2 million has been recorded within the available for sale (AFS) reserve.

A review of our other AFS assets has been undertaken, and while these have seen market price falls, these falls are considered to be due to widening credit spreads and liquidity shortages rather than the performance of the underlying assets. Consequently, no provision for impairment is considered necessary against this portfolio. The fair value of AFS assets in total are recorded on the balance sheet at £6.0 billion.

FUNDING

Northern Rock traditionally had four funding arms comprising wholesale funding, securitisation, covered bonds and retail deposits. Since the arrangement of the loan facility with the Bank of England in September 2007, Northern Rock has primarily depended on this source of funding to meet retail deposit outflows, contractual maturities in the non-retail books and net lending.

Flows of each funding channel and closing balances are shown in the following table:

	Retail	Wholesale	Securitisation	Covered Bonds
	£m	£m	£m	£m
2007 Full Year				
Net flow	(12,168)	(11,695)	1,283	2,194
Closing balances	10,469	11,472	43,070	8,938
2007 2nd Half				
Net flow	(13,902)	(14,204)	(4,349)	-
Closing balances	10,469	11,472	43,070	8,938
2007 1st Half				
Net flow	1,734	2,509	5,632	2,194
Closing balances	24,350	26,710	45,698	8,105
2006 Full Year				
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202

Note: Net flow represents net cash flows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

At 31 December 2007, Northern Rock had borrowed £26.9 billion from the Bank of England under the loan facility described above.

RETAIL

Retail funding comprised a full year net outflow of funds of £12.2 billion, compared with a net inflow of £1.7 billion in the first half of the year and net inflow in 2006 of £2.5 billion.

Closing retail balances comprised:

	2007	2006
	£m	£m
Branch accounts	3,035	5,573
Postal accounts	4,351	10,201
Internet accounts	1,531	2,225
Offshore accounts	1,088	3,614
Telephone accounts	181	527
Legal & General branded accounts	283	491
Total retail balances	10,469	22,631

During the first half of the year, new retail funding was largely into our Silver Savings accounts (which are available online, via post and through our branch network) and Fixed Rate bonds. In March 2008, we announced our intention to close our retail funding operation in Denmark. Northern Rock's offshore retail funding operations in Ireland and Guernsey remain in place.

WHOLESALE

During the first half of the year we raised a net £2.5 billion of wholesale funding, including £2.0 billion medium term wholesale funds from the US and Europe. This included US$2.0 billion senior debt issued to domestic US investors and €1.0 billion raised from a benchmark senior debt issue targeted at European investors.

The second half of the year saw substantial outflows of wholesale funds, as maturing loans and deposits were not renewed. This resulted in a full year net outflow of £11.7 billion.

Our current credit ratings following temporary public ownership are set out in the following table:

	Standard & Poor's	**Moody's**	**FitchIBCA**
Short term	A1	P1	F1+
Long term	A (positive outlook)	A2 (watch developing)	A– (stable outlook)

SECURITISATION

Securitisation is the process whereby Northern Rock, through the Granite programme, is able to raise wholesale funding secured on a segregated pool of mortgage assets. These assets are held in special purpose entities (SPEs) set up for this purpose, which are fully consolidated in Northern Rock's financial statements. Northern Rock retains an economic interest in the SPEs through a combination of subordinated loans and profit retained in the SPEs.

The mortgages which are used are broadly representative of Northern Rock's total mortgage book and the Company does not provide any credit support to the SPEs by removing any loans in arrears from them.

Borrowings secured on this pool of mortgages may not be repaid from any source other than the proceeds of those mortgages within the pool. In order to maintain this funding structure, Northern Rock periodically sells further mortgages to the SPEs when necessary.

During the first half of 2007, two residential mortgage-backed issues were completed raising £10.7 billion gross (2006 – £17.8 billion) and £5.6 billion net (2006 – £10.6 billion) through our Granite vehicles. As with previous issues, the characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution were similar to those of our non-securitised mortgages. The pricing of these issues continued the trend of being at lower cost than maturing older deals they were replacing. No new Granite paper was issued to the market during the second half of the year as investor demand for this type of instrument reduced significantly. However, in September 2007 a securitisation issue of £5.0 billion was undertaken in which Northern Rock retained all of the notes issued.

At 31 December 2007, securitised notes in the Group balance sheet amounted to £43.1 billion (31 December 2006 – £40.2 billion), representing 58% (31 December 2006 – 43%) of our total funding balances.

COVERED BONDS

Covered bonds are secured by a pool of ring-fenced residential mortgages. In the first half of 2007 we increased the size of the covered bond programme to €30 billion and completed three issues raising £2.2 billion (2006 – £2.7 billion). The bonds were issued in a range of maturities from five to ten years and included a small privately placed sterling bond (£250 million) and our inaugural US dollar issue of $1.5 billion (£754 million equivalent).

No further funds were raised through the covered bond programme in the second half of the year due to prevailing market conditions. At 31 December 2007, covered bonds in the Group balance sheet amounted to £8.9 billion (31 December 2006 – £6.2 billion) representing 12.1% (31 December 2006 – 6.6%) of our total funding balances.

BANK OF ENGLAND FACILITY

Borrowings provided by the Bank of England under the loan facility amounted to £26.9 billion at the end of 2007 and are included in note 28 to the Accounts. The repayment of the Bank of England facility will be a key performance objective of the business over the next few years.

2007 FINANCIAL PERFORMANCE AND POSITION

The summary income statement for 2007 and 2006 is set out as follows:

	2007 £m	2006 £m
Net interest income	761.4	818.1
Other income	(39.0)	198.7
Total income	722.4	1,016.8
Administrative expenses	(276.1)	(277.5)
Non-recurring expenses	(127.2)	-
Covenant to The Northern Rock Foundation	(14.8)	(31.4)
Total expenses	(418.1)	(308.9)
Impairment charges on loans and advances	(239.7)	(81.2)
Impairment charges on unsecured investment loans	(232.2)	-
(Loss)/profit before taxation	(167.6)	626.7
Income tax expense	(31.4)	(183.7)
(Loss)/profit for the year	(199.0)	443.0
Attributable to:		
Appropriations	44.5	48.5
(Loss)/profit attributable to equity shareholders	(243.5)	394.5
Total	(199.0)	443.0
Basic (loss)/earnings per share	(65.6)p	94.6p

TOTAL INCOME AND INTEREST MARGIN AND SPREAD

The following table shows net interest income, total income and income ratios for 2007 and 2006.

	2007 £m	2006 £m
Net interest income	761.4	818.1
Other income	(39.0)	198.7
Total income	722.4	1,016.8
Total income: mean total assets	0.69%	1.11%
Total income: mean risk weighted assets	3.82%	3.56%
Interest margin	0.70%	0.92%
Interest spread	0.52%	0.77%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

Interest margin at 0.70% and interest spread at 0.52% compares with the 2006 ratios of 0.92% and 0.77% respectively. The reduction in spread primarily reflects the lower margin mortgage business written in the first half of 2007 and the higher funding costs in the second half of the year due to the Bank of England funding being charged at a premium rate above the existing average cost of funds.

The table below shows an analysis of other income:

	2007	2006
	£m	£m
Net fee and commission income	137.4	150.3
Other operating income	1.3	1.4
(Losses)/gains on available for sale securities	(136.6)	45.1
Gain on disposal of loan book	23.8	-
Net trading (expense)/income	(64.9)	1.9
Total other income	(39.0)	198.7

Net fee and commission income mainly comprises valuation commission, commission income generated on sales of third party products such as building and contents and payment protection insurance less third party administration fees not included within net interest income.

(Losses)/gains on available for sale securities in 2007 comprise realised gains on AFS securities sold primarily in the first half of 2007 amounting to £41.7 million offset by a charge of £178.3 million in the second half of the year in relation to impairments on US$ CDOs.

The gain on disposal of loan book represents the gain realised on the sale of the secured commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited.

Net trading (expense)/income includes gains on fair value movements on derivatives not in designated hedge accounting relationships of £998.4 million (2006 - loss of £2,811.8 million), together with cross-currency exchange rate losses of £1,045.2 million (2006 – gain of £2,812.6 million). These are covered in more detail below within the narrative on hedge ineffectiveness. In addition, within net trading (expense)/income is a negative movement in the fair value of treasury investment securities designated as "held at fair value through the income statement" amounting to £21.1 million (2006 – gain of £0.5 million).

HEDGE INEFFECTIVENESS

Volatility in reported results arises from hedge ineffectiveness on derivative instruments that hedge risk exposure on an economic basis. Such accounting volatility, which will offset over time, arises due to accounting ineffectiveness on designated hedges or because hedge accounting has not been adopted or is not achievable on certain transactions. The Company manages its risk exposures on an economic basis and does not include accounting hedge ineffectiveness in the assessment of its operating performance or in assessing the effectiveness of its derivative positions in any one financial period.

An analysis of hedge ineffectiveness and other fair value gains and losses is set out below:

	2007	2006
	£m	£m
Fair value hedge ineffectiveness	6.7	14.1
Cash flow hedge ineffectiveness	(7.5)	-
Hedge ineffectiveness included within interest margin	(0.8)	14.1
Fair value movements on hedging derivatives	998.4	(2,811.8)
Cross-currency movements	(1,045.2)	2,812.6
	(46.8)	0.8
Total hedge ineffectiveness and other fair value gains and losses	(47.6)	14.9

Northern Rock enters into derivative financial instruments for economic hedging purposes. Some of these are designated and accounted for as IAS 39 compliant fair value or cash flow hedge relationships. Where effective fair value hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the instrument being hedged. Any ineffectiveness arising from different movements in fair value will offset over time. Ineffectiveness is included within

interest income or expense, as appropriate. This represents a change in accounting presentation in 2007, as previously this was included within net hedge ineffectiveness and other fair value gains and losses (see note 3 to the Accounts).

Where derivatives are economically effective for hedging purposes but cannot be included within effective IAS 39 compliant accounting hedge relationships, the movement in their fair value is recorded within net trading expense. These are also excluded from management's view of operational performance as these fair value adjustments are not realised in the current accounting period. The same treatment applies to the revaluation at each balance sheet date of economically hedged foreign currency assets and liabilities.

The Group is exposed to some currency mis-match in its assets and liabilities denominated in US$ and euros. This resulted in gains of £130 million from mid-September 2007 to the year end, which are included within cross-currency movements above.

In addition to the above table, interest related fair value movements on forward exchange contracts represented a gain of £49.6 million in 2007 (2006 – gain of £26.1 million), giving a net gain on hedge ineffectiveness of £2.0 million in 2007 (2006 – gain of £41.0 million).

ADMINISTRATIVE EXPENSES

(excluding non-recurring expenses and the covenant to The Northern Rock Foundation)

	2007	**2006**
	£m	**£m**
Staff costs	158.6	162.0
Other expenses	88.6	85.2
Depreciation and amortisation	28.9	30.3
Total operating expenses	276.1	277.5

Total operating expenses amounted to £276.1 million, representing a decrease of 0.5% (2006 – £277.5 million). Included within the 2007 operating expenses is a credit for staff share schemes of £8.8 million (2006 – expense of £16.5 million) as performance conditions for certain share schemes were not met. Also included are gains on property sale and leasebacks of £7.5 million (2006 – nil).

NON-RECURRING EXPENSES

Non-recurring expenses of £127.2 million were incurred during the second half of 2007 representing professional fees and costs incurred as a result of the strategic review process. In addition, impairment charges have also been incurred in relation to certain property and software as described below.

	2007
	£m
Professional fees incurred by the Company	21.2
Professional fees recharged by the Tripartite Authorities	12.5
Corporate advisory fees	2.5
Reimbursement of third party expenses	5.1
Cost of staff withdrawals from Save As You Earn schemes	4.5
Other non-recurring administrative expenses	5.2
Non-recurring administrative expenses	51.0
Impairment charges on fixed assets	76.2
Total non-recurring expenses	127.2

Impairment charges on fixed assets have arisen in 2007 primarily on properties in the course of construction at the Group's head office sites in Gosforth and Sunderland, as well as accelerated write off of capitalised software. These charges reflect the changed circumstances of the Group in 2007 leading to the cancellation of planned expansion. This has been further clarified by the revised business and funding plan to be implemented under temporary public ownership. The impairment of properties in the course of construction includes provision in respect of costs to complete the properties in excess of their estimated value following completion.

CREDIT QUALITY AND LOAN LOSS IMPAIRMENT

The arrears position of each of our main personal lending portfolios based upon numbers of accounts three months or more in arrears is set out in the table below:

	CML Residential Average	Residential	Together Secured	Together Unsecured	Standalone Unsecured
31 December 2007	1.10%	0.57%	1.07%	1.15%	1.52%
30 June 2007	1.05%	0.47%	0.90%	0.97%	1.11%
31 December 2006	1.02%	0.42%	0.84%	0.85%	1.09%

Source: Northern Rock and Council of Mortgage Lenders ("CML")

Residential accounts three months or more in arrears at 0.57% were higher than the equivalent figure of 0.47% at the half year, reflecting deteriorating market conditions but remained well below the CML average of 1.10%. The "Together" secured three months plus arrears have increased during the year to be 1.07% at the year end from 0.90% at the half year and 0.84% at 31 December 2006, reflecting worsening market conditions.

At 31 December 2007, properties in possession totalled 2,215, representing 0.29% of all accounts compared with 1,314 (0.17%) at the half year and 662 (0.09%) at the end of 2006. This increase is in line with our policy of rapid movement towards recovery where it is clear the borrower will not maintain payments and where we have higher risk.

Three months plus arrears within our standalone personal unsecured loan portfolio were 1.52% at the end of 2007 compared with 1.09% at 31 December 2006 and 1.11% at 30 June 2007. The increase in standalone unsecured arrears since the half year is in large part due to the contraction of the unsecured loan book. "Together" unsecured arrears have also increased in line with the increase in "Together" secured arrears.

At 31 December 2007, 0.81% of our commercial loan accounts with balances outstanding of £4.3 million were three months or more in arrears compared with 0.31% of accounts with outstanding balances of £20.5 million at 31 December 2006.

The 2007 charge for customer loan loss impairment amounted to £239.7 million (2006 – £81.2 million) representing 0.26% of mean advances to customers (2006 – 0.10%). The increases in the loan loss impairment charge and year end impairment provision balances reflect the increase in default rates highlighted by higher arrears and properties in possession but also a significant deterioration in forecast recoveries on impaired loans. The reduction in house prices reported for the last quarter of 2007, together with further anticipated falls as evidenced by trends in losses in the first quarter of 2008 have resulted in an increase in expected losses to be incurred on impaired mortgage loans. Anticipated recoveries on impaired unsecured loans have also fallen dramatically as customers' equity in their residential properties is expected to continue to fall and the market for debt sales since the year end has substantially disappeared.

We will remain focussed on managing our lending portfolios as the book reduces in line with the objective of achieving redemptions in order to repay the Bank of England debt. However, it is expected there will be a negative impact on loan loss impairment charges in the future as the propensity of customers to default increases and recoveries on defaulted loans reduce further.

Loan loss impairment provisions and coverage at the year end are set out in the following table:

	Residential	Commercial	Unsecured	Total
2007				
Impairment provision £m	63.7	0.7	178.6	243.0
% share of closing balances	0.07%	0.22%	2.37%	0.25%
2006				
Impairment provision £m	26.2	7.4	92.4	126.0
% share of closing balances	0.03%	0.47%	1.25%	0.15%

TAXATION

Based on a loss before tax of £167.6 million, the effective tax rate in 2007 is a charge of 18.74% of pre-tax losses (2006 – 29.31% of pre-tax profits). This rate is unusually high and is largely due to the non recognition of a deferred tax asset and the high level of non-recurring, non-tax deductible expenses recognised in 2007.

	%
Expected effective corporation tax rate (based on the standard corporation tax rate for 2007 of 30%)	(30.00)
Deferred income tax asset not recognised	33.23
Non-recurring, non-tax deductible expenses	22.26
Restatement of the group deferred tax liability from 30%	0.36
Utilisation of previously unrecognised tax losses	(2.00)
Current year recurring, non taxable income	(0.24)
Other net prior year adjustments	(4.87)
Effective tax rate	18.74

DIVIDENDS

The final ordinary dividend for 2006 of 25.3p was paid to shareholders on 25 May 2007. The interim dividend for 2007 was declared at 14.2p (2006 – 10.9p) and was due to be paid in the second half of the year. However, as a result of the challenging conditions faced by the Company, the Board considered that it was not appropriate to pay this dividend and it was therefore cancelled. No ordinary dividend has been declared for the full year 2007.

Preference share dividends amounting to £27.8 million were paid on 4 July 2007.

RECONCILIATION OF STATUTORY AND UNDERLYING PROFIT BEFORE TAX

As described above, management do not consider the volatility in reported income arising from hedge ineffectiveness in their assessment of operating performance of the Group in any one financial period and have historically reported underlying results together with statutory results.

In line with financial information provided by the Group prior to temporary public ownership, realised gains on swaps closed in the first half of the year are included in underlying results. In addition, non-recurring expenses and impairments on treasury assets are excluded from management's assessment of underlying results as set out in the following table:

	2007	**2006**
	£m	**£m**
Statutory (loss)/profit before tax	(167.6)	626.7
Adjustments:		
Hedge ineffectiveness	(2.0)	(41.0)
Impairment on treasury assets	410.5	-
Non-recurring expenses	127.2	-
Realised gain on swaps	39.0	-
Net losses/(gains) on changes in fair value from assets held at fair value	21.1	(0.5)
Notional impact on covenant to The Northern Rock Foundation	(6.3)	2.0
Underlying profit before tax	421.9	587.2

The shortfall in 2007 underlying profit relative to management's expectations at the end of last year is primarily due to the increase in expected losses on impaired loans. The deterioration as described above reflects a number of factors emerging from the fourth quarter of 2007 including falling house prices and much lower anticipated recoveries on impaired loans.

COMPOSITION OF BALANCE SHEET

Following the receipt of the liquidity support facility from the Bank of England in September 2007, Northern Rock's balance sheet changed significantly by the year end, particularly in relation to the composition of liabilities. Retail deposits fell to £10.5 billion compared to £22.6 billion at 31 December 2006 as customers withdrew funds. Wholesale funding balances also fell to £11.5 billion compared with £24.2 billion at 31 December 2006 as counterparties withdrew balances on maturity dates. No new securitisation or covered bond issues were undertaken in the second half of 2007. These changes contributed to the drawdown on the Bank of England facility amounting to £26.9 billion at 31 December 2007.

Liquid assets at 31 December 2007 are significantly lower than at the end of 2006 as all cash assets have been used to repay liabilities, with liquidity requirements being met by the Bank of England facility.

2007

Assets £109.3bn

7% 3% 7%

83%

Residential mortgages
Liquid assets
Other advances
Other

Liabilities £109.3bn

4% 3% 26% 10%

10%

8%

39%

Loans from Bank of England
Retail
Wholesale
Securitised bonds
Covered bonds
Capital
Other

2006

Assets £101.0bn

9% 1% 13%

77%

Residential mortgages
Liquid assets
Other advances
Other

Liabilities £101.0bn

6% 4% 3%

41% 22%

24%

Retail
Wholesale
Securitised bonds
Covered bonds
Capital
Other

Over the next two to three years the balance sheet will contract significantly as Northern Rock customers coming to the end of their mortgage product redeem and we continue to restrict new lending volumes. Other advances will reduce following the decision to cease offering new "Together" products to customers and the withdrawal from new standalone unsecured lending.

CAPITAL

The following table shows a summary of Northern Rock's capital position at the end of 2007 and 2006. Further detail on capital is disclosed in note 41 to the Accounts.

	2007	2006
	£m	£m
Tier 1 Capital		
Core tier 1 capital	1,316.4	1,700.5
Preference share capital	400.0	400.0
Tier one notes	207.7	209.6
Reserve capital instruments	300.0	300.0
Total tier 1 capital before deductions	2,224.1	2,610.1
Deductions from tier 1 capital	(625.8)	(611.3)
Total tier 1 capital after deductions	1,598.3	1,998.8
Tier 2 Capital		
Upper tier 2 capital	1,029.2	688.4
Lower tier 2 capital	811.9	766.6
Total tier 2 capital before deductions	1,841.1	1,455.0
Deductions from tier 2 capital	(445.8)	(471.3)
Total tier 2 capital after deductions	1,395.3	983.7
Deductions from tier 1 and tier 2 capital	(5.1)	(5.1)
Total capital resources	2,988.5	2,977.4
Risk weighted assets	20,768.0	17,046.5
Tier 1 ratio	7.7%	11.7%
Total capital ratio	14.4%	17.5%

In June 2007 the Company issued $650 million (£328 million sterling equivalent) Upper Tier 2 subordinated debt.

On 29 June 2007 the Company received notification of approval by the FSA of our Basle II waiver application and our regulatory capital requirements have been calculated under Basle II with effect from that date. We have adopted the Retail Internal Ratings Based (IRB) approach for our residential and personal unsecured loans, the Foundation IRB approach for our treasury portfolios and the Standardised approach for commercial loans and operational risk.

The implementation of Basle II results in lower Pillar I risk weighted assets than under Basle I due to the high proportion of secured residential lending within our loan books.

SOCIAL RESPONSIBILITY – THE NORTHERN ROCK FOUNDATION

Since demutualisation in 1997, Northern Rock has donated 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes in the North East of England and Cumbria. The covenant for 2007 amounts to £14.8 million (2006 full year – £31.4 million) representing the charge for the first half of 2007. This results in approximately £190 million having been donated since its inception in 1997. Following the Company entering into temporary public ownership, we have committed that the Foundation will receive at least £15 million per year in 2008, 2009 and 2010. Further information on The Northern Rock Foundation is available on the Company's website.

OUTLOOK

In accordance with European legislation, the Government is required to seek approval for the granting of the facilities to Northern Rock under State aid law, and the continuation of these facilities is dependent upon approval by the European Commission. A submission to the European Commission was made by the Government on 17 March 2008 and at the date of the approval of the Report and Accounts remained under review.

Going forward the Company's business plan will be aligned with the objectives of the Tripartite Authorities at the time of taking Northern Rock into temporary public ownership. Together with compliance with European State aid law this will necessitate a significant contraction in the Group's balance sheet driven by increased loan redemptions. At the same time, new business levels will be significantly lower than in previous years. New business will be focussed on prime residential mortgages with absolute levels dependent on new funding generated mainly from retail deposits in the UK. Longer term, it is intended that Northern Rock will return to the private sector as a lower risk, financially viable mortgage and savings bank.

The Directors present their report and the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activities of the Group are discussed in the Operating and Financial Review on pages 25 to 39.

REVIEW OF BUSINESS, FUTURE DEVELOPMENTS, PRINCIPAL RISKS AND UNCERTAINTIES

A review of the business, future developments, principal risks and uncertainties is set out in the Operating and Financial Review on pages 25 to 39.

DIVIDENDS

The Directors do not propose the payment of any dividends on the Ordinary Shares in respect of the year ended 31 December 2007.

TANGIBLE FIXED ASSETS

Land and buildings, which are included in the balance sheet at cost less accumulated depreciation and impairment losses, amounted to £106.8 million at 31 December 2007. In the Directors' opinion, based on valuations carried out by the Group's qualified chartered surveyors, the total market value of these assets at that date was not significantly different.

Details of changes to tangible fixed assets are included in note 27 to the Accounts.

POST BALANCE SHEET EVENTS

Details of post balance sheet events including temporary public ownership and new banking facilities are given in note 45 to the Accounts.

DIRECTORS

The current composition of the Board of Directors together with brief biographical details of each Director is shown on page 3. The following table shows details of Board appointments and retirements up to the date of this report.

R F Bennett	Retired 31 January 2007
D A Jones	Appointed 1 February 2007. Retired 22 February 2008
B K Sanderson	Appointed as Chairman 19 October 2007. Retired 22 February 2008
J F Devaney	Appointed 26 November 2007
S T Laffin	Appointed 26 November 2007
L P Adams	Appointed 29 November 2007
P A Thompson	Appointed 18 January 2008. Retired 22 February 2008
A M Kuipers	Retired 16 November 2007. Reappointed as Director and Chief Executive 13 December 2007
Dr M W Ridley	Retired 19 October 2007
Sir Derek Wanless	Retired 16 November 2007
Ms N Pease	Retired 16 November 2007
N A H Fenwick	Retired 16 November 2007
Ms R A Radcliffe	Retired 16 November 2007
D F Baker	Retired 16 November 2007
K M Currie	Retired 16 November 2007
A J Applegarth	Retired 12 December 2007
Sir Ian Gibson	Retired 22 February 2008
R A Sandler	Appointed 22 February 2008
A F Godbehere	Appointed 22 February 2008
P J Remnant	Appointed 22 February 2008
T W Scholar	Appointed 22 February 2008
S A M Hester	Appointed 22 February 2008

Details of the interests of Directors in the shares of the Company at 31 December 2007 and 21 February 2008 are set out on page 19. Following temporary public ownership taking effect on 22 February 2008, no Director had any interest in the shares of the Company.

The powers of the Directors, along with provisions relating to their appointment and replacement, are set out in the Articles of Association and The Northern Rock plc Transfer Order 2008 and are also governed by UK company law. Any alteration to the Articles of Association must be approved by shareholders.

The service or employment contracts of certain Directors and executives contain provisions entitling such Directors and executives to terminate their respective service or employment contracts in the event of a change of control of the Company. In such circumstances, the relevant directors and executives are entitled to a liquidated payment in lieu of salary, bonus, pension and other benefits. As at 31 December 2007, 18 directors of Group companies and 37 individual executives had such provisions in their service or employment contracts.

The Company's Articles of Association provide an indemnity to the Directors against certain liabilities incurred as a result of their office. The indemnities extend to defending any proceedings in which judgement is given in the Directors' favour, or in which they are acquitted or in any proceedings in which relief is granted by a court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. In addition, the Company arranges Director's and Officer's Insurance on behalf of its Directors in accordance with the provisions of the Companies Act 2006. As part of the terms of their letters of appointment or service contracts, new Directors appointed after September 2007 are generally offered separate contractual indemnities from the Company.

SHARES

Details of the structure of the Company's authorised and issued share capital as at the year end, as well as movements in and changes to the authorised and issued share capital during the year, are provided in note 38 to the Accounts.

As at 31 December 2007 the Company had issued share capital of £496m, comprising £421.2m (84.92% of the Company's nominal capital issued) in Ordinary Shares, £74.4m (15%) in Foundation Shares and £0.4m (0.08%) in Preference Shares. Holders of Ordinary Shares had the rights accorded to them under UK company law including the right to receive the Company's Annual Report and Accounts, to attend and speak at general meetings, to appoint proxies and to exercise voting rights. Holders of Preference Shares had limited voting rights and in general could only vote on a variation of class rights, on a resolution to wind up the Company or in the event of the preference dividend being unpaid. Holders of Foundation Shares had limited voting rights and in general could only vote on a variation of class rights. Holders of Foundation Shares did not, in general, have any right to participate in the profits of the Company. The Foundation Shares converted into Ordinary Shares on 22 February 2008 and were transferred, along with all Ordinary and Preference Shares on 22 February 2008, to the Treasury Solicitor as nominee for Her Majesty's Treasury. Further details regarding the rights and obligations attaching to share classes are contained in the Articles of Association.

Pursuant to The Northern Rock plc Transfer Order 2008 on 22 February 2008 all shares in the Company were transferred to the Treasury Solicitor as nominee for HM Treasury and each Foundation Share was converted into and redesignated as an Ordinary Share.

Other than in respect of Foundation Shares and pursuant to certain Employee Schemes, as at 31 December 2007, there were no restrictions on the transfer of shares and as at the date of this report there are no restrictions on the transfer of Ordinary and Preference Shares.

There are no restrictions on the transfer of shares and prior approval is not required from the Company.

At the Annual General Meeting on 22 April 2007, a resolution was passed giving the Company the authority to make market purchases of Ordinary Shares up to a maximum of 10% of the issued share capital. A further resolution was passed providing for the Company to enter into a contingent purchase contract with The Northern Rock Foundation to repurchase Foundation Shares in the same proportion and at the same price as the ordinary shares repurchased. These authorities were not used and expire at the Annual General Meeting in 2008.

EMPLOYEES

Employee communications are vital to the success of the Company, and good staff relations are a key part of management responsibility at all levels. Employee consultation takes place with the national committee of UNITE. The Company also issues weekly news bulletins to employees.

The Company is committed to equal employment opportunities for everyone, and treats applicants for work solely on their ability to do the job.

EMPLOYEE SHARE SCHEMES

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This note therefore reflects the position of these share schemes as at 31 December 2007.

As at 31 December 2007, the Company operated a number of employee share schemes.

In relation to some schemes (namely the Share Incentive Plan ("SIP"), the Share Matching Plan and the Deferred Bonus Plan), employees were beneficial owners of the shares but were subject to restrictions on transfer and (other than in the case of the SIP) risk of forfeiture.

In relation to other schemes (namely the Sharesave Scheme, the Employee Share Option Scheme, the Long Term Incentive Plan and elements of the Share Matching Plan), employees held options or conditional awards of shares and so had no voting or other rights in respect of the shares awarded under the schemes prior to vesting.

The Company operated employee benefit trusts to hold shares pending employees becoming entitled to them under the employee share schemes. 9,061,684 shares were so held as at 31 December 2007. Where the shares had not been allocated to employees, the trusts had full discretion in relation to the voting of such shares. Where shares have been allocated to employees, the trustee holding those shares sought voting instructions from the employee as beneficial owner, and voting rights are not exercised if no instructions are given.

For legal and practical reasons, the rules of the Company's employee share schemes generally set out the consequences of a change of control of the Company.

FINANCIAL INSTRUMENTS

The Group's financial risk management objectives and policies, including its governance framework and approach to the management of key risks including credit risk, market risk and liquidity risk, are discussed in note 41 to the Accounts.

SIGNIFICANT SHAREHOLDINGS

As at the date of this report, all of the issued share capital is held by the Treasury Solicitor as nominee for HM Treasury. At 31 December 2007, the disclosable interests in the voting rights of the Company, as notified to the Company in accordance with Chapter 5 of the UK Listing Authority's Disclosure & Transparency Rules were as shown in the table below.

Barclays PLC	5.01%
RAB Capital plc	6.66%
SRM Global Master Fund	9.10%

Other than as shown, the Company is not aware of any ordinary shareholder who held an interest of 5% or more in the issued share capital of the Company as at 31 December 2007.

BRANCH OFFICES

The Company has branch offices in both Ireland and Denmark and a subsidiary through which it operates in Guernsey.

In March 2008, the Company announced the closure of its retail funding operation in Denmark.

CREDITOR PAYMENT POLICY

The Company's policy with regard to the payment of suppliers is to negotiate and agree terms and conditions with all its suppliers, which include the giving of an undertaking to pay them within an agreed payment period.

The average creditor payment period at 31 December 2007 was 20 days (2006: 29 days).

SIGNIFICANT AGREEMENTS

For the purposes of the Companies Act 2006, the Company has identified the significant agreements summarised below that, as at 31 December 2007, take effect, alter or terminate on a change of control of the Company:

- Bank of England Facility. Under the Sterling Loan Agreement dated 14 September 2007 as amended and restated on 9 October 2007 together with further subsequent amendments between the Company and The Governor and Company of the Bank of England, the facility will, upon the occurrence of a change of control, be cancelled and all outstanding loans, together with all other amounts accrued and outstanding, will become immediately due and payable.

In addition, the Company, or other members of the Group, are party to certain non-material agreements that contain change of control provisions in the event of the takeover of the Company but these are not considered to be significant on an individual basis.

CHARITABLE CONTRIBUTIONS AND POLITICAL DONATIONS

Details of charitable contributions relating to 2007 are included within the Operating and Financial Review on page 39.

There were no political donations in the year (2006 nil).

GOING CONCERN

As set out in note 1 to the Accounts the Bank of England and HM Treasury have provided various on demand facilities and comfort to the Directors in relation to the Company's future financing requirements. These facilities are subject to clearance being obtained from the European Commission. If such clearance is not obtained then the facilities may be withdrawn. Subject to this material uncertainty pertaining to the Company's funding requirements, the Directors are satisfied at the time of approval of the financial statements that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group as at the end of the year and of the profit or loss of the Group for the year.

The Directors consider that in preparing the financial statements on pages 44 to 102 appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Company and Group keeps accounting records that disclose with reasonable accuracy at any time the Company and Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Northern Rock plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

So far as every Director as at the date of this report is aware, there is no relevant audit information needed in preparation of the auditors' report of which the auditors are not aware. The Directors have taken the steps that they need to have taken as Directors to make themselves aware of any relevant audit information and to establish that the auditors are also aware of that information.

By order of the Board

C Taylor, Company Secretary
29 March 2008

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDER OF NORTHERN ROCK PLC

We have audited the Group and Parent Company financial statements (the "financial statements") of Northern Rock plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Statements of Recognised Income and Expense, the Group and Parent Company Cash Flow Statements and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's shareholder in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Executive Chairman's Statement, the Corporate Governance statement, the unaudited part of the Directors' Remuneration Report, the Operating and Financial Review and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its loss and cash flows for the year then ended;
- the Parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Parent Company's affairs as at 31 December 2007 and cash flows for the year then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

EMPHASIS OF MATTER – GOING CONCERN

In forming our opinion on the financial statements, which is not qualified, we have considered the adequacy of disclosure made in note 1 to the financial statements concerning the Company's ability to continue as a going concern. As described in note 1 to the financial statements, the Company is reliant upon the continuation of on demand facilities provided by the Bank of England which are subject to appropriate clearance being obtained from the European Commission for State aid for the Company and any other constraints imposed by European law. These outstanding clearances indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments that would result if the Company was unable to continue as a going concern.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Newcastle upon Tyne
29 March 2008

For the year ended 31 December 2007

	Note	2007	2006
			(Restated)
			(note 3)
		£m	£m
Interest and similar income	5	**6,907.5**	4,934.8
Interest expense and similar charges	6	**(6,146.1)**	(4,116.7)
Net interest income		**761.4**	818.1
Fee and commission income		**185.1**	193.2
Fee and commission expense		**(47.7)**	(42.9)
Other operating income		**1.3**	1.4
(Losses)/gains on available for sale securities	24	**(136.6)**	45.1
Gain on disposal of loan book	11	**23.8**	-
Net trading (expense)/income	12	**(64.9)**	1.9
		(39.0)	198.7
Total income		**722.4**	1,016.8
Non-recurring administrative expenses	7	**(51.0)**	-
Non-recurring impairment charges on property, plant and equipment	27	**(56.3)**	-
Provisions for onerous contracts	27, 33	**(12.9)**	-
Non-recurring impairment charges on intangible assets	26	**(7.0)**	-
		(127.2)	-
Administrative expenses	7	**(247.2)**	(247.2)
Depreciation and amortisation		**(28.9)**	(30.3)
Covenant to The Northern Rock Foundation	43	**(14.8)**	(31.4)
Operating expenses		**(418.1)**	(308.9)
Impairment charges on loans and advances	10	**(239.7)**	(81.2)
Impairment charges on unsecured investment loans	10	**(232.2)**	-
(Loss)/profit before taxation		**(167.6)**	626.7
Income tax expense	13	**(31.4)**	(183.7)
(Loss)/profit for the year		**(199.0)**	443.0
Attributable to:			
Appropriations	36, 37	**44.5**	48.5
(Loss)/profit attributable to equity shareholders		**(243.5)**	394.5
Total (loss)/profit attributable to equity holders of parent company		**(199.0)**	443.0
Earnings per share			
Basic (loss)/earnings per share	16	**(65.6)p**	94.6p
Diluted (loss)/earnings per share	16	**(65.6)p**	93.8p

Details of dividends are set out in note 15.

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	Note	2007	2006
Assets		**£m**	£m
Cash and balances with central banks	18	**190.2**	956.0
Derivative financial instruments	19	**2,241.0**	871.3
Loans and advances to banks	20	**1,292.5**	5,621.3
Loans and advances to customers	21	**98,834.6**	86,796.1
Fair value adjustments of portfolio hedging	21	**183.9**	(323.4)
Investment securities	24	**6,108.7**	6,630.4
Intangible assets	26	**95.8**	90.4
Property, plant and equipment	27	**184.0**	197.1
Current tax asset		**115.0**	-
Deferred income tax asset	33	**-**	59.5
Retirement benefit asset	9	**5.7**	-
Other assets		**27.1**	37.6
Prepayments and accrued income		**42.5**	74.3
Total assets		**109,321.0**	101,010.6
Liabilities			
Loans from central bank	28	**28,473.0**	-
Deposits by banks	29	**744.2**	2,136.2
Customer accounts	30	**11,562.8**	26,867.6
Derivative financial instruments	19	**1,743.4**	2,392.5
Debt securities in issue			
Securitised notes	22	**43,069.5**	40,225.7
Covered bonds	23	**8,938.1**	6,201.8
Other	31	**9,633.7**	17,866.8
Other liabilities		**66.3**	122.6
Current taxation liabilities		**-**	73.6
Accruals and deferred income	32	**962.9**	919.7
Retirement benefit obligations	9	**-**	21.7
Provisions for liabilities and charges	33	**58.4**	-
Subordinated liabilities	34	**1,161.8**	762.4
Tier one notes	35	**207.6**	209.4
		106,621.7	97,800.0
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	38	**123.9**	123.9
Preference	38	**0.1**	0.1
Share premium account			
Ordinary	39	**6.8**	6.8
Preference	39	**396.4**	396.4
Capital redemption reserve	39	**7.3**	7.3
Other reserves	39	**(122.9)**	(1.3)
Retained earnings	40	**1,251.9**	1,641.6
Total equity attributable to equity shareholders		**1,663.5**	2,174.8
Non shareholders' funds			
Reserve capital instruments	36	**299.3**	299.3
Subordinated notes	37	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**2,699.3**	3,210.6
Total equity and liabilities		**109,321.0**	101,010.6

The notes on pages 53 to 102 form an integral part of these accounts.

Approved by the Board on 29 March 2008 and signed on its behalf by:

R A Sandler	A M Kuipers	A F Godbehere
Executive Chairman	Chief Executive Officer	Chief Financial Officer

At 31 December 2007

	Note	2007	2006
Assets		**£m**	£m
Cash and balances with central banks	18	**190.2**	956.0
Derivative financial instruments	19	**1,038.7**	791.2
Loans and advances to banks	20	**1,046.0**	5,206.8
Loans and advances to customers	21	**99,286.5**	87,413.7
Fair value adjustments of portfolio hedging	21	**183.9**	(323.4)
Investment securities	24	**10,892.6**	6,399.9
Shares in group undertakings	25	**85.0**	85.0
Intangible assets	26	**65.1**	59.7
Property, plant and equipment	27	**172.1**	185.4
Current tax asset		**115.3**	-
Deferred income tax asset	33	**-**	89.5
Retirement benefit asset	9	**5.7**	-
Other assets		**109.3**	133.9
Prepayments and accrued income		**49.0**	100.2
Total assets		**113,239.4**	101,097.9
Liabilities			
Loans from central bank	28	**28,473.0**	-
Deposits by banks	29	**1,294.8**	4,281.5
Customer accounts	30	**59,310.0**	66,614.0
Derivative financial instruments	19	**835.8**	1,059.9
Debt securities in issue			
Covered bonds	23	**8,938.1**	6,201.8
Other	31	**9,633.7**	17,866.8
Other liabilities		**133.6**	236.1
Current taxation liabilities		**-**	73.5
Accruals and deferred income	32	**712.5**	683.8
Retirement benefit obligations	9	**-**	21.7
Provisions for liabilities and charges	33	**32.6**	-
Subordinated liabilities	34	**1,161.8**	762.4
Tier one notes	35	**207.6**	209.4
		110,733.5	98,010.9
Equity			
Shareholders' funds			
Called up share capital			
Ordinary	38	**123.9**	123.9
Preference	38	**0.1**	0.1
Share premium account			
Ordinary	39	**6.8**	6.8
Preference	39	**396.4**	396.4
Capital redemption reserve	39	**7.3**	7.3
Other reserves	39	**(173.4)**	(2.3)
Retained earnings	40	**1,109.0**	1,519.0
Total equity attributable to equity shareholders		**1,470.1**	2,051.2
Non shareholders' funds			
Reserve capital instruments	36	**299.3**	299.3
Subordinated notes	37	**736.5**	736.5
Total non shareholders' funds		**1,035.8**	1,035.8
Total equity		**2,505.9**	3,087.0
Total equity and liabilities		**113,239.4**	101,097.9

The notes on pages 53 to 102 form an integral part of these accounts.

Approved by the Board on 29 March 2008 and signed on its behalf by:

R A Sandler	A M Kuipers	A F Godbehere
Executive Chairman	Chief Executive Officer	Chief Financial Officer

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2007

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	39	–	–	–	(132.6)	–	(132.6)	–	(132.6)
Net movement in cash flow hedge reserve	39	–	–	–	(29.4)	–	(29.4)	–	(29.4)
Actuarial gains and losses	40	–	–	–	–	29.5	29.5	–	29.5
Tax effects of the above		–	–	–	40.4	(8.4)	32.0	–	32.0
Total of items recognised directly in equity		–	–	–	**(121.6)**	**21.1**	**(100.5)**	–	**(100.5)**
Loss for the year		–	–	–	–	(243.5)	(243.5)	44.5	(199.0)
Total recognised income and expense for the year		–	–	–	**(121.6)**	**(222.4)**	**(344.0)**	**44.5**	**(299.5)**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(121.6)**	**(222.4)**	**(344.0)**	**44.5**	**(299.5)**
Dividends	15	–	–	–	–	(132.8)	(132.8)	–	(132.8)
Appropriations		–	–	–	–	–	–	(44.5)	(44.5)
Movement in own shares	40	–	–	–	–	(34.5)	(34.5)	–	(34.5)
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)	1,641.6	2,174.8	1,035.8	3,210.6
Balance at 31 December 2007		**124.0**	**403.2**	**7.3**	**(122.9)**	**1,251.9**	**1,663.5**	**1,035.8**	**2,699.3**

For the year ended 31 December 2006

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		-	-	-	(38.1)	-	(38.1)	-	(38.1)
Actuarial gains and losses		-	-	-	-	(16.5)	(16.5)	-	(16.5)
Tax effects of the above		-	-	-	10.8	4.9	15.7	-	15.7
Total of items recognised directly in equity		**-**	**-**	**-**	**(27.3)**	**(11.6)**	**(38.9)**	**-**	**(38.9)**
Profit for the year		-	-	-	-	394.5	394.5	48.5	443.0
Total recognised income and expense for the year		**-**	**-**	**-**	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Note - reconciliation of movements in equity									
Total - as above		**-**	**-**	**-**	**(27.3)**	**382.9**	**355.6**	**48.5**	**404.1**
Issue of preference shares		0.1	396.4	-	-	-	396.5	-	396.5
Dividends	15	-	-	-	-	(132.3)	(132.3)	-	(132.3)
Appropriations		-	-	-	-	-	-	(48.5)	(48.5)
Movement in own shares	40	-	-	-	-	(20.6)	(20.6)	-	(20.6)
Reclassification of other reserves		-	-	-	14.9	(14.9)	-	-	-
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5	1,575.6	1,035.8	2,611.4
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(1.3)**	**1,641.6**	**2,174.8**	**1,035.8**	**3,210.6**

COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2007

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve	39	-	-	-	(201.2)	-	(201.2)	-	(201.2)
Net movement in cash flow hedge reserve	39	-	-	-	(29.4)	-	(29.4)	-	(29.4)
Actuarial gains and losses	40	-	-	-	-	29.5	29.5	-	29.5
Tax effects of the above		-	-	-	59.5	(8.4)	51.1	-	51.1
Total of items recognised directly in equity		-	-	-	**(171.1)**	**21.1**	**(150.0)**	-	**(150.0)**
Loss for the year		-	-	-	-	(263.8)	(263.8)	44.5	(219.3)
Total recognised income and expense for the year		-	-	-	**(171.1)**	**(242.7)**	**(413.8)**	**44.5**	**(369.3)**
Note – reconciliation of movements in equity									
Total – as above		-	-	-	**(171.1)**	**(242.7)**	**(413.8)**	**44.5**	**(369.3)**
Dividends	15	-	-	-	-	(132.8)	(132.8)	-	(132.8)
Appropriations		-	-	-	-	-	-	(44.5)	(44.5)
Movement in own shares	40	-	-	-	-	(34.5)	(34.5)	-	(34.5)
Balance at 31 December 2006		124.0	403.2	7.3	(2.3)	1,519.0	2,051.2	1,035.8	3,087.0
Balance at 31 December 2007		**124.0**	**403.2**	**7.3**	**(173.4)**	**1,109.0**	**1,470.1**	**1,035.8**	**2,505.9**

For the year ended 31 December 2006

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' funds £m	Non shareholders' funds £m	Total equity £m
Net movement in available for sale reserve		–	–	–	(14.6)	–	(14.6)	–	(14.6)
Actuarial gains and losses		–	–	–	–	(16.5)	(16.5)	–	(16.5)
Tax effects of the above		–	–	–	4.4	4.9	9.3	–	9.3
Total of items recognised directly in equity		–	–	–	**(10.2)**	**(11.6)**	**(21.8)**	–	**(21.8)**
Profit for the year		–	–	–	–	384.2	384.2	48.5	432.7
Total recognised income and expense for the year		–	–	–	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Note – reconciliation of movements in equity									
Total – as above		–	–	–	**(10.2)**	**372.6**	**362.4**	**48.5**	**410.9**
Issue of preference shares		0.1	396.4	–	–	–	396.5	–	396.5
Dividends	15	–	–	–	–	(132.3)	(132.3)	–	(132.3)
Appropriations		–	–	–	–	–	–	(48.5)	(48.5)
Movement in own shares	40	–	–	–	–	(20.6)	(20.6)	–	(20.6)
Reclassification of other reserves		–	–	–	14.9	(14.9)	–	–	–
Balance at 31 December 2005		123.9	6.8	7.3	(7.0)	1,314.2	1,445.2	1,035.8	2,481.0
Balance at 31 December 2006		**124.0**	**403.2**	**7.3**	**(2.3)**	**1,519.0**	**2,051.2**	**1,035.8**	**3,087.0**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

		2007	2006
Net cash (outflow)/inflow from operating activities	Note	**£m**	£m
(Loss)/profit before taxation		**(167.6)**	626.7
Adjusted for:			
Depreciation and amortisation		**28.9**	30.3
Impairment charges on property, plant and equipment	27	**56.3**	-
Impairment charges on intangible assets	26	**7.0**	-
Impairment charges on loans and advances	10	**239.7**	81.2
Impairment charges on unsecured investment loans	10	**232.2**	-
Income taxes paid		**(69.3)**	(114.2)
Fair value adjustments on financial instruments		**(552.7)**	153.3
Other non cash movements		**(114.4)**	(79.3)
Net cash (outflow)/inflow from operating (losses)/profits before changes in operating assets and liabilities		**(339.9)**	698.0
Changes in operating assets and liabilities			
Net decrease/(increase) in deposits held for regulatory or monetary control purposes		**11.4**	(22.6)
Net increase in loans and advances		**(12,044.3)**	(17,005.0)
Net (increase)/decrease in derivative financial instruments receivable		**(1,369.7)**	578.5
Net decrease in other assets		**42.3**	70.5
Net (decrease)/increase in debt securities in issue		**(2,567.2)**	12,455.5
Net increase in loans from central bank	28	**28,473.0**	-
Net (decrease)/increase in deposits from other banks		**(1,392.1)**	599.4
Net (decrease)/increase in amounts due to customers		**(15,313.6)**	3,195.2
Net (decrease)/increase in derivative financial instruments payable		**(649.1)**	1,546.4
Net (decrease)/increase in other liabilities		**(56.3)**	28.8
Net increase in accruals and deferred income		**43.2**	213.4
Net cash (outflow)/inflow from operating activities		**(5,162.3)**	2,358.1
Net cash inflow/(outflow) from investing activities			
Net investment in intangible assets		**(32.7)**	(22.4)
Net investment in property, plant and equipment		**(51.8)**	(36.6)
Purchase of investment securities		**(3,550.8)**	(3,605.1)
Proceeds from sale and redemption of investment securities		**3,784.4**	2,157.7
		149.1	(1,506.4)
Net cash inflow from financing activities			
Issue of subordinated liabilities		**328.1**	-
Issue of preference shares		**-**	396.5
Ordinary dividend paid	15	**(105.0)**	(132.3)
Preference dividend paid	15	**(27.8)**	-
Appropriations (including tax of £19.4m, 2006 £20.8m)		**(63.9)**	(69.3)
		131.4	194.9
Net (decrease)/increase in cash and cash equivalents		**(4,881.8)**	1,046.6
Opening cash and cash equivalents		**6,317.7**	5,271.1
Closing cash and cash equivalents	44	**1,435.9**	6,317.7

For the year ended 31 December 2007

		2007	2006
Net cash inflow from operating activities	Note	**£m**	£m
(Loss)/profit before taxation		**(165.6)**	614.1
Adjusted for:			
Depreciation and amortisation		**28.3**	29.7
Impairment charges on property, plant and equipment	27	**56.3**	-
Impairment charges on intangible assets	26	**7.0**	-
Impairment charges on loans and advances	10	**239.7**	81.0
Impairment charges on unsecured investment loans	10	**232.2**	-
Income taxes paid		**(68.6)**	(112.0)
Fair value adjustments on financial instruments		**(573.7)**	199.5
Other non cash movements		**(151.1)**	(56.0)
Net cash (outflow)/inflow from operating (losses)/profits before changes in operating assets and liabilities		**(395.5)**	756.3
Changes in operating assets and liabilities			
Net decrease/(increase) in deposits held for regulatory or monetary control purposes		**11.4**	(22.6)
Net increase in loans and advances		**(11,878.5)**	(17,049.8)
Net increase in derivative financial instruments receivable		**(247.5)**	(21.3)
Net decrease in other assets		**75.8**	82.9
Net (decrease)/increase in debt securities in issue		**(5,390.0)**	3,340.0
Net increase in loans from central bank	28	**28,473.0**	-
Net (decrease)/increase in deposits from other banks		**(2,986.8)**	740.6
Net (decrease)/increase in amounts due to customers		**(7,312.8)**	13,733.7
Net (decrease)/increase in derivative financial instruments payable		**(224.1)**	659.4
Net (decrease)/increase in other liabilities		**(102.5)**	77.7
Net increase in accruals and deferred income		**28.7**	138.5
Net cash inflow from operating activities		**51.2**	2,435.4
Net cash outflow from investing activities			
Net investment in intangible assets		**(32.7)**	(22.4)
Net investment in property, plant and equipment		**(51.0)**	(36.6)
Purchase of investment securities		**(8,472.5)**	(3,504.1)
Proceeds from sale and redemption of investment securities		**3,624.4**	2,010.0
		(4,931.8)	(1,553.1)
Net cash inflow from financing activities			
Issue of subordinated liabilities		**328.1**	-
Issue of preference shares		**-**	396.5
Ordinary dividend paid	15	**(105.0)**	(132.3)
Preference dividend paid	15	**(27.8)**	-
Appropriations (including tax of £19.4m, 2006 £20.8m)		**(63.9)**	(69.3)
		131.4	194.9
Net (decrease)/increase in cash and cash equivalents		**(4,749.2)**	1,077.2
Opening cash and cash equivalents		**5,903.2**	4,826.0
Closing cash and cash equivalents	44	**1,154.0**	5,903.2

1. Basis of preparation

Principles underlying going concern assumption

The announcement by a major US investment bank of difficulties in one of its investment conduits and subsequent similar announcements by other banks led to serious disruption of medium term funding markets on 9 August 2007. This quickly led to severe restrictions in the liquidity of the short term wholesale markets. Despite these restrictions during August and early September 2007 Northern Rock continued to fund in the short dated wholesale markets and maintained significant balances of liquid assets. During this period the Company together with its advisers sought to find a solution to likely funding difficulties should the markets not recover.

In the week commencing 10 September 2007, despite the fact that the Company continued to raise funds at shorter durations, the general tightening of longer term liquidity and the closure of the securitisation and medium term markets meant it was necessary to arrange a facility in case such markets failed to reopen. Therefore the Company approached the Bank of England for a loan facility.

On 14 September 2007, the Chancellor of the Exchequer authorised the Bank of England to provide a loan facility to Northern Rock against appropriate collateral and at an interest rate premium.

In the days that followed the grant of the Bank of England loan facility there were significant withdrawals by Northern Rock's retail depositors. This, together with the impact of maturing wholesale funding, contributed to Northern Rock having to draw on the Bank of England facility.

On 17 September 2007, the Chancellor of the Exchequer announced that, should it be necessary, arrangements would be put in place to guarantee all existing deposits in Northern Rock during the current instability in the financial markets, which significantly slowed the level of customer withdrawals. The guarantee arrangements were clarified and extended by HM Treasury on 20 and 21 September, 9 October and 18 December 2007 to include all unsecured retail products, all uncollateralised and unsubordinated wholesale deposits and wholesale borrowings, all payment obligations under any uncollateralised derivative transactions and all obligations of the Company to make payments on the repurchase of mortgages under the documentation for the Granite securitisation programme.

On 11 October 2007, HM Treasury announced that the Bank of England had made additional facilities available to the Company to enable it to continue to pursue the full range of strategic options open to it. Further details of these facilities are given in note 28 below.

On 21 February 2008, the Banking (Special Provisions) Bill received Royal Assent. This bill enabled Northern Rock to be brought into temporary public ownership which was effected on 22 February 2008.

On 29 March 2008, the Bank of England and HM Treasury confirmed that they intend to make arrangements to provide an additional committed secured revolving loan reserve facility in addition to the existing on demand facilities. In addition, the Bank of England and HM Treasury have confirmed to the Company and its Directors that it is their current intention to continue to fund the Company so as to maintain the Company as a going concern to enable it to meet its debts as and when they fall due for a period of not less than twelve months.

All of the facilities referred to above and the statement of current intentions are subject to appropriate clearance being obtained from the European Commission for State aid for the Company and any other constraints imposed by European legislation. Consent was obtained from the European Commission for the provision of support for the six months from 17 September 2007 under European State aid law. A further submission to the European Commission in relation to longer term restructuring proposals was made on 17 March 2008 and the existing arrangements are expected to be maintained while the submission is considered.

The financial statements have been prepared on a going concern basis. The validity of this assumption depends on the Bank of England and HM Treasury continuing to provide support and facilities and the European Commission approving the financing facilities provided. If approval is not received it is likely the Company would then submit a solvent wind down plan for European Commission State aid approval. If this were not forthcoming the financing facilities may be withdrawn in which case the Company may not be able to meet its financial obligations as they fall due. The Company may then have to take appropriate insolvency proceedings and cease to trade as a going concern, and adjustments may have to be made to reduce the monetary value of assets to recoverable amounts, to provide for further liabilities that might arise and reclassify all assets and liabilities as current assets and liabilities.

2. Principal accounting policies

a) Accounting convention

These financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities held at fair value. A summary of the more important group accounting policies is set out below. The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Directors consider the business to comprise one operating and geographical segment due to the similarity of risks faced within its UK based residential, commercial and unsecured lending portfolios.

b) Basis of consolidation

The financial information of the Group incorporates the assets, liabilities, and results of Northern Rock plc and its subsidiary undertakings (including Special Purpose Entities). Entities are regarded as subsidiaries where the Group has the power to govern financial and operating policies so as to obtain benefits from their activities. Inter-company transactions and balances are eliminated upon consolidation.

The purchase method of accounting is used to account for the purchase of subsidiaries which are held at cost.

c) Interest income and expense

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or a financial liability, and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all amounts received or paid by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition or issue of a financial instrument and all other premiums and discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

d) Fees and commissions

Where they are not included in the effective interest calculation, fees and commissions are generally recognised on an accruals basis when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related incremental direct costs) and recognised as an adjustment to the effective interest rate on the loan. Insurance commissions are recognised in the period in which they are earned.

2. Principal accounting policies (continued)

e) Financial instruments

Financial assets can be classified in the following categories: loans and receivables, available for sale, held to maturity or financial assets at fair value through profit and loss. Management determines the classification of its financial instruments at initial recognition. The Group measures all of its financial liabilities at amortised cost, other than those instruments which have been designated as part of a hedging relationship (see below). Regular way purchases and sales of financial assets at fair value through profit or loss, held to maturity and available for sale are recognised on trade date – the date on which the Group commits to purchase or sell the asset.

i) Loans and receivables and financial liabilities at amortised cost
The Group's loans and advances to banks and customers, unsecured investment loans including certain investment securities, and investments in Structured Investment Vehicles ('SIVs') are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, whose recoverability is based solely on the credit risk of the customer and where the Group has no intention of trading the loan. Both loans and receivables and financial liabilities are initially recognised at fair value including direct and incremental transaction costs. Subsequent recognition is at amortised cost using the effective interest method.

ii) Available for sale financial assets
Available for sale financial assets are assets that are either designated as available for sale or are assets that do not meet the definition of loans and receivables and are not derivatives or assets held at fair value through profit and loss. These are principally but not exclusively investment securities intended to be held for an indefinite period of time which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at fair value, with changes in fair value being recognised in equity except for impairment losses and translation differences, which are recognised in the income statement. Upon derecognition of the asset, or where there is objective evidence that the investment security is impaired, the cumulative gains and losses recognised in equity are removed from equity and recycled to the income statement.

iii) Held to maturity financial assets
Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments that the Group has the ability and intention to hold to maturity. They are initially measured at fair value including direct and incremental transaction costs. Subsequent measurement is at amortised cost using the effective interest method. No financial assets were classified as held to maturity during either 2006 or 2007.

iv) Financial assets at fair value through profit or loss
A financial asset or liability is classified in this category if it is held for trading or is so designated by management on initial recognition. A financial asset or liability is classified as held for trading if it is a derivative not in an IAS 39 compliant accounting hedge relationship, or if it is acquired for the purpose of selling or repurchasing in the near term. In certain circumstances other assets and liabilities may be designated as held at fair value through profit or loss on initial recognition. These are when:

a) Doing so significantly reduces measurement inconsistencies that would arise if the asset or liability were carried at amortised cost but a related derivative was treated as held for trading;

b) Certain investments are managed and evaluated on a fair value basis in accordance with a documented risk management strategy and are reported to management on that basis;

c) Financial instruments contain significant embedded derivatives that significantly modify the cash flows from the instruments.

The Group holds certain investment securities, such as Collateralised Debt Obligations ('CDOs') that contain a significant embedded derivative that is not clearly and closely related. These fall under the description c) above and are therefore measured at fair value through profit and loss.

The assets are initially measured at fair value, with transaction costs taken directly to the income statement. Subsequent measurement is at fair value including interest cash flows and accruals, with changes in fair value included directly in the income statement within other income, except for derivative instruments where interest cash flows and accruals are recorded within net interest income.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

f) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

g) Derivative financial instruments and hedge accounting

The Group undertakes transactions in derivative financial instruments, which include cross currency swaps, interest rate swaps, equity swaps, interest rate caps, forward rate agreements, options, foreign exchange contracts and similar instruments, for non-trading purposes.

The Group's derivative activities are entered into for the purpose of matching or eliminating risk from potential movements in interest and foreign exchange rates inherent in the Group's assets, liabilities and positions. All derivative transactions are for economic hedging purposes and so it is therefore decided at the outset which position the derivative will be hedging. Derivatives are reviewed regularly for their effectiveness as hedges and corrective action taken, if appropriate. Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Where derivatives are not designated as part of a hedging relationship, changes in fair value are recorded in the income statement. Where derivatives are designated within hedging relationships, the treatment of the fair value changes depends on the nature of the hedging relationship as explained below.

Hedge accounting is used for derivatives designated in this way provided certain criteria are met. The Group documents at inception of the hedge relationship the link between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment both at hedge inception and on an ongoing basis of whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of hedged items.

i) Cash flow hedges
A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit and loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii) Fair value hedges
A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

2. Principal accounting policies (continued)

Embedded derivatives

Certain derivatives are embedded within other non-derivative host instruments to create a hybrid instrument. Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host instrument, and where the hybrid instrument is not measured at fair value, the Group separates the embedded derivative from the host instrument and measures it at fair value with the changes in fair value recognised in the income statement.

h) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell, ('reverse repos'), are recorded as loans and advances to banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.

i) Impairment losses

The Group assesses its financial assets or groups of financial assets for objective evidence of impairment at each balance sheet date. An impairment loss is recognised if, and only if, there is a loss event (or events) that has occurred after initial recognition and before the balance sheet date and has a reliably measurable impact on the estimated future cash flows of the financial assets or groups of financial assets. Losses that are incurred as a result of events occurring after the balance sheet date are not recognised in these accounts.

i) Assets held at amortised cost

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal repayments;

c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i. adverse changes in the payment status of borrowers in the portfolio;

ii. national or local economic conditions that correlate with defaults on the assets in the portfolio.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an impairment allowance and the amount of the loss is recognised in the income statement. In future periods the unwind of the discount is recognised within interest income.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the customer's credit rating), the previously recognised impairment loss is reversed by adjusting the impairment allowance. The amount of the reversal is recognised in the income statement.

ii) Available for sale financial assets

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets are impaired. The amount of the loss is measured as the difference between the asset's acquisition cost less principal repayments and amortisation and the current fair value. The amount of the impairment loss is recognised in the income statement. This includes cumulative gains and losses previously recognised in equity which are recycled from equity to the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

iii) Renegotiated loans

Loans to customers whose terms have been renegotiated are no longer considered past due but are treated as fully performing loans only after the minimum number of required payments under the new arrangements have been received. In subsequent years, the asset is considered to be past due and disclosed only if renegotiated again within that year.

j) Derecognition of financial assets and liabilities

Derecognition is the point at which the Group removes an asset or liability from its balance sheet. The Group's policy is to derecognise financial assets only when the contractual right to the cash flows from the financial asset expires. The Group also derecognises financial assets that it transfers to another party provided the transfer of the asset also transfers the right to receive the cash flows of the financial asset. Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but it does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

2. Principal accounting policies (continued)

k) Securitisation transactions

Certain Group companies have issued debt securities in order to finance specific loans and advances to customers. Both the debt securities in issue and the loans and advances to customers remain on the Group balance sheet within the appropriate balance sheet headings unless:

i) a fully proportional share of all or of specifically identified cash flows have been transferred to the holders of the debt securities, in which case that proportion of the assets are derecognised;

ii) substantially all the risks and rewards associated with the assets have been transferred, in which case the assets are fully derecognised; or

iii) if a significant proportion of the risks and rewards have been transferred, the assets are recognised only to the extent of the Group's continuing involvement.

l) Debt and equity securities in issue

Issued securities are classified as liabilities where the contractual arrangements result in the Group having an obligation to deliver either cash or another financial asset to the security holder, or to exchange financial instruments under conditions that are potentially unfavourable to the Group. Issued securities are classified as equity where they meet the definition of equity and confer a residual interest in the Group's assets on the holder of the securities.

Financial liabilities are carried at amortised cost using the effective interest rate (see "interest income and expense"). Equity instruments are initially recognised at net proceeds, after deducting transaction costs and any related income tax and are not subsequently remeasured. Appropriations to holders of equity securities are deducted from equity, net of any related income tax, as they become irrevocably due to the holders of the securities.

m) Foreign currency translation

The Group's financial statements are presented in sterling, which is the functional currency of the parent company. Items included in the financial statements of each of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the restatement and settlement of such transactions are recognised in the income statement. Non-monetary items measured at amortised cost and denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated at the exchange rate at the date of valuation. Where these are held at fair value through profit and loss, exchange differences are reported as part of the fair value gain or loss.

n) Share-based payments

Share-based payments are accounted for on a fair value basis. The Group measures the fair value of the Long Term Incentive Plan ("LTIP") using a Monte Carlo simulation model and the fair value of the Save As You Earn scheme and all other share based payment schemes using a Black-Scholes option pricing model. The fair value is calculated at grant date and is recognised in the income statement over the relevant vesting period and adjusted for forfeitures, with the number of shares expected to be forfeited estimated at each balance sheet date prior to the vesting date. The impact of any revisions to estimates is reflected in the income statement, with the corresponding adjustment recognised in equity. The only exception is where the share-based payment has vesting outcomes attached to market based performance conditions such as in the case of the LTIPs. Under these circumstances, the Monte Carlo simulation model takes into account these market based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest in the event that these performance conditions are not met. Where employees do not meet vesting conditions, options are cancelled and any unexpensed option costs are recognised immediately in the income statement.

In accordance with the transitional provisions of IFRS – 2 Share-based Payment, the Group has only applied the requirements of the standard to equity settled share-based payments granted after 7 November 2002.

o) Intangible assets

i) Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of the assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, having been tested for impairment at 31 December 2003.

ii) Computer software

Costs incurred in acquiring and developing computer software for internal use are capitalised as intangible assets where the software leads to the creation of an identifiable non-monetary asset and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group from its use for a period of over one year. The software is classified as an intangible asset where it is not an integral part of the related hardware and amortised over its estimated useful life which is generally 3 to 5 years.

Costs associated with maintaining software are expensed as they are incurred.

p) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks. The facility with the Bank of England represents a loan and is not included within cash and cash equivalents.

q) Taxation

Income tax payable on taxable profits ('current tax') based on the applicable tax law in each jurisdiction is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowances is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

However deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the tax profit nor the accounting profit.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the parent and it is probable that the difference will not reverse in the foreseeable future.

Deferred and current tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred or current tax is also dealt with in equity.

2. Principal accounting policies (continued)

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting tax group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

r) Pensions and employee benefits

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted out, defined benefit section of the scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the defined contribution section of the scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee administered fund separate from the assets of Northern Rock plc.

A full actuarial valuation of the Group's defined benefit section of the scheme is undertaken every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purpose of these annual updates, scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. Liabilities in the defined benefit section of the scheme are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Group's income statement includes the current service cost of providing pension benefits, the expected return on the scheme's assets, net of administration costs, and the interest cost on the scheme's liabilities. Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the Statement of Recognised Income and Expense.

Past service costs are recognised immediately in the income statement, unless the changes to the Scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the average vesting period.

For defined contribution plans, the Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

s) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and provision for impairment, as appropriate. Additions and subsequent expenditure are included in the asset's carrying value or are recognised as a separate asset only when they improve the expected future economic benefits to be derived from the asset. All other repairs and maintenance are charged to the income statement in the period in which they are incurred. Cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is provided using the straight line method to allocate costs less residual values over estimated useful lives, as follows:

Freehold property	100 years
Leasehold property	Unexpired period of the lease
Plant, equipment, fixtures and fittings	
- plant	30 years
- furniture	10 years
- other	5 years
Computer equipment	
- PCs	3 years
- other	5 years
Motor vehicles	4 years

Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the cost of freehold land can be identified separately from buildings, the land value is not depreciated. Fixed assets are subject to impairment testing, if deemed appropriate.

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of property, plant and equipment. The costs of financing assets in the course of construction are not included in the costs of the assets. Assets in the course of construction are included within the impairment test referred to above where appropriate.

t) Leases

Operating lease payments are charged to the income statement on a straight line basis unless a different systematic basis is more appropriate. Where an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor in compensation is charged to the income statement in the period in which termination is made.

u) Share capital

i) Share issue costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ii) Dividends on shares

Dividends on shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid.

iii) Treasury shares

Where any group company purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

v) Implementation of new standards and amendments to published standards and interpretations effective 1 January 2007

IFRS 7, Financial Instruments: Disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures became mandatory for the Group's accounting period beginning on 1 January 2007. These amend the disclosures relating to financial instruments and require the disclosure of qualitative and quantitative information relating to the exposure to risks arising from financial instruments. The disclosures required by IFRS 7 and the amendment to IAS 1 are included in these financial statements.

The application of the interpretations listed below did not result in substantial changes to the Group's accounting policies:

IFRIC 8, Scope of IFRS 2

IFRIC 9, Reassessment of Embedded Derivatives.

2. Principal accounting policies (continued)

w) Early adoption of standards

The Group has not early adopted any standards or interpretations during 2007.

x) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards and interpretations to existing standards have been published that are relevant and mandatory for the Group's accounting periods beginning on or after 1 January 2008 but which the Group has not adopted early, as follows:

IFRS 8 – Operating Segments. IFRS 8 requires disclosure of segmental details based on management reporting structures, and is mandatory for accounting periods beginning on or after 1 January 2009. The Group believes the application of this standard will have no material impact on the financial statements in the period of initial application.

IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions (effective for periods beginning on or after 1 March 2007). The Group believes the application of this interpretation will have no material impact on the financial statements in the period of initial application.

IFRIC 14 – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This interpretation (effective for periods beginning on or after 1 January 2008) relates to the extent to which a pension surplus may be recognised as an asset in an entity's balance sheet, and also considers whether a minimum funding liability may give rise to a liability. If the Group were to have adopted IFRIC 14 during 2007, there would have been no impact on the financial statements.

3. Prior year restatement

The disclosure of certain items outlined below has been amended within the income statement. Hedge ineffectiveness on IAS 39 compliant fair value and cash flow hedges is now included within interest income or interest expense as appropriate and all other items previously recorded within net hedge ineffectiveness are now presented within net trading income. In addition, gains and losses on available for sale securities, previously included within interest receivable, have been reclassified as a separate component of income.

In accordance with accounting practice and in the interests of comparability, the results for the year ended 31 December 2006 have therefore been restated and were restated in the 2007 Interim Results. There is no impact on the overall results for 2006 or net assets at 31 December 2006 as a result of this restatement. The impact on the previously published figures is as follows:

Year to 31 December 2006	As reported £m	Restatement £m	Restated £m
Interest and similar income	4,972.3	(37.5)	4,934.8
Interest expense and similar charges	(4,123.2)	6.5	(4,116.7)
Net interest income	849.1	(31.0)	818.1
Fee and commission income	193.2	-	193.2
Fee and commission expense	(42.9)	-	(42.9)
Other operating income	2.5	(1.1)	1.4
Gains on available for sale securities	–	45.1	45.1
Net trading income	-	1.9	1.9
Net hedge ineffectiveness	14.9	(14.9)	-
Total income	1,016.8	-	1,016.8

The Group enters into derivative financial instruments for economic hedging purposes. Some of these are designated and accounted for as IAS 39 compliant fair value or cash flow hedging relationships. Others which although effective as economic hedges are not accounted for as hedges within the statutory results. These derivatives include forward currency contracts, economic hedges of certain foreign currency assets and liabilities, wholesale funding and instruments included within non shareholders' funds and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated and accounted for as trading derivatives.

The fair value movements of future cash flows (excluding accruals) on trading derivatives were previously separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The periodic interest settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness on fair value hedges represents the difference between changes in the fair value of future cash flows (excluding accruals) of the hedging derivatives and the changes in the fair value of future cash flows (excluding accruals) of the underlying hedged items. The periodic interest settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

4. Critical accounting estimates

a) Impairment losses on loans and advances

Individual impairment losses on loans and advances are calculated based on an individual valuation of the underlying asset. Collective impairment losses on loans and advances are calculated using a statistical model. The key assumptions used in the model are the probability of any account going into default in the next twelve months as a result of an event that had occurred prior to the balance sheet date, the loss incurred in the event of possession or write off, the roll rates of borrowers moving from lower levels of arrears to serious arrears and possession or write off and the time period from the date of the event causing the loss to the date of realisation of the property or write off. The probability of accounts going into default is based on application and behavioural scorecards, which are regularly recalibrated to take account of current circumstances. These key assumptions are based on observed data from historical patterns from lending over previous years and are updated regularly based on new data as it becomes available. In addition, management considers how appropriate past trends and patterns might be in the current economic situation and makes any adjustments that it believes to be necessary to reflect current conditions. The accuracy of the impairment calculation would therefore be affected by unexpected changes to the economic situation, inaccuracies within the models used compared to actual outcomes and assumptions which differ from actual outcomes. To the extent that the loss given default differs by +/- 10%, the impairment allowance would be an estimated £11.8m higher (2006 £9.4m) or £15.8m lower (2006 £10.1m) respectively.

4. Critical accounting estimates (continued)

Impairment losses on unsecured investment loans

For Structured Investment Vehicles ('SIVs'), where no formal restructuring has been completed, the best available estimate of future expected cash flows upon which to base an impairment loss is the net asset value ('NAV') of the SIV. If NAVs were to rise by 5% this would reduce the impairment charge by £6.8m. If NAVs were to fall by 5%, this would increase the impairment charge by £6.5m.

b) Fair value calculations

Fair value is defined as the value at which assets, liabilities or positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of instruments carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used compared to actual outcomes and incorrect assumptions. For example, if management were to use a tightening in the credit spread of 10 basis points, the fair values of liabilities and derivatives would increase from the reported fair values by £117.9m (2006 £97.2m).

c) Average life of secured lending

IAS 39 requires interest earned from mortgage lending to be measured under the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

Management must therefore use judgement to estimate the expected life of each instrument and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour, inaccuracies in the models used compared to actual outcomes and incorrect assumptions. If the estimated average life of secured loans were increased or reduced by one month, the value of such loans on the balance sheet would be increased or decreased by £23.0m (2006 £12.5m) and £24.6m (2006 £13.1m) respectively.

d) Pension benefits

The present value of the pensions obligations is dependent upon an actuarial calculation which includes a number of assumptions. These assumptions include the discount rate, which is used to determine the present value of the estimated future cash outflows that will be required to meet the pension obligation. In determining the appropriate discount rate to use, the Group considers market yields of high quality corporate bonds denominated in sterling that have terms to maturity approximating the terms of the pension liability. Were this discount rate to reduce by 0.1% or increase by 0.1% from the current management estimate, the carrying value of the pension obligations would be an estimated £8.4m higher (2006 £8.7m) or £8.2m lower (2006 £8.5m) respectively.

Other key assumptions for pension benefits including mortality tables are based in part upon current market conditions. Additional information is included in note 9.

5. Interest and similar income

	2007	2006 (Restated) (note 3)
	£m	£m
On secured advances	**5,646.1**	3,989.0
On other lending	**533.1**	416.4
On investment securities and deposits	**728.3**	529.4
	6,907.5	4,934.8

Interest accrued on individually impaired assets was £6.2m (2006 £2.1m).

6. Interest expense and similar charges

	2007	2006 (Restated) (note 3)
	£m	£m
On retail customer accounts	**1,034.1**	958.3
On other deposit accounts including loans from central bank	**735.9**	273.3
On debt securities in issue	**4,219.0**	2,829.3
On subordinated liabilities	**132.2**	46.4
On tier one notes	**15.4**	13.4
Other	**9.5**	(4.0)
	6,146.1	4,116.7

7. Operating expenses

	2007 £m	2006 £m
Administrative expenses		
Wages and salaries	**127.6**	144.2
Social security costs	**16.2**	12.9
Other pension costs	**14.8**	4.9
Total staff costs	**158.6**	162.0
Other administrative expenses	**88.6**	85.2
	247.2	247.2
Other administrative expenses include:		
Hire of equipment	**2.9**	4.4
Property rentals	**4.8**	4.5
Remuneration of auditors (see below)	**2.4**	1.8

Non-recurring administrative expenses

Non-recurring administrative expenses incurred in the second half of 2007 are analysed as follows:

	2007 £m	2006 £m
Professional fees incurred by the Company	**21.2**	-
Professional fees recharged by the Tripartite Authorities	**12.5**	-
Corporate advisory fees	**2.5**	-
Reimbursement of third party expenses	**5.1**	-
Cost of staff withdrawals from Save As You Earn schemes	**4.5**	-
Other non-recurring administrative expenses	**5.2**	-
	51.0	-

The average number of persons employed by the Group and Company was as follows:

	2007	2006
Full time	**5,145**	4,811
Part time	**1,189**	1,125

Full details of the Directors' remuneration and shareholdings are included in the Directors' Remuneration Report set out on pages 7 to 20.

Services provided by the Group's auditor and network firms

During the year the Group obtained the following services from the Group's auditor, as detailed below:

	2007 £m	2006 £m
Administrative expenses		
Fees payable to Company auditor for the audit of parent Company and consolidated accounts	**1.0**	0.5
Fees payable to Company auditor and its associates for other services		
- The audit of Company's subsidiaries pursuant to legislation	**0.4**	0.3
- Other services pursuant to legislation (including review of half year Interim Statement)	**0.3**	0.3
- Reporting accountant services (see note i)	**0.7**	0.7
	2.4	1.8
Non-recurring administrative expenses		
Fees payable to Company auditor and its associates for other services		
- Due diligence in connection with proposed transactions	**1.1**	-
- Other services (see note ii)	**5.1**	-
	6.2	-

i) Reporting accountant services comprised objective review of the verification of historical financial information and the performance of certain agreed upon assurance procedures for securitisation transactions and the raising of wholesale funding.

ii) Other services comprised review of the Company's forecasts, proposed restructuring plans (as developed by the Company), its options to manage liquidity and regulatory capital, its obligations to key financial stakeholders and its reporting and other obligations to the Tripartite authorities under various agreements.

8. Share-based payment

As a result of The Northern Rock plc Transfer Order 2008 all share schemes were extinguished on 22 February 2008. This Order is a non adjusting post balance sheet event and accordingly there is no accounting impact reflected in this note. This note therefore reflects the position of these share schemes as at 31 December 2007.

Summary of schemes

Northern Rock granted share options to executive officers and employees under the following schemes:

- Employee Share Option Scheme
- Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

- Share Incentive Plan
- Long Term Incentive Plan
- Share Matching Scheme
- Deferred Share Scheme

Further details of each scheme are given below, including their impact on the income statement. IFRS 2 requires re-measurement of the compensation expense where non-market conditions have not been met, or where the expectation of the number of options that will vest in future has changed. As a result of this re-measurement a number of the schemes require a credit to the income statement in 2007.

Share Option Schemes

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted share options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period which expires when the Group achieves real EPS growth of 2% p.a. over any three year period following grant date. Upon vesting, options may be exercised up to ten years from the grant date.

An initial grant of options was made in 1998, and further grants have been made in 2002, 2005, 2006 and 2007.

Employee Sharesave Scheme

Qualifying employees may participate in the Employee Sharesave Schemes which are HM Revenue & Customs approved Save As You Earn ("SAYE") option schemes. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to the options fully vesting may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for options granted in 1997 and 2000 and 10% for subsequent grants. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Five Sharesave schemes were in operation at the end of 2007 resulting from options offered to employees during 2000, 2003, 2005, 2006 and 2007. Employees could save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in the weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

	Options outstanding at the beginning of the year	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options expired during the year	Options outstanding at the end of the year	Options exercisable at the end of the year
2007							
Employee Sharesave (2007) Scheme	-	1,808,809	-	(1,417,311)	-	391,498	-
Employee Sharesave (2006) Scheme	633,853	-	(820)	(590,614)	(2,855)	39,564	-
Employee Sharesave (2005) Scheme	733,350	-	(699)	(385,128)	(625)	346,898	-
Employee Sharesave (2003) Scheme	261,965	-	-	(73,728)	-	188,237	-
Employee Sharesave (2000) Scheme	436,319	-	(434,268)	-	(2,051)	-	-
Employee Share Option (2007) Scheme	-	1,599,750	-	(129,750)	-	1,470,000	5,500
Employee Share Option (2006) Scheme	1,293,250	-	(5,000)	(88,250)	-	1,200,000	6,250
Employee Share Option (2005) Scheme	3,817,000	-	(27,000)	(185,000)	-	3,605,000	22,000
Employee Share Option (2002) Scheme	355,400	-	(43,800)	(5,000)	-	306,600	306,600
Employee Share Option (1998) Scheme	169,962	-	(31,304)	(16,250)	-	122,408	122,408
2006							
Employee Sharesave (2006) Scheme	-	664,833	(262)	(30,718)	-	633,853	692
Employee Sharesave (2005) Scheme	772,199	-	(470)	(38,379)	-	733,350	1,909
Employee Sharesave (2003) Scheme	788,010	-	(518,708)	(7,337)	-	261,965	-
Employee Sharesave (2000) Scheme	436,319	-	-	-	-	436,319	837
Employee Share Option (2006) Scheme	-	1,407,500	(3,000)	(111,250)	-	1,293,250	5,250
Employee Share Option (2005) Scheme	4,111,000	-	(27,000)	(267,000)	-	3,817,000	13,000
Employee Share Option (2002) Scheme	686,500	-	(326,100)	(5,000)	-	355,400	355,400
Employee Share Option (1998) Scheme	312,316	-	(134,854)	(7,500)	-	169,962	169,962

All options outstanding at 31 December 2007 under the Employee Sharesave (2007) Scheme, the Employee Sharesave (2006) Scheme, the Employee Sharesave (2005) Scheme, the Employee Sharesave (2003) Scheme, the Employee Share Option (2007) Scheme, the Employee Share Option (2006) Scheme, the Employee Share Option (2005) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of £7.16; £9.74; £7.27; £5.98; £11.34; £11.27; £7.73; £6.41 and £6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was £7.37; £11.35; £8.08; £6.40; £11.34; £11.27; £7.73; £6.41 and £6.18 respectively.

8. Share-based payment (continued)

Share-based compensation costs relating to these schemes were as follows:

	2007 £m	2006 £m
Employee Sharesave (2007) Scheme	**2.1**	-
Employee Sharesave (2006) Scheme	**1.2**	0.3
Employee Sharesave (2005) Scheme	**0.6**	0.3
Employee Sharesave (2003) Scheme	**0.1**	0.2
Employee Sharesave (2000) Scheme*	**-**	-
Employee Share Option (2007) Scheme	**0.7**	-
Employee Share Option (2006) Scheme	**0.3**	0.5
Employee Share Option (2005) Scheme	**(0.7)**	1.7
Employee Share Option (2002) Scheme*	**-**	-
Employee Share Option (1998) Scheme*	**-**	-

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

The fair value of options granted during the year were as follows:

	2007 £	2006 £
Employee Sharesave (2007) Scheme		
Three year vesting	**1.37**	-
Five year vesting	**1.68**	-
Employee Share Option (2007) Scheme	**3.24**	-
Employee Sharesave (2006) Scheme		
Three year vesting	**-**	2.33
Five year vesting	**-**	2.98
Employee Share Option (2006) Scheme	**-**	1.95

The fair value of options granted during the year was determined using a Black-Scholes valuation model. The significant inputs into the model were share prices at the grant date, exercise prices, and option lives as disclosed above, and volatility and risk free interest rates as follows:

Volatility	2007 %	2006 %
Employee Sharesave (2007) Scheme		
Three year vesting	**23.8**	-
Five year vesting	**24.0**	-
Employee Share Option (2007) Scheme	**27.0**	-
Employee Sharesave (2006) Scheme		
Three year vesting	**-**	19.4
Five year vesting	**-**	25.0
Employee Share Option (2006) Scheme	**-**	19.4 – 27.9

The volatility is based on a statistical analysis of daily share prices over a period equal to the vesting period of each scheme ending on the day before the grant date for each scheme.

Risk free interest rates	2007 %	2006 %
Employee Sharesave (2007) Scheme		
Three year vesting	**5.3**	-
Five year vesting	**5.2**	-
Employee Share Option (2007) Scheme	**4.8**	-
Employee Sharesave (2006) Scheme		
Three year vesting	**-**	4.4
Five year vesting	**-**	4.4
Employee Share Option (2006) Scheme	**-**	4.2 – 4.3

The weighted average remaining contractual life of options outstanding at 31 December 2007 were as follows.

Employee Sharesave (2007) Scheme	4.3 years
Employee Sharesave (2006) Scheme	2.6 years
Employee Sharesave (2005) Scheme	1.9 years
Employee Sharesave (2003) Scheme	1.6 years
Employee Share Option (2007) Scheme	9.1 years
Employee Share Option (2006) Scheme	8.1 years
Employee Share Option (2005) Scheme	7.0 years
Employee Share Option (2002) Scheme*	4.5 years
Employee Share Option (1998) Scheme*	0.4 years

*In accordance with the transitional provisions, the Group has only applied the requirements of IFRS 2 – Share-based Payment to equity settled share-based payments granted after 7 November 2002.

8. **Share-based payment** (continued)

Other Equity Instruments

Share Incentive Plan/Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and was available to all employees who have completed a minimum of six months of service. Provided that the Group met certain performance criteria annually as outlined in the SIP, eligible employees were granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, subject to a maximum of £3,000, free from any consideration. The rights to shares vested immediately. The Company subsequently purchased shares to satisfy the shares vested and transferred them to an independent trustee company. Shares were transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the Company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense relating to this scheme in 2007 was £nil (2006 £3.5m).

Long Term Incentive Plan

Executive Directors and certain other senior executives are granted rights to shares under the Long Term Incentive Plan ("LTIP"). All details relating to this scheme are included within the Directors' Remuneration Report on pages 9, 12, 17 and 18.

The following tables summarise the movement in the number of share options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

Details of rights to shares held by Executive Directors are included within the Directors' Remuneration Report on page 17. Details of all rights held under the scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights lapsed during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2007							
LTIP 2007-2009 Scheme	-	693,426	-	(101,624)	-	591,802	-
LTIP 2006-2008 Scheme	610,968	-	-	(97,304)	-	513,664	-
LTIP 2005-2007 Scheme	659,665	-	-	(659,665)	-	-	-
LTIP 2004-2006 Scheme	581,745	-	(241,958)	(339,787)	-	-	-
2006							
LTIP 2006-2008 Scheme	-	619,223	-	(8,255)	-	610,968	-
LTIP 2005-2007 Scheme	669,318	-	-	(9,653)	-	659,665	-
LTIP 2004-2006 Scheme	591,441	-	-	(9,696)	-	581,745	-
LTIP 2003-2005 Scheme	636,966	-	-	(636,966)	-	-	-

The fair value of shares granted during the year was determined using a Monte Carlo simulation model. The significant inputs into the model were share prices of £10.80, £10.15 and £7.68 at the grant date in 2007, 2006 and 2005 respectively, exercise price of nil, standard deviation of expected share price returns of 19.5%, 19.9% and 25.3% respectively, option life of 3 years, and the annual risk free interest rate of 5.5%, 4.3% and 4.5% respectively. Correlation of the Company's share price movement with the comparator companies in the FTSE 100 index or FTSE 350 index as appropriate is calculated by reference to the share price of the Company compared to the individual FTSE 100 or 350 companies on a daily basis over the three year period ending on the date before the grant date for each scheme. The volatility is based on a statistical analysis of daily share prices over the three year period ending on the date before the grant date for each scheme. Compensation expense relating to this scheme in 2007 was a credit of £3.1m (2006 charge of £2.7m).

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). All details relating to this scheme are included within the Directors' Remuneration Report on pages 8, 9, 15 and 16. Compensation expense relating to this scheme in 2007 was a credit of £3.9m (2006 charge of £4.1m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 15.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to other senior management. Under the scheme, employees are entitled to use their annual bonus under the short term cash bonus scheme to purchase shares in Northern Rock plc. For certain senior employees for every one share purchased by the employee, the Company grants the employee the right to one additional Matching Share, free from any consideration. For other senior employees for every two shares purchased by the employee, the Company grants the employee the right to one additional Matching Share, free from any consideration. For 2004 and previous years, the release of Matching Shares was not dependent on satisfaction of a further performance condition. For awards in 2005 and following years the release of Matching Shares will be dependent on the Group achieving real EPS growth of 3% p.a. over the three years prior to their release. The Company has purchased or would purchase shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. Compensation expense relating to this scheme in 2007 was a credit of £0.1m (2006 charge of £0.4m).

Details of the rights held by employees in Share Matching Schemes are detailed below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights lapsed during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2007							
Scheme 1	1,185,580	1,059,377	(391,939)	(536,333)	-	1,316,685	-
Scheme 2	179,884	-	(50,765)	(55,461)	-	73,658	-
2006							
Scheme 1	1,093,382	439,683	(345,859)	(1,626)	-	1,185,580	-
Scheme 2	146,509	73,755	(40,057)	(323)	-	179,884	-

8. Share-based payment (continued)

Deferred Share Scheme

Executive Directors or other executives who receive a bonus under the short-term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the Deferred Bonus Plan with a pre-tax value equal to the pre-tax value of their bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to them, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense relating to this scheme in 2007 was a credit of £1.5m (2006 charge of £2.8m).

Details of the rights held by Executive Directors are included within the Directors' Remuneration Report on page 16. Details of all rights held under the Deferred Share Scheme are shown below:

	Rights outstanding at the beginning of the year	Rights granted during the year	Rights exercised during the year	Rights lapsed during the year	Rights expired during the year	Rights outstanding at the end of the year	Rights exercisable at the end of the year
2007	803,876	350,462	(354,279)	(325,201)	–	474,858	–
2006	760,779	305,597	(262,500)	–	–	803,876	–

The table below sets out the total number of rights granted during each year and the fair value at grant date for the following schemes:

	2007		2006	
	Number of rights granted	**Fair value at grant date (£)**	Number of rights granted	Fair value at grant date (£)
Share Incentive Plan	**314,054**	**11.40**	201,544	11.25
Long Term Incentive Plan	**693,426**	**6.54**	619,223	5.04
Share Matching Scheme 1 – old version	**42,159**	**11.87**	439,683	10.15
Share Matching Scheme 1 – new version	**1,017,218**	**10.76**	–	n/a
Share Matching Scheme 2	**–**	**n/a**	73,755	11.32
Deferred Share Scheme	**350,462**	**11.87**	305,597	10.15

The number of rights granted under the Share Incentive Plan in any year are based on the Group's performance for the preceding financial year. The estimated compensation cost in respect of these rights is charged to the income statement in the period to which they relate.

9. Retirement benefit obligations

The Company operates one main employee benefit scheme ("the Scheme") with both defined benefit and defined contribution sections.

The defined benefit section of the Scheme provides benefits based on final salary for certain employees. The assets of the Scheme are held in a separate trustee administered fund. Contributions to the defined benefit section are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. The defined benefit section was closed to new entrants in July 1999.

The Company's policy for recognising actuarial gains and losses is to recognise them immediately on the balance sheet through the Statement of Recognised Income and Expense.

The overall costs of the Scheme have been recognised in the Company's accounts in accordance with IAS19.

Summary of assumptions

	2007 %	**2006 %**
Price inflation	**3.30**	3.00
Rate of increase in salaries	**4.55**	4.75
Rate of increase for pre 6 April 2006 pensions in payment*	**3.70**	3.35
Rate of increase for post 6 April 2006 pensions in payment	**3.30**	3.00
Rate of increase for deferred pensions	**3.30**	3.00
Discount rate	**5.80**	5.10
Expected rate of return on assets **	**4.92**	6.68

* in excess of any Guaranteed Minimum Pension (GMP) element

** During October 2007, the Scheme's trustees significantly de-risked the asset portfolio of the scheme. The de-risking resulted in approximately £170m being switched from equities into gilts. As a consequence, the expected return on the assets for the year ended 31 December 2007 reduced to 6.31% compared to the expected return for the year of 6.68% anticipated as at 31 December 2006. For the purpose of calculating the total pension expense for the year ended 31 December 2007, an expected return on assets of 6.31% has been used.

The most significant non-financial assumption is the assumed rate of longevity. The table below shows the life expectancy assumptions used in the accounting assessments based on the life expectancy of a member aged 60.

	2007		2006	
	Pensioner	**Non-pensioner**	Pensioner	Non-pensioner
Male	**27.2 years**	**28.4 years**	24.9 years	25.8 years
Female	**29.7 years**	**30.8 years**	27.9 years	28.8 years

9. Retirement benefit obligations (continued)

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available), and the views of investment organisations. The actual return on plan assets in 2007 was £27.1m (2006 £23.7m).

Categories of assets held	**2007**	2006
	%	%
Equities	**2**	53
Bonds	**93**	37
Property	**4**	10
Cash/other	**1**	-
Total	**100**	100

Funded status	**2007**	2006	2005	2004	2003
	£m	£m	£m	£m	£m
Present value of defined benefit obligation	**(354.6)**	(350.7)	(311.0)	(251.4)	(226.1)
Assets at fair value	**360.3**	329.0	256.6	198.9	178.8
Defined benefit asset/(liability)	**5.7**	(21.7)	(54.4)	(52.5)	(47.3)

Disclosed pension expense for year:

a) Components of defined benefit pension expense

	2007	2006
	£m	£m
Current service cost	**11.2**	10.5
Interest cost	**18.1**	14.8
Expected return on assets	**(20.9)**	(19.1)
Past service cost	**-**	(4.5)
Total pension expense	**8.4**	1.7

b) Statement of recognised income and expense (SORIE)	**2007**	2006
	£m	£m
Actuarial gain/(loss) recognised in SORIE	**29.5**	(16.5)
Cumulative actuarial losses recognised at 1 January	**(37.8)**	(21.3)
Cumulative actuarial losses recognised at 31 December	**(8.3)**	(37.8)

Movements in present value of defined benefit obligation during the year

	2007	2006
	£m	£m
Present value of defined benefit obligation at 1 January	**350.7**	311.0
Defined benefit service cost	**11.2**	10.5
Interest cost	**18.1**	14.8
Defined benefit employee contributions	**2.0**	1.9
Scheme amendment	**-**	(4.5)
Actuarial (gain)/loss	**(23.3)**	21.1
Defined benefit actual benefit payments	**(4.1)**	(4.1)
Present value of defined benefit obligation at 31 December	**354.6**	350.7

Movements in defined benefit fair value of assets during the year

	2007	2006
	£m	£m
Fair value of assets at 1 January	**329.0**	256.6
Expected return on assets	**20.9**	19.1
Actuarial gain	**6.2**	4.6
Defined benefit actual company contributions	**6.3**	50.9
Defined benefit employee contributions	**2.0**	1.9
Defined benefit actual benefits paid	**(4.1)**	(4.1)
Fair value of assets at 31 December	**360.3**	329.0

9. Retirement benefit obligations (continued)

Experience gains and losses	**2007 £m**	2006 £m	2005 £m	2004 £m
Defined benefit obligation	**354.6**	350.7	311.0	251.4
Fair value of assets	**360.3**	329.0	256.6	198.9
Surplus/(deficit)	**5.7**	(21.7)	(54.4)	(52.5)
Experience gain/(loss) on defined benefit obligation	**23.3**	(21.1)	(39.4)	(7.0)
Experience gain on assets	**6.2**	4.6	20.8	4.2

Estimated contributions for year ending 31 December 2008	**2008 £m**
Estimated employer contributions for 2008	**6.0**
Estimated employee contributions for 2008	**1.9**
Estimated total contributions for 2008	**7.9**

The contributions set out in the above table do not reflect any impact of a potential reduction in employment levels that may arise in 2008 following the implementation of the revised business plan and business objectives.

Pension costs for the defined contribution section of the Scheme were:

	2007 £m	2006 £m
Total included in staff costs	**4.2**	3.2

10. Impairment charges

	On advances secured on residential property £m	On advances secured on residential buy to let property £m	On other secured advances £m	On unsecured loans £m	Total on retail loans and advances £m	On unsecured investment loans £m	Total £m
2007							
Group							
At 1 January 2007	21.3	4.9	7.4	92.4	126.0	–	126.0
Income Statement:							
Increase in allowance during the year net of recoveries	53.2	0.5	8.6	177.4	239.7	232.2	471.9
Amounts written off during the year	(17.0)	(0.3)	(13.4)	(93.0)	(123.7)	-	(123.7)
Discount unwind	0.9	0.2	0.4	1.8	3.3	-	3.3
Amounts released from disposal of loan book (note 11)	-	-	(2.3)	–	(2.3)	–	(2.3)
At 31 December 2007	58.4	5.3	0.7	178.6	243.0	232.2	475.2
Company							
At 1 January 2007	21.3	4.9	7.4	92.5	126.1	–	126.1
At 31 December 2007	58.4	5.3	0.7	178.7	243.1	232.2	475.3

	On advances secured on residential property £m	On advances secured on residential buy to let property £m	On other secured advances £m	On unsecured loans £m	Total on retail loans and advances £m	On unsecured investment loans £m	Total £m
2006							
Group							
At 1 January 2006	29.2	3.3	4.7	87.1	124.3	-	124.3
Income Statement:							
Increase in allowance during the year net of recoveries	5.9	0.5	2.2	72.6	81.2	-	81.2
Amounts written off during the year	(14.6)	0.8	–	(69.0)	(82.8)	-	(82.8)
Discount unwind	0.8	0.3	0.5	1.7	3.3	-	3.3
At 31 December 2006	21.3	4.9	7.4	92.4	126.0	–	126.0
Company							
At 1 January 2006	29.2	3.3	4.7	93.2	130.4	-	130.4
At 31 December 2006	21.3	4.9	7.4	92.5	126.1	-	126.1

11. Gain on disposal of loan book

During the year the Group sold £1,437.8m (net of provisions and fair value adjustments) of its commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited in three separate transactions. Total proceeds (net of costs) amounted to £1,461.6m. The surplus on disposal amounted to £23.8m. Included in the reported results for the year ended 31 December 2007 is net interest income of £7.6m (2006 £16.0m) in relation to those assets to the date of disposal.

12. Net trading (expense)/income

	2007 £m	2006 (Restated) (note 3) £m
Net (losses)/gains on changes in fair value from assets held at fair value	**(21.1)**	0.5
Net income from financial assets designated at fair value	**3.0**	0.6
Fair value movements of future cash flows, excluding accruals, on derivatives not in hedge accounting relationships	**998.4**	(2,811.8)
Translation (losses)/gains on underlying instruments	**(1,045.2)**	2,812.6
	(64.9)	1.9

13. Income tax expense

	2007 £m	2006 £m
The income tax expense for the year comprises:		
Current tax		
– on (loss)/profit for the year	**(23.5)**	168.5
– adjustments in respect of prior years	**(5.7)**	1.2
– utilisation of previously unrecognised tax losses	**(3.4)**	-
Total current tax	**(32.6)**	169.7
Deferred tax (see note 33)		
– origination and reversal of temporary differences	**7.7**	14.0
– restatement of group deferred tax liability from 30%	**0.6**	-
– deferred tax asset not recognised	**55.7**	-
Total deferred tax	**64.0**	14.0
	31.4	183.7

The tax on the Group's (loss)/profit before tax differs from the theoretical amount that would arise using the standard rate of UK corporation tax of 30% (2006 30%) as follows:

	2007 £m	2006 £m
(Loss)/profit before taxation	**(167.6)**	626.7
Tax calculated at rate of 30% (2006 30%)	**(50.3)**	188.0
Current year adjustments		
– deferred tax asset not recognised	**55.7**	-
– non recurring costs not deductible for tax purposes	**37.3**	-
– other net (non taxable income)/non deductible expenses for tax purposes	**(0.4)**	0.8
– utilisation of previously unrecognised tax losses	**(0.6)**	-
– restatement of group deferred tax liability from 30% (see note 33)	**0.6**	-
Prior year adjustments		
– utilisation of previously unrecognised tax losses	**(2.8)**	-
– other current tax	**(5.7)**	1.2
– other deferred tax	**(2.4)**	(6.3)
Income tax expense	**31.4**	183.7

As detailed in notes 39 and 40, current and deferred income tax have also been charged/credited direct to equity. The deferred income tax charged amounts to £41.7m for the Group (2006 credit of £15.6m) and £22.6m for the Company (2006 credit of £9.2m). The current income tax credit amounts to £68.6m for both the Group and the Company (2006 £4.3m).

14. (Loss)/profit attributable to equity shareholders

Of the (loss)/profit attributable to equity shareholders, a loss of £(263.8)m (2006 profit £384.2m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's income statement has not been presented separately.

15. Dividends

The following tables analyse dividends when paid and the year to which they relate.

	2007 pence per share	2006 pence per share
Ordinary dividends		
2005 final dividend	-	20.7
2006 interim dividend	-	10.9
2006 final dividend	25.3	-
	25.3	31.6

The final dividend for 2006 of 25.3p was paid to shareholders on 25 May 2007. The interim dividend for 2007 was declared at 14.2p (2006 10.9p) and was due to be paid in the second half of the year. However, as a result of the challenging conditions faced by the Company, the Board considered that it was not appropriate to pay this dividend, and it was therefore cancelled. No dividend has been declared for the full year 2007.

	2007 £m	2006 £m
Ordinary dividends		
2005 final dividend	-	86.6
2006 interim dividend	-	45.7
2006 final dividend	105.0	-
	105.0	132.3
Preference dividend	27.8	-
	132.8	132.3

16. (Loss)/earnings per share

(Loss)/earnings per Ordinary Share of (65.6)p (2006 94.6p) have been calculated by dividing the (loss)/profit attributable to the holders of Ordinary Shares in Northern Rock plc of £(271.3)m (2006 £394.5m) by the weighted average number of Ordinary Shares in issue of 413.3m (2006 416.8m). The (loss)/profit attributable to the holders of Ordinary Shares in Northern Rock plc represents (loss)/profit attributable to equity shareholders of £(243.5)m (2006 £394.5m) less preference dividend of £27.8m (2006 nil).

The weighted average number of Ordinary Shares in issue has been determined after excluding the weighted average number of Ordinary Shares held in trust for employee share schemes of 7.9m (2006 4.4m).

Fully diluted (loss)/earnings per Ordinary Share of (65.6)p (2006 93.8p) have been calculated using the weighted average number of shares in issue together with no additional (2006 3.9m) potentially dilutive shares resulting from options granted under employee share schemes.

17. Analysis of financial assets and financial liabilities by measurement basis

2007	Financial liabilities at amortised cost £m	Loans and receivables £m	Available for sale securities £m	Designated as held at fair value £m	IAS 39 held for trading £m	Fair value hedge £m	Cash flow hedge £m	Total £m
Financial assets								
Cash	-	190.2	-	-	-	-	-	190.2
Derivative financial instruments	-	-	-	-	1,415.5	817.4	8.1	2,241.0
Loans and advances to banks	-	1,292.5	-	-	-	-	-	1,292.5
Loans and advances to customers	-	99,018.5	-	-	-	-	-	99,018.5
Investment securities	-	-	6,002.7	106.0	-	-	-	6,108.7
Accrued income	-	21.8	-	-	-	-	-	21.8
	-	100,523.0	6,002.7	106.0	1,415.5	817.4	8.1	108,872.7
Non financial assets								448.3
								109,321.0
Financial liabilities								
Loans from central bank	28,473.0	-	-	-	-	-	-	28,473.0
Deposits by banks	744.2	-	-	-	-	-	-	744.2
Customer accounts	11,562.8	-	-	-	-	-	-	11,562.8
Derivative financial instruments	-	-	-	-	1,371.5	308.3	63.6	1,743.4
Debt securities in issue	61,641.3	-	-	-	-	-	-	61,641.3
Accruals	927.2	-	-	-	-	-	-	927.2
Subordinated liabilities	1,161.8	-	-	-	-	-	-	1,161.8
Tier one notes	207.6	-	-	-	-	-	-	207.6
	104,717.9	-	-	-	1,371.5	308.3	63.6	106,461.3
Non financial liabilities								160.4
Total liabilities								106,621.7
Equity								2,699.3
								109,321.0

17. Analysis of financial assets and financial liabilities by measurement basis (continued)

2006	Financial liabilities at amortised cost £m	Loans and receivables £m	Available for sale securities £m	Designated as held at fair value £m	IAS 39 held for trading £m	Fair value hedge £m	Cash flow hedge £m	Total £m
Financial assets								
Cash	-	956.0	-	-	-	-	-	956.0
Derivative financial instruments	-	-	-	-	346.6	524.7	-	871.3
Loans and advances to banks	-	5,621.3	-	-	-	-	-	5,621.3
Loans and advances to customers	-	86,472.7	-	-	-	-	-	86,472.7
Investment securities	-	-	6,510.1	120.3	-	-	-	6,630.4
Accrued income	-	54.1	-	-	-	-	-	54.1
	-	93,104.1	6,510.1	120.3	346.6	524.7	-	100,605.8
Non financial assets								404.8
								101,010.6
Financial liabilities								
Deposits by banks	2,136.2	-	-	-	-	-	-	2,136.2
Customer accounts	26,867.6	-	-	-	-	-	-	26,867.6
Derivative financial instruments	-	-	-	-	2,183.7	208.8	-	2,392.5
Debt securities in issue	64,294.3	-	-	-	-	-	-	64,294.3
Accruals	881.2	-	-	-	-	-	-	881.2
Subordinated liabilities	762.4	-	-	-	-	-	-	762.4
Tier one notes	209.4	-	-	-	-	-	-	209.4
	95,151.1	-	-	-	2,183.7	208.8	-	97,543.6
Non financial liabilities								256.4
Total liabilities								97,800.0
Equity								3,210.6
								101,010.6

In the analysis above, fair value adjustments of portfolio hedging are included within loans and advances to customers.

18. Cash and balances with central banks

	Group and Company 2007 £m	Group and Company 2006 £m
Cash in hand	**19.7**	11.2
Balances with central banks other than mandatory reserve deposits	**102.2**	865.1
Included in cash and cash equivalents	**121.9**	876.3
Mandatory reserve deposits with central banks	**68.3**	79.7
	190.2	956.0

Mandatory reserve deposits with central banks are not available for use in day to day operations.

19. Derivative financial instruments

Strategy in using derivative financial instruments

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. The intention is to only use derivatives to create economically effective hedges. However, because of the specific requirements of IAS 39 to obtain hedge accounting, not all economic hedges are designated as accounting hedges, either because natural accounting offsets are expected or because obtaining hedge accounting would be especially onerous.

a) Fair value hedges

The Group designates a number of derivatives as fair values hedges. In particular the Group has three approaches establishing relationships for:

i) Hedging the interest rate and foreign currency exchange rate risk of non-prepayable, foreign currency denominated fixed rate assets or liabilities on a one for one basis with fixed/floating or floating/fixed cross currency interest rate swaps.

ii) Hedging of interest rate risk of a single currency portfolio of sterling, US Dollar and Euro non-prepayable fixed rate assets/liabilities on a one for one basis with vanilla fixed/floating or floating/fixed interest rate swaps.

iii) Hedging the interest rate risk of a portfolio of prepayable fixed rate assets with interest rate derivatives. This solution is used to establish a macro fair value hedge for derivatives hedging fixed rate mortgages. The Group believes this solution is the most appropriate as it is consistent with its policy for hedging fixed rate mortgages on an economic basis.

The total fair value of derivatives included within fair value hedges at 31 December 2007 was £509.1m.

19. Derivative financial instruments (continued)

b) Cash flow hedges

The Group designates a number of derivatives as cash flow hedges. In particular, in 2007 the Group adopted an approach of using fixed interest rate swaps in a cash flow hedge strategy economically to hedge the interest rate risk associated with the mortgage pipeline. The accounting hedge relationship is to hedge floating rate sterling liabilities. No cash flow hedge relationships were designated in 2006.

The total fair value of derivatives included within cash flow hedges at 31 December 2007 was £(55.5)m.

c) Net investment hedges

At present the Group does not designate any derivatives as net investment hedges.

All derivative financial instruments are held for economic hedging purposes, although not all derivatives are designated as hedging instruments under the terms of IAS 39. The analysis below therefore splits derivatives between those in accounting hedge relationships and those in economic hedge relationships but not in accounting hedge relationships.

Group	2007 Contract/ notional amount £m	2007 Fair values Assets £m	2007 Fair values Liabilities £m	2006 Contract/ notional amount £m	2006 Fair values Assets £m	2006 Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	**67,333.3**	**299.0**	**(274.2)**	45,083.9	469.5	(20.3)
Cross currency interest rate swaps	**9,408.1**	**518.4**	**(34.1)**	7,508.7	55.2	(188.5)
	76,741.4	**817.4**	**(308.3)**	52,592.6	524.7	(208.8)
Derivatives designated as cash flow hedges						
Interest rate swaps	**7,102.3**	**8.1**	**(63.6)**	-	-	-
	7,102.3	**8.1**	**(63.6)**	-	-	-
	83,843.7	**825.5**	**(371.9)**	52,592.6	524.7	(208.8)
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	**4,454.8**	**84.1**	**(16.4)**	13,861.6	194.2	(9.4)
Caps, floors and options	**290.0**	**6.1**	**-**	290.0	6.6	-
Equity index swaps	**33.4**	**14.1**	**-**	134.1	32.8	-
Embedded derivatives	**33.7**	**-**	**(15.6)**	133.0	-	(38.7)
	4,811.9	**104.3**	**(32.0)**	14,418.7	233.6	(48.1)
Currency derivatives						
Cross currency swaps	**36,200.0**	**1,310.9**	**(1,336.4)**	36,571.9	107.5	(1,941.6)
Forward foreign exchange	**96.7**	**0.3**	**(3.1)**	7,856.2	5.5	(194.0)
	36,296.7	**1,311.2**	**(1,339.5)**	44,428.1	113.0	(2,135.6)
Total derivatives in economic hedging relationships	**41,108.6**	**1,415.5**	**(1,371.5)**	58,846.8	346.6	(2,183.7)
Total recognised derivative assets/(liabilities)	**124,952.3**	**2,241.0**	**(1,743.4)**	111,439.4	871.3	(2,392.5)

	Assets 2007 £m	Assets 2006 £m	Liabilities 2007 £m	Liabilities 2006 £m
Current	**445.0**	268.4	**(568.6)**	(984.6)
Non-current	**1,796.0**	602.9	**(1,174.8)**	(1,407.9)
	2,241.0	871.3	**(1,743.4)**	(2,392.5)

Derivatives maturing within one year, whether within accounting hedge relationships or in economic but not accounting hedge relationships, are regarded as current where they are expected to occur within one year. All other derivatives are regarded as non-current.

19. Derivative financial instruments (continued)

Company	2007 Contract/ notional amount £m	2007 Fair values Assets £m	2007 Fair values Liabilities £m	2006 Contract/ notional amount £m	2006 Fair values Assets £m	2006 Fair values Liabilities £m
Derivatives in accounting hedge relationships						
Derivatives designated as fair value hedges						
Interest rate swaps	65,881.0	281.0	(269.1)	43,733.0	459.3	(9.9)
Cross currency interest rate swaps	9,396.7	518.2	(34.1)	7,124.6	11.8	(187.7)
	75,277.7	799.2	(303.2)	50,857.6	471.1	(197.6)
Derivatives designated as cash flow hedges						
Interest rate swaps	7,102.3	8.1	(63.6)	-	-	-
	7,102.3	8.1	(63.6)	-	-	-
	82,380.0	807.3	(366.8)	50,857.6	471.1	(197.6)
Derivatives in economic hedging relationships but not in accounting hedge relationships						
Interest rate derivatives						
Interest rate swaps	4,454.8	84.1	(16.4)	14,237.7	200.8	(9.7)
Caps, floors and options	290.0	6.1	-	290.0	6.6	-
Equity index swaps	33.4	14.1	-	134.1	32.8	-
Embedded derivatives	33.7	-	(15.6)	133.0	-	(38.7)
	4,811.9	104.3	(32.0)	14,794.8	240.2	(48.4)
Currency derivatives						
Cross currency swaps	6,530.1	127.1	(435.6)	8,151.8	75.9	(620.0)
Forward foreign exchange	28.5	-	(1.4)	7,809.8	4.0	(193.9)
	6,558.6	127.1	(437.0)	15,961.6	79.9	(813.9)
Total derivatives in economic hedging relationships	11,370.5	231.4	(469.0)	30,756.4	320.1	(862.3)
Total recognised derivative assets/(liabilities)	93,750.5	1,038.7	(835.8)	81,614.0	791.2	(1,059.9)

	Assets 2007 £m	Assets 2006 £m	Liabilities 2007 £m	Liabilities 2006 £m
Current	216.0	213.8	(230.0)	(527.6)
Non-current	822.7	577.4	(605.8)	(532.3)
	1,038.7	791.2	(835.8)	(1,059.9)

Gains/(losses) on fair value hedges:

	2007 £m	2006 £m
On hedging instruments	171.9	38.1
On the hedged items attributable to the hedged risk	(165.1)	(24.0)
Fair value hedge ineffectiveness	6.8	14.1

Cash flow hedges

Periods when cash flows are expected to occur and affect income statement:

	2007 £m	2006 £m
Within one year	(31.2)	-
In one to five years	1.8	-
	(29.4)	-

Cash flow hedge ineffectiveness recorded within net interest income in the income statement amounted to a charge of £7.5m in 2007 (2006 £nil).

20. Loans and advances to banks

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Fixed rate	**477.4**	4,767.0	**473.6**	4,727.8
Variable rate	**815.1**	854.3	**572.4**	479.0
	1,292.5	5,621.3	**1,046.0**	5,206.8
Current	**1,292.5**	5,621.3	**1,046.0**	5,206.8
Non-current	**-**	-	**-**	-
	1,292.5	5,621.3	**1,046.0**	5,206.8

21. Loans and advances to customers

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Advances secured on residential property not subject to securitisation	**34,951.8**	25,058.7	**34,951.8**	25,058.6
Advances secured on residential property subject to securitisation	**49,326.1**	47,063.4	**49,326.1**	47,063.4
	84,277.9	72,122.1	**84,277.9**	72,122.0
Residential buy to let loans not subject to securitisation	**6,499.8**	5,146.4	**6,499.8**	5,146.4
Residential buy to let loans subject to securitisation	**-**	134.2	**-**	134.2
	6,499.8	5,280.6	**6,499.8**	5,280.6
Total advances secured on residential property	**90,777.7**	77,402.7	**90,777.7**	77,402.6
Commercial secured advances not subject to securitisation	**315.9**	1,025.4	**315.9**	1,025.4
Commercial secured advances subject to securitisation	**-**	534.5	**-**	534.5
Total other secured advances	**315.9**	1,559.9	**315.9**	1,559.9
Unsecured loans not subject to securitisation	**7,350.6**	7,277.0	**7,350.6**	7,277.0
Unsecured investment loans	**390.4**	556.5	**390.4**	556.5
Amounts due from securitisation special purpose entities	**-**	-	**436.7**	596.6
Amounts due from subsidiary undertakings	**-**	-	**15.2**	21.1
	98,834.6	86,796.1	**99,286.5**	87,413.7
Fixed rate	**79,147.5**	66,620.3	**79,147.5**	66,620.3
Variable rate	**19,687.1**	20,175.8	**20,139.0**	20,793.4
	98,834.6	86,796.1	**99,286.5**	87,413.7
Current	**3,180.7**	2,681.1	**3,632.6**	3,298.7
Non-current	**95,653.9**	84,115.0	**95,653.9**	84,115.0
	98,834.6	86,796.1	**99,286.5**	87,413.7

An amount of £111.0m in 2006, in respect of accrued income that forms part of the effective interest rate on loans and advances to customers, has been reclassified from prepayments and accrued income to advances secured on residential property not subject to securitisation within both Group and Company. The corresponding amount for 2007 is £86.3m. The cash flow statements have been adjusted accordingly.

Fair value adjustments of portfolio hedging amounting to £183.9m (2006 £(323.4)m) relate to fair value adjustments of loans and advances to customers in relation to interest rate risk as a result of their inclusion in a fair value portfolio hedge relationship.

22. Securitisation

The Group's results include the results and assets and liabilities of securitisation Special Purpose Entities ("SPEs"), none of which qualify for derecognition under IAS 39, on a line by line basis. Securitised advances are subject to non-recourse finance arrangements. These loans have been funded through the issue of mortgage-backed bonds by the SPEs. The balances of assets subject to securitisation notes in issue at 31 December are as follows:

2007 Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 01-1 plc	26 March 2001	465.4	424.1
Granite Mortgages 02-2 plc	23 September 2002	1,140.7	1,068.6
Granite Mortgages 03-1 plc	27 January 2003	1,670.0	1,644.9
Granite Mortgages 03-2 plc	21 May 2003	1,019.9	962.7
Granite Mortgages 03-3 plc	24 September 2003	930.1	876.9
Granite Mortgages 04-1 plc	28 January 2004	1,569.6	1,485.8
Granite Mortgages 04-2 plc	26 May 2004	1,771.7	1,694.9
Granite Mortgages 04-3 plc	22 September 2004	2,040.3	1,962.1
Granite Master Issuer plc – Series 05-1	26 January 2005	2,847.6	2,795.1
Granite Master Issuer plc – Series 05-2	25 May 2005	2,470.5	2,413.6
Granite Master Issuer plc – Series 05-3	31 August 2005	492.3	503.8
Granite Master Issuer plc – Series 05-4	21 September 2005	2,445.9	2,383.3
Granite Master Issuer plc – Series 06-1	25 January 2006	4,486.7	4,423.8
Granite Master Issuer plc – Series 06-2	24 May 2006	2,469.5	2,460.4
Granite Master Issuer plc – Series 06-3	19 September 2006	4,761.9	4,761.5
Granite Master Issuer plc – Series 06-4	29 November 2006	2,822.9	2,787.3
Granite Master Issuer plc – Series 07-1	24 January 2007	5,658.6	5,607.0
Granite Master Issuer plc – Series 07-2	23 May 2007	4,589.9	4,570.8
Granite Master Issuer plc – Series 07-3	17 September 2007	5,170.5	5,074.1
		48,824.0	47,900.7
Retained interest in Granite Finance Trustees Limited		5,359.3	–
Less cash deposits held with Northern Rock plc		(4,624.8)	–
Less loan notes held by Northern Rock		–	(5,074.1)
Total		49,558.5	42,826.6

The retained interest in Granite Finance Trustees Limited represents Northern Rock plc's share of the assets held by Granite Finance Trustees Limited.

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	49,558.5	42,826.6
Less cash deposits with third parties included within loans and advances to banks	(232.4)	
Less accrued interest on loan notes included within accruals and deferred income		(263.8)
Add loan notes issued by Whinstone entities (see below)		506.7
Total advances subject to securitisation (see note 21)	49,326.1	
Total securitised notes as per consolidated balance sheet		43,069.5

At 31 December 2007 the SPEs had cash deposits with Northern Rock plc amounting to £4,624.8m (31 December 2006 £2,898.1m). This balance is restricted in use to the repayment of the debt securities issued by the SPEs and other legal obligations.

On 15 November 2005, Northern Rock entered into a financial guarantee contract with Whinstone Capital Management Limited, a special purpose entity, in respect of £423.0m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Capital Management Limited simultaneously issued credit linked notes to the value of £423.0m of which £68.4m were repaid during 2007 (2006 £29.4m). The remaining credit linked notes of £325.2m are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

On 20 June 2006, Northern Rock entered into a financial guarantee contract with Whinstone Capital Management 2 Limited, a special purpose entity, in respect of £168.5m of the first loss reserve funds held by the Granite securitisation entities repayable to Northern Rock only after repayment of all other liabilities. Whinstone Capital Management 2 Limited simultaneously issued credit linked notes to the value of £168.5m which are included within debt securities in issue at year end exchange rates where issued in currencies other than sterling.

On 17 September 2007 the Group securitised £5,032.5m of mortgage assets under Granite Master Issuer plc – Series 07-3 and purchased all of the loan notes in issue relating to that series for £5,032.5m. Subsequently £4,600.0m of the notes were pledged as part of the security in a sale and repurchase agreement entered into with the Bank of England (see note 28). The market value of these notes at 31 December 2007 was £4,601.4m. These transactions have no overall effect on the Group's balance sheet position and did not lead to any derecognition because the Group has retained all of the risks and rewards associated with the loan notes.

22. Securitisation (continued)

2006 Securitisation company	Date of securitisation	Gross assets securitised £m	Notes in issue £m
Residential:			
Granite Mortgages 00-1 plc	1 March 2000	186.1	170.6
Granite Mortgages 00-2 plc	25 September 2000	330.1	265.9
Granite Mortgages 01-1 plc	26 March 2001	559.2	507.9
Granite Mortgages 02-1 plc	20 March 2002	1,207.7	1,123.6
Granite Mortgages 02-2 plc	23 September 2002	1,417.2	1,302.6
Granite Mortgages 03-1 plc	27 January 2003	1,816.7	1,718.8
Granite Mortgages 03-2 plc	21 May 2003	1,224.2	1,129.0
Granite Mortgages 03-3 plc	24 September 2003	1,154.1	1,058.9
Granite Mortgages 04-1 plc	28 January 2004	1,969.8	1,802.5
Granite Mortgages 04-2 plc	26 May 2004	2,199.4	2,044.6
Granite Mortgages 04-3 plc	22 September 2004	2,549.7	2,378.1
Granite Master Issuer plc – Series 05-1	26 January 2005	3,426.4	3,254.6
Granite Master Issuer plc – Series 05-2	25 May 2005	3,043.8	2,880.1
Granite Master Issuer plc – Series 05-3	31 August 2005	515.5	511.1
Granite Master Issuer plc – Series 05-4	21 September 2005	3,013.2	2,840.6
Granite Master Issuer plc – Series 06-1	25 January 2006	5,289.7	5,048.1
Granite Master Issuer plc – Series 06-2	24 May 2006	2,888.7	2,786.1
Granite Master Issuer plc – Series 06-3	19 September 2006	5,643.1	5,400.3
Granite Master Issuer plc – Series 06-4	29 November 2006	3,369.5	3,206.2
		41,804.1	39,429.6
Retained interest in Granite Finance Trustees Limited		8,453.2	–
Less cash deposits held with Northern Rock plc		(2,857.4)	–
Total residential		47,399.9	39,429.6
Commercial:			
Dolerite Funding No. 1 plc	24 June 2002	86.7	97.0
Retained interest in Dolerite Mortgages Trustee Limited		48.5	–
Dolerite Funding No. 2 plc	18 July 2005	407.3	414.9
Retained interest in Dolerite Mortgages Trustee No. 2 Limited		198.1	–
Less cash deposits held with Northern Rock plc		(40.7)	–
Total commercial		699.9	511.9
Total		48,099.8	39,941.5

The retained interest in Granite Finance Trustees Limited represents Northern Rock plc's share of the assets held by Granite Finance Trustees Limited.

Gross assets securitised and notes in issue as presented above reconcile to amounts included in the consolidated balance sheet within loans and advances to customers and debt securities in issue as follows:

	Gross assets securitised £m	Notes in issue £m
Total as above	48,099.8	39,941.5
Less cash deposits with third parties included within loans and advances to banks	(367.7)	
Less accrued interest on loan notes included within accruals and deferred income		(267.1)
Add loan notes issued by Whinstone entities (see above)		551.3
Total advances subject to securitisation (see note 21)	47,732.1	
Total securitised notes as per consolidated balance sheet		40,225.7

23. Covered bonds

Included within loans and advances to customers not subject to securitisation are £10,389.6m (2006 £7,283.1m) of mortgage advances assigned to a bankruptcy remote special purpose entity, Northern Rock Covered Bond LLP. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £8,938.1m (2006 £6,201.8m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

24. Investment securities

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Available for sale securities	**6,002.7**	6,510.1	**10,786.6**	6,279.6
Assets held at fair value through the income statement	**106.0**	120.3	**106.0**	120.3
	6,108.7	6,630.4	**10,892.6**	6,399.9

a) Available for sale securities

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At fair value				
Listed	**5,763.1**	5,804.0	**10,605.2**	5,574.5
Unlisted	**239.6**	706.1	**181.4**	705.1
	6,002.7	6,510.1	**10,786.6**	6,279.6
Fixed rate	**2,158.8**	2,525.5	**2,049.6**	2,447.5
Variable rate	**3,843.9**	3,984.6	**8,737.0**	3,832.1
	6,002.7	6,510.1	**10,786.6**	6,279.6
Current	**595.1**	1,591.4	**1,272.6**	1,569.6
Non-current	**5,407.6**	4,918.7	**9,514.0**	4,710.0
	6,002.7	6,510.1	**10,786.6**	6,279.6

The movement in available for sale securities was as follows:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At 1 January	**6,510.1**	5,377.1	**6,279.6**	5,099.4
Additions	**5,845.9**	7,003.2	**10,691.5**	6,902.2
Disposals (sales and redemptions)	**(6,195.2)**	(5,783.3)	**(5,995.1)**	(5,635.6)
Exchange differences	**103.6**	(91.2)	**103.5**	(91.0)
Net (losses) / gains on changes in fair value	**(261.7)**	4.3	**(292.9)**	4.6
At 31 December	**6,002.7**	6,510.1	**10,786.6**	6,279.6

(Losses)/gains on available for sale securities are analysed as follows:

	2007	2006
	£m	£m
Gains on disposal of available for sale securities	**41.7**	45.1
Impairment of available for sale securities	**(178.3)**	-
	(136.6)	45.1

Gains of £41.7m (2006 £45.1m) previously recognised in reserves have been transferred to other income in the Group income statement on the disposal of available for sale securities.

Cash CDOs are classified as available for sale securities and have a carrying value of £660.1m (2006 £600.5m). Their fair value is based on quoted prices in an active market unless there is evidence that the investment is impaired in which case an impairment charge is calculated.

Impairment charges of £178.3m (2006 £nil) are attributable to cash CDOs which are classified as available for sale securities. These impairment charges have been included within '(losses)/gains on available for sale securities' in the Income Statement. The impairment charge is based upon the Group's accounting policies and the requirements of IAS 39 to impair such securities to their quoted market price.

24. Investment securities (continued)

b) Assets held at fair value through the income statement

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At fair value				
Listed	**67.8**	80.6	**67.8**	80.6
Unlisted	**38.2**	39.7	**38.2**	39.7
	106.0	120.3	**106.0**	120.3
Fixed rate	**-**	-	**-**	-
Variable rate	**106.0**	120.3	**106.0**	120.3
	106.0	120.3	**106.0**	120.3
Current	**-**	-	**-**	-
Non-current	**106.0**	120.3	**106.0**	120.3
	106.0	120.3	**106.0**	120.3

The movement in assets held at fair value through the income statement was as follows:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At 1 January	**120.3**	-	**120.3**	-
Additions	**0.1**	121.3	**0.1**	121.3
Exchange differences	**6.7**	(1.5)	**6.7**	(1.5)
Net (losses)/gains on changes in fair value	**(21.1)**	0.5	**(21.1)**	0.5
At 31 December	**106.0**	120.3	**106.0**	120.3

Certain securities which contain an embedded derivative are classified as held at fair value through profit and loss. Fair value is based on quoted prices in an active market. The Group has not reclassified any financial assets between those held at amortised cost and those held at fair value during the year (2006 £nil).

25. Shares in group undertakings

	Company
	£m
Cost:	
At 1 January 2007 and 31 December 2007	85.0

The Company's interests in subsidiary undertakings are analysed as follows:

	2007	2006
	£m	£m
Credit institutions	**50.0**	50.0
Other	**35.0**	35.0
	85.0	85.0

The principal subsidiaries of Northern Rock plc at 31 December 2007 are listed below, all of which operate in their country of incorporation or registration.

The following subsidiaries are directly held and wholly owned by the Company:

	Nature of business	**Country of incorporation**
Northern Rock Mortgage Indemnity Company Limited	Provision of mortgage indemnity insurance	Guernsey
Northern Rock (Guernsey) Limited	Retail deposit taker	Guernsey

25. Shares in group undertakings (continued)

The following companies are SPEs established in connection with the Group's securitisation programme (see note 22). Although the Company has no direct or indirect ownership interest in these companies, they are regarded as legal subsidiaries under UK companies legislation. This is because they are principally engaged in providing a source of long term funding to the Group, which in substance has the rights to all benefits from the activities of the SPEs. They are therefore effectively controlled by the Group.

	Nature of business	Country of incorporation
Granite Mortgages 00-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 01-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 02-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 03-3 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-1 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-2 plc	Issue of securitised notes	England & Wales
Granite Mortgages 04-3 plc	Issue of securitised notes	England & Wales
Granite Master Issuer plc	Issue of securitised notes	England & Wales
Granite Finance Trustees Limited	Holding of interests in securitisations	Jersey
Granite Finance Funding Limited	Holding company	Jersey
Granite Finance Funding No.2 Limited	Holding company	England & Wales
Whinstone Capital Management Limited	Issue of credit linked notes	Jersey
Whinstone Capital Management 2 Limited	Issue of credit linked notes	Jersey

The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings at 31 December 2007 will be annexed to the Company's next Annual Return to be filed at Companies House.

26. Intangible assets

Group	Goodwill £m	Computer software £m	Total £m
2007			
Cost			
At 1 January 2007	30.7	119.5	150.2
Additions	–	32.7	32.7
At 31 December 2007	30.7	152.2	182.9
Impairment and amortisation			
At 1 January 2007	–	59.8	59.8
Amortisation charged in year	–	20.3	20.3
Impairment charges	–	7.0	7.0
At 31 December 2007	–	87.1	87.1
Net book amount:			
At 31 December 2007	30.7	65.1	95.8

	Goodwill £m	Computer software £m	Total £m
2006			
Cost			
At 1 January 2006	30.7	97.1	127.8
Additions	-	22.4	22.4
At 31 December 2006	30.7	119.5	150.2
Impairment and amortisation			
At 1 January 2006	-	49.6	49.6
Amortisation charged in year	–	10.2	10.2
At 31 December 2006	–	59.8	59.8
Net book amount:			
At 31 December 2006	30.7	59.7	90.4

26. Intangible assets (continued)

Company	Goodwill £m	Computer software £m	Total £m
2007			
Cost			
At 1 January 2007	-	119.5	119.5
Additions	-	32.7	32.7
At 31 December 2007	-	152.2	152.2
Impairment and amortisation			
At 1 January 2007	-	59.8	59.8
Amortisation charged in year	-	20.3	20.3
Impairment charges	-	7.0	7.0
At 31 December 2007	-	87.1	87.1
Net book amount:			
At 31 December 2007	-	65.1	65.1

	Goodwill £m	Computer software £m	Total £m
2006			
Cost			
At 1 January 2006	-	97.1	97.1
Additions	-	22.4	22.4
At 31 December 2006	-	119.5	119.5
Impairment and amortisation			
At 1 January 2006	-	49.6	49.6
Amortisation charged in year	-	10.2	10.2
At 31 December 2006	-	59.8	59.8
Net book amount:			
At 31 December 2006	-	59.7	59.7

Impairment charges of £7.0m have arisen in 2007 (2006 £nil) reflecting the changed circumstances of the Group.

27. Property, plant and equipment

	Land and buildings					
Group **2007**	Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2007	86.1	19.9	7.4	157.3	18.7	289.4
Additions	4.8	-	0.4	13.8	47.2	66.2
Transfers	8.4	-	-	1.2	(9.6)	-
Disposals	(7.4)	-	-	(0.9)	-	(8.3)
At 31 December 2007	91.9	19.9	7.8	171.4	56.3	347.3
Depreciation						
At 1 January 2007	6.5	1.9	3.6	80.3	-	92.3
Charged in year	1.2	0.3	0.2	14.6	-	16.3
Impairment charges	-	-	-	-	56.3	56.3
Adjustment arising on disposals	(0.9)	-	-	(0.7)	-	(1.6)
At 31 December 2007	6.8	2.2	3.8	94.2	56.3	163.3
Net book amount:						
At 31 December 2007	85.1	17.7	4.0	77.2	-	184.0

27. **Property, plant and equipment** (continued)

2006	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	81.6	19.9	6.9	140.5	4.4	253.3
Additions	4.5	-	0.5	17.6	14.3	36.9
Disposals	-	-	-	(0.8)	-	(0.8)
At 31 December 2006	86.1	19.9	7.4	157.3	18.7	289.4
Depreciation						
At 1 January 2006	5.9	1.6	3.3	61.9	-	72.7
Charged in year	0.6	0.3	0.3	19.0	-	20.2
Adjustment arising on disposals	-	-	-	(0.6)	-	(0.6)
At 31 December 2006	6.5	1.9	3.6	80.3	-	92.3
Net book amount:						
At 31 December 2006	79.6	18.0	3.8	77.0	18.7	197.1

Company 2007	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2007	47.3	68.4	7.4	133.5	18.7	275.3
Additions	4.2	-	0.4	13.6	47.2	65.4
Transfers	8.4	-	-	1.2	(9.6)	-
Disposals	(7.4)	-	-	(0.9)	-	(8.3)
At 31 December 2007	52.5	68.4	7.8	147.4	56.3	332.4
Depreciation						
At 1 January 2007	5.3	4.6	3.6	76.4	-	89.9
Charged in year	1.0	0.9	0.2	13.6	-	15.7
Impairment charges	-	-	-	-	56.3	56.3
Adjustment arising on disposals	(0.9)	-	-	(0.7)	-	(1.6)
At 31 December 2007	5.4	5.5	3.8	89.3	56.3	160.3
Net book amount:						
At 31 December 2007	47.1	62.9	4.0	58.1	-	172.1

27. Property, plant and equipment (continued)

2006	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant, equipment, fixtures, fittings and motor vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	47.1	60.7	6.9	120.1	4.4	239.2
Additions	0.2	7.7	0.5	14.2	14.3	36.9
Disposals	–	–	–	(0.8)	–	(0.8)
At 31 December 2006	47.3	68.4	7.4	133.5	18.7	275.3
Depreciation						
At 1 January 2006	5.0	3.6	3.3	59.0	–	70.9
Charged in year	0.3	1.0	0.3	18.0	–	19.6
Adjustment arising on disposals	–	–	–	(0.6)	–	(0.6)
At 31 December 2006	5.3	4.6	3.6	76.4	–	89.9
Net book amount:						
At 31 December 2006	42.0	63.8	3.8	57.1	18.7	185.4

Impairment charges of £56.3m have arisen in 2007 (2006 £nil) due primarily to changes in the expected use of assets in the course of construction. The changed circumstances of the Group in 2007 has led to a cancellation of planned expansion and this has been further clarified by the revised business and funding plan to be implemented under temporary public ownership.

In addition to the impairment charges of £56.3m, the Group has also made provisions for onerous contracts in respect of assets in the course of construction of £12.9m relating to costs of completion in 2008 (see note 33). This gives impairments and provisions in relation to these assets of £69.2m.

28. Loans from central bank

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Amount due to Bank of England	**26,930.0**	–	**26,930.0**	–
Open market repo funding	**1,543.0**	–	**1,543.0**	–
	28,473.0	–	**28,473.0**	–

As at 31 December 2007 the amount due to the Bank of England was repayable on 17 February 2008 and has subsequently been extended to 30 April 2008. The loan is repayable on demand and is charged interest at a margin above the Official Bank Rate including an element of fixed PIK interest margin (see note 34). It consists of three facilities; a repo facility of £3,590.0m secured on investment securities, Facility A of £6,910.0m secured on residential mortgages, and Facility B, amounting to £16,430.0m, which is secured by a fixed and floating charge over the assets and undertakings of the Group that were not already encumbered under prior arrangements such as securitisation vehicles (see note 22) and covered bonds (see note 23). The value of the security supporting the repo facility and Facility A was £15,126.5m at 31 December 2007. In addition to the interest payable on the amount due to the Bank of England, the Group pays a guarantee fee to HM Treasury in respect of the Group's obligations that are guaranteed by HM Treasury.

As set out in note 45 the Bank of England and HM Treasury intend to make arrangments to extend the existing on demand facilities and provide an additional committed secured revolving loan reserve facility.

The open market repo funding represents repos with the Bank of England as part of their public open market operations and is secured against assets with a market value of £1,647.6m.

29. Deposits by banks

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Amounts due to subsidiaries	**–**	–	**550.6**	2,145.3
Other deposits	**744.2**	2,136.2	**744.2**	2,136.2
	744.2	2,136.2	**1,294.8**	4,281.5
Fixed rate	**78.1**	1,603.2	**78.1**	1,603.2
Variable rate	**666.1**	533.0	**1,216.7**	2,678.3
	744.2	2,136.2	**1,294.8**	4,281.5
Current	**560.7**	1,965.2	**1,111.3**	4,110.5
Non-current	**183.5**	171.0	**183.5**	171.0
	744.2	2,136.2	**1,294.8**	4,281.5

30. Customer accounts

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Retail funds and deposits	**10,468.8**	22,631.0	**9,995.7**	20,537.0
Amounts due to securitisation special purpose entities	**-**	-	**48,220.3**	41,840.4
Other customer accounts	**1,094.0**	4,236.6	**1,094.0**	4,236.6
	11,562.8	26,867.6	**59,310.0**	66,614.0
Fixed rate	**6,147.9**	14,037.4	**5,900.4**	14,036.5
Variable rate	**5,414.9**	12,830.2	**53,409.6**	52,577.5
	11,562.8	26,867.6	**59,310.0**	66,614.0
Current	**10,564.5**	24,968.8	**16,370.0**	27,511.9
Non-current	**998.3**	1,898.8	**42,940.0**	39,102.1
	11,562.8	26,867.6	**59,310.0**	66,614.0

Amounts due to securitisation special purpose entities represent the beneficial interests held in mortgage portfolios by securitisation special purpose entities (see note 22). Because the mortgage loans do not qualify for derecognition from Northern Rock plc's balance sheet, the securitisation special purpose entities beneficial interests in the mortgage portfolios are represented by a deemed loan to Northern Rock plc. This is equivalent in value to the beneficial interest in the mortgage portfolios plus associated inter group balances directly relating to the beneficial interests in the mortgage portfolios.

31. Other debt securities in issue

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Bonds and medium term notes	**9,362.3**	9,228.4	**9,362.3**	9,228.4
Other debt securities in issue	**271.4**	8,638.4	**271.4**	8,638.4
	9,633.7	17,866.8	**9,633.7**	17,866.8
Fixed rate	**1,250.3**	9,560.9	**1,250.3**	9,560.9
Variable rate	**8,383.4**	8,305.9	**8,383.4**	8,305.9
	9,633.7	17,866.8	**9,633.7**	17,866.8
Current	**4,322.4**	13,040.3	**4,322.4**	13,040.3
Non-current	**5,311.3**	4,826.5	**5,311.3**	4,826.5
	9,633.7	17,866.8	**9,633.7**	17,866.8

32. Accruals and deferred income

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Accrued interest	**924.8**	880.3	**675.1**	645.5
Deferred income	**1.3**	1.7	**1.3**	1.8
Other accruals	**36.8**	37.7	**36.1**	36.5
	962.9	919.7	**712.5**	683.8

33. Provisions for liabilities and charges

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Onerous contracts (see note 27)	**12.9**	-	**12.9**	-
Deferred tax	**45.5**	-	**19.7**	-
	58.4	-	**32.6**	-

The full movement in deferred income tax payable/(recoverable) was as follows:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
At 1 January	**(59.5)**	(57.5)	**(89.5)**	(93.0)
Income statement charge	**64.0**	14.0	**87.3**	13.1
Appropriations credit	**(0.7)**	(0.4)	**(0.7)**	(0.4)
Deferred tax impact charged direct to equity				
– revaluation reserve – available for sale investments	**20.9**	(7.5)	**1.8**	(1.1)
– hedging reserve – cash flow hedges	**(0.6)**	(0.4)	**(0.6)**	(0.4)
– actuarial gains/(losses) charged to statement of recognised income and expense	**16.3**	(4.9)	**16.3**	(4.9)
– share based payments	**5.1**	(2.8)	**5.1**	(2.8)
At 31 December	**45.5**	(59.5)	**19.7**	(89.5)

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Deferred income tax assets				
Pensions and other employee benefits	**2.1**	25.1	**2.1**	25.1
Provision for loan impairment	**11.0**	21.0	**11.0**	21.0
Derivatives and financial instruments	**29.1**	74.4	**4.8**	64.5
Other temporary differences	**1.8**	20.6	**1.8**	20.6
	44.0	141.1	**19.7**	131.2
Deferred income tax liabilities				
Excess of capital allowances over depreciation	**7.6**	12.4	**7.5**	12.3
Available for sale securities	**29.9**	9.0	**10.4**	8.6
Derivatives and financial instruments	**3.2**	3.9	**3.2**	3.9
Cash flow hedge	**2.8**	3.4	**2.8**	3.4
Other temporary differences	**46.0**	52.9	**15.5**	13.5
	89.5	81.6	**39.4**	41.7
Net deferred income tax liability/(asset)	**45.5**	(59.5)	**19.7**	(89.5)

The amount of net deferred tax liability/(asset) expected to settle after more than twelve months amounted to £3.4m (2006 £(64.5)m) for the Group and £4.5m (2006 £(91.1)m) for the Company.

IAS 12 requires that deferred tax assets should be recognised when it is probable that taxable profits will be available against which the deferred tax asset can be utilised. Where the entity has a history of recent losses, deferred tax is only recognised to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profits will be available. A deferred tax asset should only be recognised to the extent that the Group will realise taxable profits arising from the reversal of existing taxable temporary differences. Accordingly, at 31 December 2007, the tax benefit of approximately £60.2m in the Group and £78.4m in the Company arising from gross deductible temporary differences of £215.1m in the Group and £280.2m in the Company have not been recognised which has resulted in a charge to both the income statement and the hedging reserve. Under current tax legislation these unrecognised deductible temporary differences do not have an expiry date and can therefore be recognised in future as taxable profits arise.

Deferred income tax liabilities have not been established for tax that would be payable on the unremitted earnings of the Group's overseas subsidiaries. Unremitted earnings at 31 December 2007 totalled £43.0m (2006 £42.3m).

33. Provisions for liabilities and charges (continued)

The deferred tax charge in the income statement comprises the following temporary differences:

	2007 £m	2006 £m
Pensions and other employee benefits	**1.7**	12.7
Provision for loan impairment	**10.0**	2.9
Derivatives and financial instruments	**45.3**	(7.6)
Excess of capital allowances over depreciation	**(4.8)**	3.4
Other temporary differences	**11.8**	2.6
	64.0	14.0

With effect from 1 April 2008, the UK mainstream rate of corporation tax will reduce to 28% (from 30%). As a result of this change the Group's net deferred tax liability has reduced by £2.3m and the Company's net deferred tax liability has reduced by £1.1m. This reduction has been charged/(credited) as follows:

	Group 2007 £m	Company 2007 £m
Income statement (see note 13)	**0.6**	0.4
Appropriations	**(0.3)**	(0.3)
Available for sale investments reserve	**(2.1)**	(0.7)
Cash flow hedge reserve	**(0.2)**	(0.2)
Statement of recognised income and expense – actuarial gains and losses	**(0.3)**	(0.3)
	(2.3)	(1.1)

34. Subordinated liabilities

	Group and Company 2007 £m	 2006 £m
5.625% Subordinated bonds due 2015	**294.4**	291.9
11.734% Subordinated loan 2016	**25.9**	26.3
5.75% Subordinated bonds due 2017	**247.4**	244.7
10 3/8% Subordinated bonds due 2018	**50.6**	50.7
9 3/8% Subordinated bonds due 2021	**148.9**	148.8
6.594% Perpetual fixed to floating rate subordinated notes	**353.7**	–
Bank of England PIK interest	**40.9**	–
	1,161.8	762.4

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10 3/8% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9 3/8% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 6.594% Perpetual fixed to floating rate subordinated notes were issued on 25 June 2007. These notes are not redeemable in the ordinary course of business before 28 June 2017.

The Bank of England PIK interest represents the amount of fixed margin payable to the Bank of England which is subordinated under the terms of the facility (see note 28). Repayment of this amount is not due until five years after repayment of the other Bank of England facilities. Interest is rolled up and capitalised until all other facilities are repaid, after which it becomes repayable in cash. Interest is payable on this liability at a fixed margin above the Official Bank Rate.

All subordinated liabilities other than the 6.594% perpetual fixed to floating rate notes (which are denominated in US dollars) are denominated in sterling.

Redemptions of any subordinated liabilities prior to their final maturity date are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

35. Tier one notes

The tier one notes were issued for a value of £200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon, only if payment of the coupon would lead to breaches of regulatory capital requirements. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. While Northern Rock is in temporary public ownership, deferred coupons can only be satisfied in accordance with the terms of Article 5 of The Northern Rock plc Transfer Order 2008 which was made on 22 February 2008 pursuant to the Banking (Special Provisions) Act 2008.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

36. Reserve capital instruments

Reserve capital instruments were issued for a value of £200m in September 2000 and £100m in May 2001 and are undated. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which will be achieved either by the payment of cash directly, or while Northern Rock is in temporary public ownership, as per the terms of Article 5 of The Northern Rock plc Transfer Order 2008 which was made on 22 February 2008 pursuant to the Banking (Special Provisions) Act 2008. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. While Northern Rock is in temporary public ownership, deferred coupons and any interest accruing thereon can only be satisfied in accordance with the terms of Article 5 of the Transfer Order.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of the Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital, as defined by the Financial Services Authority. Any excess is allocated to Upper Tier 2 capital.

In accordance with the requirements of IAS 32, reserve capital instruments are classified as non shareholders' equity. Coupons on these notes are treated as appropriations and amounted to £17.5m (2006 £17.6m) after tax credit of £7.7m (2006 £7.6m).

37. Subordinated notes

	Group and Company	
	2007	2006
	£m	£m
12⅝% Perpetual subordinated notes	**19.8**	19.8
8% Undated subordinated notes	**62.1**	62.1
6.75% Fixed rate step-up undated subordinated notes	**195.4**	195.4
Floating rate undated subordinated notes	**66.0**	66.0
5.6% Undated subordinated notes	**393.2**	393.2
	736.5	736.5

In accordance with the requirements of IAS 32, undated subordinated liabilities are classified as non shareholders' equity, as there is no contractual obligation to pay the interest coupon. Coupons on these notes are treated as appropriations and amounted to £27.0m (2006 £30.9m) after tax credit of £11.7m (2006 £13.2m).

The 12⅝% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes became redeemable on 15 June 2004 and may be subsequently redeemed in the ordinary course of business on coupon dates which fall on 15 March, 15 June, 15 September and 15 December.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US$ LIBOR.

The 5.6% undated subordinated notes are denominated in US dollars; the proceeds and coupon payments have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 30 April 2014.

All subordinated notes, other than the 8% undated subordinated notes, the floating rate undated subordinated notes and the 5.6% undated subordinated notes are denominated in sterling.

Redemptions of any subordinated notes are at the issuer's option only and are subject to obtaining prior consent of the Financial Services Authority.

The rights of repayment of holders of subordinated notes are subordinated to the claims of other creditors.

38. Called up share capital

	2007 Number	**2007 £m**	**2007 €m**	2006 Number	2006 £m	2006 €m
Authorised share capital						
Ordinary shares of 25p each	**614.0m**	**153.5**	**-**	614.0m	153.5	-
Foundation shares of 25p each	**104.5m**	**26.1**	**-**	104.5m	26.1	-
Preference shares of 25p each	**100.0m**	**25.0**	**-**	100.0m	25.0	-
Preference shares of 25c each	**100.0m**	**-**	**25.0**	100.0m	-	25.0
	918.5m	**204.6**	**25.0**	918.5m	204.6	25.0

	2007 Number	**2007 £m**	2006 Number	2006 £m
Issued and fully paid share capital				
Ordinary shares of 25p each	**421.2m**	**105.3**	421.2m	105.3
Foundation shares of 25p each	**74.4m**	**18.6**	74.4m	18.6
Preference shares of 25p each	**0.4m**	**0.1**	0.4m	0.1
	496.0m	**124.0**	496.0m	124.0

38. Called up share capital (continued)

On 22 February 2008, under the terms of The Northern Rock plc Transfer Order 2008, all shares in Northern Rock plc were transferred to the Treasury Solicitor as nominee of the Treasury. Each Foundation Share was converted into and redesignated as one Ordinary Share in Northern Rock plc.

The Foundation Shares were held by The Northern Rock Foundation at 31 December 2006 and 2007. These shares carried no rights to dividends but ranked pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carried no rights to dividends, they have been omitted in the calculation of earnings per share (see note 16). These shares did not confer any rights in relation to attendance or voting at any general meeting of the Company.

In June 2006 Northern Rock plc issued 400,000 perpetual non-cumulative callable 25p Preference Shares for £1,000 each. Proceeds of £400m were received less £3.5m relating to issue costs. Dividends on these shares are discretionary and, subject to Board approval, are payable annually on 4 July at a rate of 6.8509%.

39. Reserves

Share premium account

	Group and Company	
	Ordinary	Preference
	£m	£m
At 1 January 2007 and 31 December 2007	6.8	396.4

Capital redemption reserve

	Group and Company £m
At 1 January 2007 and 31 December 2007	7.3

Other reserves

a) Revaluation reserve – available for sale investments

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Balance at 1 January	**(1.3)**	26.0	**(2.3)**	7.9
Net (losses)/gains from changes in fair value	**(269.2)**	7.0	**(339.4)**	6.5
Losses transferred to net income due to impairment	**178.3**	–	**178.3**	–
Net profits on disposal transferred to net income	**(41.7)**	(45.1)	**(40.1)**	(21.1)
Current income taxes	**61.1**	3.3	**61.1**	3.3
Deferred income taxes	**(23.0)**	7.5	**(2.5)**	1.1
Restatement of deferred tax liability from 30%	**2.1**	–	**0.7**	–
Balance at 31 December	**(93.7)**	(1.3)	**(144.2)**	(2.3)

b) Hedging reserve – cash flow hedges

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Balance at 1 January	**–**	–	**–**	–
Amounts recognised in equity	**(48.7)**	–	**(48.7)**	–
Amounts transferred to interest payable	**19.3**	–	**19.3**	–
Current income taxes	**(0.4)**	(0.4)	**(0.4)**	(0.4)
Deferred income taxes	**0.4**	0.4	**0.4**	0.4
Restatement of deferred tax liability from 30%	**0.2**	–	**0.2**	–
Balance at 31 December	**(29.2)**	–	**(29.2)**	–

Total other reserves

	Group 2007	Group 2006	Company 2007	Company 2006
At 31 December	**(122.9)**	(1.3)	**(173.4)**	(2.3)

40. Retained earnings

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Balance at 1 January	**1,641.6**	1,426.5	**1,519.0**	1,314.2
(Loss)/profit for the year	**(243.5)**	394.5	**(263.8)**	384.2
Dividends paid (see note 15)	**(132.8)**	(132.3)	**(132.8)**	(132.3)
Adjustment in respect of own shares	**(34.5)**	(20.6)	**(34.5)**	(20.6)
Net actuarial gains/(losses) from changes in fair value of pension scheme assets and liabilities	**29.5**	(16.5)	**29.5**	(16.5)
Current income taxes on actuarial gains	**7.9**	–	**7.9**	–
Deferred income taxes on actuarial gains/(losses)	**(16.6)**	4.9	**(16.6)**	4.9
Deferred income taxes on actuarial gains – restatement of deferred tax liability from 30%	**0.3**	–	**0.3**	–
Reallocation of other reserves	**–**	(14.9)	**–**	(14.9)
Balance at 31 December	**1,251.9**	1,641.6	**1,109.0**	1,519.0

The amounts deducted from the retained earnings in respect of own shares, which are held at cost, are as follows:

	Group and Company	
	2007	2006
	£m	£m
Own shares in relation to employee share schemes	**94.2**	75.8

Movements in the amount deducted from retained earnings in respect of own shares are as follows:

	2007	2006
	£m	£m
At 1 January	**75.8**	42.5
Purchases of shares	**31.6**	45.3
Use of shares on exercise of employee options and for other employee share plans	**(13.2)**	(12.0)
	94.2	75.8

The charge to retained earnings is as follows:

	2007	2006
	£m	£m
Value of employee services	**0.5**	13.9
Cash received on exercise of employee options and for other employee share plans	**1.7**	6.6
Deferred income tax impact of share based payments	**(5.1)**	2.8
Current income tax impact of share based payments	**–**	1.4
Purchase of shares	**(31.6)**	(45.3)
	(34.5)	(20.6)

41. Financial risk management

A) Financial Risk Management

The principal financial risks that the Group manages are as follows:

- Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers and counterparties to meet their obligations.
- Market risk: the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group.
- Liquidity risk: the risk that the Group is unable to meet its obligations as they fall due.
- Operational risk: the risk arising from the Group's internal processes, people or systems, or from external events.

The Board of Directors is responsible for determining strategies and policies for the Group. The Risk Committee, a sub-committee of the Board, is responsible for the definition and oversight of the Risk Management Framework ('RMF'). As such the Committee is charged with reviewing the key risks inherent in the business and assessing procedures for the identification, measurement and control of key risk exposures to ensure that they remain appropriate to the Group's business mix and strategic objectives. It is also responsible for approving public disclosures of risk information and ensuring that the Group complies with regulatory requirements relating to risk management. The Risk Committee reports to the Board, making recommendations as appropriate on all significant matters relating to the Group's risk policies.

The Board is responsible for the ultimate approval of risk limits but delegates the articulation of risk appetite to the Management Board Asset and Liability Committee ("Management Board"). The Management Board is responsible for strategic management of the RMF which includes the setting and review of risk appetite and, where appropriate, the taking of remedial action to ensure the Group's balance sheet and liquidity risk profiles remain in line with stated risk and strategic objectives. Risk appetite is set for market and credit risk using limits at portfolio, product and counterparty level. Liquidity risk is managed with reference to minimum funding requirements as set out in the liquidity risk policy. Operational risk is managed at the business unit level, measuring performance against tolerance limits relating to failure rates. Risk appetite is assessed against regular controls and stress testing to ensure that limits are not compromised and policies and procedures are reviewed annually to ensure they reflect changes in market conditions and product and service offerings.

41. Financial risk management (continued)

The Director of Risk works with management to identify and assess the key risk exposures of existing and new business activities, and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of its particular risk exposures and implementing risk management policies and procedures agreed by the Board.

The Audit Committee, independent from the Risk Committee and comprised of Non-Executive Directors of the Group, is responsible for reviewing the internal control systems on behalf of the Board. This includes risk management systems and processes and the effectiveness of the internal audit function. It is also responsible for consideration of the impact of new legislation on the Group's risk profile and risk management.

i) Credit risk

Credit risk is the risk of loss if another party fails to meet its financial obligations to the Group, including failing to perform them in a timely manner. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts.

The objective of credit risk management is to enable the Group to maintain credit risk exposure in line with approved risk appetite.

Credit risk is managed through the establishment of appropriate lending policies (by the Board) which are implemented through the Risk Management Framework (defined by the Risk Committee) and monitored by the Management Board.

Credit Approval Process

Retail

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment, approval and management.

The customer loan risk management process incorporates credit scoring systems to assess the credit risk associated with residential mortgage loans and unsecured loans, with operational limits set at both individual transaction and portfolio levels. Credit risk is assessed both at the point of granting a loan, and also throughout the life of the loan. Factors taken into consideration to mitigate the extent of credit risk at origination include:

- Emphasis on next time buyers and remortgage customers relative to first time buyers

  In our experience, customers who have proven mortgage repayment records offer a lower level of risk.

- Loan size

  Our policy matches maximum LTV ratios with permissible property values. Loans up to £300,000 attract a maximum LTV of 95%, whereas loans over £300,000 attract a maximum LTV of 90%.

- Geographical spread

  Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographical region.

- Size of loan relative to the value of the property

  Our current policy is for at least 65% of new residential mortgage lending in any one year to have LTVs of 90% or lower.

- Probability of Default ("PD") and Loss Given Default ("LGD")

  PD and LGD limits have been established for our lending portfolios to ensure that the percentage of exposures falling into the highest risk bands is limited.

Changes to lending criteria

Following the introduction of separate credit scoring models for Standard, Together and Buy-To-Let lending in March 2007, and in response to a decline in the quality and number of applications, especially from September 2007 onwards, a number of actions have been taken in order to restrict lending to higher risk customers. Changes included the restriction of maximum unsecured Together loans by way of credit score, a reduction in the maximum term for unsecured lending, a reduction in maximum LTV thresholds for new build flats and a reduction in income multiples for new residential lending.

Treasury

Within the Group Treasury function, the overall policy is to minimise credit risk using operational credit limits, credit authorisation and credit control and review. Credit limits authorised by Management Board and approved by the Board are established for specified counterparties and are continually monitored to ensure that actual exposures do not exceed authorised levels.

Group limits have been established to ensure that the Group does not exceed its exposure to either a single counterparty or group of closely related counterparties. Country limits have been incorporated to ensure that the Group does not exceed its exposure in a geographical region. Master netting agreements are in place with all derivative counterparties. In addition most of the exposures created by derivatives are mitigated using collateral agreements negotiated with derivative counterparties. Other techniques (including margining, credit breaks, compounding, termination and credit derivatives) are used periodically to mitigate the credit risk associated with particular transactions or group of transactions.

Credit Risk Models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk models used by the Group can be broadly grouped into two categories:

- PD/customer credit grade – these models assess the probability that a customer will fail to make full and timely repayment of credit obligations over a time horizon. Each customer is assigned a score which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular customer characteristics. The credit grading models use a combination of quantitative inputs, such as recent financial performance, credit bureau data and customer behaviour.

- LGD – these models estimate the expected loss that may be suffered by the Group on a credit facility in the event of default. The Group's LGD models take into account the type of borrower and any security held.

41. **Financial risk management** (continued)

Credit Risk Modelling Governance

The Management Board has delegated the day to day governance of credit models to the Retail Credit Risk Approval Group and Treasury Credit Risk Approval Group. These Groups comprise senior members from Credit, Group Risk, Treasury, Finance and Marketing and are responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere.
- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.
- Developing credit risk models appropriate for the types of borrower and obtaining approval from the Management Board for their implementation.
- Validating the models on at least an annual basis and submitting documentation of these validations to the Management Board with appropriate recommendations on recalibration, where applicable.
- Obtaining approval from the Management Board for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

Changes to risk models in the period

In March 2007 new models were introduced for use in the residential lending and personal credit portfolios. Separate scorecards (models using qualitative and quantitative data to accept/reject lending applications), developed by the Credit Risk Modelling Group and approved by the Management Board, were implemented for Standard, Together and Buy To Let lending. This enables separate factors to be used for each scorecard which further ensures that only suitable quality applicants are offered a loan.

Maximum exposure to credit risk as at 31 December

	2007 **£m**	2006 £m
On balance sheet		
Cash and balances with central banks	**190.2**	956.0
Derivative financial instruments	**2,241.0**	871.3
Loans and advances to banks	**1,292.5**	5,621.3
Loans and advances to customers	**98,834.6**	86,796.1
Investment securities	**6,108.7**	6,630.4
	108,667.0	100,875.1
Off balance sheet		
Loan commitments	**6,010.8**	5,017.6

Loans and advances by credit quality:

2007	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m	Unsecured investment loans £m
Neither past due nor impaired	1,292.5	88,480.5	305.4	6,797.8	295.3
Past due but not impaired	–	2,153.9	0.9	199.7	-
Impaired	–	143.3	9.6	353.1	95.1
	1,292.5	90,777.7	315.9	7,350.6	390.4

2006	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m	Unsecured investment loans £m
Neither past due nor impaired	5,621.3	75,676.5	1,506.4	6,919.6	556.5
Past due but not impaired	–	1,672.3	23.5	180.1	–
Impaired	–	53.9	30.0	177.3	-
	5,621.3	77,402.7	1,559.9	7,277.0	556.5

41. Financial risk management (continued)

The credit quality of loans neither past due nor impaired may be assessed by reference to the internal ratings and probability of default bandings allocated to loans by the Company's internal credit assessment models as set out in the tables below:

	2007 Loans and advances to banks £m	2007 Unsecured investment loans £m	2006 Loans and advances to banks £m	2006 Unsecured investment loans £m
AAA	-	-	11.4	-
AA+	-	-	990.0	-
AA	448.0	-	776.2	-
AA-	456.3	-	930.5	-
A+	152.8	-	1,106.4	-
A	234.4	-	1,404.3	-
A-	-	-	342.5	-
BBB+	-	-	15.0	-
BBB	-	86.6	26.0	457.9
BBB-	1.0	208.7	16.0	92.9
BB+	-	-	2.0	-
B	-	-	1.0	-
Not rated	-	-	-	5.7
	1,292.5	295.3	5,621.3	556.5

	2007 Residential mortgage loans £m	2007 Unsecured personal loans £m	2006 Residential mortgage loans £m	2006 Unsecured personal loans £m
PD band				
Risk 1 – very low risk	73,780.2	4,315.4	60,899.6	4,208.7
Risk 2 – low risk	6,767.4	1,641.6	8,053.4	1,894.9
Risk 3 – medium risk	3,499.0	696.5	3,434.4	679.9
Risk 4 – high risk	4,433.9	144.3	3,289.1	136.1
	88,480.5	6,797.8	75,676.5	6,919.6

The Group does not operate internal risk assessment models for commercial mortgage loans due to the small scale of its commercial lending operations. Details of the risk profiles of commercial mortgage lending can be found in the tables on page 92 relating to loan to value ratios and loan sizes.

The credit quality of available for sale securities by reference to credit ratings is set out in the table below:

	2007 £m	2006 £m
AAA	3,449.4	3,505.4
AA+	2.9	126.6
AA	313.1	381.4
AA-	474.0	279.1
A+	298.3	475.0
A	721.5	724.2
A-	274.4	613.0
BBB+	125.2	47.4
BBB	149.1	191.3
BBB-	12.6	4.1
BB+	35.7	-
BB	27.7	-
B	2.2	-
D	0.1	0.2
Not Rated	116.5	162.4
Total	6,002.7	6,510.1

41. **Financial risk management** (continued)

Past due not impaired loans:

2007	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m
Up to one month	-	-	-	-
In one to three months	-	1,616.8	-	171.7
In three to six months	-	344.8	0.9	13.8
Over six months	-	192.3	-	14.2
	-	2,153.9	0.9	199.7

2006	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Unsecured personal loans £m
Up to one month	-	-	-	-
In one to three months	-	1,316.4	3.7	152.7
In three to six months	-	275.0	16.8	14.1
Over six months	-	80.9	3.0	13.3
	-	1,672.3	23.5	180.1

Renegotiated loans that would otherwise be past due or impaired at 31 December 2007 amounted to £193.2m (2006 £211.5m). These are all included within residential mortgage loans and include £10.3m (2006 £9.0m) of loans which prior to renegotiation were included within unsecured personal loans.

Collateral

Due to the nature of the Group's exposures (comprising primarily residential mortgages), the only collateral held against credit risk was that in respect of the counterparty risk arising on derivative transactions (in the form of cash) and in respect of residential and commercial lending (in the form of mortgage interests over residential and commercial property). Valuations on residential and commercial property are carried out on a quarterly basis. Cash collateral held against counterparty credit risk at 31 December 2007 amounted to £391.7m (2006 £396.4m), and residential and commercial property held amounted to £164,628.2m (2006 £143,593.5m). The table below shows an estimate of the fair value of collateral held against financial assets.

2007	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Derivative financial instruments £m
Neither past due nor impaired				
Property	-	161,084.4	419.4	-
Cash	-	-	-	391.7
Other	-	-	-	-
Past due but not impaired				
Property	-	2,985.3	1.1	-
Cash	-	-	-	-
Other	-	-	-	-
Impaired				
Property	-	133.3	4.7	-
Cash	-	-	-	-
Other	-	-	0.5	-
Total	-	164,203.0	425.7	391.7

41. Financial risk management (continued)

2006	Loans and advances to banks £m	Residential mortgage loans £m	Commercial mortgage loans £m	Derivative financial instruments £m
Neither past due nor impaired				
Property	-	138,751.7	2,395.3	-
Cash	-	-	-	396.4
Other	-	-	-	-
Past due but not impaired				
Property	-	2,356.1	29.0	-
Cash	-	-	-	-
Other	-	-	-	-
Impaired				
Property	-	49.6	11.8	-
Cash	-	-	-	-
Other	-	-	0.5	-
Total	-	141,157.4	2,436.6	396.4

Impairment

The definition of impairment includes qualitative assessments and is administered differently according to the type of exposure. Broadly, a loan or portfolio of loans is considered to be impaired if there is observable data at the balance sheet date that a combination of the following events has occurred:

- Significant financial difficulty of the customer.
- A breach of contract, such as default or delinquency in interest or principal payments.
- Northern Rock, for economic or legal reasons relating to the borrower's financial difficulty, granting to the customer a concession that the lender would not otherwise consider.
- It becoming probable that the borrower will enter bankruptcy or other financial reorganisation.
- Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans since the origination of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including
  - adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments)
  - national or local economic conditions that correlate with defaults on the assets in the group (e.g. an increase in the unemployment rate in the geographical area of the borrowers, a decrease in property prices for loans in the relevant area, or adverse changes in industry conditions that affect the borrowers in the group)

In the retail mortgage portfolio individual impairments occur in cases where the Group has taken possession of the property. In such circumstances disposal of the property occurs as soon as possible as UK law does not permit the holding of this asset to wait for property values to change. Moreover the property must be sold at fair value so discounted internal selling (whereby the Group would class it as a rental property) is not permitted. Commercial loans usually require reporting by the borrower on specified financial conditions. This allows management to monitor the financial condition of the borrower closely and because of the smaller number of loans and their greater balances relative to their retail counterparts each is individually assessed by the Monitoring and Review section of the Commercial Finance department.

Concentration risk

Concentration risk is managed at portfolio, product, and counterparty levels. This is carried out through the application of limits relating to geographical spread, the size of loan relative to property value (at counterparty and portfolio levels) and the concentration of borrowers in each risk band.

The following table breaks down the Group's main credit exposures by geographical region at their carrying amounts. Exposures are allocated to regions based on the country of domicile of the counterparty:

2007	UK £m	Europe £m	US £m	Other countries £m	Total £m
Derivative financial instruments	639.6	954.5	494.3	152.6	2,241.0
Loans and advances to banks	958.1	223.7	110.7	-	1,292.5
Loans and advances to customers					
Residential mortgage lending	90,777.7	-	-	-	90,777.7
Other secured lending	315.9	-	-	-	315.9
Unsecured lending	7,741.0	-	-	-	7,741.0
Available for sale securities	3,720.3	1,772.9	335.2	174.3	6,002.7
Assets held at fair value through the income statement	65.6	40.4	-	-	106.0
	104,218.2	2,991.5	940.2	326.9	108,476.8

41. Financial risk management (continued)

2006	UK £m	Europe £m	US £m	Other countries £m	Total £m
Derivative financial instruments	327.4	315.5	168.9	59.5	871.3
Loans and advances to banks	3,489.1	1,886.4	245.8	-	5,621.3
Loans and advances to customers					
Residential mortgage lending	77,402.7	-	-	-	77,402.7
Other secured lending	1,559.9	-	-	-	1,559.9
Unsecured lending	7,833.5	-	-	-	7,833.5
Available for sale securities	4,277.3	1,499.2	465.4	268.2	6,510.1
Assets held at fair value through the income statement	73.6	46.7	-	-	120.3
	94,963.5	3,747.8	880.1	327.7	99,919.1

LTV (%) – Value as of financial year end	Residential mortgage loans		Commercial mortgage loans	
	2007 £m	2006 £m	**2007 £m**	2006 £m
<70%	**39,714.2**	33,012.4	**72.9**	581.4
70%–75%	**9,024.9**	7,690.6	**61.7**	306.0
75%–80%	**10,756.7**	9,200.9	**127.2**	341.4
80%–85%	**11,214.5**	9,855.3	**48.4**	285.5
85%–90%	**9,500.7**	9,682.1	**0.3**	21.7
90%–95%	**6,033.1**	5,712.6	**-**	-
95%–100%	**4,101.8**	2,138.9	**-**	-
>100%	**431.8**	109.9	**5.4**	23.9
	90,777.7	77,402.7	**315.9**	1,559.9

Loan size by outstanding balance	Residential mortgage loans	
	2007 £m	2006 £m
£0–£100k	**22,801.9**	23,595.3
£100–£250k	**47,622.2**	40,370.6
£250–£500k	**13,428.6**	9,860.6
£500k–£1m	**4,675.5**	2,513.6
£1m–£2.5m	**1,695.0**	629.2
>£2.5m	**554.5**	433.4
	90,777.7	77,402.7

	Commercial mortgage loans	
	2007 £m	2006 £m
£0–£500k	**11.0**	115.0
£500k–£1m	**9.9**	96.4
£1m–£5m	**67.3**	444.9
£5m–£10m	**74.7**	294.6
£10m–£25m	**63.9**	309.3
>£25m	**89.1**	299.7
	315.9	1,559.9

41. Financial risk management (continued)

ii) Market Risk

Market risk is the risk of variability in the value of financial instruments caused by changes in market prices.

Use of Derivatives

The Board has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge economic risk exposure, and the Group takes no speculative positions in derivatives.

The Group is authorised to use a number of derivative instruments to reduce interest rate risk and currency risk. These include interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. Where either a balance sheet derivative instrument or an alternative balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument that optimises the following conditions:

- minimise capital utilisation;
- maximise income or minimise cost;
- maximise liquidity;
- minimise administrative and accounting complexity; and
- minimise the Group's tax liability.

The benefits of using derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

Analysis of Activities and Related Derivative Instruments

The following table sets out activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives available for use in economically managing such risks.

Activity	Risk	Type of derivative/risk mitigation activity
Variable rate lending	Reduced profitability due to falls in short-term interest rates	Receive fixed interest rate swaps Purchase interest rate options Sell forward rate agreements
Fixed rate lending	Sensitivity to increases in interest rates Sensitivity to decreases in medium/long-term interest rates, resulting in prepayments	Pay fixed interest rate swaps Purchase interest rate caps Impose early repayment penalty charges
Fixed rate mortgage pipeline	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Fixed rate retail and wholesale funding	Sensitivity to falls in short-term interest rates	Receive fixed interest rate swaps
Fixed rate asset investments	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Re-financing of wholesale funding	Sensitivity to increase in interest rates	Sell bond futures Purchase forward rate agreements Sell interest rate futures
Investment in foreign currency assets	Sensitivity to strengthening of sterling against other currencies	Cross-currency swaps Foreign currency funding
Issuance of bonds in foreign currencies	Sensitivity to weakening of sterling against other currencies	Cross-currency swaps
Interest earned on foreign currency denominated debt securities Purchase currency options	Sensitivity to strengthening of sterling against other currencies	Forward foreign exchange contracts

Interest rate risk

The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities.

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic re-pricing of assets and liabilities. Northern Rock also offers fixed rate residential mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock reduces the mismatch of the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

41. Financial risk management (continued)

The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date. Amounts shown in respect of loans and advances to customers include fair value adjustments of portfolio hedging.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	113.2	-	-	-	-	77.0	190.2
Loans and advances to banks	1,292.5	-	-	-	-	-	1,292.5
Loans and advances to customers	26,599.4	7,960.0	17,340.0	44,175.4	2,943.7	-	99,018.5
Investment securities	4,035.3	213.2	58.7	989.5	812.0	-	6,108.7
Other assets including derivatives	-	-	-	-	-	2,711.1	2,711.1
Total assets	32,040.4	8,173.2	17,398.7	45,164.9	3,755.7	2,788.1	109,321.0
Liabilities							
Loans from central bank	28,473.0	-	-	-	-	-	28,473.0
Deposits by banks	692.7	43.5	8.0	-	-	-	744.2
Customer accounts	7,629.3	1,150.8	1,787.2	995.5	-	-	11,562.8
Debt securities in issue	51,018.5	51.0	60.5	3,969.4	6,541.9	-	61,641.3
Subordinated liabilities	-	-	-	541.8	620.0	-	1,161.8
Tier one notes	-	-	-	-	207.6	-	207.6
Other liabilities including derivatives	-	-	-	-	-	2,831.0	2,831.0
Shareholders' equity	-	-	-	-	-	1,663.5	1,663.5
Non shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	87,813.5	1,245.3	1,855.7	5,506.7	7,369.5	5,530.3	109,321.0
Notional values of derivatives affecting interest rate sensitivity	(52,667.8)	6,095.9	14,872.0	37,693.6	(5,993.7)	-	-
	35,145.7	7,341.2	16,727.7	43,200.3	1,375.8	5,530.3	109,321.0
Total interest rate sensitivity gap	(3,105.3)	832.0	671.0	1,964.6	2,379.9	(2,742.2)	-
Cumulative interest rate sensitivity gap	(3,105.3)	(2,273.3)	(1,602.3)	362.3	2,742.2	-	-

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non interest bearing funds £m	Total £m
Assets							
Cash and balances with central banks	890.9	-	-	-	-	65.1	956.0
Loans and advances to banks	5,483.8	122.5	15.0	-	-	-	5,621.3
Loans and advances to customers	26,062.9	4,712.1	10,161.6	42,933.1	2,603.0	-	86,472.7
Investment securities	4,649.0	55.3	461.5	981.0	483.6	-	6,630.4
Other assets including derivatives	-	-	-	-	-	1,330.2	1,330.2
Total assets	37,086.6	4,889.9	10,638.1	43,914.1	3,086.6	1,395.3	101,010.6
Liabilities							
Deposits by banks	1,991.8	88.4	53.0	3.0	-	-	2,136.2
Customer accounts	19,923.0	1,422.4	3,688.7	1,833.5	-	-	26,867.6
Debt securities in issue	49,491.3	1,025.6	1,400.0	7,889.4	4,488.0	-	64,294.3
Subordinated liabilities	-	-	-	291.6	470.8	-	762.4
Tier one notes	-	-	-	-	209.4	-	209.4
Other liabilities including derivatives	-	-	-	-	-	3,530.1	3,530.1
Shareholders' equity	-	-	-	-	-	2,174.8	2,174.8
Non shareholders' equity	-	-	-	-	-	1,035.8	1,035.8
Total liabilities	71,406.1	2,536.4	5,141.7	10,017.5	5,168.2	6,740.7	101,010.6
Notional values of derivatives affecting interest rate sensitivity	(29,057.4)	684.3	2,781.9	28,717.3	(3,126.1)	-	-
	42,348.7	3,220.7	7,923.6	38,734.8	2,042.1	6,740.7	101,010.6
Total interest rate sensitivity gap	(5,262.1)	1,669.2	2,714.5	5,179.3	1,044.5	(5,345.4)	-
Cumulative interest rate sensitivity gap	(5,262.1)	(3,592.9)	(878.4)	4,300.9	5,345.4	-	-

41. Financial risk management (continued)

A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on 31 December 2007 would result in a decrease of £25.0m (2006 £118.9m) and an increase of £22.8m (2006 £113.6m), respectively, in planned net interest income for the twelve months to 31 December 2008.

A separate sensitivity calculation is carried out for the fixed mortgage book, with the parallel shift figure (81bps for 31 December 2007, 53 bps for 31 December 2006) based on the average of 3 month swap volatilities over the maturity profile of the portfolio. It is this measure upon which specific counterparty and aggregated limits are managed for the fixed mortgage book.

Changes to market risk management in the period

During 2007, interest rate sensitivity was split into two components: "Actual" based on completed fixed rate lending showing a sensitivity of £(13.4)m at 31 December 2007, and "Forecast" based on potential exposures in currently open tranches which showed a sensitivity of £(15.0)m at 31 December 2007. This was added to the Management Board and Risk Committee reporting at the end of August and provides greater transparency throughout the life cycle of the trade. Furthermore to enable intra-period comparisons a 25bp shift calculation for the fixed mortgage book has been introduced.

	100bp sensitivity (all) £m	100bp sensitivity (fixed rate mortgages) £m	Market adjusted sensitivity (2007 – 81bp, 2006 – 53 bp, fixed rate mortgages) £m	Market adjusted sensitivity (25bp, fixed rate mortgages) £m
2007	**(25.0)**	**(16.3)**	**(13.4)**	**(4.1)**
2006	(118.9)	(157.5)	(75.2)	(39.4)

iii) Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from current and expected assets, liabilities and derivatives.

The Group's liquidity policy endeavours to ensure that it is able to meet retail withdrawals, repay wholesale funds as they fall due, and meet current lending requirements. It also endeavours to ensure that the Group meets FSA liquidity rules, which require the Group to be able to meet its sterling obligations without recourse to the wholesale money markets for a period of at least five business days.

The Group has approved a Liquidity and Treasury Assets Policy Statement which the Board reviews annually, and on a more frequent basis if any significant changes are proposed or required.

As well as approving the types of liquid asset that may be held, the Liquidity and Treasury Assets Policy Statement sets out approved operational limits and establishes operational guidelines for managing the Group's liquidity risk. The Treasury Director monitors liquidity on a daily basis, using daily cash flow liquidity and sterling stock liquidity reports, together with daily movement reports, portfolio analyses and maturity profiles. The Management Board receives monthly liquidity reports analysing the liquid assets and showing the percentages of assets held in each asset type.

Concerns about credit exposure in financial markets began to surface in the summer of 2007 and credit spreads (the cost of credit) increased. The announcement by a major US investment bank of difficulties in one of its investment conduits and subsequent similar announcements by other banks led to a serious disruption in the medium term funding markets on 9 August 2007. This quickly led to severe restrictions in the liquidity of the short term wholesale markets. Despite these restrictions during August and early September 2007 Northern Rock continued to fund in the short dated wholesale markets and maintained significant balances of liquid assets.

In the week commencing 10 September 2007, despite the fact that the Company continued to raise funds at shorter durations, the general tightening of longer term liquidity and the closure of the securitisation and medium term markets meant it was necessary to arrange a facility in case such markets failed to reopen. Therefore an approach was made to the Bank of England to provide a loan facility to the Group.

The table below shows the liquidity situation before and following Bank of England funding.

Liquidity Summary

	Operational Limits	**31 December 2007**	30 June 2007	31 December 2006
Liquidity (% of total assets)				
Cash flow	Minimum 8%	**0.2%**	8.0%	7.5%
Sterling Stock		**2.5%**	5.1%	3.9%
Investment Assets	Maximum 20%	**7.1%**	7.5%	7.0%
Treasury Liquid Assets		**9.8%**	20.6%	18.4%
Other Liquid Assets		**0.8%**	1.2%	1.2%
Total Liquidity		**10.6%**	21.8%	19.6%

41. Financial risk management (continued)

Non derivative cash flows

The table below analyses the Group's non derivative cash flows payable into relevant maturity groupings based on the remaining period at balance sheet date to contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows. These differ from balance sheet values due to the effects of discounting on certain balance sheet items and due to the inclusion of contractual future interest flows.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Liabilities						
Loans from central bank	28,869.0	-	-	-	-	28,869.0
Deposits by banks	555.7	5.2	12.9	171.1	38.9	783.8
Customer accounts	8,237.5	1,059.5	1,724.2	945.5	-	11,966.7
Debt securities in issue	4,808.1	4,026.5	7,285.1	44,740.8	11,903.7	72,764.2
Subordinated liabilities	77.8	12.0	26.2	300.8	1,478.9	1,895.7
Tier one notes	-	-	14.1	56.4	411.6	482.1
	42,548.1	5,103.2	9,062.5	46,214.6	13,833.1	116,761.5

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Liabilities						
Loans from central bank	-	-	-	-	-	-
Deposits by banks	1,843.7	93.4	59.5	169.4	38.7	2,204.7
Customer accounts	20,387.8	1,552.2	3,821.4	1,856.6	-	27,618.0
Debt securities in issue	11,851.0	3,976.6	6,310.3	40,457.1	12,777.6	75,372.6
Subordinated liabilities	36.4	1.2	15.3	211.4	1,091.7	1,356.0
Tier one notes	-	-	14.1	56.4	425.7	496.2
	34,118.9	5,623.4	10,220.6	42,750.9	14,333.7	107,047.5

Derivative cash flows

The following table analyses cash flows for the Group's derivative financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows. Derivatives included within this analysis are single currency interest rate swaps.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges	(2.5)	(1.4)	0.2	(10.0)	(5.3)	(19.0)
Derivatives in accounting hedge relationships	42.8	(5.3)	(65.5)	(355.6)	(5.0)	(388.6)
	40.3	(6.7)	(65.3)	(365.6)	(10.3)	(407.6)

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges	(20.5)	(18.5)	33.3	2.9	(7.6)	(10.4)
Derivatives in accounting hedge relationships	(17.5)	(16.5)	24.5	(9.1)	0.2	(18.4)
	(38.0)	(35.0)	57.8	(6.2)	(7.4)	(28.8)

41. Financial risk management (continued)

The following table analyses cash flows for the Group's derivatives financial liabilities that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

Derivatives included within this analysis are cross currency interest rate swaps and forward currency contracts.

2007	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges						
Outflows	(1,667.0)	(1,407.3)	(3,093.2)	(13,908.7)	(1,026.1)	(21,102.3)
Inflows	1,459.0	1,265.0	2,750.3	13,234.7	998.1	19,707.1
Derivatives in accounting hedge relationships						
Outflows	(48.8)	(20.1)	(36.9)	(299.1)	(1,905.8)	(2,310.7)
Inflows	26.6	0.6	58.4	255.9	1,993.7	2,335.2
Total outflows	(1,715.8)	(1,427.4)	(3,130.1)	(14,207.8)	(2,931.9)	(23,413.0)
Total inflows	1,485.6	1,265.6	2,808.7	13,490.6	2,991.8	22,042.3

2006	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Derivatives in economic but not accounting hedges						
Outflows	(8,069.8)	(2,422.8)	(4,626.2)	(26,624.3)	(3,184.3)	(44,927.4)
Inflows	7,696.5	2,222.1	4,022.9	25,550.6	3,150.0	42,642.1
Derivatives in accounting hedge relationships						
Outflows	(71.9)	(103.7)	(151.1)	(2,653.3)	(4,624.0)	(7,604.0)
Inflows	54.3	69.6	109.7	2,451.4	4,856.0	7,541.0
Total outflows	(8,141.7)	(2,526.5)	(4,777.3)	(29,277.6)	(7,808.3)	(52,531.4)
Total inflows	7,750.8	2,291.7	4,132.6	28,002.0	8,006.0	50,183.1

Off balance sheet items

Loan commitments

Contractual amounts to which the Group is committed for extension of credit to customers are summarised in the table below.

Operating lease commitments

Minimum future lease payments under non-cancellable operating leases are summarised in the table below.

Capital commitments

Capital commitments for the acquisition of buildings and equipment are summarised in the table below.

2007	Within one year £m	In one to five years £m	Over five years £m	Total £m
Loan commitments	1,596.9	10.0	4,403.9	6,010.8
Operating lease commitments				
Land and buildings	0.4	1.2	3.9	5.5
Other operating leases	-	4.8	-	4.8
Capital commitments	42.0	7.4	-	49.4
	1,639.3	23.4	4,407.8	6,070.5

2006	Within one year £m	In one to five years £m	Over five years £m	Total £m
Loan commitments	2,076.3	10.0	2,931.3	5,017.6
Operating lease commitments				
Land and buildings	0.2	0.8	3.8	4.8
Other operating leases	-	4.0	-	4.0
Capital commitments	31.0	14.9	-	45.9
	2,107.5	29.7	2,935.1	5,072.3

41. Financial risk management (continued)

Currency risk

Currency risk arises as a result of the Group having assets, liabilities and derivative items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding.

In addition to raising funds through sterling money markets, capital markets and the domestic retail savings market, the Group raises funds through issuing non-sterling denominated commercial paper, certificates of deposit, medium-term debt securities (including securitised notes and covered bonds) and retail funds. The Group's policy is to mitigate any exchange rate exposures by using cross currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency.

As a consequence of the funding problems experienced in September 2007 the Group has been unable to replace maturing funding with new funds in the same currency, and consequently there is some exposure to foreign currency movements. Various actions have been taken, including the use of currency forward transactions, to mitigate the risk as far as possible. At 31 December 2007, liabilities exceeded assets in US$, after taking into account foreign currency derivatives, by $996.8m (£501.5m). Assets exceeded liabilities denominated in € at the same date by €934.1m (£685.7m), after taking into account foreign currency derivatives. As a result of these currency exposures, the Group had foreign currency gains of £130m in 2007. The Group was sensitive to exchange rate gains and losses of £2.5m for each 1¢ movement in the £:US$ exchange rate at 31 December 2007, and of £5.2m for each 1¢ movement in the £:€ exchange rate at the same date.

The table below gives values of assets and liabilities at sterling carrying values denominated in different currencies at the balance sheet date.

2007	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	13.3	-	13.3
Loans and advances to banks	545.1	235.3	175.8	956.2
Loans and advances to customers	120.2	270.5	-	390.7
Investment securities	404.7	1,562.3	-	1,967.0
Other assets	4.8	6.3	1.8	12.9
Total assets	1,074.8	2,087.7	177.6	3,340.1
Liabilities				
Deposits by banks	191.7	356.5	-	548.2
Customer accounts	2.1	441.1	179.9	623.1
Debt securities in issue	20,620.4	25,203.7	1,367.4	47,191.5
Other liabilities	33.9	195.3	3.0	232.2
Total liabilities	20,848.1	26,196.6	1,550.3	48,595.0
Notional values of derivatives affecting currency exposures	(19,271.8)	(24,794.6)	(1,368.4)	(45,434.8)
	1,576.3	1,402.0	181.9	3,160.2
Net position	(501.5)	685.7	(4.3)	179.9

2006	US$ £m	€ £m	Other £m	Total £m
Assets				
Cash and balances with central banks	-	28.6	-	28.6
Loans and advances to banks	649.7	79.1	-	728.8
Loans and advances to customers	342.3	214.2	-	556.5
Investment securities	623.7	1,309.0	-	1,932.7
Other assets	5.2	1.9	-	7.1
Total assets	1,620.9	1,632.8	-	3,253.7
Liabilities				
Deposits by banks	1,127.6	325.6	-	1,453.2
Customer accounts	1,044.3	1,650.0	-	2,694.3
Debt securities in issue	22,134.1	23,774.1	1,536.2	47,444.4
Other liabilities	176.1	229.6	5.3	411.0
Total liabilities	24,482.1	25,979.3	1,541.5	52,002.9
Notional value of derivatives affecting currency exposures	(22,804.6)	(24,567.9)	(1,537.0)	(48,909.5)
	1,677.5	1,411.4	4.5	3,093.4
Net position	(56.6)	221.4	(4.5)	160.3

41. Financial risk management (continued)

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Assets are presented at bid prices, whereas offer prices are used for liabilities. The accounting policy note sets out the key principles for estimating the fair values of financial instruments. This note provides some additional information in respect of financial instruments carried at amortised cost. Similar additional information in respect of instruments carried at fair value is included in the respective note for the instrument.

	Carrying value		Fair value	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Financial assets				
Cash and balances with central banks	**190.2**	956.0	**190.2**	956.0
Loans and advances to banks	**1,292.5**	5,621.3	**1,292.5**	5,621.3
Loans and advances to customers	**98,834.6**	86,796.1	**95,831.5**	85,094.7
Financial liabilities				
Loans from central bank	**28,473.0**	-	**28,473.0**	-
Deposits by banks	**744.2**	2,136.2	**744.2**	2,136.0
Customer accounts	**11,562.8**	26,867.6	**11,574.3**	26,866.2
Debt securities in issue	**61,641.3**	64,294.3	**58,306.0**	64,294.3
Subordinated liabilities	**1,161.8**	762.4	**803.2**	861.3
Tier one notes	**207.6**	209.4	**130.3**	229.6

Valuation methods for calculations of fair values in this table are set out below:

Cash and balances with central banks

Fair value approximates to carrying value because they have minimal credit losses and are either short term in nature or re-price frequently.

Loans and advances to banks

Fair value was estimated by using discounted cash flows applying either market rates where practicable or rates offered by other financial institutions for loans with similar characteristics. The fair value of floating rate placements, fixed rate placements with less than six months to maturity and overnight deposits is their carrying amount.

Loans and advances to customers

The Group provides loans of varying rates and maturities to customers. The fair value of loans with variable interest rates is considered to approximate to carrying value. For loans with fixed interest rates, fair value was estimated by discounting cash flows using market rates or rates normally offered by the Group. The increase in interest rates since the majority of these loans were originated means that their fair value is below their carrying value. However, as the Group's policy is to hedge fixed rate loans in respect of interest rate risk (see pages 69 and 70), this does not indicate that the Group has an exposure to this difference in value. The carrying value of unsecured investment loans approximates the fair value due to the impairment of these assets in the year (see note 10) to the value of the future expected cash flows.

Loans from central bank, deposits by banks and customer accounts

Fair values of deposit liabilities repayable on demand or with variable interest rates are considered to approximate to carrying value. The fair value of fixed interest deposits with less than six months to maturity is their carrying amount. The fair value of all other deposit liabilities was estimated using discounted cash flows, applying either market rates or rates currently offered by the Group for deposits of similar remaining maturities.

Debt securities in issue, subordinated liabilities and tier one notes

Fair values are based on quoted prices where available, or by using discounted cash flows, applying market rates.

iv) Operational risk

Operational risk is the risk of opportunities foregone, reputational damage or financial losses, resulting from inadequacies or failures in internal processes, people or systems, or from external events. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone because of the lack of operational ability to process business.

The key issues covered by operational risk monitoring are systems and processes, technology, customers, external events and relationships, people, reconciliation and accounting, new activities and legal and compliance.

To minimise operational risk, the Group has implemented an overall Risk Policy and an Operational Risk Policy. The Management Board and senior line managers are primarily responsible for ensuring effective operational risk management exists within their business areas – in particular, the setting of tolerances, monitoring and reporting of operational risks. Responsibility and authority to mitigate these risks is delegated to the relevant line management.

The funding problems suffered by the Group resulting from global credit issues necessitated an approach to the Bank of England for a loan facility. This was followed by significant withdrawals by customers of their deposits and extensive media coverage of the situation. The Directors believe that although reputational damage was suffered as a consequence of these events it is not irreversible. Action has already been taken and will continue through 2008 to restore the reputation and brand of Northern Rock as a safe and secure home for retail deposits. Evidence of the success of this strategy has already been seen with the increase in retail deposits since December 2007.

B) Capital Management

The Group manages its capital resources to meet the regulatory requirements established by its regulator, the FSA. Capital adequacy is monitored on an ongoing basis by the Group's Management Board and Board, based on the regulations established by the FSA. The required capital information is filed with the FSA on a quarterly basis.

Northern Rock filed its quarterly regulatory capital return for 31 March 2007 on 19 April 2007. At that date, Northern Rock's regulatory capital was below the capital requirement imposed by the FSA by £85.5m, 0.2% below the Group's required capital holding. Prior to 31 March 2007, Northern Rock had informed the FSA of its intention to issue Upper Tier 2 subordinated debt in the second quarter of 2007. On 25 June 2007 Northern Rock issued $650m (£328m equivalent) of Upper Tier 2 subordinated debt. On 29 June 2007, Northern Rock received notification of approval by the FSA of its Basle II waiver application. Regulatory capital requirements have been determined under Basle II with effect from that date.

The Group has adopted the Retail Internal Ratings Based (IRB) approach for residential and personal unsecured loans, the Foundation IRB approach for treasury portfolios and the Standardised approach for commercial loans and operational risk.

41. Financial risk management (continued)

The Group's securitised assets are "off balance sheet" for regulatory capital purposes, however deductions from both Tier 1 and Tier 2 capital are made for the first loss piece retained by Northern Rock. Deductions are also equally made from Tier 1 and Tier 2 capital in respect of the excess of expected losses over provisions, whereas under Basle I Tier 2 capital benefited from the add back of collective provisions.

The following table is presented in accordance with Basle II requirements and is derived from the regulatory balance sheet which differs in a number of respects from the statutory balance sheet.

	2007	2006
Core Tier 1		
Ordinary share capital	**123.9**	123.9
Share premium on ordinary share capital	**6.8**	6.8
Capital redemption reserve	**7.3**	7.3
Retained earnings	**1,187.8**	1,573.8
Pension scheme	**(9.4)**	(11.3)
Total Core Tier 1 capital	**1,316.4**	1,700.5
Perpetual Non-Cumulative Preference Share		
Preference share capital	**0.1**	0.1
Share premium on preference share capital	**399.9**	399.9
Tier one notes	**207.7**	209.6
Total Perpetual Non-Cumulative Preference Shares	**607.7**	609.6
Innovative Tier 1		
Reserve capital instruments	**300.0**	300.0
Total Innovative Tier 1 capital	**300.0**	300.0
Regulatory deductions from Tier 1	**(625.8)**	(611.3)
Tier 1 capital after deductions	**1,598.3**	1,998.8
Upper Tier 2		
Perpetual subordinated debt	**1,028.8**	679.5
Collectively assessed impairment allowance	**0.4**	8.9
Total Upper Tier 2 capital	**1,029.2**	688.4
Lower Tier 2		
Term subordinated debt	**811.9**	766.6
Total Tier 2 capital	**1,841.1**	1,455.0
Regulatory deductions from Tier 2	**(445.8)**	(471.3)
Tier 2 capital after deductions	**1,395.3**	983.7
Deductions from totals of Tier 1 and Tier 2		
Investments in subsidiary undertakings	**(5.1)**	(5.1)
Total capital resources	**2,988.5**	2,977.4
Risk weighted assets	**20,768.0**	17,046.5
Tier 1 ratio	**7.7%**	11.7%
Total capital	**14.4%**	17.5%

42. Collateral pledged and received

Northern Rock enters into securitisation transactions whereby portfolios of residential mortgage loans are sold or assigned to special purpose vehicles funded through the issue of mortgage backed securities. Holders of these securities are only entitled to receive payments of interest and principal from the securitisation companies and have no other form of recourse. At 31 December 2007, £49,326.1m of residential mortgage loans (2006 £47,197.6m) and £232.4m of cash (2006 £367.7m) were so assigned. At 31 December 2006, £534.5m of commercial mortgage loans were also assigned under securitisation transactions. This is detailed further in note 22.

Northern Rock also operates a covered bond programme, under which securities are issued to investors, secured on a ring-fenced pool of residential mortgage loans. At 31 December 2007, £10,389.6m of residential mortgage loans (2006 £7,283.1m) had been pledged as security for covered bonds. This is detailed further in note 23.

Cash collateral is given and received as part of normal derivative operations. At 31 December 2007, £391.7m (2006 £396.4m) had been received and £482.5m (2006 £364.9m) had been pledged as cash collateral.

Northern Rock enters into sale and repurchase transactions, which are accounted for as secured borrowings or collateralised loans. At the year end all outstanding transactions were with the Bank of England (see note 28). The carrying value of assets pledged as collateral under such transactions at 31 December 2007 was £6,869.1m (2006 £nil) and the amounts of collateral received was £nil (2006 nil). These transactions are entered into on terms that are usual and customary to repo transactions, standard lending, and securities borrowing and lending activity.

43. Related party transactions

A number of banking transactions are entered into with related parties as part of normal banking business. These include loans and deposits to Directors and key management personnel. The volumes of such related party transactions, outstanding balances at the year end and related income and expense for the year are set out below.

	2007	2006
	£m	£m
Loans		
Loans outstanding at 1 January	**8.7**	5.4
Net amounts (repaid)/advanced	**(2.1)**	3.3
Loans outstanding at 31 December	**6.6**	8.7
Interest income paid	**0.4**	0.3
Deposits		
Deposits outstanding at 1 January	**4.4**	1.8
Net amounts (repaid)/deposited	**(1.7)**	2.6
Deposits outstanding at 31 December	**2.7**	4.4
Interest income earned	**0.2**	0.2

Remuneration

	2007	2006
	£m	£m
Salaries and other short term benefits	**6.5**	10.6
Post-employment benefits	**1.0**	0.7
Share-based payments	**(6.6)**	7.8
	0.9	19.1

The credit in respect of share based payments in 2007 arises from the re-measurement of compensation expense of various employee share schemes due to non-market conditions not being met as referred to in note 8.

The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2007 amounted to £14.8m (2006 £31.4m). At 31 December 2007 the commitment in respect of amounts not yet paid was nil (2006 £16.7m). The covenant to The Northern Rock Foundation is calculated based on 5% of the Group's profit before tax for each half year period ending on 30 June and 31 December each year. The total of £14.8m for 2007 represents the payment in respect of the six month period ended 30 June 2007. No payment is due in respect of the six months ended 31 December 2007. Following the transfer of the entire share capital of Northern Rock to the Treasury Solicitor, which included the conversion of the Foundation Shares to Ordinary Shares, the covenant to The Northern Rock Foundation was cancelled and replaced by a commitment to pay to the Foundation at least £15m per annum in each of 2008, 2009 and 2010.

The Company owns Northern Rock (Guernsey) Limited, which operates as a retail deposit taker. The net funding repaid by the Company to Northern Rock (Guernsey) Limited during the year amounted to £1,594.7m (2006 £141.1m borrowed from Northern Rock (Guernsey) Limited).

During the year the Company received nil (2006 £0.2m) from Northern Rock Mortgage Indemnity Company Limited in settlement of mortgage indemnity insurance claims.

During the year the Company borrowed a net £6,379.9m (2006 net £10,691.2m) from its securitisation SPEs (see note 22), being the net proceeds from securitisation transactions in the year.

On 7 November 2007 the Guernsey Financial Services Commission altered the terms of the licence granted to Northern Rock Mortgage Indemnity Company Limited to prevent it from repatriating funds to Northern Rock plc or any other Group company without its prior written approval.

44. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group		Company	
	2007	2006	**2007**	2006
	£m	£m	**£m**	£m
Cash and balances with central banks	**121.9**	876.3	**121.9**	876.3
Loans and advances to banks	**1,278.5**	5,247.3	**1,032.1**	4,832.8
Investment securities	**35.5**	194.1	**–**	194.1
	1,435.9	6,317.7	**1,154.0**	5,903.2

45. Events after the balance sheet date

On 10 January 2008, the Company sold its Lifetime mortgage portfolio to JP Morgan at a premium of 2.25% to the balance sheet value. Proceeds of the sale amounted to approximately £2.2bn and were used to reduce the level of the Bank of England facility.

On 22 February 2008 the entire share capital of the Company was transferred to the Treasury Solicitor in accordance with The Northern Rock plc Transfer Order 2008 taking Northern Rock into a period of temporary public ownership. Details of the impact of temporary public ownership are given throughout the Annual Report and Accounts as it affects the Company's operations and financial disclosures.

On 29 March 2008 the Bank of England and HM Treasury agreed to extend the existing on demand loan facilities as set out in note 28 above to 30 April 2008.

On 29 March 2008 the Bank of England and HM Treasury confirmed that they intend to make arrangements to provide an additional committed secured revolving loan reserve facility to the Company in addition to the existing facilities as set out in note 28 above.

46. Ultimate controlling party

As a result of The Northern Rock plc Transfer Order 2008, which transferred all shares in the Company to the Treasury Solicitor as nominee for HM Treasury on 22 February 2008, the Company considers Her Majesty's Government to be the ultimate controlling party from that date.

Regulatory Announcement

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Company	NORTHERN ROCK PLC 10 3/8% SUB BDS 25/03/18 # (VAR)(
TIDM	85HX
Headline	Trading Statement
Released	09:29 12-May-08
Number	1621U09

RNS Number : 1621U
Northern Rock PLC
12 May 2008

NORTHERN ROCK
TRADING STATEMENT

"SOLID PROGRESS AGAINST BUSINESS PLAN"

"I am pleased to report that solid progress has been made against our business plan. The Bank of England loan facilities are reducing and the balance sheet is contracting as a result of planned mortgage redemptions. While arrears have increased, the credit quality of the loan book remains satisfactory and at a level assumed in the plan. Clearly the outlook for the UK mortgage market is uncertain but progress against our business plan to date is encouraging. We remain firmly focused on our business priorities of repaying the Government debt, releasing the guarantee arrangements and, in due course, returning Northern Rock to private ownership."

Ron Sandler, Executive Chairman

Progress against Business Plan

The Northern Rock (the "Company") business plan (the "Plan"), which was approved by HM Treasury on 31 March 2008 subject to State aid

approval, includes as a priority the repayment of the Bank of England debt, through the contraction of the Company's balance sheet and withdrawal from non-core lending activities.

In order to reduce the size of its balance sheet to a sustainable level, the Company must achieve a significantly higher level of mortgage redemptions than has historically been the case. To this end, activities aimed at assisting borrowers to transfer their mortgages to other lenders at the end of their fixed or discounted period are progressively being implemented. Utilising its historical relationships with mortgage intermediaries, the Company has established a panel to assist maturing borrowers in searching the market for a new mortgage product to meet their needs. The Company intends to develop this panel further in the months ahead. The mortgage redemption programme is progressing well, with redemption levels in the first four months of 2008 in line with the Plan. More difficult economic and market conditions, combined with a shrinking mortgage book have contributed to increased arrears levels; mortgages 3 months and over in arrears were 0.95% at the end of April, (31 December 2007: 0.57%). However, the overall credit quality of the loan book remains at a level assumed in the Plan.

As previously reported, the size of the Bank of England loan facilities stood at £24.1 billion at 31 March 2008, having been reduced from £26.9 billion at the end of 2007. The loan facilities are continuing to be repaid in line with expectations.

Northern Rock presently offers a limited range of new mortgage products. Gross residential mortgage lending in the first quarter was a modest £1.2 billion. Looking ahead, the Company intends to gradually increase new mortgage origination in line with the Plan while remaining significantly below historical levels. The Company will continue to focus on prime UK residential mortgages, with loans originated through intermediary and direct channels. The standalone and Together unsecured portfolios have continued to reduce following the

Company's decision to withdraw these products.

In line with the Plan to achieve a more balanced mix between retail and non-retail sources of funding, Northern Rock has begun to rebuild its retail savings deposit base and is on track to meet its targets under the Plan. Retail savings balances have begun to recover and ended the quarter at £12.8 billion. The Company has complied at all times with the commitments set out in its Competitive Framework, subsequent to its publication at the end of March. Following the announcement of Northern Rock's decision to close its Denmark retail savings office, the majority of these customer balances have now been repaid.

Northern Rock continues to meet its obligations as they fall due in relation to its outstanding wholesale debt programmes, including its securitisation and covered bond issuances. The Company did not issue any new wholesale securities in the first quarter of 2008.

Under its Plan, Northern Rock has undertaken to strengthen its risk and control environment, and has announced a review of its risk management policies. As an early output of this review, the Company has strengthened its procedures regarding mortgage arrears capitalisation. The Company's general policy to capitalise any outstanding amounts in arrears following receipt of three consecutive full monthly payments remains unchanged. However, the Company has concluded that the controls over its policy to permit discretion in certain circumstances to capitalise amounts in arrears when the borrower has paid less than three monthly payments have been inadequate. Under revised procedures, any such discretion has now been removed. This change will result in higher reported arrears in coming months, with Northern Rock's performance here expected to move much closer to the industry average. This change, however, does not reflect any change in the underlying quality of Northern Rock's mortgage portfolio, as demonstrated by the low level of realised losses which the Company has experienced on its mortgage portfolio over many years. This change also does not alter the

adequacy of Northern Rock's provisions for loans and advances as reported in its Annual Report and Accounts for the year ended 31 December 2007.

Satisfactory progress has been made with the restructuring programme set out in the Plan. Following the submission of the HR 1 form to the Department for Business Enterprise and Regulatory Reform on 1 May 2008, the Company entered a formal 90-day consultation period with Unite and other employee representatives. Subject to the outcomes of this consultation, staff numbers are likely to be reduced by around 2,000 by the end of 2011, with the majority of this reduction likely to occur in 2008.

As announced on 2 May 2008, the existing Bank of England facilities have now been amended, as of 30 April 2008, but remain on the same economic terms. The Bank of England and HM Treasury have agreed to make a committed reserve facility available to the Company for contingency purposes. The amended facilities (including the committed reserve facility) are subject to appropriate clearance being obtained from the European Commission for State aid, and are secured against the assets of the Company.

Governance and Reporting

Northern Rock was taken into temporary public ownership on 22 February 2008 and this period is governed by a shareholder relationship framework document (the "Framework Document") between the Company and HM Treasury. The core principle of this Framework Document is that subject to appropriate controls, Northern Rock should operate on a commercial basis, at arm's length from the Government, and the Board has the freedom to act to deliver the Plan. The Company's governance arrangements will, as far as practicable, follow the provisions of the Combined Code on corporate governance.

The Framework Document also provides for monitoring by HM Treasury of the Company's performance against the Plan, with regular meetings and provision of information appropriate to its position as sole shareholder.

Consistent with the spirit of the Framework Document, Northern Rock intends to report publicly in a manner similar to that of a listed company. Specifically, the Company will publish audited annual report and accounts, plus an interim report including management commentary and interim financial statements. The Company will also issue trading statements following the end of the first and third quarterly periods.

Northern Rock held its Annual General Meeting on 1 May 2008, in which the 2007 Report and Accounts were received and the Directors' Remuneration Report was approved. Simon Laffin and John Devaney were both re-elected as Non-Executive Directors of the Company and, as previously announced, Michael Queen retired as a Director. PricewaterhouseCoopers were re-appointed as Northern Rock's auditors.

Outlook

While recent actions taken by central banks to improve the functioning of financial markets are welcomed by Northern Rock, the outlook for the UK mortgage industry remains highly uncertain. The Company does not expect market conditions to normalise in the short term. This environment presents Northern Rock with challenges, especially as regards the Company's ability to meet its targeted mortgage redemption levels in the future. Nevertheless, given this backdrop, the Company's progress against its Plan to date is encouraging.

Media Conference Call Details

A media telephone conference call hosted by Ron Sandler (Executive Chairman) and Ann Godbehere (Chief Financial Officer) will be held at 11.30am today. The access details for the call are as follows:

Telephone number: +44 (0)1452 556 620
Conference Id: 47394829

Press Contacts

Northern Rock

Brian Giles
John C Watson
0191 279 4676

FD

Geoffrey Pelham-Lane
Ed Gascoigne-Pees
020 7269 7132

City Contacts

Northern Rock

Simon Hall
0191 279 6090

Important Notice

This announcement should be read in conjunction with our announcement and the Annual
Report and Accounts for the full year ended December 2007, the Summary of the Proposed
Business Plan and the Shareholder Relationship Framework Document, copies of which are
available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne
NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the
plans of Northern Rock, its current goals and expectations relating to its future financial
condition and performance. By their nature, forward-looking statements involve risk and
uncertainty because they relate to events and depend on circumstances that will occur in
the future. Northern Rock's actual future results may differ materially from the results
expressed or implied in these forward-looking statements as a result of a variety of
factors, including UK domestic and global economic and business

conditions, market
related risks such as interest rates and exchange rates, delays in implementing proposals,
unexpected difficulties with computer systems, unexpected changes to regulation,
changes in customer preferences, competition and other factors.

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Company	Northern Rock PLC
TIDM	85HX
Headline	Articles of Association
Released	11:02 30-Apr-08
Number	4366T

RNS Number:4366T
Northern Rock PLC
30 April 2008

Northern Rock plc (the Company)

Adoption of new Articles of Association

In accordance with DTR 6.1.2, drafts of the Company's Articles of Association incorporating the alterations to be proposed at the 2008 Annual General Meeting, for effect from 1 May 2008 and 1 October 2008 respectively, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility.

The new Articles of Association are different from the current Articles of Association of the Company in a number of respects:

- articles which reflect statutory provisions have been amended to reflect the changes brought about by the Companies Act 2006, for example in relation to the form of resolutions, the variation of class rights and the period of notice required to convene general meetings;

- amendments have been made in order to make the articles consistent with the Transfer Order whilst the Company is under temporary public ownership;

- further amendments have been made to existing articles, for example entitling proxies to vote on a show of hands and allowing members to appoint more than one corporate representative to attend a meeting, reflecting the provisions of the Companies Act 2006; and

- new articles have been added to take advantage of new powers in the Companies Act 2006 (for example provisions relating to directors' conflicts of interest and electronic and website communications).

UK Listing Authority, Document Viewing Facility:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no. (0)20 7676 1000

For further information please contact:

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

Ed Gascoigne-Pees
Financial Dynamics
0207 269 7132

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Lloyds TSB Group PLC
TIDM	LLOY
Headline	MORTGAGE AGREEMENT WITH NORTHERN ROCK
Released	07:00 05-Jun-08
Number	0314W07

RNS Number : 0314W
Lloyds TSB Group PLC
05 June 2008

52/08 5 June 2008

LLOYDS TSB ANNOUNCES MORTGAGE AGREEMENT WITH NORTHERN ROCK

Lloyds TSB announced today that it has entered into a three year agreement with Northern Rock whereby certain Northern Rock mortgage customers approaching the end of their fixed rate period will be offered the opportunity to switch to a Lloyds TSB mortgage[1].

The agreement with Northern Rock is consistent with Lloyds TSB's strategy of building its core franchise and deepening relationships with customers. It will allow Lloyds TSB to accelerate new business growth in a low risk manner while assisting Northern Rock towards its goal of reducing the size of its balance sheet.

Commenting on today's agreement, Helen Weir, Group Executive Director, UK Retail Banking for Lloyds TSB said; "This transaction is great news for all the parties involved and is an innovative example of how we continue to deliver on our organic growth strategy and maintain the high quality of our mortgage book.

"The agreement offers Northern Rock customers a fast-track process to switch mortgage providers. Crucially, it will greatly reduce the uncertainty involved for customers who choose to switch providers and gives them peace of mind in the current uncertain market conditions. As Lloyds TSB customers they will also have access to the full range of products and services available from the UK's leading financial services provider."

Under the terms of the agreement, selected Northern Rock customers reaching the end of their fixed rate term will be given the option of switching to one of Lloyds TSB's competitively priced fixed rate products. Northern Rock customers who do choose to switch to Lloyds TSB will benefit from free legal and valuation work[2] and a waiver of the standard application fee[3].

Those customers who are offered the option to switch to a mortgage from Lloyds TSB, but choose not to, can stay with Northern Rock on their standard variable rate or look to the market or their broker for an alternative mortgage deal.

For further information:-

Investor Relations
Michael Oliver +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media Relations
Leigh Calder +44 (0) 20 7356 1347
Senior Manager, Media Relations
E-mail: leigh.calder@lloydstsb.co.uk

Notes to editors:

1 Subject to Lloyds TSB normal terms & conditions

2 Subject to standard exceptions

3 Standard application fee of £99

Detail of the deal:
Six easy steps for Northern Rock customers:

1. Customer receives letter and brochure and chooses the mortgage deal in which they are interested.
2. Customer returns the coupon at the end of the letter or calls Northern Rock to start the switching process.

3. Customer is sent an illustration showing the monthly payment and key facts about the mortgage deal.
4. If happy, customers call Northern Rock to ask them to proceed.
5. If the new mortgage is approved, Cheltenham & Gloucester* sends a mortgage loan agreement and mortgage deed to the customer.
6. Customer signs and returns documents and process completes.

* Cheltenham & Gloucester plc administers mortgages on behalf of Lloyds TSB

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

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Company	Northern Rock PLC
TIDM	85HX
Headline	Northern Rock Update
Released	17:23 02-May-08
Number	7166T

RNS Number:7166T
Northern Rock PLC
02 May 2008

Amendment of existing Bank of England facilities for Northern Rock plc (the Company)

As announced in the Company's Annual Report and Accounts 2007 published on 31 March 2008, the existing Bank of England facilities have now been amended as of 30 April 2008 and remain on the same economic terms, and the Bank of England and HM Treasury have agreed to make a committed reserve facility available to the Company for contingency purposes.

The amended facilities (including the committed reserve facility) are subject to appropriate clearance being obtained from the European Commission for state aid, and are secured against the assets of the Company.

Press Contacts:

Northern Rock

John Watson
Ron Stout

0191 279 4676

FD

Ed Gascoigne-Pees

020 7269 7132

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Company	NORTHERN ROCK PLC 10 3/8% SUB BDS 25/03/18 # (VAR)(
TIDM	85HX
Headline	Notice
Released	15:16 19-May-08
Number	7897U15

RNS Number : 7897U
Northern Rock PLC
19 May 2008

NORTHERN ROCK PLC

(Registered in England and Wales under number 3273685)

NOTICE

NOTICE IS HEREBY GIVEN that:

(a) The Financial Services Authority in its capacity as United Kingdom Listing Authority and the London Stock Exchange plc have each been informed by Granite Master Issuer PLC that on 19 May, 2008, Granite Master Issuer PLC redeemed, in full:

£3,600,000,000 Series 2007-3 Class 2A Floating Rate Notes (the "Notes")

(b) The Notes were issued by Granite Master Issuer PLC on 17 September, 2007 to Northern Rock plc (the "Company") which held the Notes until their redemption. As noted in the 2007 financial statements recently issued by the Company, the Notes were pledged as security pursuant to the terms of a sale and repurchase agreement entered into with the Bank of England in September 2007. However, prior to the date of redemption of the Notes, the requirement for the Notes to remain subject to those security arrangements ceased to apply.

(c) Under the terms of the arrangements for the redemption of the Notes, instead of a cash payment of the principal amount required to redeem the Notes being made by Granite Master Issuer PLC to the Company, the interest of the Company (in its capacity as a beneficiary) in the trust of mortgage loans and other assets forming part of the Granite securitisation programme was increased by an amount equal to such principal amount.

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Company	Northern Rock PLC
TIDM	85HX
Headline	Notice
Released	15:19 17-Apr-08
Number	5919S

RNS Number:5919S
Northern Rock PLC
17 April 2008

NORTHERN ROCK PLC

NOTICE

NOTICE IS HEREBY GIVEN that:

(a) The Financial Services Authority in its capacity as United Kingdom Listing Authority and the London Stock Exchange plc have each been informed by Granite Master Issuer PLC that on 17 April, 2008, Granite Master Issuer PLC redeemed, in full:

£1,000,000,000 Series 2007-3 Class 1A Floating Rate Notes
£40,500,000 Series 2007-3 Class 1B Floating Rate Notes
£92,500,000 Series 2007-3 Class 2B Floating Rate Notes
£40,500,000 Series 2007-3 Class 1M Floating Rate Notes
£119,000,000 Series 2007-3 Class 2M Floating Rate Notes
£140,000,000 Series 2007-3 Class 2C Floating Rate Notes

(together, the "Notes").

(b) The Notes were issued by Granite Master Issuer PLC on 17 September, 2007 to Northern Rock plc (the "Company") which held the Notes until their redemption. As noted in the 2007 financial statements recently issued by the Company, certain of the Notes (the "Pledged Notes") were pledged as security pursuant to the terms of a sale and repurchase agreement entered into with the Bank of England in September 2007. However, prior to the date of redemption of the Notes, the requirement for the Pledged Notes to remain subject to those security arrangements ceased to apply.

(c) Under the terms of the arrangements for the redemption of the Notes, instead of a cash payment of the principal amount required to redeem the Notes being made by Granite Master Issuer PLC to the Company, the interest of the Company (in its capacity as a beneficiary) in the trust of mortgage loans and other assets forming part of the Granite securitisation programme was increased by an amount equal to such principal amount.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	85HX
Headline	Annual Information Update
Released	14:41 04-Apr-08
Number	6723R

RNS Number:6723R
Northern Rock PLC
04 April 2008

NORTHERN ROCK PLC

ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2 and following publication of the Annual Report and Accounts for the year ended 31 December 2007, Northern Rock plc (the 'Company') announces that the following information has been published or made available to the public over the 12 months prior to 3 April 2008 in compliance with its obligations under community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

STOCK EXCHANGE ANNOUNCEMENTS

The following UK regulatory announcements have been made via a Regulatory Information Service.

Date	Company	Headline
02 April 2008	Northern Rock plc	FRN Variable Rate Fix
01 April 2008	Northern Rock plc	FRN Variable Rate Fix
01 April 2008	Northern Rock plc	FRN Variable Rate Fix
01 April 2008	Northern Rock plc	FRN Variable Rate Fix
01 April 2008	Northern Rock plc	FRN Variable Rate Fix
31 March 2008	Northern Rock plc	Annual Report and Accounts
28 March 2008	Northern Rock plc	FRN Variable Rate Fix
28 March 2008	Northern Rock plc	FRN Variable Rate Fix
26 March 2008	Northern Rock plc	FRN Variable Rate Fix
26 March 2008	Northern Rock plc	FRN Variable Rate Fix
26 March 2008	Northern Rock plc	FRN Variable Rate Fix
26 March 2008	Northern Rock plc	FRN Variable Rate Fix
26 March 2008	Northern Rock plc	FRN Variable Rate Fix
25 March 2008	Northern Rock plc	FRN Variable Rate Fix
25 March 2008	Northern Rock plc	FRN Variable Rate Fix
25 March 2008	Northern Rock plc	FRN Variable Rate Fix
20 March 2008	Northern Rock plc	FRN Variable Rate Fix
19 March 2008	Northern Rock plc	FRN Variable Rate Fix
19 March 2008	Northern Rock plc	FRN Variable Rate Fix
19 March 2008	Northern Rock plc	FRN Variable Rate Fix
19 March 2008	Northern Rock plc	FRN Variable Rate Fix
18 March 2008	Northern Rock plc	FRN Variable Rate Fix
18 March 2008	Northern Rock plc	FRN Variable Rate Fix
18 March 2008	Northern Rock plc	FRN Variable Rate Fix
18 March 2008	Northern Rock plc	FRN Variable Rate Fix
18 March 2008	Northern Rock plc	Future Direction
14 March 2008	Northern Rock plc	FRN Variable Rate Fix
14 March 2008	Northern Rock plc	FRN Variable Rate Fix
14 March 2008	Northern Rock plc	Memorandum of Association
10 March 2008	Northern Rock plc	FRN Variable Rate Fix

10 March 2008	Northern Rock plc	FRN Variable Rate Fix
10 March 2008	Northern Rock plc	FRN Variable Rate Fix
10 March 2008	Northern Rock plc	FRN Variable Rate Fix
10 March 2008	Northern Rock plc	FRN Variable Rate Fix
10 March 2008	Northern Rock plc	FRN Variable Rate Fix
4 March 2008	Northern Rock plc	FRN Variable Rate Fix
4 March 2008	Northern Rock plc	FRN Variable Rate Fix
29 February 2008	Northern Rock plc	FRN Variable Rate Fix
29 February 2008	Northern Rock plc	FRN Variable Rate Fix
29 February 2008	Northern Rock plc	FRN Variable Rate Fix
27 February 2008	Northern Rock plc	FRN Variable Rate Fix
27 February 2008	Northern Rock plc	FRN Variable Rate Fix
25 February 2008	Northern Rock plc	FRN Variable Rate Fix
25 February 2008	Northern Rock plc	FRN Variable Rate Fix
22 February 2008	Northern Rock plc	Temporary Public Ownership
21 February 2008	Northern Rock plc	FRN Variable Rate Fix
21 February 2008	Northern Rock plc	FRN Variable Rate Fix
20 February 2008	Northern Rock plc	FRN Variable Rate Fix
20 February 2008	Northern Rock plc	FRN Variable Rate Fix
20 February 2008	Northern Rock plc	FRN Variable Rate Fix
20 February 2008	Northern Rock plc	FRN Variable Rate Fix
18 February 2008	Northern Rock plc	FRN Variable Rate Fix
18 February 2008	Northern Rock plc	FRN Variable Rate Fix
18 February 2008	Northern Rock plc	FRN Variable Rate Fix
18 February 2008	Northern Rock plc	Strategic Review Update
15 February 2008	Northern Rock plc	FRN Variable Rate Fix
14 February 2008	Northern Rock plc	FRN Variable Rate Fix
14 February 2008	Northern Rock plc	FRN Variable Rate Fix
14 February 2008	Northern Rock plc	FRN Variable Rate Fix
13 February 2008	Northern Rock plc	FRN Variable Rate Fix
13 February 2008	Northern Rock plc	FRN Variable Rate Fix
13 February 2008	Northern Rock plc	FRN Variable Rate Fix
13 February 2008	Northern Rock plc	FRN Variable Rate Fix
13 February 2008	Northern Rock plc	FRN Variable Rate Fix
12 February 2008	Northern Rock plc	FRN Variable Rate Fix
12 February 2008	Northern Rock plc	FRN Variable Rate Fix
12February 2008	Northern Rock plc	FRN Variable Rate Fix
12 February 2008	Northern Rock plc	FRN Variable Rate Fix
07 February 2008	Northern Rock plc	FRN Variable Rate Fix
07 February 2008	Northern Rock plc	FRN Variable Rate Fix
06 February 2008	Northern Rock plc	Notice to Noteholders
05 February 2008	Northern Rock plc	FRN Variable Rate Fix
04 February 2008	Northern Rock plc	Strategic Update
04 February 2008	Northern Rock plc	Second Price Monitoring Extension
04 February 2008	Northern Rock plc	Price Monitoring Extension
04 February 2008	Northern Rock plc	FRN Variable Rate Fix
04 February 2008	Northern Rock plc	FRN Variable Rate Fix
04 February 2008	Northern Rock plc	FRN Variable Rate Fix
04 February 2008	Northern Rock plc	Director Declaration
01 February 2008	Northern Rock plc	FRN Variable Rate Fix
01 February 2008	Northern Rock plc	FRN Variable Rate Fix
01 February 2008	Northern Rock plc	FRN Variable Rate Fix
01 February 2008	Northern Rock plc	FRN Variable Rate Fix
31 January 2008	Northern Rock plc	FRN Variable Rate Fix
31 January 2008	Northern Rock plc	FRN Variable Rate Fix
31 January 2008	Northern Rock plc	FRN Variable Rate Fix
29 January 2008	Northern Rock plc	FRN Variable Rate Fix
28 January 2008	Northern Rock plc	FRN Variable Rate Fix
28 January 2008	Northern Rock plc	FRN Variable Rate Fix
28 January 2008	Northern Rock plc	FRN Variable Rate Fix
28 January 2008	Northern Rock plc	FRN Variable Rate Fix
25 January 2008	Northern Rock plc	Directorate Change
23 January 2008	Northern Rock plc	FRN Variable Rate Fix

23 January 2008	Northern Rock plc	FRN Variable Rate Fix
23 January 2008	Northern Rock plc	FRN Variable Rate Fix
22 January 2008	Northern Rock plc	FRN Variable Rate Fix
22 January 2008	Northern Rock plc	FRN Variable Rate Fix
22 January 2008	Northern Rock plc	FRN Variable Rate Fix
22 January 2008	Northern Rock plc	FRN Variable Rate Fix
22 January 2008	Northern Rock plc	FRN Variable Rate Fix
21 January 2008	Northern Rock plc	FRN Variable Rate Fix
21 January 2008	Northern Rock plc	Statement re HM Treasury Announcement
18 January 2008	Northern Rock plc	FRN Variable Rate Fix
18 January 2008	Northern Rock plc	Directorate Change
18 January 2008	Northern Rock plc	FRN Variable Rate Fix
18 January 2008	Northern Rock plc	FRN Variable Rate Fix
16 January 2008	Northern Rock plc	EGM Statement
16 January 2008	Northern Rock plc	FRN Variable Rate Fix
16 January 2008	Northern Rock plc	Notice to Noteholders
15 January 2008	Northern Rock plc	FRN Variable Rate Fix
15 January 2008	Northern Rock plc	EGM Statement
14 January 2008	Northern Rock plc	FRN Variable Rate Fix
14 January 2008	Northern Rock plc	FRN Variable Rate Fix
11 January 2008	Northern Rock plc	FRN Variable Rate Fix
11 January 2008	Northern Rock plc	FRN Variable Rate Fix
11 January 2008	Northern Rock plc	FRN Variable Rate Fix
11 January 2008	Northern Rock plc	FRN Variable Rate Fix
11 January 2008	Northern Rock plc	Sale of Lifetime Mortgages
10 January 2008	Northern Rock plc	Holding(s) in Company
08 January 2008	Northern Rock plc	FRN Variable Rate Fix
08 January 2008	Northern Rock plc	FRN Variable Rate Fix
04 January 2008	Northern Rock plc	FRN Variable Rate Fix
04 January 2008	Northern Rock plc	FRN Variable Rate Fix
04 January 2008	Northern Rock plc	FRN Variable Rate Fix
03 January 2008	Northern Rock plc	FRN Variable Rate Fix
03 January 2008	Northern Rock plc	FRN Variable Rate Fix
02 January 2008	Northern Rock plc	FRN Variable Rate Fix
02 January 2008	Northern Rock plc	FRN Variable Rate Fix
02 January 2008	Northern Rock plc	FRN Variable Rate Fix
02 January 2008	Northern Rock plc	FRN Variable Rate Fix
28 December 2007	Northern Rock plc	FRN Variable Rate Fix
28 December 2007	Northern Rock plc	FRN Variable Rate Fix
28 December 2007	Northern Rock plc	FRN Variable Rate Fix - Amendment
27 December 2007	Northern Rock plc	FRN Variable Rate Fix
27 December 2007	Northern Rock plc	FRN Variable Rate Fix
27 December 2007	Northern Rock plc	FRN Variable Rate Fix
24 December 2007	Northern Rock plc	FRN Variable Rate Fix
21 December 2007	Northern Rock plc	FRN Variable Rate Fix
21 December 2007	Northern Rock plc	FRN Variable Rate Fix
21 December 2007	Northern Rock plc	FRN Variable Rate Fix
21 December 2007	Northern Rock plc	Second Price Monitoring Extn
21 December 2007	Northern Rock plc	Price Monitoring Extension
21 December 2007	Northern Rock plc	EGM Statement
21 December 2007	Northern Rock plc	FRN Variable Rate Fix
21 December 2007	Northern Rock plc	FRN Variable Rate Fix
19 December 2007	Northern Rock plc	FRN Variable Rate Fix
19 December 2007	Northern Rock plc	Directorate Change
19 December 2007	Northern Rock plc	FRN Variable Rate Fix
18 December 2007	Northern Rock plc	FRN Variable Rate Fix
18 December 2007	Northern Rock plc	FRN Variable Rate Fix
18 December 2007	Northern Rock plc	FRN Variable Rate Fix
18 December 2007	Northern Rock plc	FRN Variable Rate Fix
18 December 2007	Northern Rock plc	FRN Variable Rate Fix
13 December 2007	Northern Rock plc	Northern Rock Update
11 December 2007	Northern Rock plc	FRN Variable Rate Fix

11 December 2007	Northern Rock plc	FRN Variable Rate Fix
11 December 2007	Northern Rock plc	FRN Variable Rate Fix
11 December 2007	Northern Rock plc	FRN Variable Rate Fix
07 December 2007	Northern Rock plc	FRN Variable Rate Fix
07 December 2007	Northern Rock plc	FRN Variable Rate Fix
07 December 2007	Northern Rock plc	FRN Variable Rate Fix
07 December 2007	Northern Rock plc	FRN Variable Rate Fix
04 December 2007	Northern Rock plc	FRN Variable Rate Fix
03 December 2007	Northern Rock plc	FRN Variable Rate Fix
29 November 2007	Northern Rock plc	FRN Variable Rate Fix
29 November 2007	Northern Rock plc	FRN Variable Rate Fix
29 November 2007	Northern Rock plc	Directorate Change
28 November 2007	Northern Rock plc	Holding(s) in Company
27 November 2007	Northern Rock plc	FRN Variable Rate Fix
27 November 2007	Northern Rock plc	FRN Variable Rate Fix
27 November 2007	Northern Rock plc	Holding(s) in Company
26 November 2007	Northern Rock plc	FRN Variable Rate Fix
26 November 2007	Northern Rock plc	Directorate Change
26 November 2007	Northern Rock plc	Holding(s) in Company
26 November 2007	Northern Rock plc	Directorate Change
26 November 2007	Northern Rock plc	Update on Strategic Review
23 November 2007	Northern Rock plc	FRN Variable Rate Fix
22 November 2007	Northern Rock plc	Full Put Option
22 November 2007	Northern Rock plc	Holding(s) in Company
21 November 2007	Northern Rock plc	FRN Variable Rate Fix
21 November 2007	Northern Rock plc	FRN Variable Rate Fix
21 November 2007	Northern Rock plc	FRN Variable Rate Fix
21 November 2007	Northern Rock plc	FRN Variable Rate Fix
21 November 2007	Northern Rock plc	FRN Variable Rate Fix
21 November 2007	Northern Rock plc	Strategic Review Update
20 November 2007	Northern Rock plc	Price Monitoring Extension
19 November 2007	Northern Rock plc	FRN Variable Rate Fix
19 November 2007	Northern Rock plc	FRN Variable Rate Fix
19 November 2007	Northern Rock plc	FRN Variable Rate Fix
19 November 2007	Northern Rock plc	FRN Variable Rate Fix
19 November 2007	Northern Rock plc	FRN Variable Rate Fix
19 November 2007	Northern Rock plc	Strategic Review Update
16 November 2007	Northern Rock plc	Directorate Change
16 November 2007	Northern Rock plc	FRN Variable Rate Fix
16 November 2007	Northern Rock plc	FRN Variable Rate Fix
16 November 2007	Northern Rock plc	FRN Variable Rate Fix
16 November 2007	Northern Rock plc	FRN Variable Rate Fix
15 November 2007	Northern Rock plc	Holding(s) in Company
15 November 2007	Northern Rock plc	FRN Variable Rate Fix
14 November 2007	Northern Rock plc	Holding(s) in Company
14 November 2007	Northern Rock plc	FRN Variable Rate Fix
14 November 2007	Northern Rock plc	FRN Variable Rate Fix
14 November 2007	Northern Rock plc	Northern Rock Announcement
13 November 2007	Northern Rock plc	FRN Variable Rate Fix
13 November 2007	Northern Rock plc	FRN Variable Rate Fix
13 November 2007	Northern Rock plc	FRN Variable Rate Fix
13 November 2007	Northern Rock plc	FRN Variable Rate Fix
13 November 2007	Northern Rock plc	FRN Variable Rate Fix
09 November 2007	Northern Rock plc	FRN Variable Rate Fix
09 November 2007	Northern Rock plc	FRN Variable Rate Fix
09 November 2007	Northern Rock plc	FRN Variable Rate Fix
08 November 2007	Northern Rock plc	Holding(s) in Company
07 November 2007	Northern Rock plc	Price Monitoring Extension
05 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix

01 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix
01 November 2007	Northern Rock plc	FRN Variable Rate Fix
31 October 2007	Northern Rock plc	Northern Rock Update
30 October 2007	Northern Rock plc	FRN Variable Rate Fix
30 October 2007	Northern Rock plc	FRN Variable Rate Fix
30 October 2007	Northern Rock plc	FRN Variable Rate Fix
30 October 2007	Northern Rock plc	FRN Variable Rate Fix
30 October 2007	Northern Rock plc	FRN Variable Rate Fix
29 October 2007	Northern Rock plc	FRN Variable Rate Fix
26 October 2007	Northern Rock plc	FRN Variable Rate Fix
26 October 2007	Northern Rock plc	FRN Variable Rate Fix
25 October 2007	Northern Rock plc	FRN Variable Rate Fix
22 October 2007	Northern Rock plc	FRN Variable Rate Fix
22 October 2007	Northern Rock plc	FRN Variable Rate Fix
22 October 2007	Northern Rock plc	FRN Variable Rate Fix
22 October 2007	Northern Rock plc	FRN Variable Rate Fix
22 October 2007	Northern Rock plc	Directorate Change
19 October 2007	Northern Rock plc	FRN Variable Rate Fix
19 October 2007	Northern Rock plc	FRN Variable Rate Fix
19 October 2007	Northern Rock plc	FRN Variable Rate Fix
19 October 2007	Northern Rock plc	Directorate Change
19 October 2007	Northern Rock plc	FRN Variable Rate Fix
19 October 2007	Northern Rock plc	FRN Variable Rate Fix
19 October 2007	Northern Rock plc	FRN Variable Rate Fix
17 October 2007	Northern Rock plc	FRN Variable Rate Fix
16 October 2007	Northern Rock plc	FRN Variable Rate Fix
15 October 2007	Northern Rock plc	Holding(s) in Company
15 October 2007	Northern Rock plc	Northern Rock Update
12 October 2007	Northern Rock plc	FRN Variable Rate Fix
12 October 2007	Northern Rock plc	FRN Variable Rate Fix
12 October 2007	Northern Rock plc	FRN Variable Rate Fix
11 October 2007	Northern Rock plc	FRN Variable Rate Fix
09 October 2007	Northern Rock plc	Net Asset Value(s)
09 October 2007	Northern Rock plc	Northern Rock Update
08 October 2007	Northern Rock plc	FRN Variable Rate Fix
08 October 2007	Northern Rock plc	FRN Variable Rate Fix
08 October 2007	Northern Rock plc	FRN Variable Rate Fix
05 October 2007	Northern Rock plc	FRN Variable Rate Fix
04 October 2007	Northern Rock plc	FRN Variable Rate Fix
04 October 2007	Northern Rock plc	FRN Variable Rate Fix
03 October 2007	Northern Rock plc	Holding(s) in Company
03 October 2007	Northern Rock plc	FRN Variable Rate Fix
03 October 2007	Northern Rock plc	FRN Variable Rate Fix
03 October 2007	Northern Rock plc	FRN Variable Rate Fix
03 October 2007	Northern Rock plc	FRN Variable Rate Fix
03 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
01 October 2007	Northern Rock plc	FRN Variable Rate Fix
28 September 2007	Northern Rock plc	FRN Variable Rate Fix
28 September 2007	Northern Rock plc	FRN Variable Rate Fix
27 September 2007	Northern Rock plc	Holding(s) in Company
26 September 2007	Northern Rock plc	Rule 2.10 Announcement
26 September 2007	Northern Rock plc	FRN Variable Rate Fix
26 September 2007	Northern Rock plc	FRN Variable Rate Fix
26 September 2007	Northern Rock plc	FRN Variable Rate Fix
26 September 2007	Northern Rock plc	FRN Variable Rate Fix
26 September 2007	Northern Rock plc	Rule 2.10 Announcement

[illegible] September 2007	Northern Rock plc	FRN Variable Rate Fix
25 September 2007	Northern Rock plc	Northern Rock Update
25 September 2007	Northern Rock plc	Holding(s) in Company
21 September 2007	Northern Rock plc	Second Price Monitoring Extn
21 September 2007	Northern Rock plc	Price monitoring Extn
20 September 2007	Northern Rock plc	Second Price Monitoring Extn
20 September 2007	Northern Rock plc	Price monitoring Extn
20 September 2007	Northern Rock plc	Holding(s) in Company
20 September 2007	Northern Rock plc	Holding(s) in Company
20 September 2007	Northern Rock plc	Holding(s) in Company
20 September 2007	Northern Rock plc	Holding(s) in Company
20 September 2007	Northern Rock plc	Holding(s) in Company
19 September 2007	Northern Rock plc	Holding(s) in Company
19 September 2007	Northern Rock plc	FRN Variable Rate Fix
19 September 2007	Northern Rock plc	FRN Variable Rate Fix
19 September 2007	Northern Rock plc	Holding(s) in Company
19 September 2007	Northern Rock plc	Holding(s) in Company
18 September 2007	Northern Rock plc	Holding(s) in Company
17 September 2007	Northern Rock plc	FRN Variable Rate Fix
17 September 2007	Northern Rock plc	FRN Variable Rate Fix
17 September 2007	Northern Rock plc	Northern Rock Statement
17 September 2007	Northern Rock plc	FRN Variable Rate Fix
17 September 2007	Northern Rock plc	FRN Variable Rate Fix
14 September 2007	Northern Rock plc	FRN Variable Rate Fix
14 September 2007	Northern Rock plc	Trading Update
13 September 2007	Northern Rock plc	FRN Variable Rate Fix
12 September 2007	Northern Rock plc	FRN Variable Rate Fix
12 September 2007	Northern Rock plc	FRN Variable Rate Fix
12 September 2007	Northern Rock plc	FRN Variable Rate Fix
12 September 2007	Northern Rock plc	FRN Variable Rate Fix
12 September 2007	Northern Rock plc	FRN Variable Rate Fix
10 September 2007	Northern Rock plc	FRN Variable Rate Fix
03 September 2007	Northern Rock plc	Director Declaration
31 August 2007	Northern Rock plc	FRN Variable Rate Fix
30 August 2007	Northern Rock plc	FRN Variable Rate Fix
29 August 2007	Northern Rock plc	FRN Variable Rate Fix
29 August 2007	Northern Rock plc	FRN Variable Rate Fix
29 August 2007	Northern Rock plc	FRN Variable Rate Fix
29 August 2007	Northern Rock plc	FRN Variable Rate Fix
28 August 2007	Northern Rock plc	Director/PDMR Shareholding
28 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
23 August 2007	Northern Rock plc	FRN Variable Rate Fix
22 August 2007	Northern Rock plc	FRN Variable Rate Fix
22 August 2007	Northern Rock plc	FRN Variable Rate Fix
22 August 2007	Northern Rock plc	FRN Variable Rate Fix
22 August 2007	Northern Rock plc	FRN Variable Rate Fix
21 August 2007	Northern Rock plc	FRN Variable Rate Fix
21 August 2007	Northern Rock plc	FRN Variable Rate Fix
20 August 2007	Northern Rock plc	Asset Disposals & Investments
20 August 2007	Northern Rock plc	FRN Variable Rate Fix
17 August 2007	Northern Rock plc	FRN Variable Rate Fix
17 August 2007	Northern Rock plc	FRN Variable Rate Fix
17 August 2007	Northern Rock plc	FRN Variable Rate Fix
14 August 2007	Northern Rock plc	FRN Variable Rate Fix
14 August 2007	Northern Rock plc	FRN Variable Rate Fix
14 August 2007	Northern Rock plc	FRN Variable Rate Fix
14 August 2007	Northern Rock plc	FRN Variable Rate Fix
14 August 2007	Northern Rock plc	FRN Variable Rate Fix

13 August 2007	Northern Rock plc	FRN Variable Rate Fix
13 August 2007	Northern Rock plc	FRN Variable Rate Fix
10 August 2007	Northern Rock plc	FRN Variable Rate Fix
09 August 2007	Northern Rock plc	FRN Variable Rate Fix
07 August 2007	Northern Rock plc	FRN Variable Rate Fix
06 August 2007	Northern Rock plc	FRN Variable Rate Fix
06 August 2007	Northern Rock plc	FRN Variable Rate Fix
06 August 2007	Northern Rock plc	FRN Variable Rate Fix
06 August 2007	Northern Rock plc	FRN Variable Rate Fix
03 August 2007	Northern Rock plc	FRN Variable Rate Fix
02 August 2007	Northern Rock plc	FRN Variable Rate Fix
02 August 2007	Northern Rock plc	Publication of Prospectus
01 August 2007	Northern Rock plc	Director/PDMR Shareholding
31 July 2007	Northern Rock plc	FRN Variable Rate Fix
31 July 2007	Northern Rock plc	FRN Variable Rate Fix
31 July 2007	Northern Rock plc	FRN Variable Rate Fix
31 July 2007	Northern Rock plc	FRN Variable Rate Fix
31 July 2007	Northern Rock plc	Director/PDMR Shareholding
31 July 2007	Northern Rock plc	Director/PDMR Shareholding
30 July 2007	Northern Rock plc	FRN Variable Rate Fix
30 July 2007	Northern Rock plc	FRN Variable Rate Fix
30 July 2007	Northern Rock plc	Director/PDMR Shareholding
27 July 2007	Northern Rock plc	FRN Variable Rate Fix
27 July 2007	Northern Rock plc	Director/PDMR Shareholding
26 July 2007	Northern Rock plc	Director/PDMR Shareholding
26 July 2007	Northern Rock plc	Director/PDMR Shareholding
26 July 2007	Northern Rock plc	Tender Offer
25 July 2007	Northern Rock plc	Interim Results
24 July 2007	Northern Rock plc	FRN Variable Rate Fix
24 July 2007	Northern Rock plc	FRN Variable Rate Fix
23 July 2007	Northern Rock plc	FRN Variable Rate Fix
23 July 2007	Northern Rock plc	FRN Variable Rate Fix
23 July 2007	Northern Rock plc	FRN Variable Rate Fix
20 July 2007	Northern Rock plc	FRN Variable Rate Fix
19 July 2007	Northern Rock plc	FRN Variable Rate Fix
17 July 2007	Northern Rock plc	FRN Variable Rate Fix
13 July 2007	Northern Rock plc	FRN Variable Rate Fix
13 July 2007	Northern Rock plc	FRN Variable Rate Fix
12 July 2007	Northern Rock plc	FRN Variable Rate Fix
11 July 2007	Northern Rock plc	FRN Variable Rate Fix
11 July 2007	Northern Rock plc	FRN Variable Rate Fix
11 July 2007	Northern Rock plc	FRN Variable Rate Fix
11 July 2007	Northern Rock plc	FRN Variable Rate Fix
09 July 2007	Northern Rock plc	Tender Offer
09 July 2007	Northern Rock plc	FRN Variable Rate Fix
06 July 2007	Northern Rock plc	FRN Variable Rate Fix
06 July 2007	Northern Rock plc	FRN Variable Rate Fix
06 July 2007	Northern Rock plc	FRN Variable Rate Fix
06 July 2007	Northern Rock plc	FRN Variable Rate Fix
04 July 2007	Northern Rock plc	FRN Variable Rate Fix
04 July 2007	Northern Rock plc	FRN Variable Rate Fix
04 July 2007	Northern Rock plc	FRN Variable Rate Fix
04 July 2007	Northern Rock plc	FRN Variable Rate Fix
04 July 2007	Northern Rock plc	FRN Variable Rate Fix
03 July 2007	Northern Rock plc	FRN Variable Rate Fix
02 July 2007	Northern Rock plc	FRN Variable Rate Fix
02 July 2007	Northern Rock plc	FRN Variable Rate Fix
28 June 2007	Northern Rock plc	FRN Variable Rate Fix
28 June 2007	Northern Rock plc	FRN Variable Rate Fix
28 June 2007	Northern Rock plc	FRN Variable Rate Fix
28 June 2007	Northern Rock plc	FRN Variable Rate Fix
28 June 2007	Northern Rock plc	FRN Variable Rate Fix
28 June 2007	Northern Rock plc	Tender Offer
27 June 2007	Northern Rock plc	Holding(s) in Company

27 June 2007	Northern Rock plc	FRN Variable Rate Fix
27 June 2007	Northern Rock plc	FRN Variable Rate Fix
27 June 2007	Northern Rock plc	FRN Variable Rate Fix
27 June 2007	Northern Rock plc	Pre Close Period Statement
26 June 2007	Northern Rock plc	Publication of Final Terms
22 June 2007	Northern Rock plc	Publication of Prospectus
22 June 2007	Northern Rock plc	Publication of Final Terms
22 June 2007	Northern Rock plc	FRN Variable Rate Fix
20 June 2007	Northern Rock plc	Publication of Prospectus
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
18 June 2007	Northern Rock plc	FRN Variable Rate Fix
15 June 2007	Northern Rock plc	Holding(s) in Company
14 June 2007	Northern Rock plc	FRN Variable Rate Fix
14 June 2007	Northern Rock plc	FRN Variable Rate Fix
14 June 2007	Northern Rock plc	FRN Variable Rate Fix
12 June 2007	Northern Rock plc	FRN Variable Rate Fix
12 June 2007	Northern Rock plc	FRN Variable Rate Fix
06 June 2007	Northern Rock plc	FRN Variable Rate Fix
06 June 2007	Northern Rock plc	FRN Variable Rate Fix
06 June 2007	Northern Rock plc	FRN Variable Rate Fix
05 June 2007	Northern Rock plc	FRN Variable Rate Fix
05 June 2007	Northern Rock plc	FRN Variable Rate Fix
05 June 2007	Northern Rock plc	FRN Variable Rate Fix
04 June 2007	Northern Rock plc	FRN Variable Rate Fix
04 June 2007	Northern Rock plc	FRN Variable Rate Fix
04 June 2007	Northern Rock plc	FRN Variable Rate Fix
04 June 2007	Northern Rock plc	FRN Variable Rate Fix
04 June 2007	Northern Rock plc	FRN Variable Rate Fix
01 June 2007	Northern Rock plc	FRN Variable Rate Fix
01 June 2007	Northern Rock plc	FRN Variable Rate Fix
01 June 2007	Northern Rock plc	FRN Variable Rate Fix
01 June 2007	Northern Rock plc	FRN Variable Rate Fix
01 June 2007	Northern Rock plc	FRN Variable Rate Fix
31 May 2007	Northern Rock plc	FRN Variable Rate Fix - Replacement
31 May 2007	Northern Rock plc	FRN Variable Rate Fix
31 May 2007	Northern Rock plc	FRN Variable Rate Fix
31 May 2007	Northern Rock plc	FRN Variable Rate Fix
31 May 2007	Northern Rock plc	FRN Variable Rate Fix
31 May 2007	Northern Rock plc	FRN Variable Rate Fix
31 May 2007	Northern Rock plc	FRN Variable Rate Fix
30 May 2007	Northern Rock plc	FRN Variable Rate Fix
30 May 2007	Northern Rock plc	FRN Variable Rate Fix
29 May 2007	Northern Rock plc	FRN Variable Rate Fix
29 May 2007	Northern Rock plc	FRN Variable Rate Fix
29 May 2007	Northern Rock plc	FRN Variable Rate Fix
29 May 2007	Northern Rock plc	FRN Variable Rate Fix
25 May 2007	Northern Rock plc	FRN Variable Rate Fix
25 May 2007	Northern Rock plc	FRN Variable Rate Fix
25 May 2007	Northern Rock plc	FRN Variable Rate Fix
23 May 2007	Northern Rock plc	FRN Variable Rate Fix
23 May 2007	Northern Rock plc	FRN Variable Rate Fix
23 May 2007	Northern Rock plc	FRN Variable Rate Fix
23 May 2007	Northern Rock plc	FRN Variable Rate Fix
23 May 2007	Northern Rock plc	FRN Variable Rate Fix
22 May 2007	Northern Rock plc	FRN Variable Rate Fix
22 May 2007	Northern Rock plc	FRN Variable Rate Fix
22 May 2007	Northern Rock plc	FRN Variable Rate Fix
21 May 2007	Northern Rock plc	Director/PDMR Shareholding

21 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
18 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
17 May 2007	Northern Rock plc	FRN Variable Rate Fix
16 May 2007	Northern Rock plc	Director/PDMR Shareholding
15 May 2007	Northern Rock plc	Holding(s) in Company
15 May 2007	Northern Rock plc	Holding(s) in Company
15 May 2007	Northern Rock plc	Director/PDMR Shareholding
14 May 2007	Northern Rock plc	Director/PDMR Shareholding
11 May 2007	Northern Rock plc	FRN Variable Rate Fix
11 May 2007	Northern Rock plc	FRN Variable Rate Fix
11 May 2007	Northern Rock plc	FRN Variable Rate Fix
10 May 2007	Northern Rock plc	FRN Variable Rate Fix
09 May 2007	Northern Rock plc	FRN Variable Rate Fix
09 May 2007	Northern Rock plc	FRN Variable Rate Fix
09 May 2007	Northern Rock plc	FRN Variable Rate Fix
09 May 2007	Northern Rock plc	FRN Variable Rate Fix
08 May 2007	Northern Rock plc	Director/PDMR Shareholding
08 May 2007	Northern Rock plc	FRN Variable Rate Fix
04 May 2007	Northern Rock plc	FRN Variable Rate Fix
04 May 2007	Northern Rock plc	Director/PDMR Shareholding
03 May 2007	Northern Rock plc	FRN Variable Rate Fix
02 May 2007	Northern Rock plc	Director/PDMR Shareholding
02 May 2007	Northern Rock plc	Publication of Final Terms
30 April 2007	Northern Rock plc	FRN Variable Rate Fix
30 April 2007	Northern Rock plc	FRN Variable Rate Fix
30 April 2007	Northern Rock plc	FRN Variable Rate Fix
30 April 2007	Northern Rock plc	FRN Variable Rate Fix
27 April 2007	Northern Rock plc	Director/PDMR Shareholding
26 April 2007	Northern Rock plc	FRN Variable Rate Fix
26 April 2007	Northern Rock plc	FRN Variable Rate Fix
25 April 2007	Northern Rock plc	FRN Variable Rate Fix
25 April 2007	Northern Rock plc	Director/PDMR Shareholding
25 April 2007	Northern Rock plc	FRN Variable Rate Fix
25 April 2007	Northern Rock plc	FRN Variable Rate Fix
24 April 2007	Northern Rock plc	AGM Statement
24 April 2007	Northern Rock plc	FRN Variable Rate Fix
24 April 2007	Northern Rock plc	FRN Variable Rate Fix
23 April 2007	Northern Rock plc	Publication of Final Terms
23 April 2007	Northern Rock plc	FRN Variable Rate Fix
23 April 2007	Northern Rock plc	FRN Variable Rate Fix
23 April 2007	Northern Rock plc	FRN Variable Rate Fix
23 April 2007	Northern Rock plc	FRN Variable Rate Fix
20 April 2007	Northern Rock plc	Publication of Final Terms
20 April 2007	Northern Rock plc	Director/PDMR Shareholding
20 April 2007	Northern Rock plc	FRN Variable Rate Fix
20 April 2007	Northern Rock plc	FRN Variable Rate Fix
20 April 2007	Northern Rock plc	FRN Variable Rate Fix
20 April 2007	Northern Rock plc	FRN Variable Rate Fix
19 April 2007	Northern Rock plc	FRN Variable Rate Fix
19 April 2007	Northern Rock plc	FRN Variable Rate Fix
19 April 2007	Northern Rock plc	FRN Variable Rate Fix

19 April 2007	Northern Rock plc	FRN Variable Rate Fix
18 April 2007	Northern Rock plc	FRN Variable Rate Fix
18 April 2007	Northern Rock plc	FRN Variable Rate Fix
18 April 2007	Northern Rock plc	FRN Variable Rate Fix
13 April 2007	Northern Rock plc	FRN Variable Rate Fix
13 April 2007	Northern Rock plc	Director/PDMR Shareholding
13 April 2007	Northern Rock plc	Director/PDMR Shareholding
12 April 2007	Northern Rock plc	FRN Variable Rate Fix
12 April 2007	Northern Rock plc	FRN Variable Rate Fix
10 April 2007	Northern Rock plc	FRN Variable Rate Fix
10 April 2007	Northern Rock plc	FRN Variable Rate Fix
10 April 2007	Northern Rock plc	FRN Variable Rate Fix
05 April 2007	Northern Rock plc	Director/PDMR Shareholding
03 April 2007	Northern Rock plc	Annual Information Update

Details of all UK regulatory announcements can be found in full and downloaded from the Market News page of the London Stock Exchange's website at www.londonstockexchange.com/marketnews

The following Luxembourg regulatory announcements have been made.

Date	Company	Headline
25 March 2008	Northern Rock plc	Notice to Holders
22 February 2008	Northern Rock plc	Notice to Holders

Details of all Luxembourg regulatory announcements can be found in full and downloaded from the press releases page within the notices of the Luxembourg Stock Exchange's website at www.bourse.lu

DOCUMENTS FILED AT COMPANIES HOUSE

The Company has submitted filings to Companies House as follows:

Date	Document Type	Description
13 March 2008	288a	Appointment of Director or Secretary
06 March 2008		
06 March 2008		
04 March 2008		
04 March 2008		
04 February 2008		
02 December 2007		
30 November 2007		
26 November 2007		
29 October 2007		
14 February 2007		
20 December 2007		
04 March 2008	288b	Terminating Appointment as Director or Secretary
04 March 2008		
04 March 2008		
04 March 2008		
20 December 2007		
23 November 2007		
23 November 2007		
23 November 2007		
23 November 2007		
23 November 2007		
23 November 2007		
23 November 2007		
29 October 2007		
14 February 2007		

29 August 2007	288c	Change of Particulars for Director or Secretary
29 March 2007		
12 March 2008	Form 122	Notice of Conversion of Stock into Shares
20 November 2007	Form 363s	Filing of Northern Rock plc Company Return
21 February 2008	Form 395	Particulars of Mortgage/Charge
21 February 2008		
29 January 2008		
23 January 2008		
04 January 2008		
04 January 2008		
03 January 2008		
11 December 2007		
15 October 2007		
18 September 2007		
07 March 2008	RES01	Alter Memorandum 04/03/08
18 January 2008	RES10	Authorisation Allotment of Shares and Debentures
02 May 2007	RES10	Adopt Articles 24/04/07 Authorisation Allotment of Security 24/04/07
31 March 2008	AA	Annual Report and Accounts
10 May 2007		

Further information on these filings can be found on the Companies House website, through Companies House Direct at www.direct.companieshouse.gov.uk.

DOCUMENTS SENT TO SHAREHOLDERS

The following documents were published and sent to shareholders:

Date	Document
08 March 2007	Annual Report and Accounts
08 March 2007	Summary Annual Report
08 March 2007	Notice of Annual General Meeting and Subsequent Separate General Meeting of the Holders of Ordinary Shares
01 December 2007	Shareholder Updates
12 October 2007	
29 February 2008	Notice to Extraordinary General Meeting
21 December 2007	
07 January 2008	RAB & SRM Statement

Further information in respect of these documents can be found on the investor relations section of the Company's website at www.northernrock.co.uk.

EURO MEDIUM TERM NOTE PROGRAMME

The Prospectus dated 19 June 2007 relating to the Company's U.S.$25,000,000,000 Euro Medium Term Note Programme, as supplemented by Supplementary Prospectuses dated 31 July 2007 (together, the "EMTN Prospectus") was approved by the UK Listing Authority and is now available for viewing on the website of the London Stock Exchange on www.londonstockexchange.com.

The following is a list of Medium Term Notes issued under the Euro Medium Term Note Programme which have been admitted to trading on the London Stock Exchange. The details can be viewed on the London Stock Exchange's website or investors

may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in London of the Agent, Citibank N.A.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
XS0296701534	€100,000,000	20 April 2007	20 April 2010
XS0297756214	£2,500,000	24 April 2007	18 April 2013
XS0299043751	€100,000,000	04 May 2007	04 May 2010
XS0307941764	£5,000,000	26 June 2007	20 June 2013

COVERED BOND PROGRAMME

The Prospectus dated 7 June 2007 relating to the Company's €30,000,000,000 Global Covered Bond Programme, as supplemented by Supplementary Prospectuses dated 31 July 2007 (together, the "Covered Bond Prospectus") was approved by the UK Listing Authority and is now available for viewing on the website of the London Stock Exchange on www.londonstockexchange.com.

The following is a list of Covered Bonds issued under the Covered Bond Programme which have been admitted to trading on the London Stock Exchange. The details can be viewed on the London Stock Exchange's website or investors may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in London of the Agent, Citibank N.A.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
XS0293187273	€1,750,000,000	27 March 2007	27 March 2017
XS0307583582	US$1,500,000,000	22 June 2007	22 June 2017

SENIOR/SUBORDINATED MEDIUM TERM NOTE PROGRAMME

The Offering Circular dated 30 May 2007 relating to the Company's U.S.$20,000,000,000 Senior/Subordinated Medium Term Note Programme (the "Programme") was filed with the Luxembourg Stock Exchange and published on 30 May 2007. A copy of the Offering Circular may be obtained by contacting the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL). Details of regulatory filings submitted to the Luxembourg Stock Exchange in connection with the Programme can be viewed on the website of the Luxembourg Stock Exchange on www.bourse.lu.

The following is a list of Subordinated Notes issued under the Senior/Subordinated Medium Term Note Programme which have been admitted to trading on the Luxembourg Stock Exchange. The details can be viewed on the Luxembourg Stock Exchange's website or investors may request a copy of the Final Terms from either the Company Secretary of Northern Rock plc (Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL) or the specified office in the United State of America of the Agent, Deutsche Bank Trust Company Americas.

ISIN Code	Nominal Amount	Issue Date	Maturity Date
US66567HAA68/ US66567FAA03	US$650,000,000	25 June 2007	Perpetual

This annual information update statement is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained herein (except as expressly be set out therein). The information referred to above is not necessarily up-to-date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in

the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to above constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2008 JUL 17 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Northern Rock PLC
TIDM	85HX
Headline	Notice
Released	11:05 07-May-08
Number	8668T

RNS Number:8668T
Northern Rock PLC
07 May 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding U.S.$100,000,000 8 per cent. Undated Subordinated Notes (the "Notes") issued by Northern Rock plc (the "Issuer") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0097551526

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5(f) of the Terms and Conditions of the Notes (the "Terms and Conditions"):

(i) the Interest Date falling on 15 June 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0)191 279 4553

Tony Laggan
Settlements
Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT
Citibank, N.A.
21st Floor
Canada Square
Canary Wharf
London E14 5LB

TRUSTEE
The Law Debenture Trust Corporation plc
Fifth Floor
100 Wood Street
London EC2V 7EX

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	85HX
Headline	Notice
Released	10:59 07-May-08
Number	8659T

RNS Number:8659T
Northern Rock PLC
07 May 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding £200,000,000 6.75 per cent. Fixed Rate Step-Up Undated Subordinated Notes (the "Notes") issued by Northern Rock plc (the "Issuer") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0098556961

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5(f) of the Terms and Conditions of the Notes (the "Terms and Conditions"):

(i) the Interest Date falling on 17 June 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER

Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0)191 279 4553

Tony Laggan
Settlements
Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A.
21st Floor
Canada Square
Canary Wharf
London E14 5LB

TRUSTEE

The Law Debenture Trust Corporation plc
Fifth Floor
100 Wood Street

London EC2V 7EX

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Company	Northern Rock PLC
TIDM	85HX
Headline	Notice to Noteholders
Released	12:22 14-Apr-08
Number	2730S

RNS Number:2730S
Northern Rock PLC
14 April 2008

Northern Rock plc

Notice to Noteholders

To the holders of the outstanding U.S.$100,000,000 Undated Subordinated Floating Rate Notes (the "Notes") issued by Northern Rock plc (the "Issuer") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0125284777

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5 (f) of the Terms and Conditions of the Notes (the "Terms and Conditions"):

(i) the Interest Date falling on 23 May 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Antony Swalwell Capital Markets	Tony Laggan Settlements
Tel: +44 (0)191 279 4553	Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT
Citibank, N.A.
21st Floor
Canada Square
Canary Wharf
London E14 5LB

TRUSTEE
The Law Debenture Trust Corporation plc
Fifth Floor
100 Wood Street
London EC2V 7EX

This information is provided by RNS
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Company	Northern Rock PLC
TIDM	85HX
Headline	Notice
Released	12:19 23-May-08
Number	1792V12

RNS Number : 1792V
Northern Rock PLC
23 May 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding £20,000,000 12.625 per cent. Perpetual Subordinated Notes (the "**Notes**") issued by Northern Rock plc (the "**Issuer**").

ISIN: GB0001524957

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 3(*e*) of the Terms and Conditions of the Notes (the "**Terms and Conditions**"):

(i) the Interest Payment Date falling on 30 June 2008will be an Optional interest payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth

Newcastle upon Tyne
NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0)191 279 4553

Lesley-Anne Rawcliffe
Capital Markets
Tel: +44 (0) 191 279 4077

REGISTRAR

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0GA

Tel: 0871 664 0340

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NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE

2008

(APRIL TO JUNE)

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE 2008 (APRIL TO JUNE)

	Documents Filed with Companies House	Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary Form 288b Terminating Appointment of Director or Secretary Form 288c Change of Particulars for Director or Secretary	7 May 2008	14 days from occurrence	CA85 S.288
2.	Annual Accounts including Directors' Remuneration Report	30 March 2008	7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions	7 May 2008	Within 15 days after it was passed or made	CA06 S.29(1)(a)
4.	Form 363s Annual Return		28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital		Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares		Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares		Within one month from allotment of shares	CA85 S.128(1)
8.	Form 395 Particulars of a Mortgage Charge			CA85 S.39.5
9.	Extraordinary General Meeting			
10.	Form RES 01 Alter Memorandum			CA85
11.	Form RES 10 Authorised Allotment of Shares and Debentures			CA85
12.	Form 122 Notice of Conversion of Stocks into Shares			CA85
13.	Articles of Association	7 May 2008	15 days after amendment takes effect	CA06 S.26 (1)

Key

"CA" means the Companies Act 1985 or 2006.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3276385

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	0 1	0 5	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Michael James

Surname: Queen

	Day	Month	Year
†Date of Birth	2 7	0 9	1 9 6 1

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 7 May 08

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary
Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne
Tel 0191 2794139
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

NORTHERN ROCK PLC

RECEIVED

2008 JUL 17 P 1:41

FICE OF INTERNATIONA CORPORATE FINANCE

THE COMPANIES ACT 2006
COMPANY LIMITED BY SHARES
SECTION 29(1) (a)

Registered Number: 3273685

The following resolution was passed as a Special Resolution by the Shareholder of Northern Rock plc at the Company's Annual General Meeting held on Thursday, 1 May 2008.

7. AMENDMENT OF ARTICLES OF ASSOCIATION

THAT:

7.1 the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'A' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association, with immediate effect; and

7.2 with effect from 00.01am on 1 October 2008, the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'B' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the Articles of Association existing at that time.

COMPANY NO. 3273685

NORTHERN ROCK PLC

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on
1 May 2008)

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE **PAGE**

THE COMPANIES ACT 1985 COMPANY NO. 3273685

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Northern Rock plc

PRELIMINARY

Table A 1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions 2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address in relation to electronic communications, includes any number or address used for the purposes of electronic communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 2 of the New Act and includes

(a) any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies

Acts" (with or without the addition of an indication of the date of any such enactment); and

(b) the New Act.

core business means that part of the business of the Company and its subsidiaries which requires authorisation under the FSMA;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

entitled by transmission means, in relation to a share or debenture, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

FSA means the Financial Services Authority and any successor body;

FSMA means the Financial Services Markets Act 2000 including any modification or re-enactment of it for the time being in force;

HMT Nominee has the meaning given to it in Article 13;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

London Stock Exchange means the London Stock Exchange plc;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

New Act means the Companies Act 2006 including any modification or re-enactment of it for the time being in force;

office means the registered office of the Company;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Transfer Order means the Northern Rock plc Transfer Order 2008;

Treasury Solicitor means the Solicitor for the affairs of Her Majesty's Treasury;

uncertificated share means (subject to Regulation 42(ii)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

working day has the meaning given by section 1173 of the Companies Act 2006.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Companies Acts) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication.

References to a notice or other document being ***sent*** to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised or contemplated by these Articles, and ***sending*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Companies Acts have the same meaning as in the Companies Acts (but excluding any modification of the Companies Acts not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee

consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

PROTECTIVE PROVISIONS

Special quorum and special resolution

4. Notwithstanding any provision in these Articles to the contrary (including, without limitation, the provision relating to the quorum at general meetings), a resolution relating to any of the following matters shall only be effective if it is approved as a special resolution passed at a general meeting of the Company at which the quorum shall be 5 per cent. of the total number of members eligible to vote at a general meeting of the Company present in person or by proxy:

(a) a proposal for the voluntary winding up or dissolution of the Company; or

(b) the amendment, removal or alteration of the effect of this Article; or

(c) a proposal (howsoever described) for the disposal, either in a single transaction or a series of transactions (whether related or not and whether by way of sale, transfer, lease or otherwise), of all or any substantial part of the core business of the Company except for a disposal to a holding company of the Company (as defined in section 736 of the Act) the articles of association of which contain the same restrictions as are contained in this Article and Articles 5.

This Article shall remain in force in any period where a HMT Nominee is a member of the Company notwithstanding anything to the contrary in these Articles, after which this Article shall be deemed to be of no effect. The validity of anything done under this Article before that date shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

Limitations on shareholders

5.1 Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles, the Company shall not, at any time whilst a HMT Nominee is a member of the Company:

(a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares with a view to their being offered for sale; or

(b) allot or agree to allot any share in the Company or issue or agree to issue any share warrant or option in respect of any shares; or

(c) register a transfer of shares in the Company,

other than to or to the order of a HMT Nominee, in each case without the prior written approval of Her Majesty's Treasury.

5.2 Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article shall, to that extent, be void and any allotment or registration of a transfer of shares in contravention of this Article shall be void.

SHARE CAPITAL

Share capital 6.1 The share capital of the Company on the adoption of these Articles is £204,617,480 and €25,000,000, divided into 718,469,920 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***) and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 6.2 and 6.3 below, the rights set out in Article 7 below.

6.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

6.3 The Euro Preference Shares shall be comprised of two classes of share:

(a) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(b) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

7.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 7. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 7) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 46 and 47 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this Article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

7.1.1 Income

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d) The following provisions of this paragraph (d) shall apply in relation to any particular Series of Preference Shares (a Relevant Series) if so determined by the board prior to the allotment thereof:

(i) if the board determines prior to the allotment of a Relevant Series that this Article 7.1.1(d)(i) shall apply to that Relevant Series then dividends shall only be payable on the Preference Shares of such series, when, as and if declared by the board, but without prejudice to paragraph (e) below; or

(ii) if the board determines prior to the allotment of a Relevant Series that this Article 7.1.1(d)(ii) shall apply to that Relevant Series then the following provisions shall apply to that Relevant Series:

(A) if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and also the payment in full of all other dividends stated to be payable on such date on any other Series (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) expressed to rank pari passu as regards participation in profits, then, subject to sub-paragraph (D) below, the Preference Dividend on all such Series shall be declared and paid in full;

(B) if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, sufficient only to enable partial payment of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend on any such other Series that are in cumulative form) ranking pari passu with the Relevant Series as regards participation in profits (together, the ***Participating Shares***), then, subject to sub-paragraph (D) below, the directors shall apply such distributable profits and distributable reserves in paying dividends to the holders of the Participating Shares pro rata to the amount of dividend on the Participating Shares accrued and payable (including any arrears or deficiency of

dividend that are in cumulative form) on or before the relevant Preference Dividend Payment Date.

(C) if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend that are cumulative in form) ranking pari passu with the Relevant Series as regards participation in profits, then the Company shall not pay the Preference Dividend in respect of either Series;

(D) if, pursuant to the provisions of sub-paragraphs (B) and (C) above, on any occasion a Preference Dividend in respect of a Relevant Series which is not expressed to have a cumulative right as regards participation in profits (or any part thereof) is not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

(E) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend Shortfall***) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

   (I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

   (II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

(F) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not

expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

(G) the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend (including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the Relevant ***Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(I) provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in

cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

(II) subject to the provisos in sub-paragraph (G)(I) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(III) the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(IV) the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time

to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this Article 7.1.1 to any dividend payable on any Preference Shares shall not be treated as including a reference to any Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

7.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference Shares shall be payable in sterling, and such amount in respect of Euro Preference Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph 7.1.1 above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph 7.1.1(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph 7.1.1(d)(ii)(A), 7.1.1(d)(ii)(B) and

7.1.1(d)(ii)(D) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

7.1.3 Voting

(a) The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(i) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(ii) if a resolution is proposed at the general meeting:

(A) for, or in relation to, the winding-up of the Company; or

(B) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(iii) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

7.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph 7.1.4, be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph 7.1.4.

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph 7.1.4, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the time being issued and registered in the Register of Members (***Registered Shares***) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 8, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such

payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in London (a ***Sterling Business Day***), or, in the case of a Redeemable Euro Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the moneys payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this Article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of Articles 46 and 47 shall, where relevant, apply to any such consolidation, division or sub-division).

7.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE RIGHTS

Shares with special rights

8.1 Subject to the provisions of the Companies Acts and Articles 4 and 5 and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

8.2 The board may, subject to Article 5, issue share warrants to bearer in respect of any fully paid up shares under a seal of the Company, or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The

board may decide, either generally or in any particular case or cases, that any signature on any such warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

8.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

8.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Section 80 authority

9.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

9.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 9.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with an issue in favour of the holders of relevant shares where the equity securities respectively attributable to the interests of all the holders of relevant shares are proportionate (as nearly as practicable) to the respective numbers of relevant shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 9.2(a) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry

9.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

9.4 In this Article:

prescribed period means any period for which the authority conferred by Article 9.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 9.2 is given by special resolution stating the section 89 amount;

s***ection 80 amount*** means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

s***ection 89 amount*** means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

10. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 11:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

11. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

12. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

13. Except as required by law and except in respect of the Treasury Solicitor or any other member holding shares as the nominee of Her Majesty's Treasury where the Company is informed that such member holds shares as such nominee (each a ***HMT Nominee***), the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

14.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment or issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise).

When rights deemed to be varied

14.2 For the purposes of this Article, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

UNCERTIFICATED SHARES

Uncertificated shares

15.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

15.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated shares

15.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

SHARE CERTIFICATES

Members' rights to certificates

16. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or in accordance with Article 136 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

17. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

18. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

19.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

19.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 15.3 to effect the transfer of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

19.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated share or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

20. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

21. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

23. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

24. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of

these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls 25. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance 26. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call 27. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance 28. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares 29. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the shares to that person. Where, for the purposes of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 15.3 to effect the transfer of the share to

that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

30. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

31. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

32. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

33. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject, if necessary, to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated shares

34. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

35. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers

36.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

36.2 In the case of a transfer of certificated shares by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

37. The board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the London Stock Exchange, the Regulations and the rules and practices of the Operator of the relevant system. Without prejudice to the generality of the foregoing, the directors shall have the right to refuse to register any transfer which would give rise to a breach of the protective provisions set out in Article 4.

Notice of refusal to register

38. If the board refuses to register a transfer of a share in certificated form it shall send to the transferee notice of the refusal within two months after the date on which the transfer was lodged with the Company.

Suspension of registration

39. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

40. No fee shall be charged for the registration of any transfer or other document relating to or affecting the title to a share.

Retention of transfers

41. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

42. If a member dies, the survivor, or survivors where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

43.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall give notice

to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to become holder or to have another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

43.2 The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

44. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 43, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 146. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

45. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

46. All shares created by ordinary resolution pursuant to Article 45 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

47. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form, the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the buyer's directions. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with, the buyer's directions. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

48. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

49. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

50. All meetings of members of the Company other than annual general meetings shall be called general meetings. The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

51. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) any holder of shares of the class present in person or by proxy may demand a poll; and

(b) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

For the purposes of this Article, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights.

Convening general meetings

52. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene a general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting, any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company or, for so long as there is only one member of the Company, the sole member (or, in the case of a corporation, its corporate representative) or a person representing such person by proxy may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

53.1 An annual general meeting shall be called by at least 21 clear days' notice. All other general meetings shall be called by at least 14 clear days' notice. This Article 53.1 is subject to any provision of the Companies Acts permitting consent by members to a shorter period of time.

Recipients of notice

53.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

54.1 The notice shall specify the time , date and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 55.3, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

54.2 Whilst a HMT Nominee is a member of the Company, and as permitted by the Transfer Order, a resolution of the Company shall be effective notwithstanding that special notice, if required by any provision of the Companies Acts to be given, has not been given.

Contents of notice: additional requirements

54.3 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

Article 55.3 arrangements

54.4 The notice shall include details of any arrangements made for the purpose of Article 55.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

55.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

55.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 55.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid. The provisions of Article 61.2 shall apply to any such adjournment.

Other arrangements for viewing/hearing proceedings

55.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise), by attending a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or

hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

55.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 55.3 (including, without limitation, the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member who, pursuant to those arrangements, is not entitled to attend in person or by proxy at any particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 55.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

55.5 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, subject to Article 86, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82.1(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 82.1(b) at any time not less than 48 hours before any new time appointed for holding the meeting.

Meaning of participate

55.6 For the purposes of this Article 55, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

Accidental omission to send notice

56.1 The accidental omission to send a notice of a meeting or resolution, or to send any notification where required by the Companies Acts or the Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice,

resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

56.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

57. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles and the Companies Acts, two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum, unless:

(a) each is a qualifying person only because he is authorised under the Companies Acts to act as a representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or

(b) each is a qualifying person only because he is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member.

For so long as the Company is wholly owned, directly or indirectly, by Her Majesty's Treasury, one qualifying person present at a meeting and entitled to vote on the business to be dealt with shall be a quorum.

For the purposes of this Article a "qualifying person" means (i) an individual who is a member of the Company, (ii) a person authorised under the Companies Acts to act as a representative of the corporation in relation to the meeting, or (iii) a person appointed as proxy of a member in relation to the meeting.

If quorum not present

58. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

59. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman nor any deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

60. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers

61.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be dealt with at an adjourned meeting other than business which might properly have been dealt with at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 55.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

61.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 82 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 82. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 55.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be dealt with at an adjourned meeting.

Amendments to resolutions

62. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered (which, if the board so specified, shall be calculated taking no account of any part of a day that is not a working day), notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

63. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members (including proxies) who are present and who have the right to vote at the meeting; or

(c) any member or members (including a proxy or proxies) who are present and who represent not less than one-tenth of the total voting rights of all the members (including proxies) having the right to vote at the meeting; or

(d) any member or members (including a proxy or proxies) who are present and who hold shares (or who have been appointed to represent a member or members in respect of shares) conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

The appointment of a proxy to vote on a matter at a meeting authorises the proxy to demand, or join in demanding, a poll on that matter. In applying the provisions of this Article, a demand by a proxy counts (i) for the purposes of paragraph (b) of this Article, as a demand by the member, (ii) for the purposes of paragraph (c) of this Article, as a demand by a member representing the voting rights that the proxy

is authorised to exercise, and (iii) for the purposes of paragraph (d) of this Article, as a demand by a member holding the shares to which those rights are attached.

Declaration of result 64. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote 65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll 66. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll 67. Subject to Article 68 a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken 68. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll 69. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions 70. Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote 71. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote. A proxy appointed, in respect of all or part of such shareholding, by a member who holds shares in the Company pursuant to a written agreement with the Company on

behalf of a third party or a number of third parties (a ***Nominee Proxy***) shall on a show of hands also have one vote (and, for the avoidance of doubt, any such proxy will, on a show of hands, be entitled to one vote only, even if that proxy is himself a member or is acting as proxy for more than one member). Subject to any rights or restrictions attached to any shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

72. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

73. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other, person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a show of hands or on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of the day that is not a working day.

Calls in arrears

74. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act, restrictions if in default

75.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the New Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a direction notice) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 145;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the instrument of transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

75.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

75.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 793 notice, in a form satisfactory to the board.

Board may cancel restrictions

75.4 The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

75.5 The Company may exercise any of its powers under Article 15.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 74

76.1 For the purposes of Article 75:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 793 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 793 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of Part 28 of the New Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the FSMA or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act 76.2 Nothing contained in Article 76 limits the power of the Company under section 794 of the New Act.

Errors in voting 77. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting 78. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting 79. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution 80. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 81 and 82, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment 81. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 82 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 83.2, a member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member.

Delivery/receipt of proxy appointment

82.1 Without prejudice to Article 55.5(b) or to the second sentence of Article 61.2, the appointment of a proxy shall:

(a) in the case of an appointment contained in an instrument, be delivered personally, by post or facsimile transmission to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) at which the person named in the appointment proposes to vote; or

(a) in the case of an appointment contained in an instrument or of an appointment contained in an electronic communication, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(b) in the case only of an appointment contained in an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

In calculating the periods mentioned in this Article, the board may specify, in any case, that no account shall be taken of any part of a day that is not a working day.

Receipt of authority

82.2 Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally, by post or facsimile transmission to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82.1(a) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

82.3 A proxy appointment which is not delivered or received in accordance with Article 82.182, or in respect of which Article 82.2 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use

at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of proxy appointment

83.1 A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing member's rights to attend and to speak and vote at a meeting of the Company in respect of the Shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

83.2 If a member appoints more than one proxy and the proxy appointments purport, in aggregate, to confer on those proxies the authority to vote at a general meeting more shares than are at the relevant time held by that member, each of those proxy appointments shall be invalid and none of the proxies so appointed by that member shall be entitled to attend, speak (if relevant) or vote at that general meeting.

Corporate representatives

84. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

85. The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect (a) whether he counts in deciding whether there is a quorum at a meeting; (b) the validity of anything he does as chairman of a meeting; (c) the validity of a poll demanded by him at a meeting; or (d) the validity of a vote given by that person, unless notice of the termination was received by the Company as mentioned in the following sentence at least three hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of an instrument received by the Company at the office or at such other place within the United Kingdom as may have been specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 82.1(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 82.1(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the

purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

86. Notwithstanding any other provision in the Articles (including Articles 80 to 85), an appointment of a proxy for the Treasury Solicitor whilst Her Majesty's Treasury is a member of the Company:

(a) may be in any written form (including in an electronic communication);

(b) need not be given with any period of notice;

(c) shall not require the approval of the board;

(d) is otherwise deemed to be given in accordance with the provision of these Articles.

NUMBER OF DIRECTORS

Limits on number of directors

87. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

88. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

89. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

90. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

91. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

92. Except as otherwise authorised by the Companies Acts, a motion for the appointment of two or more persons as director by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

Additional powers of the Company

93. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

94. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

95. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

No share qualification

96. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

97. Notwithstanding any other provision of these Articles (including, without limitation, Articles 91 and 93), while the Company is wholly owned, directly or indirectly, by Her Majesty's Treasury, Her Majesty's Treasury may appoint one or more directors of the Company by written notice, provided the appointee has consented to act in such a capacity, with effect from the date specified in such notice and as a person appointed under this Article 97 shall not be subject to the above provisions of Articles 88 and 89 relating to the requirement of directors to retire by rotation. Her Majesty's Treasury may determine the terms (including remuneration) of the Service Contract (as defined in the Companies Acts) of a person appointed as director under this Article in whatever form they see fit, which contract shall be treated as having been made or entered into by the Company.

ALTERNATE DIRECTORS

Power to appoint alternates

98. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

99. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

100. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

101. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

102. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

103. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 100) on receipt of such notice by the Company at, in the case of a notice contained in an instrument, the office or, in the case of a notice contained in an electronic communication, such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

104. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

105. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by ordinary resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

106. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

107. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

108. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

109. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including the title "director" 110. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow 111. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director 112. A person ceases to be a director as soon as:

(a) that person ceases to be a director by virtue of any provision of the Companies Acts or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

(e) notification is received by the Company from the director that the director is resigning or retiring from office, and such resignation or retirement has taken effect in accordance with its terms, or his office as a director is vacated pursuant to Article 94;

(f) he is removed in accordance with Article 97; or

(g) that person receives notice signed by not less than three-quarters of the other directors stating that that person should cease to be a director. In calculating the number of directors who are required to give such notice to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that notice by either shall be sufficient.

Power of Company to remove director

113. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

114. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

115. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 114 and 116, any such agreement or arrangement may be made on such terms as the board determines.

Additional remuneration for special services

116. Any director who does not hold executive office and who serves on any committee of the board, and by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 114) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

117. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

118. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

119. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

120. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

121.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

121.2 For the purposes of this Article:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

122.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

122.2 Without prejudice to the provisions of Article 164, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 122.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

122.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

123. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

124. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board by giving notice of the meeting to each director. Notice of a board meeting shall be deemed to be given to a director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company for that purpose or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines and any such determination may be retrospective.

Quorum

125. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director may, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board

meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

126. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairmen

127. The board may appoint one of their number to be the chairman, and up to two of their number to be deputy chairmen, of the board and may at any time remove any of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead any director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor any deputy chairman is willing to preside or none of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

128. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

129. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be signed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

130. Without prejudice to the first sentence of Article 124, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

131.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

131.2 For the purposes of this Article, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

131.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

132. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

133. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

134. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

135.1 The board shall cause minutes to be recorded for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board, and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

135.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the next meeting, shall be sufficient evidence of the proceedings of the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for use of seal

136. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company, has the same effect as if executed under the seal. For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

137. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

138. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

139. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

140. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate, and certify as true, copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board whether in physical form or electronic form; and

(c) any book, record or document relating to the business of the Company whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes, or an extract from the minutes, of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

141. Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

142. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

143. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

144. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

145.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 145.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

145.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 145.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall give notice to the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the

contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 145.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each such holder of elected shares as is arrived at on the basis stated in Article 145.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

146. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Interest not payable

147. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Payment procedures

148.1 Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this Article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be payable to the order of the holder, or in the case of joint holders, to the order of the holder whose name stands first in the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. In respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.

Forfeiture of unclaimed dividends

149. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Cessation of payment of dividends

150. The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (a) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (b) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these Articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement by notice to the Company and provides such new or corrected information as the Company shall reasonably require.

CAPITALISATION OF PROFITS AND RESERVES

General power to capitalise

151.1 The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article 151.1, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as the board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends, etc.

152. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

153. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

154.1 Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

154.2 Subject to the Companies Acts, the requirements of Article 154.1 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

155. Any notice to be sent or given to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Method of sending notice

156.1 The Company may send a notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope and addressed to his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 156.2; or

(f) by any other method approved by the board.

(g) Website publications by Company

156.2 (a) Subject to the Companies Acts and the Electronic Communications Act 2000, the Company may send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(i) the Company and the member have agreed to him having access to notices or documents generally, or to a specific notice or document, on a website (instead of it being sent to him);

(ii) the notice or document is one to which that agreement applies;

(iii) the member is notified, in a manner for the time being agreed between him and the Company for this purpose, of:

(A) the publication of the notice or document on a website;

(B) the address of that website; and

(C) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(iv) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout the publication period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(b) In this Article 156.2, ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 61.2, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 69, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

(c) For the purposes of Article 156.2(a), a member is taken to have given his agreement if:

(i) that member has been asked individually by the Company to agree that the Company may send or supply notices or documents generally, or the notice or document in question, to him by means of a website; and

(ii) the Company has not received a response within a period of 28 days beginning the date on which the Company's request was sent.

Methods of member etc. sending notice

156.3 Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose and referring to this Article 156.3.

Notice to joint holders

156.4 In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes to have been sent to all the joint holders.

Registered address outside UK

156.5 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent to him using electronic communication shall (provided that, in the case of electronic communication, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a) no such members shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

156.6 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

156.7 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice includes website notification

156.8 In this Article (except for Article 156.2) and in Articles 157, 158 and 159, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice to persons entitled by transmission

157. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner authorised or contemplated by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a

notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

158. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 76.1 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed given by post

159. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice or other document sent by post shall be deemed to be given to the member on the day following that on which the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was given.

When notices etc. deemed given by electronic communication

160. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice during disruption of postal services

161. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings sent to them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

162.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

162.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 162.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 162.1 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 162.1 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 162.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 162.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in this Article 162 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares

163.1 The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if:

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the holder of such shares has with the Company, whether in the sole name of such holder or jointly with another person or persons at any time during the relevant period; and

(c) the Company has not at any time during the relevant period received:

(i) in the case of holders of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust; or

(ii) in the case of holders of shares to whom sub-paragraph (i) above does not apply, so far as the Company at the end of the relevant period is then aware, any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale,

and any shares which are proposed to be sold under this Article may be selected by the Company at its discretion and any advertisements published by the Company

need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this Article:

the qualifying period means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that, in relation to shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

the relevant period means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust, shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company was not aware at the end of the relevant period of having at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this Article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

163.2 The manner, timing and terms of any sale of shares pursuant to Article 163.1 (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include

a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this Article, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Company or any of its subsidiary undertakings.

Transfer on sale 163.3 To give effect to any sale of shares pursuant to Article 163.1 the board may:

(a) when the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) when the shares are held in uncertificated form, exercise any of the Company's powers under Article 15.3 to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

An instrument of transfer executed by that person in accordance with paragraph (a) above shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) above shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Proceeds of sale 163.4 The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. For the purposes of calculating the ***net proceeds***, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Company or any of its subsidiary undertakings in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale; and (iii) to deduct any other amounts to which the trustee referred to above may be entitled or for which it may be required to account under the terms of the trust.

WINDING UP

Liquidator may distribute in specie

164.1 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

164.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

165. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in:

(a) defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

COMPANY NO. 3273685

NORTHERN ROCK PLC

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on
1 May 2008, effective 1 October 2008)

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

CLAUSE **PAGE**

THE COMPANIES ACT 1985 COMPANY NO. 3273685

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Northern Rock plc

PRELIMINARY

Table A 1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions 2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address in relation to electronic communications, includes any number or address used for the purposes of electronic communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 2 of the New Act and includes

(a) any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies

Acts" (with or without the addition of an indication of the date of any such enactment); and

(b) the New Act.

core business means that part of the business of the Company and its subsidiaries which requires authorisation under the FSMA;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

entitled by transmission means, in relation to a share or debenture, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

FSA means the Financial Services Authority and any successor body;

FSMA means the Financial Services Markets Act 2000 including any modification or re-enactment of it for the time being in force;

HMT Nominee has the meaning given to it in Article 13;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

Junior Obligations means in respect of any Relevant Series:

(a) the ordinary shares of the Company;

(b) any other series of Preference Shares issued by the Company ranking junior as to dividends with the Relevant Series; or

(c) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks junior as to payments with the Relevant Series; or

(d) any other instrument issued by the Company ranking junior as to dividends with the Relevant Series.

London Stock Exchange means the London Stock Exchange plc;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

New Act means the Companies Act 2006 including any modification or re-enactment of it for the time being in force;

office means the registered office of the Company;

paid means paid or credited as paid;

Parity Obligations means in respect of any Relevant Series:

(a) any other series of Preference Shares issued by the Company ranking pari passu as to dividends with the Relevant Series; or

(b) any Preference Share issued by a subsidiary undertaking of the Company which benefits from a guarantee or other contractual support undertaking of the Company which guarantee or contractual support undertaking ranks pari passu as to payments with the Relevant Series; or

(c) any other instrument issued by the Company ranking pari passu as to dividends with the Relevant Series.

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 778 of the New Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Transfer Order means the Northern Rock plc Transfer Order 2008;

Treasury Solicitor means the Solicitor for the affairs of Her Majesty's Treasury;

uncertificated share means (subject to Regulation 42(ii)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

working day has the meaning given by section 1173 of the Companies Act 2006.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Companies Acts) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication.

References to a notice or other document being ***sent*** to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised or contemplated by these Articles, and ***sending*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Companies Acts have the same meaning as in the Companies Acts (but excluding any modification of the Companies Acts not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in these Articles but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee

consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

PROTECTIVE PROVISIONS

Special quorum and special resolution

4. Notwithstanding any provision in these Articles to the contrary (including, without limitation, the provision relating to the quorum at general meetings), a resolution relating to any of the following matters shall only be effective if it is approved as a special resolution passed at a general meeting of the Company at which the quorum shall be 5 per cent. of the total number of members eligible to vote at a general meeting of the Company present in person or by proxy:

(a) a proposal for the voluntary winding up or dissolution of the Company; or

(b) the amendment, removal or alteration of the effect of this Article; or

(c) a proposal (howsoever described) for the disposal, either in a single transaction or a series of transactions (whether related or not and whether by way of sale, transfer, lease or otherwise), of all or any substantial part of the core business of the Company except for a disposal to a holding company of the Company (as defined in section 736 of the Act) the articles of association of which contain the same restrictions as are contained in this Article and Articles 5.

This Article shall remain in force in any period where a HMT Nominee is a member of the Company notwithstanding anything to the contrary in these Articles, after which this Article shall be deemed to be of no effect. The validity of anything done under this Article before that date shall not be affected and any action taken under this Article before that date shall not be open to challenge on any grounds whatsoever.

Limitations on shareholders

5.1 Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles, the Company shall not, at any time whilst a HMT Nominee is a member of the Company:

(a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares with a view to their being offered for sale; or

(b) allot or agree to allot any share in the Company or issue or agree to issue any share warrant or option in respect of any shares; or

(c) register a transfer of shares in the Company,

other than to or to the order of a HMT Nominee, in each case without the prior written approval of Her Majesty's Treasury.

5.2 Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article shall, to that extent, be void and any allotment or registration of a transfer of shares in contravention of this Article shall be void.

SHARE CAPITAL

Share capital

6.1 The share capital of the Company on the adoption of these Articles is £204,617,480 and €25,000,000, divided into 718,469,920 Ordinary Shares of £0.25 each (as consolidated or sub-divided from time to time, ***Ordinary Shares***) and 100,000,000 undesignated sterling preference shares of £0.25 each, and 100,000,000 undesignated euro preference shares of €0.25 euros each (in each case as consolidated or sub-divided from time to time, respectively the ***Sterling Preference Shares***, and the ***Euro Preference Shares*** and together, the ***Preference Shares***), having, subject to the provisions of Articles 6.2 and 6.3 below, the rights set out in Article 7 below.

6.2 The Sterling Preference Shares shall be comprised of two classes of share:

(a) redeemable Sterling Preference Shares (the ***Redeemable Sterling Preference Shares***); and

(b) non-redeemable Sterling Preference Shares (the ***Non-redeemable Sterling Preference Shares***);

In the case of Sterling Preference Shares that are initially created as undesignated Sterling Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Sterling Preference Shares or Non-redeemable Sterling Preference Shares.

6.3 The Euro Preference Shares shall be comprised of two classes of share:

(a) redeemable Euro Preference Shares (the ***Redeemable Euro Preference Shares***); and

(b) non-redeemable Euro Preference Shares (the ***Non-redeemable Euro Preference Shares***);

In the case of Euro Preference Shares that are initially created as undesignated Euro Preference Shares the board shall upon allotment determine whether they are to be allotted as Redeemable Euro Preference Shares or Non-redeemable Euro Preference Shares.

PREFERENCE SHARES

7.1 All of the Preference Shares shall rank pari passu inter se to the extent that they are expressed so to rank and shall confer the rights and be subject to the limitations set out in this Article 7. They shall also confer such further rights (not being inconsistent with the rights set out in this Article 7) as may be attached by the board to any Series (as defined below) of such shares prior to allotment of such series and in particular (but without prejudice to the generality of the foregoing) the board may, pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of larger or smaller amount (and so that the provisions of Articles 46 and 47 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the board has the power under this Article to determine any of the rights to be attached to any Series of the Preference Shares, the rights so determined need not be the same as those attached to the Preference Shares which have then been allotted or issued. The Preference Shares, including any class of Preference Shares, may be issued in one or more separate series (each, a ***Series***) and each Series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these Articles. Each of the Preference Shares shall, subject to the terms and conditions of issue as the board may determine prior to the issue of any relevant Series of Preference Shares, confer the following rights as to participation in the profits and assets of the Company, attendance at meetings, voting and, in the case of Redeemable Preference Shares, redemption:

7.1.1 Income

(a) Preference Shares shall (subject to the further provisions described below) entitle the members holding the same to receive a preferential dividend (hereinafter called the ***Preference Dividend***), payable at such rate or rates (whether fixed or variable) and on such dates (***Preference Dividend Payment Dates***) to be determined by the board before allotment on the amounts from time to time paid up or credited as paid up thereon and on such other terms and conditions as may be determined by the board prior to allotment thereof and in particular (but without prejudice to the foregoing) the board may determine whether the rights of such shares as regards participation in profits are cumulative or non-cumulative. Unless otherwise determined by the directors prior to allotment, any Preference Dividends on Sterling Preference Shares shall be payable in sterling, and any Preference Dividends on Euro Preference Shares shall be payable in euros. Subject to sub-paragraph (f) below, Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend;

(b) Unless otherwise determined by the board prior to allotment thereof, Preference Shares shall rank as regards participation in profits pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other shares of the Company.

(c) If it shall subsequently appear that any dividend which has been paid to holders of Preference Shares should not have been so paid, then provided the board shall have acted in good faith, the directors shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made.

(d) The following provisions of this paragraph (d) shall apply in relation to any particular Series of Preference Shares (a Relevant Series) if so determined by the board prior to the allotment thereof:

(i) if the board determines prior to the allotment of a Relevant Series that this Article 7.1.1(d)(i) shall apply to that Relevant Series then dividends shall only be payable on the Preference Shares of such series, when, as and if declared by the board, but without prejudice to paragraph (e) below; or

(ii) if the board determines prior to the allotment of a Relevant Series that this Article 7.1.1(d)(ii) shall apply to that Relevant Series then the following provisions shall apply to that Relevant Series:

(A) if, in the opinion of the board, the distributable profits and distributable reserves of the Company are sufficient to cover the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and also the payment in full of all other dividends stated to be payable on such date on any other Series (including any arrears or deficiency of dividend on any such other shares that are in cumulative form) expressed to rank pari passu as regards participation in profits, then, subject to sub-paragraph (D) below, the Preference Dividend on all such Series shall be declared and paid in full;

(B) if, on any Preference Dividend Payment Date the distributable profits and distributable reserves of the Company are, in the opinion of the board, sufficient only to enable partial payment of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend on any such other Series that are in cumulative form) ranking pari passu with the Relevant Series as regards participation in profits (together, the ***Participating Shares***), then, subject to sub-paragraph (D) below, the directors shall apply such distributable profits and distributable reserves in paying dividends to the holders of the Participating Shares pro rata to the amount of dividend on the Participating Shares accrued and payable (including any arrears or deficiency of

dividend that are in cumulative form) on or before the relevant Preference Dividend Payment Date.

(C) if, on any Preference Dividend Payment Date, the distributable profits and distributable reserves of the Company are, in the opinion of the board, insufficient to enable payment to be made of any of the Preference Dividend in respect of the Relevant Series (including any arrears or deficiency of dividend that are cumulative in form) and, if applicable, of any dividends payable on such date on any other Series (including any arrears or deficiency of dividend that are cumulative in form) ranking pari passu with the Relevant Series as regards participation in profits, then the Company shall not pay the Preference Dividend in respect of either Series;

(D) if, pursuant to the provisions of sub-paragraphs (B) and (C) above, on any occasion a Preference Dividend in respect of a Relevant Series which is not expressed to have a cumulative right as regards participation in profits (or any part thereof) is not paid, the holders of shares of the Relevant Series shall have no claim in respect of such shortfall;

(E) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is expressed to have a cumulative right as regards participation in profits is not paid in full (a ***Preference Dividend Shortfall***) (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any Parity Obligations or Junior Obligations,

until such time as the Preference Dividend Shortfall has been paid or a sum has been set aside for its payment in full.

(F) if a Preference Dividend due on any Preference Dividend Payment Date in respect of any Relevant Series which is not

expressed to have a cumulative right as regards participation in profits is not paid in full (or a sum is not set aside to provide for its payment in full), and no additional preference shares have been allotted pursuant to sub-paragraph (G), the Company may not (without the written consent of three-fourths in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of shares of the Relevant Series) thereafter:

(I) redeem, reduce, purchase or otherwise acquire for any consideration any Parity Obligations or Junior Obligations (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition); or

(II) subject to the provisions of sub-paragraph (f) below, pay or declare any dividend on any other Parity Obligations or Junior Obligations,

for such period following the relevant Preference Dividend Payment Date as may be designated by the board prior to issue.

(G) the provisions described in this sub-paragraph shall apply if determined by the board prior to allotment of the Relevant Series and then only where the Preference Dividend (including any arrears or deficiency of dividend that are in cumulative form) due on any Preference Dividend Payment Date in respect of any Relevant Series is not paid in its entirety pursuant to sub-paragraph (C) (the Relevant ***Dividend***) and the amounts (if any) standing to the credit of the profit and loss account of the Company together with the amount of the reserves of the Company available for the purpose are sufficient to enable the allotments of additional preferences shares referred to in the further provisions of this sub-paragraph to be made in full:

(I) provided that the Company has sufficient authorised but unissued share capital and that the directors are authorised in accordance with section 80 of the Companies Act 1985 to allot the appropriate amount of relevant securities (for which purposes the directors shall, if necessary, call as soon as practicable a general meeting of the Company at which the appropriate resolutions to create such share capital and to obtain such authority are proposed), each holder of shares of the Relevant Series shall, on the date for payment of the Relevant Dividend had such dividend been paid in

cash, be allotted such additional nominal amount of preference shares of the same class, denominated in the same currency and carrying identical rights and limitations as the Relevant Series in question, credited as fully paid, as is equal to an amount determined by multiplying the cash amount of the Relevant Dividend (exclusive of any associated tax credit) that would have been payable to him had such dividend been payable in cash by a factor to be determined by the board prior to allotment of the Relevant Series and rounding the resulting sum down to the nearest integral multiple of £1 (in the case of Sterling Preference Shares) and of €1 (in the case of Euro Preference Shares). A holder of Preference Shares receiving an allotment of additional preference shares in accordance with this sub-paragraph shall not be entitled to receive any part of the Relevant Dividend relating to Relevant Series in cash;

(II) subject to the provisos in sub-paragraph (G)(I) above, for the purpose of paying up preference shares to be allotted on any occasion pursuant to this sub-paragraph, the directors shall capitalise out of the sums standing to the credit of the profit and loss account of the Company and/or to the credit of the Company's reserve accounts (including share premium account) available for the purpose, as the directors may determine, a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and apply the same in paying up in full the appropriate amount of unissued preference shares of that class or classes in question;

(III) the additional preference shares so allotted shall rank pari passu in all respects with the Relevant Series in respect of which the additional preference shares were so allotted, save only as regards participation in the Relevant Dividend; and

(IV) the board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions described in this sub-paragraph (G).

(e) if, in the opinion of the board, the payment of any Preference Dividend would breach or cause a breach of capital adequacy requirements from time

to time applicable to the Company under the UK capital adequacy regime then none of such Preference Dividend shall be declared or paid;

(f) In any calendar year, whether or not any Preference Dividend on any particular Preference Shares has been paid in full and notwithstanding any other provision of these Articles, the board may, if it so resolves, pay (or set aside a sufficient sum for payment of) a special dividend (a ***Special Dividend***) not exceeding (in the case of Sterling Preference Shares) one penny per share or (in the case of Euro Preference Shares) one cent per share on any shares in the capital of the Company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this Article 7.1.1 to any dividend payable on any Preference Shares shall not be treated as including a reference to any Special Dividend paid on any particular Preference Shares pursuant to this sub-paragraph (f).

7.1.2 Capital

(a) On a distribution of assets on a winding-up of the Company or return of capital (other than on a redemption or purchase by the Company of any of its share capital), members holding Preference Shares shall in respect thereof be entitled to receive, out of the surplus assets remaining after payment of the Company's liabilities, an amount equal to the amount paid up or credited as paid up on the Preference Shares together with such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances). Unless otherwise determined by the board prior to allotment, such amount in respect of Sterling Preference Shares shall be payable in sterling, and such amount in respect of Euro Preference Shares shall be payable in euros.

(b) In addition to the amount repayable on the Preference Shares in accordance with sub-paragraph (a) above there shall be payable a sum equal to the Preference Dividend which would have been payable by the Company in accordance with paragraph 7.1.1 above (together, in the case of Preference Shares which are expressed to have a cumulative right as regards participation in profits, with any arrears or deficiency of Preference Dividend), calculated at the annual rate determined by the board before allotment of the Preference Shares in question, in respect of the number of days included in the period commencing with the day following whichever Preference Dividend Payment Date shall most recently have occurred prior to the date of commencement of the winding-up of the Company or return of capital and ending with such date of commencement of winding-up or return of capital, as though such period had been one in relation to which a Preference Dividend would have been payable pursuant to the provisions described in paragraph 7.1.1(a) above and the terms of issue of the Preference Shares in question, but subject always to the provisions described in paragraph 7.1.1(d)(ii)(A), 7.1.1(d)(ii)(B) and

7.1.1(d)(ii)(D) above and to the terms on which any particular Preference Shares are issued.

(c) With respect to the amounts payable or repayable under sub-paragraphs (a) and (b) of this paragraph in the event of a winding-up of the Company or return of capital, Preference Shares shall rank pari passu inter se and with any other shares that are expressed to rank pari passu therewith as regards participation in surplus assets and otherwise in priority to any other share capital of the Company. Save as may be determined by the board prior to the issue of any particular series of Preference Shares, the holders of Preference Shares shall not be entitled in respect thereof to any further or other right of participation in the assets of the Company upon a winding-up or return of capital.

7.1.3 Voting

(a) The holders of any series of Preference Shares will only be entitled to receive notice of and to attend any general meeting of the Company:

(i) if the Preference Dividend on the Preference Shares of such series has not, at the date of the notice of the general meeting, been paid in full in respect of such dividend periods as the board may prior to allotment determine, in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote upon any resolution proposed thereat; or

(ii) if a resolution is proposed at the general meeting:

(A) for, or in relation to, the winding-up of the Company; or

(B) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the Preference Shares of such series,

in which case the holders of the Preference Shares of such series will be entitled to speak and/or vote only upon such resolution; or

(iii) in such other circumstances, and upon and subject to such terms, as the board may determine prior to allotment.

On a show of hands every holder of Preference Shares who is entitled to vote and who (being an individual) is present in person or (being a corporation) is present by representative shall have one vote. On a poll each holder of Preference Shares present in person or by proxy and entitled to vote shall have such number of votes in respect of each Preference Share as the board may determine prior to the allotment of such shares.

7.1.4 Redemption of Redeemable Preference Shares

(a) The Redeemable Sterling Preference Shares and the Redeemable Euro Preference Shares (together, the ***Redeemable Preference Shares***) shall, subject to the provisions of the Companies Acts and to the other provisions of this paragraph 7.1.4, be redeemable at the option of the Company in whole or in part on any day by the Company giving to each of the holders of the Redeemable Preference Shares to be redeemed not less than fourteen days' prior notice in writing (a ***Notice of Redemption***) and by the Company complying with the other requirements of this paragraph 7.1.4.

(b) In the case of a partial redemption under sub-paragraph (a) of this paragraph 7.1.4, the Company shall for the purposes of ascertaining the particular Redeemable Preference Shares to be redeemed cause a lot to be drawn at the office (or at such other place as the board may determine) in the presence of the auditors.

(c) A Notice of Redemption shall specify the particular Redeemable Preference Shares to be redeemed, the date fixed for redemption (the ***Redemption Date***), the amount payable in respect of each such Redeemable Preference Share on redemption and the place in the United Kingdom at which documents of title in respect of such Redeemable Preference Shares are to be presented and surrendered for redemption and payment of redemption moneys is to be effected. Upon such presentation and surrender and against the receipt of such holder for the redemption moneys payable in respect of such Redeemable Preference Shares, the Company shall pay to such holder the amount due to him in respect of such redemption and shall cancel the documents of title so delivered. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption procedure.

(d) There shall be paid on each Redeemable Preference Share so redeemed the amount paid up or credited as paid up thereon, together (to the extent permitted by the Companies Acts) with any premium paid on issue.

(e) The provisions of this sub-paragraph (e) and the following sub-paragraphs (f) and (h) shall have effect in relation to Redeemable Preference Shares for the time being issued and registered in the Register of Members (***Registered Shares***) and represented by certificates (***Certificates***) and in relation to Redeemable Preference Shares which, in accordance with Article 8, are for the time being issued and represented by a warrant (***Bearer Shares***). Payment by the Company in respect of the amount due on redemption shall be made, in the case of a Redeemable Sterling Preference Share, by a sterling cheque drawn on a bank in London, and, in the case of a Redeemable Euro Preference Share, by a euro cheque drawn on a bank in England or Frankfurt, or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption, by transfer to in the case of a Redeemable Sterling Preference Share, a sterling account maintained by the payee with a bank in London, or in the case of a Redeemable Euro Preference Share, a euro account maintained by the payee with a bank in London or Frankfurt. Such

payment will, in the case of a Registered Share, be against presentation and surrender of the relative Certificate at the place or on one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within fourteen days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Redeemable Preference Shares. Such payments will, in the case of a Bearer Share, be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Redeemable Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws.

(f) As from the relevant Redemption Date the dividend on the Redeemable Preference Shares due for redemption shall cease to accrue except on any such Redeemable Preference Shares in respect of which, upon the due delivery of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraphs (c) and (e) above, payment of the redemption moneys due on such Redemption Date shall be improperly withheld or refused in which case the said dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption moneys. Such Redeemable Preference Shares shall not be treated as having been redeemed until the redemption moneys in question together with the accrued dividend thereon have been paid whereupon such Redeemable Preference Shares shall be treated as having been redeemed.

(g) If the Redemption Date for any Redeemable Preference Share is not, in the case of a Redeemable Sterling Preference Share, a day on which banks in London are open for business and on which foreign exchange dealings may be conducted in London (a ***Sterling Business Day***), or, in the case of a Redeemable Euro Preference Share, a day in which banks in London and Frankfurt are open for business and on which foreign exchange dealings may be conducted in such cities (a ***Euro Business Day***), then payment of the amount payable on redemption will be made on the next succeeding Sterling Business Day or Euro Business Day as the case may be, and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month, whereupon such payment will be made on the preceding Sterling Business Day or Euro Business Day, as the case may be.

(h) The receipt of the holder for the time being of any Registered Share (or, in the case of joint registered holders, the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified pursuant to sub-paragraph (c) above in respect of the moneys payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company in respect thereof.

(i) Upon the redemption or purchase of any Redeemable Preference Shares, the directors may (pursuant to the authority given by the passing of the resolution to adopt this Article) consolidate and divide and/or sub-divide the authorised, but unissued, Redeemable Preference Share capital existing as a consequence of such redemption or purchase into shares of a larger or smaller amount (and so that the provisions of Articles 46 and 47 shall, where relevant, apply to any such consolidation, division or sub-division).

7.1.5 Further Shares

(a) Save as provided by the terms of issue of any particular Preference Shares, the Company shall not create or issue any further shares ranking as regards participation in the profits and assets of the Company in priority to the Preference Shares.

(b) Any series of Preference Shares or other shares ranking pari passu in some or all respects with the Preference Shares then in issue may (unless otherwise provided by the terms of issue of the Preference Shares then in issue), without their creation or issue being deemed to vary the special rights attached to any Preference Shares then in issue, either carry rights identical in all respects with such Preference Shares or any of them or carry rights differing therefrom in any respect. Unless otherwise provided by the terms of issue, the rights attaching to any Preference Shares shall not be deemed to be varied or abrogated by the purchase, redemption or cancellation by the Company of any of its shares ranking as regards participation in the profits or assets of the Company pari passu with or after such Preference Shares.

SHARE RIGHTS

Shares with special rights

8.1 Subject to the provisions of the Companies Acts and Articles 4 and 5 and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

8.2 The board may, subject to Article 5, issue share warrants to bearer in respect of any fully paid up shares under a seal of the Company, or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The

board may decide, either generally or in any particular case or cases, that any signature on any such warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

8.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

8.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Section 80 authority

9.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

9.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 9.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with an issue in favour of the holders of relevant shares where the equity securities respectively attributable to the interests of all the holders of relevant shares are proportionate (as nearly as practicable) to the respective numbers of relevant shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 9.2(a) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry

9.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

9.4 In this Article:

prescribed period means any period for which the authority conferred by Article 9.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 9.2 is given by special resolution stating the section 89 amount;

s***ection 80 amount*** means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

s***ection 89 amount*** means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

10. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 11:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

11. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

12. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

13. Except as required by law and except in respect of the Treasury Solicitor or any other member holding shares as the nominee of Her Majesty's Treasury where the Company is informed that such member holds shares as such nominee (each a ***HMT Nominee***), the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

14.1 Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment or issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise).

When rights deemed to be varied

14.2 For the purposes of this Article, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

UNCERTIFICATED SHARES

Uncertificated shares

15.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

15.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated shares

15.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

SHARE CERTIFICATES

Members' rights to certificates

16. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or in accordance with Article 143 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

17. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

18. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

19.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale 19.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 15.3 to effect the transfer of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds 19.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated share or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls 20. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made 21. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders 22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable 23. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls 24. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of

these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

25. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

26. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

27. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

28. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

29. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the shares to that person. Where, for the purposes of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 15.3 to effect the transfer of the share to

that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

30. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

31. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

32. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

33. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject, if necessary, to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated shares

34. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

35. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers

36.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

36.2 In the case of a transfer of certificated shares by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

37. The board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the London Stock Exchange, the Regulations and the rules and practices of the Operator of the relevant system. Without prejudice to the generality of the foregoing, the directors shall have the right to refuse to register any transfer which would give rise to a breach of the protective provisions set out in Article 4.

Notice of refusal to register

38. If the board refuses to register a transfer of a share in certificated form it shall send to the transferee notice of the refusal within two months after the date on which the transfer was lodged with the Company.

Suspension of registration

39. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

40. No fee shall be charged for the registration of any transfer or other document relating to or affecting the title to a share.

Retention of transfers

41. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

42. If a member dies, the survivor, or survivors where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

43.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall give notice

to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to become holder or to have another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

43.2 The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

44. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 43, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 153. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

45. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

46. All shares created by ordinary resolution pursuant to Article 45 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

47. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form, the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the buyer's directions. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with, the buyer's directions. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

48. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

49. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

GENERAL MEETINGS

Types of general meeting

50. All meetings of members of the Company other than annual general meetings shall be called general meetings. The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

51. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) any holder of shares of the class present in person or by proxy may demand a poll; and

(b) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

For the purposes of this Article, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights.

Convening general meetings

52. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene a general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting, any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company or, for so long as there is only one member of the Company, the sole member (or, in the case of a corporation, its corporate representative) or a person representing such person by proxy may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

53.1 An annual general meeting shall be called by at least 21 clear days' notice. All other general meetings shall be called by at least 14 clear days' notice. This Article 53.1 is subject to any provision of the Companies Acts permitting consent by members to a shorter period of time.

Recipients of notice

53.2 Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

54.1 The notice shall specify the time , date and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 55.3, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

54.2 Whilst a HMT Nominee is a member of the Company, and as permitted by the Transfer Order, a resolution of the Company shall be effective notwithstanding that special notice, if required by any provision of the Companies Acts to be given, has not been given.

Contents of notice: additional requirements

54.3 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

Article 55.3 arrangements

54.4 The notice shall include details of any arrangements made for the purpose of Article 55.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

55.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

55.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 55.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid. The provisions of Article 61.2 shall apply to any such adjournment.

Other arrangements for viewing/hearing proceedings

55.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise), by attending a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or

hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance 55.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 55.3 (including, without limitation, the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member who, pursuant to those arrangements, is not entitled to attend in person or by proxy at any particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 55.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting 55.5 If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, subject to Article 86, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82.1(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 82.1(b) at any time not less than 48 hours before any new time appointed for holding the meeting, provided that the board may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day.

Meaning of participate 55.6 For the purposes of this Article 55, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

Accidental omission to send notice 56.1 The accidental omission to send a notice of a meeting or resolution, or to send any notification where required by the Companies Acts or the Articles in relation to the publication of a notice of meeting on a website, or to send a form of

proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

56.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

57. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles and the Companies Acts, two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum, unless:

(a) each is a qualifying person only because he is authorised under the Companies Acts to act as a representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or

(b) each is a qualifying person only because he is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member.

For so long as the Company is wholly owned, directly or indirectly, by Her Majesty's Treasury, one qualifying person present at a meeting and entitled to vote on the business to be dealt with shall be a quorum.

For the purposes of this Article a "qualifying person" means (i) an individual who is a member of the Company, (ii) a person authorised under the Companies Acts to act as a representative of the corporation in relation to the meeting, or (iii) a person appointed as proxy of a member in relation to the meeting.

If quorum not present

58. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

59. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman nor any deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

60. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers

61.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be dealt with at an adjourned meeting other than business which might properly have been dealt with at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 55.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

61.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion, determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 82 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 82. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 55.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be dealt with at an adjourned meeting.

Amendments to resolutions

62. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered (which, if the board so specified, shall be calculated taking no account of any part of a day that is not a working day), notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office, or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

63. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members (including proxies) who are present and who have the right to vote at the meeting; or

(c) any member or members (including a proxy or proxies) who are present and who represent not less than one-tenth of the total voting rights of all the members (including proxies) having the right to vote at the meeting; or

(d) any member or members (including a proxy or proxies) who are present and who hold shares (or who have been appointed to represent a member or members in respect of shares) conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

The appointment of a proxy to vote on a matter at a meeting authorises the proxy to demand, or join in demanding, a poll on that matter. In applying the provisions of this Article, a demand by a proxy counts (i) for the purposes of paragraph (b) of this Article, as a demand by the member, (ii) for the purposes of paragraph (c) of this Article, as a demand by a member representing the voting rights that the proxy

is authorised to exercise, and (iii) for the purposes of paragraph (d) of this Article, as a demand by a member holding the shares to which those rights are attached.

Declaration of result

64. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

66. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

67. Subject to Article 68 a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

68. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

69. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

70. Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote

71. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote. A proxy appointed, in respect of all or part of such shareholding, by a member who holds shares in the Company pursuant to a written agreement with the Company on

behalf of a third party or a number of third parties (a ***Nominee Proxy***) shall on a show of hands also have one vote (and, for the avoidance of doubt, any such proxy will, on a show of hands, be entitled to one vote only, even if that proxy is himself a member or is acting as proxy for more than one member). Subject to any rights or restrictions attached to any shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

72. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

73. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other, person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a show of hands or on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of the day that is not a working day.

Calls in arrears

74. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act, restrictions if in default

75.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the New Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a direction notice) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, then the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 152;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the instrument of transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

75.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

75.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 793 notice, in a form satisfactory to the board.

Board may cancel restrictions

75.4 The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

75.5 The Company may exercise any of its powers under Article 15.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 74

76.1 For the purposes of Article 75:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 793 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 793 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of Part 28 of the New Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the FSMA or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

76.2 Nothing contained in Article 76 limits the power of the Company under section 794 of the New Act.

Errors in voting

77. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

78. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

79. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

80. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Articles 81 and 82, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

81. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 82 not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. Subject to Article 83.2, a member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member.

Delivery/receipt of proxy appointment

82.1 Without prejudice to Article 55.5(b) or to the second sentence of Article 61.2, the appointment of a proxy shall:

(a) in the case of an appointment contained in an instrument, be delivered personally, by post or facsimile transmission to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) at which the person named in the appointment proposes to vote; or

(a) in the case of an appointment contained in an instrument or of an appointment contained in an electronic communication, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(b) in the case only of an appointment contained in an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

In calculating the periods mentioned in this Article, the board may specify, in any case, that no account shall be taken of any part of a day that is not a working day.

Receipt of authority

82.2 Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally, by post or facsimile transmission to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82.1(a) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 55.5) at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director together with the proxy appointment to which it relates.

82.3 A proxy appointment which is not delivered or received in accordance with Article 82.182, or in respect of which Article 82.2 has not been complied with, shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid proxy appointments are delivered or received in respect of the same share for use

at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of proxy appointment

83.1 A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing member's rights to attend and to speak and vote at a meeting of the Company in respect of the Shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

83.2 If a member appoints more than one proxy and the proxy appointments purport, in aggregate, to confer on those proxies the authority to vote at a general meeting more shares than are at the relevant time held by that member, each of those proxy appointments shall be invalid and none of the proxies so appointed by that member shall be entitled to attend, speak (if relevant) or vote at that general meeting.

Corporate representatives

84. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

85. The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect (a) whether he counts in deciding whether there is a quorum at a meeting; (b) the validity of anything he does as chairman of a meeting; (c) the validity of a poll demanded by him at a meeting; or (d) the validity of a vote given by that person, unless notice of the termination was received by the Company as mentioned in the following sentence at least three hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of an instrument received by the Company at the office or at such other place within the United Kingdom as may have been specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 82.1(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company for the purpose of receiving proxy appointments in accordance with Article 82.1(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the

purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

86. Notwithstanding any other provision in the Articles (including Articles 80 to 85), an appointment of a proxy for the Treasury Solicitor, whilst Her Majesty's Treasury is a member of the Company:

(a) may be in any written form (including in an electronic communication);

(b) need not be given with any period of notice;

(c) shall not require the approval of the board;

(d) is otherwise deemed to be given in accordance with the provision of these Articles.

NUMBER OF DIRECTORS

Limits on number of directors

87. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

88. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

89. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

90. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

91. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

92. Except as otherwise authorised by the Companies Acts, a motion for the appointment of two or more persons as director by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

Additional powers of the Company

93. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

94. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

95. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

No share qualification

96. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

97. Notwithstanding any other provision of these Articles (including, without limitation, Articles 91 and 93), while the Company is wholly owned, directly or indirectly, by Her Majesty's Treasury, Her Majesty's Treasury may appoint one or more directors of the Company by written notice, provided the appointee has consented to act in such a capacity, with effect from the date specified in such notice and as a person appointed under this Article 97 shall not be subject to the above provisions of Articles 88 and 89 relating to the requirement of directors to retire by rotation. Her Majesty's Treasury may determine the terms (including remuneration) of the Service Contract (as defined in the Companies Acts) of a person appointed as director under this Article in whatever form they see fit, which contract shall be treated as having been made or entered into by the Company.

ALTERNATE DIRECTORS

Power to appoint alternates

98. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

99. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

100. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

101. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

102. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

103. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 100) on receipt of such notice by the Company at, in the case of a notice contained in an instrument, the office or, in the case of a notice contained in an electronic communication, such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

104. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

105. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by ordinary resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

106. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

107. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

108. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

109. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including the title "director"

110. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

111. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

112. A person ceases to be a director as soon as:

(a) that person ceases to be a director by virtue of any provision of the Companies Acts or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

(e) notification is received by the Company from the director that the director is resigning or retiring from office, and such resignation or retirement has taken effect in accordance with its terms, or his office as a director is vacated pursuant to Article 94;

(f) he is removed in accordance with Article 97 or

(g) that person receives notice signed by not less than three-quarters of the other directors stating that that person should cease to be a director. In calculating the number of directors who are required to give such notice to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that notice by either shall be sufficient.

Power of Company to remove director

113. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

114. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

115. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 114 and 116, any such agreement or arrangement may be made on such terms as the board determines.

Additional remuneration for special services

116. Any director who does not hold executive office and who serves on any committee of the board, and by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 114) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

117. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

118. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

119. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

120. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Authorisation under s175 of the Companies Act 2006

121.

121.1 For the purposes of section 175 of the Companies Act 2006, the board may, subject to the voting and quorum requirements set out in this Article, authorise any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a director under that section, including, without limitation, any matter which relates to a situation in which a director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company (a ***Conflict***).

121.2 A director seeking authorisation in respect of a Conflict shall declare to the board the nature and extent of his interest in a Conflict as soon as is reasonably

practicable. The director shall provide the board with such details of the relevant matter as are necessary for the board to decide how to address the Conflict together with such additional information as may be requested by the board.

121.3 Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the board shall be effected in the same way that any other matter may be proposed to and resolved upon by the board under the provisions of these Articles but only if:

(a) any requirement as to quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(b) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

121.4 Where the board gives authority in relation to a Conflict:

(a) the relevant director will be obliged to conduct himself in accordance with any terms imposed by the board in relation to the Conflict for the purposes of complying with the authority given;

(b) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(c) the board may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

121.5 For the purposes of the Articles, a conflict of interest includes a conflict of interest and duty and a conflict of duties, and interest includes both direct and indirect interests.

Director's contract with the Company

122. Provided that he has disclosed to the board the nature and extent of his interest (unless the circumstances referred to in section 177(5) or section 177(6) of the Companies Act 2006 apply, in which case no such disclosure is required) a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director; and

(c) may be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body

corporate in which the Company is otherwise (directly or indirectly) interested.

Remuneration, benefits etc.

123. A director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

(a) the acceptance, entry into or existence of which has been approved by the board pursuant to Article 121 (subject, in any such case, to any limits or conditions to which such approval was subject); or

(b) which he is permitted to hold or enter into by virtue of paragraph (a), (b) or (c) of Article 122;

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Companies Act 2006.

Notification of interests

124. Any disclosure required by Article 122 may be made at a meeting of the board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Companies Act 2006.

Duty of confidentiality to another person

125. A director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article applies only if the existence of that relationship has been approved by the board pursuant to Article 122. In particular, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act 2006 because he fails:

(a) to disclose any such information to the board or to any director or other officer or employee of the Company; and/or

(b) to use or apply any such information in performing his duties as a director of the Company.

Consequences of authorisation

126. Where the existence of a director's relationship with another person has been approved by the board pursuant to Article 122 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act 2006 because he:

(a) absents himself from meetings of the board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b) makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser,

for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

Without predjudice to equitable principles or rule of law

127. The provisions of Articles 125 and 126 are without prejudice to any equitable principle or rule of law which may excuse the director from:

(a) disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or

(b) attending meetings or discussions or receiving documents and information as referred to in Article 126, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

General

128. The Company may by ordinary resolution:

(a) authorise any director in relation to any matter the subject of a Conflict in any way as it sees fit, notwithstanding the board's powers under these Articles; or

(b) ratify any transaction or arrangement which has not been properly authorised in accordance with these Articles.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

129.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

129.2 Without prejudice to the provisions of Article 171, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the

Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 129.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

129.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

130. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

131. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board by giving notice of the meeting to each director. Notice of a board meeting shall be deemed to be given to a director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) for the time being notified by him or on his behalf to the Company for that purpose or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communication to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines and any such determination may be retrospective.

Quorum

132. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director may, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

133. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairmen

134. The board may appoint one of their number to be the chairman, and up to two of their number to be deputy chairmen, of the board and may at any time remove any of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead any director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor any deputy chairman is willing to preside or none of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

135. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

136. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be signed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

137. Without prejudice to the first sentence of Article 131, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

138.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which

does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

138.2 For the purposes of this Article, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

138.3 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

139. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

140. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

141. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

142.1 The board shall cause minutes to be recorded for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board, and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

142.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the next meeting, shall be sufficient evidence of the proceedings of the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for use of seal

143. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed with the authority of a resolution of the board, by a director and the secretary or by two directors or by a director in the presence of a witness who attests the signature and expressed (in whatever form of words) to be executed by the Company, has the same effect as if executed under the seal. For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

144. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

145. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

146. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

147. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate, and certify as true, copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board whether in physical form or electronic form; and

(c) any book, record or document relating to the business of the Company whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes, or an extract from the minutes, of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

148. Subject to the provisions of the Companies Acts and of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

149. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

150. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

151. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

152.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 152.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

152.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 152.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall give notice to the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 152.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each such holder of elected shares as is arrived at on the basis stated in Article 152.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

153. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a

share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Interest not payable

154. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Payment procedures

155.1 Any dividend or other sum payable by the Company in respect of a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name stands first in the register, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month's notice in writing from such holder or joint holders directing that payment be made in another manner permitted by this Article. Any such dividend or other sum which has been paid by crediting such an account shall be treated as having been paid upon such account having been credited with the amount of such dividend or other sum. Any such dividend or other sum may also be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be payable to the order of the holder, or in the case of joint holders, to the order of the holder whose name stands first in the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he was a holder of the share and his address noted in the register was his registered address. In respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company.

Forfeiture of unclaimed dividends

156. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Cessation of payment of dividends

157. The Company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if either (a) in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed, or (b) following one such occasion reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these Articles, the Company may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement by notice to the Company and provides such new or corrected information as the Company shall reasonably require.

CAPITALISATION OF PROFITS AND RESERVES

General power to capitalise

158.1 The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article 158.1, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as the board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends, etc.

159. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

160. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

161.1 Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. Copies need not be sent to a person for whom the Company does not have a current address.

Summary financial statements

161.2 Subject to the Companies Acts, the requirements of Article 161.1 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

162. Any notice to be sent or given to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Method of sending notice

163.1 The Company may send a notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope and addressed to his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 163.2; or

(f) by any other method approved by the board.

(g) Website publications by Company

163.2 (a) Subject to the Companies Acts and the Electronic Communications Act 2000, the Company may send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(i) the Company and the member have agreed to him having access to notices or documents generally, or to a specific notice or document, on a website (instead of it being sent to him);

(ii) the notice or document is one to which that agreement applies;

(iii) the member is notified, in a manner for the time being agreed between him and the Company for this purpose, of:

(A) the publication of the notice or document on a website;

(B) the address of that website; and

(C) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(iv) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout the publication period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(b) In this Article 163.2, ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 61.2, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 69, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

(c) For the purposes of Article 163.2(a), a member is taken to have given his agreement if:

(i) that member has been asked individually by the Company to agree that the Company may send or supply notices or documents generally, or the notice or document in question, to him by means of a website; and

(ii) the Company has not received a response within a period of 28 days beginning the date on which the Company's request was sent.

Methods of member etc. sending notice

163.3 Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose and referring to this Article 163.3.

Notice to joint holders

163.4 In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes to have been sent to all the joint holders.

Registered address outside UK

163.5 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent to him using electronic communication shall (provided that, in the case of electronic communication, the Company so agrees) be entitled to have notices or other documents sent to him at that address, but otherwise:

(a) no such members shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

163.6 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

163.7 The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice includes website notification

163.8 In this Article (except for Article 163.2) and in Articles 164, 165 and 166, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice to persons entitled by transmission

164. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner authorised or contemplated by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a

notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

165. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 76.1 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed given by post

166. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice or other document sent by post shall be deemed to be given to the member on the day following that on which the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was given.

When notices etc. deemed given by electronic communication

167. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice during disruption of postal services

168. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings sent to them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

169.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

169.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 169.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 169.1 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 169.1 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 169.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 169.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in this Article 169 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares

170.1 The Company may sell any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares if:

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period; and

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the crediting of any account which the holder of such shares has with the Company, whether in the sole name of such holder or jointly with another person or persons at any time during the relevant period; and

(c) the Company has not at any time during the relevant period received:

(i) in the case of holders of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company, satisfactory registration details from the holder of, or person entitled by transmission to, the shares or, in the case of such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust; or

(ii) in the case of holders of shares to whom sub-paragraph (i) above does not apply, so far as the Company at the end of the relevant period is then aware, any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the Company has caused advertisements giving notice of its intention to sell the shares to be published (i) (in the case of shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company other than shares in respect of which satisfactory registration details have been received by the Company) in two daily newspapers with a national circulation, and (ii) (in any other case) one in a daily newspaper with a national circulation and another in a newspaper circulating in the area of the address shown in the register of the holder of, or person entitled by transmission to, the shares, and (in either such case) a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale,

and any shares which are proposed to be sold under this Article may be selected by the Company at its discretion and any advertisements published by the Company

need not refer to the individual names of the holders or individually identify the shares in question.

For the purposes of this Article:

the qualifying period means the period of twelve years immediately preceding the date of publication of the relevant advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates except that, in relation to shares transferred by the Society as a consequence of the transfer of the business of the Society to the Company (other than shares in respect of which satisfactory registration details have been received by the Company), such phrase shall have the foregoing meaning but with the substitution of the period of three years for that of twelve years; and

the relevant period means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

For the purpose of (i) sub-paragraph (c)(i) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company had not, at any time during the relevant period, received satisfactory registration details in respect of the shares from the holder of, or person entitled by transmission to, the shares or, in the case of any such shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, from the person entitled to such shares under the terms of the trust, shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares, and (ii) sub-paragraph (c)(ii) above, a statutory declaration that the declarant is a director of the Company or the secretary and that the Company was not aware at the end of the relevant period of having at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares shall be conclusive evidence of the facts stated in that declaration as against all persons claiming to be entitled to the shares.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the Company has become entitled to sell the shares pursuant to this Article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the Company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (e) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

170.2 The manner, timing and terms of any sale of shares pursuant to Article 170.1 (including but not limited to the price or prices at which the same is made) shall be such as the board determines (and may, without limitation, include

a term that the price is payable in instalments), based upon advice from such bankers, brokers or other persons as the board considers appropriate which are consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the board shall not be liable to any person for any of the consequences of reliance on such advice. Provided that a sale is made in accordance with this Article, the validity of the sale shall not, for any purpose, be affected by the fact that the method of sale may confer a benefit on the Company or any of its subsidiary undertakings.

Transfer on sale 170.3 To give effect to any sale of shares pursuant to Article 170.1 the board may:

(a) when the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) when the shares are held in uncertificated form, exercise any of the Company's powers under Article 15.3 to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

An instrument of transfer executed by that person in accordance with paragraph (a) above shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) above shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Proceeds of sale 170.4 The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted (the debt being payable not earlier than the date or dates on which the proceeds of sale are received by the Company) to the former holder of, or person entitled by transmission to, the shares or, in the case of shares transferred by the Society to a trustee in accordance with the terms of the transfer of the business of the Society to the Company, to the person entitled to such shares under the terms of the trust for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. For the purposes of calculating the ***net proceeds***, the Company shall be entitled (i) to deduct any costs or expenses incurred by it in connection with the sale and to charge for any services (including, without limitation, the provisions of any guarantee, indemnity, other assurance or support) provided by the Company or any of its subsidiary undertakings in connection with the sale; (ii) to make provision for any taxation which may arise in relation to the sale; and (iii) to deduct any other amounts to which the trustee referred to above may be entitled or for which it may be required to account under the terms of the trust.

WINDING UP

Liquidator may distribute in specie

171.1 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

171.2 The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

172. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in:

(a) defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

END